Form 20-F
Helport AI Ltd
filed 2024-08-09
CIK 2001699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 2, 2024

Commission File Number: 001-42205

Helport AI Limited

(Exact name of Registrant as specified in its charter)

Not applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989
(Address of Principal Executive Offices)

Mr. Guanghai Li, Chief Executive Officer

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989

Tel: +65 82336584
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, $0.0001 par value per share	HPAI	The Nasdaq Stock Market LLC
Warrants to purchase Ordinary Shares	HPAIW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of August 8, 2024, the issuer has 37,132,968 ordinary shares and 18,844,987 warrants issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by Helport AI Limited, a British Virgin Islands business company (“PubCo”). Unless otherwise indicated, “we,” “us,” “our,” and “PubCo,” and similar terminology refers to Helport AI Limited, a company incorporated under the laws of the British Virgin Islands, and its subsidiaries subsequent to the Business Combination (defined below). References to “Helport,” the “Company” and “Helport Limited” refers to Helport Limited prior to the consummation of the Business Combination.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in “Item 3. Key Information—D. Risk Factors” herein.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

ii

EXPLANATORY NOTE

On November 12, 2023, Tristar Acquisition I Corp., a Cayman Islands exempted company (“Tristar”) entered into a certain Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), with Helport Limited, a British Virgin Islands business company (“Helport”), PubCo, Merger I Limited, a British Virgin Islands business company and a wholly-owned subsidiary of PubCo (“Merger Sub 1”), Merger II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”), Navy Sail International Limited, a British Virgin islands company, in the capacity as the representative from and after the effective time of the SPAC Merger (as defined below) (the “Effective Time”) for the shareholders of Purchaser (other than Helport shareholders as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of the Business Combination Agreement (“Purchaser Representative”) and Extra Technology Limited, a British Virgin Islands business company, in the capacity as the representative from and after the Effective Time for the holders of Helport ordinary shares as of immediately prior to the Effective Time in accordance with the terms and conditions of the Business Combination Agreement (“Seller Representative”).

The Merger Agreement provided for a business combination which was effected in two steps. On August 1, 2024, (i) Merger Sub 1 merged with and into Helport (the “Initial Merger”), and Helport is the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo, and on August 2, 2024, (2) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 merged with and into Tristar (the “SPAC Merger,” and, together with Initial Merger, the “Business Combination” or the “Mergers”), and Tristar is the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo.

On August 2, 2024, PubCo consummated the Business Combination pursuant to the terms of the Merger Agreement and Helport became a wholly owned subsidiary of PubCo. This Report is being filed in connection with the Business Combination.

On May 18, 2024, Tristar and Helport entered into subscription agreements with three investors on substantially the same terms, pursuant to which, among other things, Helport agreed to issue and sell to the investors (the “PIPE Investors”), and the investors agreed to subscribe for and purchase an aggregate of 1,388,889 shares at a purchase price of $10.80 per share, for an aggregate purchase price of $15,000,000, in a private placement (the “PIPE Investment”). The subscription agreements contained customary conditions to closing, including the consummation of the Business Combination.

On August 2, 2024, in connection with the consummation of the Business Combination, PubCo received aggregate gross proceeds of $5.5 million out of the $15 million PIPE Investment and issued an aggregate of 509,259 shares to the PIPE Investors for such subscription. The reduced amount of gross proceeds was due to the inability of one of the investors to remit substantially all of its subscription. Each of Tristar and PubCo reserve their rights with respect to such investor’s obligations, however, there are no assurances that the balance of such commitment will be remitted in a timely manner, if at all.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers are set forth in the section entitled “Item 6. Directors, Senior Management and Employees – A. Directors and Executive Officers.”

The business address for each of PubCo’s directors and senior management is 9 Temasek Boulevard #07-00, Suntec Tower Two, Singapore 038989.

B. Advisors

Hunter Taubman Fischer & Li LLC acted as U.S. counsel for Helport upon the Business Combination. The address of Hunter Taubman Fischer & Li LLC is 950 Third Avenue, 19th Floor, New York, NY 10022.

Ogier acted as the British Virgin Islands counsel for Helport upon the Business Combination. The address of Ogier is Floor 11, Center Tower, 28 Queen’s Road Central, Central, Hong Kong.

C. Auditors

Enrome LLP acted as the independent registered public accounting firm of Helport, for its consolidated financial statements as of June 30, 2022 and 2023 and for the years then ended, and will be the Company’s independent registered public accounting firm following the Business Combination.

The address of Enrome LLP is 143 Cecil Street #19-03/04, GB Building, Singapore 069542.

Marcum LLP, acted as Tristar’s independent auditing firm for its financial statements as of December 31, 2022 and 2023 and for the years then ended.

The address of Marcum LLP is 730 3rd Ave 11th Floor, New York, NY 10017.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma condensed combined basis as of December 31, 2023, after giving effect to the Business Combination and the PIPE transactions.

As of December 31, 2023	Pro Forma Combined
Cash and cash equivalents	$3,273,946
Ordinary shares	3,713
Subscription receivable	(156)
Additional paid-in capital	2,197,276
Retained earnings	11,619,985
Total Equity	13,820,818
Debt:
Long term payables	461,550
Total capitalization	$13,359,268

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this Report and in our other filings with the SEC, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, results of operations, and growth prospects would likely be materially and adversely affected. This Report also contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.

Summary of Risk Factors

Risks Related to Doing Business in the PRC

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against PubCo or its management that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China;

●	Recent greater oversight by the CAC over data security could adversely impact our business;

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on Helport’s business and operations;

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us;

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment;

●	Each of our customers and suppliers has entered into an Authorization for Payment Agreement with our Singapore operating entity and a third- party agent. Our financial condition and liquidity position may be subject to credit risks of the third-party agent; and

●	If the PRC government imposes further restrictions and limitations on our PRC customers’ ability to transfer or distribute cash overseas., our business, financial condition, and results of operations could be materially adversely affected.

Risks Related to Our Business

●	Our failure to anticipate or successfully implement new technologies could render our contact-center solution services less competitive and reduce our revenue and market share;

●	Our reliance on developer partners for AI product and system development is significant. If these third parties, or their critical staff members, are unable or unwilling to continue their cooperation with us, it could have a detrimental effect on our business;

●	The use of open-source software in our products may compromise our ability to protect the confidentiality of our proprietary information, potentially harming our business and competitive position;

●	Our inability to use software licensed from third parties, or our use of open-source software under license terms that interfere with our proprietary rights, could disrupt our business;

●	We are in the highly competitive AI Contact Integrated Solutions Industry, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance;

●	Our business may rely on a primary supplier or a few customers that account for more than 10% of our total purchases. Interruptions in operations in such major clients or supplier may have an adverse effect on our business, financial condition, and results of operations;

●	We rely on third-party cloud computing platforms to develop software and store data. If we fail to maintain our relationships with these platforms, or if the service fees charged by these platforms change to our detriment, our business may be adversely affected;

●	Our business generates and processes a large amount of data, and it is required to comply with laws and regulations in multiple jurisdictions relating to data privacy and security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects;

●	The proper functioning of our technology systems and platforms is essential to our business. Any disruption to our information technology systems could materially affect our ability to maintain the satisfactory performance of our AI data analytic systems;

●	If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could be subject to increased costs, liabilities, reputational harm, or other negative consequences;

●	If we fail to manage our growth or execute our strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demand of our customers;

●	Unauthorized use of our intellectual property by third parties and expenses incurred in protecting our intellectual property rights may adversely affect our business, reputation, and competitive edge;

●	Third parties may claim that we have infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services;

●	Non-compliance with laws and regulations on the part of any third parties with which we conduct business could expose us to legal expenses, compensation to third parties, penalties, and disruptions of our business, which may adversely affect our results of operations and financial performance;

●	Future acquisitions may have an adverse effect on our ability to manage our business;

●	A decline in general economic conditions or a disruption of financial markets may affect our target market or industry which in turn could adversely affect our profitability;

●	We may be adversely affected by the effects of inflation and a potential recession;

●	We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations;

●	Any negative publicity about us, our services, and our management may materially and adversely affect our reputation and business;

●	If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected; and

●	We may from time to time be subject to claims, controversies, lawsuits, and legal proceedings, which could adversely affect our business, prospects, results of operations, and financial condition.

Risk Relating to Doing Business in Singapore

●	We may rely on dividends and other distributions on equity paid by our subsidiary in Singapore to fund any cash and financing requirements we may have

Risks Related to Our Securities

●	If Helport or PubCo fails to implement and maintain an effective system of internal controls or remediate the material weaknesses in its internal control over financial reporting that have been identified, PubCo may be unable to accurately report its results of operations, meet its reporting obligations, or prevent fraud, and investor confidence and the market price of PubCo Ordinary Shares may be materially and adversely affected;

●	PubCo may or may not pay cash dividends in the foreseeable future;

●	Provisions in PubCo’s Amended and Restated Memorandum and Articles of Association may inhibit a takeover of PubCo, which could limit the price investors might be willing to pay in the future for PubCo’s securities and could entrench management;

●	PubCo is an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make PubCo Ordinary Shares less attractive to investors, which could have a material and adverse effect on PubCo, including its growth prospects; and

●	As a “foreign private issuer” under the rules and regulations of the SEC, PubCo is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

Risks Relating to Doing Business in the PRC

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against PubCo or its management that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

As a company incorporated under the laws of the British Virgin Islands, we conduct our operations through our subsidiary in Singapore, but are reliant upon customers who are based in China. In addition, three out of PubCo’s six directors and officers, namely Guanghai Li, Jun Ge, and Xinyue (Jasmine) Geffner, reside in the PRC. All or a substantial portion of the assets of PubCo’s directors and officers are located outside the United States. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against PubCo and its officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against PubCo or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against PubCo or its directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (“Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Recent greater oversight by the CAC over data security could adversely impact our business.

On December 28, 2021, 13 governmental departments of the PRC, including the Cybersecurity Administration of China, or the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC.

Although we have no operating entity in the PRC, so far all of our revenue is generated from customers located in the PRC. Our products do not collect personal data from contact center activities, nor do we store any data from such activities. Therefore, as of the date of this Report, neither PubCo nor any subsidiaries thereof have received any notice from any authorities requiring PubCo or any of its subsidiaries to go through cybersecurity review or network data security review. However, since the use of our AI Assist software nevertheless involves the collection of data and information contained in contact center operations of our customers in the PRC, we may be subject to certain laws and regulations in China in the future. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on it. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, Helport may be required to suspend their operations or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to PubCo, and diversion of its managerial and financial resources, which could materially and adversely affect its business, financial conditions, and results of operations.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

Although we have no operating entity in the PRC, so far all of our customers are located in the PRC. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources.

Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for their products, and weaken their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our business and operating results. These negative events and circumstances include, but may not be limited to, the following:

●	an economic downturn in China;

●	political instability that could adversely affect our ability to deliver our products to consumers in a timely fashion;

●	changes in laws and regulations, in particular those with little advance notice;

●	tariffs and other trade barriers which could make it more expensive for us to deliver our products to consumers; and

●	new administrative and compliance requirements resulting in an increase in transactional costs with our suppliers and customers.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past five decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involves uncertainties.

Although we have no operating entity in the PRC, currently all of the Company’s customers are located in China. Therefore, from time to time, we and our subsidiaries may have to resort to administrative and court proceedings in China to enforce their legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we and our subsidiaries enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we and our subsidiaries may not be aware of their violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of their contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

During the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022, our sales to the China market accounted for substantially all of our revenue. Our sales to customers located in the PRC are denominated in U.S. dollar, with the actual settlement amount converted to an amount denominated in Renminbi (“RMB”) at the time of payment. Our Singapore operating entity’s functional currency is Singapore dollar. As a result, fluctuations in the exchange rate among the U.S. dollar, Singapore dollar and RMB will affect the relative purchasing power, in Singapore dollar or RMB terms, of our U.S. dollar assets and the proceeds from our initial public offering. Gains and losses from the re-measurement of assets and liabilities receivable or payable in Singapore dollar or RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations.

A fluctuation in the value of Singapore dollar or RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in U.S. dollars. In the event that we decide to convert our Singapore dollar or RMB into U.S. dollars to make payments for dividends on our ordinary shares (the “Ordinary Shares” or “PubCo Ordinary Shares”) or for other business purposes, appreciation of the U.S. dollar against the Singapore dollar or RMB will harm the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

It is difficult to predict how market forces or the Singapore, PRC or U.S. government policy may impact the exchange rate among the U.S. dollar, Singapore dollar and RMB in the future. Any significant appreciation or depreciation of the Singapore dollar or RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. If the exchange rate between the U.S. dollar, Singapore dollar and RMB fluctuates in an unanticipated manner, our business, financial condition, and results of operations could be materially adversely affected.

Each of our customers and suppliers has entered into an Authorization for Payment Agreement with our Singapore operating entity and a third- party agent. Our financial condition and liquidity position may be subject to credit risks of the third-party agent.

Since we have not yet established relevant entities or subsidiaries in the PRC, and so far all our customers and suppliers are located in the PRC, each of our customers and suppliers has entered into an Authorization for Payment Agreement (the “Agreement”) with our Singapore operating entity, Helport Pte Ltd (“Helport Singapore”), and a third party agent, Xinsheng Technology (Tianjin) Co., Ltd. (“Xinsheng”), through whom we make payments to our suppliers and receive payments from our customers. The payment amount in each of the Agreement is denoted in U.S. dollars. For details, see “Item 4. Information of the Company — B. Business Overview — Major Supplier” and “Item 4. Information of the Company — B. Business Overview — Customers, Sales, and Marketing.” As of the date of this Report, Xinsheng has fulfilled its obligations to transfer payment guaranteed in each of the Agreement. However, there is no assurance that, in the future, we will be able to successfully enforce Xinsheng’s guarantee, or any other such payment agents’ guarantee. These third-party agents are subject to their own unique operational and financial risks, which are beyond our control. In the event that such agents fail to function properly or breach or terminate their cooperation with us, we may be unable to recover payment from our customers or transfer payment to our suppliers in a timely manner, or at all. This could disrupt our cash flow and lead to a breakdown of our contractual relationship with customers and suppliers. If we are unable to address these issues in a timely and cost-effective manner, our business, financial condition, and results of operations may be adversely affected.

If the PRC government imposes further restrictions and limitations on our PRC customers’ ability to transfer or distribute cash overseas., our business, financial condition, and results of operations could be materially adversely affected.

The PRC government has imposed controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. There is no guarantee that the PRC government will not further intervene or impose other restrictions on our PRC customers’ ability to transfer or distribute cash outside the PRC. In the event that the foreign exchange control system prevents our PRC customers from remitting their payments to Singapore, we may not be able to receive a substantial portion of our revenue. As a result, our business, financial condition, and results of operations may be adversely affected.

Risks Related to Our Business

Our failure to anticipate or successfully implement new technologies could render our contact-center solution services less competitive and reduce our revenue and market share.

We provide data-driven AI technologies to our customers endeavoring to maximize the revenue-generation and customer-retention potential capacities of their contact centers. See “Item 4. Information of the Company — B. Business Overview —Competitive Strengths”. As of the date of this Report, we have filed six patent applications in Singapore. These applications are currently awaiting approval from the authorities and focus on technologies enhancing the utility of contact centers. We have also designed and developed effective systems of Gateways to integrate our AI Assist software into contact centers. Nonetheless, the AI Contact Integrated Solutions Industry is characterized by rapid technological advancement, constant improvement of AI products’ learning capabilities and resultant heightening of customers’ expectations, disruption by innovative entrants, and evolving business models and industry standards. This requires us to anticipate well in advance, which technologies we must implement and take advantage of to make our AI products and services competitive in the market. As such, we need to continue to invest significant financial resources in research and development to keep pace with technological advances in order to make our technologies competitive in the market, especially those relating to the intelligence and analytic capability of our core AI product. However, development activities are inherently uncertain, and our expenditures on research and development may not generate commensurate benefits. Given the fast pace with which AI technology has been and will continue to be developed, we may not be able to timely upgrade our data analytics and AI-based technologies, or the algorithm or engines required thereby in an efficient and cost-effective manner, or at all. New technologies in our industry could render the technologies and services that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenues and market share.

Our reliance on developer partners for AI product and system development is significant. If these third parties, or their critical staff members, are unable or unwilling to continue their cooperation with us, it could have a detrimental effect on our business.

The business model we have implemented depends upon our collaboration with our developer partners. We currently rely on one key developer partner, Tianjin Youfei Shuke Technology Group (“Youfei Shuke”), to develop AI-driven products applied to our contact center solutions and our BPO platform. Our partnership typically involves co-modeling and co-developing efforts based on our designs of the AI product and its expected application, and Youfei Shuke’s provision of basic AI infrastructure. For details, see “Item 4. Information of the Company — B. Business Overview — Major Supplier”. While we retain a significant level of control over the core technology involved and the development process, the heavy involvement of our developer partner and the technical staff Youfei Shuke provides means that our engagement with them may expose us to risks beyond our control. For instance, miscommunication between our technical team and that of Youfei Shuke could result in the developed software deviating from our original design, leading to functional discrepancies or unforeseen issues arising only in the later stages of a development process, or only during real-world application scenarios. In such circumstances, the resolution of these potential issues could cost us in extra expenses, resources and time. This could also jeopardize our research and development efforts, or could potentially harm the reputation of our brand, which may negatively impact our revenue and results of operations.

We own the end product resulting from collaborative development efforts with Youfei Shuke, and all service agreements between Helport Singapore and Youfei Shuke include mutual confidentiality obligations. However, we cannot guarantee that Youfei Shuke will not breach these confidentiality obligations during the term of the agreements or after their expiration. If Youfei Shuke, in violation of their confidentiality obligations, appropriates our technology or the end product of co-development efforts for its own use or for the benefit of our competitors, we may lose our competitive edge in the industry and market share, which may lead to a reduction in our revenue and materially impact our business operations.

We engaged Youfei Shuke in three three-year service agreements in 2022, but there is no assurance that we will continue to maintain our cooperation with Youfei Shuke after the term of the current agreements expire. Similar uncertainties may apply to our potential engagement with other developer partners in the future. However, as of the date of this proxy Report, we can provide no assurance that we will successfully enter into such engagements. Any such third-party developer partners will be subject to their own unique operational and financial risks, which will be beyond our control. If any such third-party developer partners fail to function properly or breach or terminate their cooperation with us, we must secure substitute developer partners to maintain our business. If we are unable to address these issues in a timely and cost-effective manner, our business, financial condition, and results of operations may be adversely affected.

We are in the highly competitive AI Contact Integrated Solutions Industry, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

The industry of contact-center AI technology worldwide is competitive and rapidly evolving, with new companies increasingly joining the competition in recent years. AI products and service models in the industry are constantly evolving to adapt new technologies, increase cost efficiency, and meet customers’ rising expectation for more intelligent products. We compete for bringing about profitability increase, managerial efficiency enhancement, and agent mistake reduction to customers’ contact centers, which is often determined by factors such as AI efficiency, system integration abilities and industry experience. As of the date of this Report, we believe that we are well-positioned to effectively compete in the AI contact-center solutions industry primarily due to (i) our AI technology; (ii) our professional knowledge base; (iii) our industry experience and client base; and (iv) our business model and product offerings. See “Item 4. Information of the Company — B. Business Overview —Competition.” Nonetheless, as advancement in AI technology is often accompanied by revolutionary effects on its application, sudden and intensive competition can take place unexpectedly in the future. The increased competition may lead to increased costs for customer acquisition and retention, which may result in reduced margins and a loss of market share for us. We compete with other competitors on the following bases:

●	the effectiveness and quality of our AI solutions;

●	vertical industry knowledge and domain expertise;

●	operational capabilities;

●	business model;

●	brand recognition;

●	quality of services both in the initial system installment phase and the subsequent operation maintenance phase;

●	effectiveness of sales and marketing efforts; and

●	hiring and retention of talented staff.

Our competitors may operate with different business models, have different service structures, and may be more successful or more adaptable to new regulatory, technological, and other developments. They may in the future achieve greater market acceptance and recognition and gain a greater market share. It is also possible that potential new competitors may emerge and acquire a significant market share. If existing or potential new competitors develop or offer services that provide significant performance, price, creative optimization, or other advantages over those offered by us, our business, results of operations, and financial condition could be negatively affected. Our existing and potential competitors may enjoy competitive advantages over us, such as greater brand recognition, larger customer base, and better value-added services. We may lose customers if we fail to compete successfully, which could adversely affect our financial performance and business prospects. We cannot guarantee that our strategies will remain competitive or successful in the future. Increasing competition may result in pricing pressure and loss of our market share, either of which could have a material adverse effect on our financial condition and results of operations.

The use of open-source software in our products may compromise our ability to protect the confidentiality of our proprietary information, potentially harming our business and competitive position.

The software we developed for our technology includes the use of open-source software that is subject to the terms and conditions of the applicable open-source software licenses that grant us permission to use such software. The owner of any such proprietary information or technology also might not enforce or otherwise protect its rights in the proprietary information or technology with the same vigilance that we would, which would allow competitors to use such proprietary information and technology without having to adhere to a license agreement with the owner.

In addition, some open-source licenses require that source code subject to the license be made available to the public and that any modifications to or derivative works of open-source software continue to be licensed under open-source licenses. These open-source licenses typically mandate that proprietary software, when combined in specific ways with open-source software, become subject to the open-source license. If we combine our proprietary solutions in such ways with certain open-source software, we could be required to release the source code of our proprietary solutions.

We take steps to ensure that our proprietary solutions are not combined with, and do not incorporate, open-source software in ways that would require our proprietary solutions to be subject to many of the restrictions in an open-source license. However, the manner in which these licenses may be interpreted and enforced is subject to some uncertainty. Additionally, we rely on software programmers, including the technical staffs of Youfei Shuke, to design our proprietary technologies, and although we take steps to prevent our programmers from including objectionable open-source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated such open-source software into our proprietary solutions and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open-source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations and prospects.

Our inability to use software licensed from third parties, or our use of open-source software under license terms that interfere with our proprietary rights, could disrupt our business.

Our products, including our technology and methods used, include the use of open-source software that is subject to the terms and conditions of the applicable open-source software licenses that grant us permission to use such software. Although we monitor our use of open-source software, the terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our technology to our customers. Moreover, we cannot ensure that we have not incorporated additional open-source software in our products in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. In the future, we could be required to seek licenses from third parties in order to continue offering our solutions, which licenses may not be available on terms that are acceptable to us, or at all. Claims related to our use of open-source software could also result in litigation, require us to purchase costly licenses or require us to devote additional research and development resources to change the software underlying our technology, any of which would have a negative effect on our business, financial condition and operating results and may not be possible in a timely manner. We and our customers may also be subject to suits by parties claiming infringement due to the reliance by our products on certain open-source software, and such litigation could be costly for us to defend or subject us to injunctions enjoining us from the sale of our products that contain open-source software.

Alternatively, we may need to re-engineer our products or discontinue using portions of the functionality provided by our products. In addition, the terms of open-source software licenses may require us to provide software that we develop using such software to others on unfavorable terms, such as by precluding us from charging license fees, requiring us to disclose our source code, requiring us to license certain of our own source code under the terms of the applicable open-source license or requiring us to provide notice on our products using such code. Any such restriction on the use of our own software, or our inability to use open-source or third-party software, could result in disruptions to our business or operations, or delays in our development of future products or enhancements of our existing products, including the AI Assist software and the Helphub Crowdsourcing Platform, which could impair our business.

Our business may rely on a primary supplier or a few customers that each account for more than 10% of our total purchases. Interruptions in operations in such major clients or supplier may have an adverse effect on our business, financial condition, and results of operations.

We rely on a few customers that each account for more than 10% of our total sales, who are all contact-center BPO companies for whom we provide our AI Assist product. For the six months ended December 31, 2023, we had two significant customers, namely Beijing Baojiang Science and Technology Co., Ltd. (“Baojiang”) and Shenyang Pengbosheng Network Technology Co., Ltd. (“Pengbosheng”), which accounted for 26.7% and 47.3% of our total sales, respectively. For the fiscal year ended June 30, 2023, we had two significant customers, Baojiang and Pengbosheng, which accounted for 28.4% and 46.3% of our total sales, respectively. For the fiscal year ended June 30, 2022, Pengbosheng accounted for 51.4% of our total sales, and Baojiang accounted for 34% of our total sales. No other customers accounted for more than 10% of our total sales during the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022.

As an example of a typical transaction, in accordance with a System Information Technology Service Agreement dated February 1, 2022 between Baojiang and Helport Singapore, our Singapore operating entity, Helport Singapore is required to provide to Baojiang system functional modules for contact centers, as well as custom development and efficiency management services that accompany the modules. For details, see “Item 4. Information of the Company — B. Business Overview — The Business Model”. The final and billable service fee will be invoiced to Baojiang every month, and the invoice amount shall be confirmed by Baojiang within three business days. The agreement includes a six-month trial period. If Baojiang decides to continue engaging Helport Singapore’s service after the trial period ends, the fees generated during the trial will become payable.

We also rely on Youfei Shuke as our provider of AI infrastructure and developer partner, who has been our primary technology supplier for the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022. Our partnership typically involves co-modeling and co-developing efforts based on our designs of the AI product and its expected application, and Youfei Shuke’s provision of AI infrastructure. In the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022, there have been three service agreements between Youfei Shuke and Helport Singapore, all of which relate to the development of AI-driven products designed to enhance our existing products and systems.

Since Youfei Shuke is our primary supplier, our engagement with it may expose us to risks beyond our control. There is the risk that Youfei Shuke may breach or terminate its contracts with us or experience significant disruptions to its operations, causing our contractual relationship to end with little or no prior notice. Since we retain significant control over the development process and the core technology involved, disruptions to our business operations and development efforts in such circumstances would be limited to some extent. However, the heavy involvement of Youfei Shuke in our R&D projects as our developer partner, including the technical staff they provide, means that in the event Youfei Shuke disengages from us, we would need to find other technology suppliers as a substitute. If we cannot immediately engage alternative suppliers capable of providing and substituting all of Youfei Shuke’s functions after its potential disengagement, the process of our product development efforts could be delayed, disrupted, or even discontinued. This could render us less competitive and potentially reduce our market share and revenue. As a result, we are actively communicating with other capable suppliers with a view to diversifying our supply source.

In view of the above, there is no guarantee that we will not have a concentration of customers or suppliers in the future. Such customers and third-party suppliers are independent entities with their own operational and financial risks that are beyond our control. If any of these customers or suppliers breach or terminate their contracts with us, or experience significant disruptions to their operations, we will be required to find and enter into contracts with one or more customers or suppliers as replacement. It could be costly and time-consuming to find alternative customers and suppliers, and these customers or suppliers may not be available to us at reasonable terms or at all. As a result, this could harm our business and financial results and result in lost or deferred revenue.

We rely on third-party cloud computing platforms to develop software and store data.  If we fail to maintain our relationships with these platforms, or if the service fees charged by these platforms change to our detriment, our business may be adversely affected.

We develop software and store data on third-party cloud computing platforms, such as AWS, Google Could Platform and Microsoft Azure. We use the infrastructure-as-a-service (“IaaS”) and platform-as-a-service (“PaaS”) they provide, including cloud server and cloud cybersecurity measures. IaaS offers on-demand access to cloud-hosted physical and virtual servers, storage and networking, which is the backend IT infrastructure for running applications and workloads in the cloud. PaaS offers on-demand access to a complete, ready-to-use, cloud-hosted platform for developing, running, maintaining and managing applications.

We are subject to these third-party platforms’ standard terms and conditions for application developers. Our business would be harmed if:

●	the platform providers discontinue or limit our access to their platforms;

●	governments or private parties, such as internet providers, impose bandwidth restrictions or increase charges or restrict or prohibit access to those platforms;

●	the platforms increase the fees they charge us, or may bill us more frequently for fees accrued if they reasonably suspect that our account registered with the platform is fraudulent or at risk of non-payment;

●	the platforms modify their algorithms, communication channels available to developers, respective terms of service, or other policies;

●	the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology for the continuing use of the platforms;

●	the platforms impose restrictions or data storage;

●	the platforms change how the personal information of end-users of the developed content is made available to developers; or

●	we are unable to comply with the platform providers’ terms of service.

If any of the above happen, we could be adversely impacted. Furthermore, any changes in the fee-charging terms stipulated by these platforms may materially impact our revenue and profitability, and cash flow. These platforms may also experience security breaches or other issues with their functionalities. In addition, disputes with the platforms, such as disputes relating to intellectual property rights, distribution fee arrangements, and billing issues, may also arise from time to time and we cannot assure you that we will be able to resolve such disputes in a timely manner or at all. If our collaboration with a third-party platform terminates for any reason, we may not be able to find a replacement in a timely manner or at all, and the progress of our developing projects may be adversely affected. This may disrupt our arrangements with developer partners, and may delay the launching of new products, which will have a material adverse effect on our business, financial condition, and results of operations.

Our business generates and processes a large amount of data, and it is required to comply with laws and regulations in multiple jurisdictions relating to data privacy and security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

As a product for assisting contact-center agents, AI Assist only collects data from the contact center operating agents, but does not collect any data from consumers who engage with the agents. Typically, the product collects data on agents’ operational activities, such as the actions they take and the length and frequency of call, and agents’ basic information, such as their name and contacts. These are common data collected for the type of business we are engaged in. Because AI Assist is installed on our customers’ own cloud database, the data collected by our product is stored on our customers’ cloud database. Our access to customers’ systems is limited, and we have no access to any of their operational data and confidential information. As a result, we do not store any customer or agent data. Data of contact center conversations is transmitted directly to providers of Automatic Speech Recognition technology such as AWS. Our technical staff in charge of assisting customers to build our AI technology into their system only operate on the premises of the customers and on their computer systems. For details, see “Item 4. Information of the Company — B. Business Overview — Data Privacy and Security”.

On December 28, 2021, 13 governmental departments of the PRC, including the Cybersecurity Administration of China, or the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC.

Although we have no operating entity in the PRC, currently all of our revenue is generated from customers located in the PRC. Our products do not collect personal data from contact center activities, nor do we store any data from such activities. As of the date of this Report, neither PubCo nor has any subsidiaries thereof received any notice from any authorities requiring PubCo or Helport or any of their subsidiaries to undergo any cybersecurity review or network data security review. However, since the use of our AI Assist software involves the collection of data and information contained in contact center operations of our customers in the PRC, we may be subject us to certain laws and regulations in China in the future. If any such new laws, regulations, rules, or implementation and interpretations come into effect that may impact PubCo or Helport or any of their subsidiaries, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws. We cannot guarantee, however, that such entities will not be subject to cybersecurity review and network data security review in the future. During such reviews, Helport may be required to suspend its operations or experience other disruptions to its operations. Cybersecurity review and network data security review could also result in negative publicity with respect to PubCo and diversion of its managerial and financial resources, which could materially and adversely affect its business, financial conditions, and results of operations.

As a result of our plans for global expansion of our operations, we may be subject to a variety of laws and regulations in various jurisdictions where we operate, as well as contractual obligations, regarding data privacy, protection, and security. Some of these laws and regulations require obtaining data subjects’ consent to the collection and use of their data, honoring data subjects’ requests to delete their data or limit the processing of their data, providing notifications in the event of a data breach, and setting up the proper legal mechanisms for cross-border data transfers. Some downstream customers may refuse to provide consent to have the data of their contact-center agents collected or may restrict the use of such data. In many cases, these laws and regulations apply not only to the collection and processing of agent data from third-party downstream customers with whom we may not have any contractual relationship, but also to the sharing or transfer of information between or among us, our subsidiaries, and other third parties with which we have commercial relationships, such as our business partners and contact-center BPO customers. The regulatory framework for data privacy, protection, and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

The legislative and regulatory landscapes for data privacy and security continue to evolve in jurisdictions worldwide, with an increasing focus on privacy and data protection issues with the potential to affect our business. In the United States, such privacy and data security laws and regulations include federal laws and regulations such as the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act (“CANPAM Act”), the Telephone Consumer Protection Act, the Do-Not-Call Implementation Act, and rules and regulations promulgated under the authority of the Federal Trade Commission and state laws like the California Consumer Privacy Act (“CCPA”) and the varying data breach notification laws that have been enacted in all 50 U.S. states and the District of Columbia. Further, there currently are a number of additional proposals related to data privacy or security pending before federal, state, and foreign legislative and regulatory bodies, including in a number of U.S. states considering consumer protection laws similar to the CCPA. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, and in June 2021, Colorado passed the Colorado Privacy Act, both of which are comprehensive privacy statutes that share similarities with the CCPA and CPRA and became effective on January 1, 2023 and July 1, 2023, respectively. Such legislation may add complexity, variation in requirements, restrictions, and potential legal risk, require additional investment in resources to compliance programs, may also impact strategies and availability of previously useful data, and could result in increased compliance costs and/or changes in business practices and policies.

Efforts to comply with these and other data privacy and security restrictions that may be enacted could require us to modify our data processing practices and policies and increase the cost of our operations. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from regulatory authorities or self-regulatory organizations relating to privacy, data protection, information security, and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to attract or retain customers, and otherwise adversely affect our business, reputation, legal exposure, financial condition and results of operations.

Any failure or perceived failure by us to comply with our standard privacy policies, our privacy-related obligations to customers or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims (including class actions), or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to us may limit the adoption and use of, and reduce the overall demand for, our products. Additionally, if third parties we work with, such as our service providers or product developer partners, violate applicable laws, regulations, or agreements, such violations may put our users’ and/or employees’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims (including class action claims) or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

In addition, in some cases, we are dependent upon our cloud computing platform providers, such as AWS, Google Could Platform and Microsoft Azure to solicit, collect, and provide us with information regarding our products that is necessary for compliance with these various types of regulations. Our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that requires changes to these practices, the design of our products, features or our privacy policy. These platform providers may dictate rules, conduct, or technical features that do not properly comply with federal, state, local, and foreign laws, regulations, and regulatory codes and guidelines governing data privacy, data protection, and security, including with respect to the collection, storage, use, processing, transmission, sharing, and protection of personal information and other consumer data. In addition, these platforms may dictate rules, conduct, or technical features relating to the collection, storage, use, transmission, sharing, and protection of personal information and other customer data, which may result in substantial costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy, adversely affect our ability to attract, monetize or retain customers, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. Any failure or perceived failure by us to comply with these platform-dictated rules, conduct, or technical features may result in platform-led investigations or enforcement actions, litigation, or public statements against us, which in turn could result in significant liability or temporary or permanent suspension of our business activities with these platforms, cause our customers to lose trust in us, and otherwise compromise our growth strategy, adversely affect our ability to attract, monetize or retain customers, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations.

Customers we engaged are subject to our privacy policy and terms of service. If we fail to comply with privacy policy or terms of service in service agreements, or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in complaints by data subjects or proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition, and harm our business. If regulators, the media, or consumers raise any concerns about our privacy and data protection or consumer protection practices, even if unfounded, this could also result in fines or judgments against us, damage our reputation, and negatively impact our financial condition and damage our business.

The proper functioning of our technology systems and platforms is essential to our business. Any disruption to our information technology systems could materially affect our ability to maintain the satisfactory performance of our AI data analytic systems.

The proper functioning of our technology and analytics systems and platforms, such as the AI Assist software, the Helphub Crowdsourcing Platform, and the Gateways that allow our data to seamlessly flow to our customers’ systems, is essential to improve the efficiency of our administrative processes and product publishing services. See “Item 4. Information of the Company — B. Business Overview —The Business Model.” The satisfactory performance, reliability, and availability of our information technology systems are critical to our ability to maintain efficient and well-functioning contact centers for our customers and our own BPO platform, as these factors affect the ability of our software and platform to analyze user data in order to better understand both contact center interactions and platform user needs. Our technology or infrastructure, however, may not function properly at all times. Any system interruptions caused by computer viruses, hacking, or other attempts to harm the systems could result in the unavailability or a slowdown of our system or platforms and compromise the quality of the AI assistance services provided thereon. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, which could lead to system interruptions, software slowdown or unavailability, or loss of data. Any of such occurrences could cause severe disruption to the operational functioning of our software products. As such, our reputation may be materially and adversely affected, our market share could decline, and we could be subject to liability claims.

If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could be subject to increased costs, liabilities, reputational harm, or other negative consequences.

Our information technology systems and platforms may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, phishing, employee error or malfeasance, or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automatic hacks. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive proprietary or confidential information, create system disruptions, or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Our systems and the data stored on those systems also may be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on or transmitted by those systems, including the user data of our products.

Although we have taken measures to protect sensitive data from unauthorized access, use, or disclosure, our protective measures may not be effective and our information technology may still be vulnerable to attacks. In the event of such attacks, the costs to eliminate or address the foregoing security threats and vulnerability before or after a cyber-incident could potentially be significant. our remediation efforts may not be successful and could result in interruptions or delays of services. As threats related to cyber-attacks develop and grow, we may also find it necessary to take further steps to protect our data and infrastructure, which could be costly and therefore impact our results of operations. In the event that we are unable to prevent, detect, and remediate the foregoing security threats and vulnerabilities in a timely manner, our operations could be interrupted or we could incur financial, legal, or reputational losses arising from misappropriation, misuse, leakage, falsification, or intentional or accidental release or loss of information maintained in our systems. The number and complexity of these threats continue to increase over time. Although we have not experienced any cyber-attacks or other privacy or data security incidents as of the date of this Report, and we inspect our systems on a regular basis to prevent these events from occurring, the possibility of these events occurring cannot be eliminated entirely.

 If we fail to manage our growth or execute our strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demand of our customers.

Our business has grown substantially since our inception, and we expect it to continue to grow in terms of scale and diversity of operations. We started with only one product, AI Assist, and saw the opportunity to utilize existing technology and customer and supplier resources to launch another product, the Helphub Crowdsourcing Platform (“Helphub”), thereby diversifying our revenue stream. Helphub, our BPO platform, has experienced significant growth in user base, which has grown from 1,800 users from fiscal year 2022 to 2,600 users to fiscal year 2023. While our customers are currently mostly located in the PRC, we have preliminarily engaged prospective customers in the U.S. and Singapore. This expansion increases the complexity of our operations and may cause strain on our managerial, operational, and financial resources. We must continue to hire, train, and effectively manage new employees. In the event that our new hires fail to perform as expected, or if we fail to hire, train, manage, and integrate new employees, our business, financial condition, and results of operations may be materially adversely affected. The expansion of our services will also require us to maintain consistency in the quality of our services so that our market reputation is not damaged by any deviations in quality, whether actual or perceived.

Our future results of operations also depend largely on our ability to execute our future plans successfully. In particular, our continued growth may subject us to the following additional challenges and constraints:

●	we face challenges in ensuring the recruiting, training, and retaining highly skilled personnel, including areas of procurement, sales and marketing, and information technology for our growing operations;

●	we face challenges in responding to evolving industry standards and government regulation that impact our business and the AI Contact Integrated Solutions Industry in general;

●	the expansion of our customer base is subject to potential customers’ stickiness to their existing contact-center systems and assistance products implemented therein, as well as the cost associated with subscribing to a new service;

●	the execution of our future plans will be subject to the availability of funds to support the relevant capital investment and expenditures; and

●	the successful execution of our strategies is subject to factors beyond our control, such as general market conditions and global economic and political developments.

All of these endeavors involve risks and will require significant management, financial, and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. There is no assurance that the investment to be made by us as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations, and prospects may be materially and adversely affected.

Unauthorized use of our intellectual property by third parties and expenses incurred in protecting our intellectual property rights may adversely affect our business, reputation, and competitive edge.

As of the date of this Report, we own one domain name, Helport.ai. We have also applied for six patents in Singapore relating to methods and systems for empowering contact center assistance, the approval of which is expected to take place in six months. We regard our intellectual property as important to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-disclosure agreements, to protect our proprietary rights. For details, please see “Item 4. Information of the Company — B. Business Overview — Intellectual Property.”

Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Since our customers are currently mainly located in the PRC, we are also in the process of applying for patents in the PRC to protect our technological achievements. However, maintaining and enforcing intellectual property rights may be difficult in the PRC. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment, and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. In addition, we may face challenges when defending our intellectual property rights outside Singapore and the PRC. We plan to expand our businesses to other markets across the globe, including, but not limited to, North America and South East Asia, and the process for applying for and registering intellectual property rights varies within each jurisdiction. We may not be able to timely protect our intellectual property rights in these jurisdictions if the expansion of our operations and ensuing intellectual property right infringements take place before we have managed to register our intellectual property rights. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in all jurisdictions.

Policing unauthorized use of our proprietary technology and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce such intellectual property rights. Future litigation could result in substantial costs and diversion of our resources and could disrupt our business, as well as materially adversely affect our financial condition and results of operations. Further, despite the potentially substantial costs, we cannot assure you that we will prevail in such litigation.

Third parties may claim that we have infringed their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how, or other intellectual property rights held by third parties. We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how, or other intellectual property rights that are infringed by our technology and analytics tools or infrastructure utilized in our data-driven AI products. There could also be existing intellectual property of which we are not aware that our products and services may inadvertently infringe.

If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. Additionally, the application and interpretation of intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how, or other intellectual property rights are evolving and may be uncertain, and we cannot be sure that courts or regulatory authorities would agree with our analysis. Such claims, even if they do not result in liability, may harm our reputation. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringements or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial performance may be materially and adversely affected.

Non-compliance with laws and regulations on the part of any third parties with which we conduct business could expose us to legal expenses, compensation to third parties, penalties, and disruptions of our business, which may adversely affect our results of operations and financial performance.

Third parties with which we conduct business, including third-party cloud computing infrastructure and AI technology providers, may be subject to regulatory penalties or punishments because of their regulatory compliance failures or infringement upon other parties’ legal rights, which may, directly or indirectly, disrupt our business. We cannot be certain whether such third party has violated any regulatory requirements or infringed or will infringe on any other parties’ legal rights, which could expose us to legal expenses or compensation to third parties, or both.

We, therefore, cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by third parties. There is no assurance that we will be able to identify irregularities or non-compliance in the business practices of third parties with which we conduct business, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. Any legal liabilities and regulatory actions affecting third parties involved in our business may affect our business activities and reputation, and may in turn affect our business, results of operations and financial performance.

Moreover, regulatory penalties or punishments against our business stakeholders, such as our software developer partners, whether or not resulting in any legal or regulatory implications upon us, may nonetheless cause business interruptions or even suspension of these business stakeholders, and may result in the abrupt forced suspension of our co-developed projects in progress, which could disrupt our usual course of business with them and result in material negative impact on our business operations, results of operation, and financial condition.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services, or products that are complementary to our AI Contact Integrated Solutions business. Acquisitions may expose us to potential risks, including those associated with the integration of new operations, services, and personnel, the diversion of resources from our existing businesses, failure to achieve expected growth by the acquired businesses, and the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from their integration of new businesses.

In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may face challenges in successfully negotiating favorable terms of the acquisition or investment and financing the proposed transaction. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to PubCo’s shareholders. If any one or more of the aforementioned risks associated with acquisitions or investments materialize, the acquisitions or investments may not be beneficial to us, which in turn may materially and adversely affect our business, financial condition, and results of operations.

A decline in general economic conditions or a disruption of financial markets may affect our target market or industry which in turn could adversely affect our profitability.

Our operations and profitability are directly or indirectly affected by general economic conditions. Both our AI Assist and Helphub products are developed to help contact centers enhance their operational quality and efficiency. At times of poor general economic conditions, businesses may make the decision of cutting back costs on growth-enhancing services and settling for more economic modes of operation. In addition, a decline in general economic conditions could reduce the level of demand for our prospective customers’ products and services, which would in turn lead to a reduction in our prospective customers’ need for outsourcing business processes and establishing extensive contact centers. As a result, the level of demand for our products could decline, which could negatively impact our revenue. Adverse economic conditions, including volatility and disruptions in financial markets, may also affect other stakeholders or investors in this arena, thereby potentially affecting their ability to cooperate with us.

We may be adversely affected by the effects of inflation and a potential recession.

Global inflation leads to a decline in the spending power of consumers, which results in a reduction in the business volume of downstream clients and a corresponding reduction in the number of contact center seats using our AI Assist product. As a result, global inflation has adversely affected our revenue and may continue to do so. In addition, global inflation may affect our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to increase the prices we charge our customers commensurately. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience cost increases. In addition, poor economic and market conditions, including a potential recession, may negatively impact the research and development investments and consumer spending levels and willingness, which would adversely affect our operating income and results of operations. If we are unable to take effective measures in a timely manner to mitigate the impact of the inflation as well as a potential recession, our business, financial condition, and results of operations could be adversely affected.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business may be negatively impacted by the fear of, exposure to, or actual effects of a disease outbreak, epidemic, pandemic, or similar widespread public health concern, including travel restrictions or recommendations or mandates from governmental authorities as a result of the COVID-19 pandemic, the threat of the virus, or the emergence of any variants. During the fiscal year ended June 30, 2022, our business was moderately impacted by the COVID-19 pandemic. Our main business operations are in the PRC, and in March 2022, a new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, or travel restrictions has been imposed to date upon different provinces or cities in China by the relevant local government authorities. Due to these restrictions, the billable number of contact center seats employed by our customers using our AI Assist product was reduced, causing a reduction in our revenue. Since the end of 2022, the Chinese government has lifted the COVID-19 restrictions, and we gradually recovered from the negative impact of the COVID-19 pandemic on our results of operations. During the six months ended December 31, 2023 and the fiscal year ended June 30, 2023, our business was moderately impacted by the COVID-19 pandemic. However, there is no assurance that a disease outbreak, such as the COVID-19 pandemic and any similar natural disasters will not occur in the future. The extent to which such natural diseases may impact us will depend on future developments, which are highly uncertain and cannot be predicted, including the duration, severity, and recurrence of any such disease outbreak, the effectiveness of mitigation strategies, and third-party actions taken to contain its spread and mitigate its public health effects. Any of these factors may materially and adversely affect our business, financial condition, and results of operations.

Any negative publicity about us, our services, and our management may materially and adversely affect our reputation and business.

We may from time to time receive negative publicity about us, our management, or our business. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation (including those relating to contact center data privacy protection) as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Harm to our reputation and confidence in our products and services can also arise for other reasons, including misconduct of our employees or any third-party business partners with whom we conduct business. Our reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, software and platform users, technology providers, and other business partnerships.

If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected.

Our success also depends, to a large extent, on the efforts of our key personnel, including Shuangchi He, a Doctor of Telecommunications Engineering and Operations Research and a key member of Helport Singapore’s Research and Development team, our other executive officers, senior management, and other key employees who have valuable experience, knowledge, and connection in the AI Contact Integrated Solutions Industry. There is no assurance that these key personnel will not voluntarily terminate their employment with us. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit, or retain key personnel, and this could adversely impact our financial condition, operating results, and business prospects.

We may from time to time be subject to claims, controversies, lawsuits, and legal proceedings, which could adversely affect our business, prospects, results of operations, and financial condition.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. However, claims and threats of lawsuits are subject to inherent uncertainties, and we are uncertain whether any of these claims would develop into a lawsuit. Lawsuits, or any type of legal proceeding, may cause us to incur defense costs, utilize a significant portion of our resources, and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations, and cash flows. In addition, negative publicity regarding claims or judgments made against our Company may damage our reputation and may result in a material adverse impact on us.

Risk Relating to Doing Business in Singapore

We may rely on dividends and other distributions on equity paid by our subsidiary in Singapore to fund any cash and financing requirements we may have.

We may rely principally on dividends and other distributions on equity from our subsidiary in Singapore for our cash requirements, including for services of any debt we may incur.

Helport Singapore’s ability to distribute dividends is based upon its distributable earnings. Under Singapore law, Section 403 of the Companies Act 1967 prohibits the payment of dividends other than out of profits, and dividends shall be paid in accordance with the company’s constitution and generally acceptable accounting principles in Singapore. Singapore does not have any foreign exchange control regulations which restrict the ability of Helport Singapore to distribute dividends to us. If our subsidiary in Singapore incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiary in Singapore to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Risks Related to Our Securities

If we fail to implement and maintain an effective system of internal controls or remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of PubCo Ordinary Shares may be materially and adversely affected.

Prior to the Business Combination, Helport was a private company with limited accounting personnel and other resources with which to address its internal controls and procedures. Helport’s independent registered public accounting firm had not conducted an audit of its internal control over financial reporting. However, in preparing its consolidated financial statements as of and for the years ended June 30, 2023 and 2022, Helport had identified material weaknesses in its internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included (i) a lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as a lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (ii) a lack of internal audit function to establish formal risk assessment process and internal control framework. To remedy the identified material weaknesses, Helport had adopted and will adopt further measures to address the underlying causes of these material weaknesses and improve its internal control over financial reporting. Helport had implemented, and plans to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work. Helport is recruiting financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Helport is also hiring independent directors, establishing an audit committee and strengthening corporate governance. Additionally, Helport has supplemented and enhanced internal training and development programs for financial reporting personnel. When entering into complex transactions, Helport will utilize a third-party consultant for accounting services as additional resources. As a result, Helport expects to fully remediate the material weaknesses in its internal controls over financial reporting before it ceases to be an “emerging growth company”. However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that Helport may conclude that they have been fully remediated.

PubCo is subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires that PubCo include a report from management on the effectiveness of PubCo’s internal control over financial reporting in PubCo’s annual report on Form 20-F beginning with PubCo’s annual report in PubCo’s second annual report on Form 20-F after becoming a public company. In addition, once PubCo ceases to be an “emerging growth company,” as defined in the JOBS Act, PubCo’s independent registered public accounting firm must attest to and report on the effectiveness of PubCo’s internal control over financial reporting. Moreover, even if PubCo’s management concludes that PubCo’s internal control over financial reporting is effective, PubCo’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with PubCo’s internal controls or the level at which PubCo’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from PubCo. In addition, PubCo’s reporting obligations may place a significant strain on PubCo’s management, operational and financial resources and systems for the foreseeable future. PubCo may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing PubCo’s internal control procedures, in order to satisfy the requirements of Section 404, PubCo may identify other weaknesses and deficiencies in PubCo’s internal control over financial reporting. If PubCo fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, PubCo may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if PubCo fails to achieve and maintain an effective internal control environment, it could result in material misstatements in PubCo’s financial statements and could also impair PubCo’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, PubCo’s businesses, financial condition, results of operations and prospects, as well as the trading price of its securities may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose PubCo to an increased risk of fraud or misuse of corporate assets and subject PubCo to potential delisting from the stock exchange on which PubCo lists, regulatory investigations, and civil or criminal sanctions. PubCo may also be required to restate its financial statements from prior periods.

PubCo may or may not pay cash dividends in the foreseeable future.

Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors of PubCo and will depend on, among other things, applicable law, regulations, restrictions, PubCo’s results of operations, financial condition, cash requirements, contractual restrictions, the future projects, and plans of PubCo and other factors that the board of directors may deem relevant. In addition, PubCo’s ability to pay dividends depends significantly on the extent to which it receives dividends from Helport and there can be no assurance that Helport will pay dividends. As a result, capital appreciation, if any, of PubCo Ordinary Shares may be an investor’s sole source of gain for the foreseeable future.

Provisions in PubCo’s Amended and Restated Memorandum and Articles of Association may inhibit a takeover of PubCo, which could limit the price investors might be willing to pay in the future for PubCo’s securities and could entrench management.

PubCo’s Amended and Restated Memorandum and Articles of Association contains provisions that may discourage unsolicited takeover proposals that shareholders of PubCo may consider to be in their best interests. Among other provisions, subject to the right of the shareholders of PubCo as specified in the Amended and Restated Memorandum and Articles of Association, the ability of the PubCo board of directors (the “PubCo Board”) to issue additional shares, with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as the board of directors may determine, to the extent authorized but unissued, and without shareholder approval, may make it more difficult for PubCo’s shareholders to remove incumbent management and accordingly discourage transactions that otherwise could involve payment of a premium over prevailing market prices for PubCo’s securities.

PubCo is an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make PubCo Ordinary Shares less attractive to investors, which could have a material and adverse effect on PubCo, including its growth prospects.

PubCo is an “emerging growth company” as defined in the JOBS Act. PubCo will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which PubCo has total annual gross revenue of at least $1.235 billion, or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of PubCo’s prior second fiscal quarter, and (ii) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. PubCo intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. PubCo has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, PubCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of PubCo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, PubCo shareholders may not have access to certain information they deem important. PubCo cannot predict if investors will find PubCo Ordinary Shares less attractive because it relies on these exemptions. If some investors find PubCo Ordinary Shares less attractive as a result, there may be a less active trading market and share price for PubCo Ordinary Shares may be more volatile.

As a “foreign private issuer” under the rules and regulations of the SEC, PubCo is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

PubCo is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, PubCo is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. PubCo is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, PubCo’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of PubCo’s securities.

In addition, as a “foreign private issuer,” PubCo is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. PubCo currently intends to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of PubCo that it does follow, PubCo cannot give any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow PubCo to follow its home country practice. Unlike the requirements of Nasdaq, PubCo is not required, under the corporate governance practice and requirements in the British Virgin Islands, to have its board consist of a majority of independent directors, nor is PubCo required to have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors or have regularly scheduled executive sessions with only independent directors each year. Such British Virgin Islands home country practices may afford less protection to holders of PubCo Ordinary Shares.

PubCo would lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of PubCo’s outstanding voting securities becomes directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of PubCo’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of PubCo’s assets are located in the United States; or (iii) PubCo’s business is administered principally in the United States. If PubCo loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, PubCo would likely incur substantial costs in fulfilling these additional regulatory requirements and members of PubCo’s management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of the PubCo Ordinary Shares.

The price of the PubCo Ordinary Shares may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, PubCo’s general business condition and the release of its financial reports. Additionally, if the PubCo Ordinary Shares become delisted from Nasdaq or if the PubCo Ordinary Shares are not listed on Nasdaq, the liquidity and price of our securities may be more limited than if we were listed on Nasdaq or another national securities exchange. The lack of an active market may impair your ability to sell your PubCo Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling securities and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline.

The trading market for the PubCo Ordinary Shares depends, to some extent, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the information contained in their reports. If one or more analysts publish research reports that are interpreted negatively by the investment community, or have a negative tone regarding our business, financial condition or results of operations, industry or end-markets, the share price of PubCo Ordinary Shares could decline. In addition, if a majority of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The issuance of additional PubCo Ordinary Shares in connection with future financings, acquisitions, investments, the Incentive Plan, or otherwise will dilute all other shareholders.

PubCo expects to issue additional shares in the future that will result in dilution to all other shareholders. PubCo expects to grant equity awards to employees, directors, and consultants under its 2024 Equity Incentive Plan. It may also raise capital through equity financings in the future. As part of its business strategy, PubCo may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional shares may cause shareholders to experience significant dilution of their ownership interests and the per share value of the PubCo Ordinary Shares to decline.

If PubCo’s estimates or judgments relating to its critical accounting policies prove to be incorrect, its results of operations could be adversely affected.

The preparation of financial statements in conformity with PubCo’s key metrics require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes and amounts reported in its key metrics. Estimates are based on historical experience, industry data, current contracts and customer relationships and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing its consolidated financial statements include estimates for provisions, receivables and inventory. PubCo’s results of operations may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause its results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of the PubCo Ordinary Shares.

U.S. holders that directly or indirectly own 10% or more of PubCo’s equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of controlled foreign corporations.

A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”), if “10% U.S. equityholders” (as defined below) own, directly, indirectly or constructively, more than 50% of either (i) the total combined voting power of all classes of shares of such corporation entitled to vote or (ii) the total value of the shares of such corporation. We do not believe that Helport would be classified as a CFC at the time of Closing, although CFC status is determined after taking into account complex constructive ownership rules and, accordingly, there can be no assurance in this regard. The U.S. federal income tax consequences for U.S. holders who at all times are not 10% U.S. equityholders would not be affected by the CFC rules. However, a U.S. holder that owns (or is treated as owning, directly, indirectly or constructively, including by applying certain attribution rules) 10% or more of the combined voting power of all classes of PubCo’s shares entitled to vote or the total value of our equity interests (including equity interests attributable to a deemed exercise of options and convertible debt instruments), or a “10% U.S. equityholder”, if it were classified as a CFC, would generally be subject to current U.S. federal income taxation on a portion of PubCo’s applicable subsidiaries’ earnings and profits (as determined for U.S. federal income tax purposes) and its earnings and profits, regardless of whether such 10% U.S. equityholder receives any actual distributions. In addition, if we were classified as a CFC, a portion of any gains realized on the sale of its PubCo shares by a 10% U.S. equityholder may be treated as ordinary income. PubCo cannot provide any assurances that Helport will assist U.S. Holders in determining whether Helport or any of its subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a 10% U.S. equityholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if Helport, or any of its subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. Each U.S. holder should consult its own tax advisor regarding the CFC rules and whether such U.S. holder may be a 10% U.S. equityholder for purposes of these rules.

Our U.S. shareholders may suffer adverse tax consequences if PubCo is classified as a “passive foreign investment company.”

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of Helport and its subsidiaries and certain factual assumptions, Helport does not expect to be treated as a PFIC for the taxable year ending December 31, 2024. Because the value of its gross assets is likely to be determined in part by reference to its market capitalization, a decline in the value of the PubCo Ordinary Shares may result in Helport becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation”) holds its Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them. See “Item 10. Additional Information — E. Taxation.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History

Helport was incorporated in the British Virgin Islands in June 2023. Helport Singapore was incorporated in Singapore in September 2020 and was acquired by Helport in December 2023 and became a wholly owned subsidiary of Helport in connection with a corporate reorganization.

PubCo was formed to serve as a holding company for Helport and Tristar after consummation of the Business Combination contemplated by the Merger Agreement. PubCo, a British Virgin Islands business company, was incorporated on October 3, 2023. Prior to the Business Combination, PubCo owned no material assets and did not operate any business. Helport’s principal executive office is located at 9 Temasek Boulevard #07-00, Suntec Tower Two, Singapore 038989. PubCo’s telephone number is +65 82336584.

Business Combination with Tristar

On November 12, 2023, Tristar entered into a Business Combination Agreement (as amended by the First Amendment to the Business Combination Agreement and as may be further amended, the “Business Combination Agreement”) with PubCo, Merger I Limited, Merger II Limited, Helport, Navy Sail International Limited, a British Virgin islands company, in the capacity as the representative from and after the Effective Time for the shareholders of Purchaser (other than Helport shareholders as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of the Business Combination Agreement (“Purchaser Representative”) and Extra Technology Limited, a British Virgin Islands business company, in the capacity as the representative from and after the Effective Time for the holders of Helport ordinary shares as of immediately prior to the Effective Time in accordance with the terms and conditions of the Business Combination Agreement (“Seller Representative”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, one (1) business day before the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) Merger I Limited merged with and into Helport (the “First Merger”), with Helport surviving the First Merger as a wholly-owned subsidiary of PubCo and the outstanding securities of Helport being converted into the right to receive securities of PubCo; and (b) one (1) business day following the First Merger, Merger II Limited merged with and into Tristar (the “Second Merger”, and together with the First Merger, the “Mergers”), with Tristar surviving the Second Merger as a wholly-owned subsidiary of PubCo and the outstanding securities of Tristar being converted into the right to receive securities of PubCo.

On August 2, 2024, the parties consummated the Business Combination the (“Closing Date”).

Related Agreements

Lock-Up Agreements

At the Closing, PubCo, Helport, Tristar, the Purchaser Representative and certain key holders of Helport ordinary shares (either as the holder of record or the beneficial owner within the meaning of Rule 135-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), entered into Lock-Up Agreements (each, a “Original Key Seller Lock-Up Agreement”).

Pursuant to each Original Key Seller Lock-Up Agreement, each signatory thereto agreed not to, during the period commencing from the Closing Date and ending on the 24-month anniversary of the Closing Date (subject to early release if (A) the closing price of PubCo Ordinary Shares equals or exceeds $12.00 per share for any 20 out of 30 trading days commencing 270 days after the Closing or (B) PubCo consummates a sale of all or substantially all of the consolidated assets to a third party; sale resulting in a change in holding of the majority of the voting power; or a merger, consolidation, recapitalization or reorganization that results in the inability of the pre-transaction equity holders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company) (the “Original Lock-Up Period”): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, offer to sell, contract or agree to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, or otherwise transfer or dispose of, directly or indirectly, any securities subject to the Original Key Seller Lock-Up Agreement (the “Lock-up Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-up Securities, whether any such transaction is to be settled by delivery of such Lock-up Securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Lock-up Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”) (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Original Key Seller Lock-Up Agreement).

On  April  26, 2024, PubCo, Helport, Tristar, the Purchaser Representative and Stony Holdings Limited, a current shareholder of Helport, entered into an amended lock-up agreement (“Stony Holdings April Lock-Up Agreement”), which provides that, notwithstanding the above lock-up provisions, if Stony Holdings Limited has made a credit facility of at least $2,000,000 available to Helport from the date of the agreement through the Closing Date, pursuant to a credit agreement in a form to be mutually agreed upon between Heliport and Stony Holdings Limited, any Lock-up Securities held  by  Stony  Holdings  Limited  shall  be  subject to early release from the restrictions hereunder on the date that is twelve (12) months following the date of the Closing and the lock-up period shall be deemed to have expired upon such early release. Since Helport and Stony Holdings Limited have entered into a line of credit agreement on March 15, 2024, pursuant to which Stony Holdings Limited has made a credit facility of $2,000,000 available to Helport, as described below, Stony Holdings Limited is subject to such early release.

On April 26, 2024, PubCo, Helport, Tristar, the Purchaser Representative and Hades Capital Limited, a current shareholder of Helport, entered into an amended lock-up agreement (“Hades Capital April Lock-Up Agreement”), which provides that, notwithstanding the above lock-up provisions, if Hades Capital Limited has made a credit facility of at least $4,000,000 available to Helport from the date of the agreement through the Closing Date, pursuant to a credit agreement in a form to be mutually agreed upon between Helport and Hades Capital Limited, any Lock-up Securities held by Hades Capital Limited shall be subject to early release from the restrictions hereunder on the date that is twelve (12) months following the date of the Closing and the lock-up period shall be deemed to have expired upon such early release. Since Helport and Hades Capital Limited have entered into a line of credit agreement on March 15, 2024, pursuant to which Stony has made a credit facility of $4,000,000 available to Helport, as described below, Hades Capital Limited is subject to such early release.

On May 23, 2024, Tristar, Helport, PubCo and Purchaser Representative entered into an amended lock-up agreements (the “May Amended Lock-Up Agreements”) with five among other investors who each received an unsecured convertible note from Helport due on December 31, 2024  on March 6, March 8, March 12, May 15, May 17, May 31, and June 20, 2024, respectively (all such investors being, collectively, referred to herein as the “Helport Convertible Noteholders”). Helport Convertible Noteholders and one minority shareholder of Helport who was not Helport Convertible Noteholders (collectively, the “Helport Investors”), pursuant to which, in consideration for the respective investments in the Helport Convertible Promissory Notes by each of such Helport Convertible Noteholders and for the investment in Helport ordinary shares by such minority shareholder of Helport, the PubCo Ordinary Shares to be held by the Helport Investors will be restricted from a Prohibited Transfer for a period commencing from the Closing Date and ending on the 12-month anniversary of the Closing Date (subject to early release upon a change of control of PubCo or if the closing price of PubCo Ordinary Shares equals or exceeds $12.00 per share for any 20 out of 30 trading days commencing 270 days after the Closing Date), instead of the Original Lock-up Period.

On June 12, 2024, Tristar, Helport, PubCo and Purchaser Representative entered into amended lock-up agreements (the “June Amended Lock-Up Agreements”) with two Helport Convertible Noteholders on substantially the same terms as the May Amended Lock-Up Agreements.

Shareholder Support Agreement

Simultaneously with the execution of the Business Combination Agreement, Tristar, Helport, and a certain holder of Helport ordinary shares entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, the holder of Helport ordinary shares has agreed (a) to support the adoption of the Business Combination Agreement and the approval of the Transactions, subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions.

Insider Letter Amendment

Simultaneously with the execution of the Business Combination Agreement, Tristar, Helport, the Sponsor, Stephen Markscheid, Xin Yue Geffner, Wang Chiu Wong, Chunyi Hao, Michael Hao Liu and Alex Parker entered into an amendment (the “Insider Letter Amendment”) to that certain letter agreement, dated October 13, 2021 (the “Insider Letter”), by and among Tristar, the Sponsor and the directors, officers or other initial shareholders of Tristar named therein, pursuant to which PubCo and Helport are added as Parties to the Insider Letter.

Non-Competition and Non-Solicitation Agreement

Simultaneously with the execution of the Business Combination Agreement, certain executive officers (each, a “Subject Party”) of Helport each entered into a non-competition and non-solicitation agreement (collectively, the “Non-Competition and Non-Solicitation Agreement”) with Tristar, PubCo, Helport and the Purchaser Representative. Under the Non-Competition and Non-Solicitation Agreement, the Subject Party agrees not to compete with PubCo, the Sponsor, Tristar, the Purchaser Representative, Helport and their respective affiliates during the three-year period following the Closing and, during such three-year restricted period, not to solicit employees or customers of such entities. The Non-Competition and Non-Solicitation Agreement also contains customary confidentiality and non-disparagement provisions.

Assignment, Assumption and Amendment to Warrant Agreement

At the Closing, Tristar, PubCo and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), entered the Assignment, Assumption and Amendment to Warrant Agreement (the “Warrant Amendment”) which will amend that certain Warrant Agreement, dated as of October 13, 2021, relating to the Tristar warrants (the “Warrant Agreement”), filed with the SEC on October 13, 2021. Pursuant to the Warrant Amendment: (i) PubCo assumed the obligations of Tristar under the Warrant Agreement, such that, among other things, PubCo was added as a party thereto and (ii) references to Tristar Class A ordinary shares in the Warrant Agreement shall mean PubCo Ordinary Shares.

First Amendment to Registration Rights Agreement

At the Closing, each of Helport, the Sponsor, PubCo, Tristar and Tristar Holdings I, LLC entered the First Amendment to Registration Rights Agreement (the “Registration Rights Agreement”), which amended that certain Registration Rights Agreement, dated as of October 13, 2021. Pursuant to the Registration Rights Agreement, PubCo agreed to undertake certain resale shelf registration obligations in accordance with the Securities Act and the other parties thereto were granted customary demand and piggyback registration rights.

Helport Convertible Promissory Notes

On March 6, March 8, March 12, May 15, May 17, May 31, and June 20, 2024, Helport issued to each of the Convertible Promissory Noteholders a convertible promissory note, pursuant to which Helport agreed to issue and sell to the Convertible Promissory Notes Holders, in private placements, $4,889,074 in aggregate principal amount of the Helport Convertible Promissory Notes for an aggregate purchase price of $4,889,074. The Helport Convertible Promissory Notes bear interest at a rate of 8.00% per annum, and will mature on December 31, 2024, and, pursuant to a Letter of Undertaking, dated July 29, 2024, converted into fully paid and non-assessable unregistered PubCo Ordinary, at a conversion price of $10.80 per share upon the Closing of the Business Combination.

Such converted Ordinary Shares are subject to certain lock-up periods commencing from the Closing the Business Combination. Helport has agreed to use commercially reasonable efforts to cause the automatically converted shares to be included in an effective registration statement with a current prospectus or a qualified offering statement.

Helport Line of Credit Agreements

On March 15, 2024, Helport entered into a line of credit agreement with Hades Capital Limited, which provides Helport with an unsecured line of credit in the principal maximum amount of $4,000,000, and a line of credit agreement with Stony Holdings Limited, which provides Helport with an unsecured line of credit in the principal maximum amount of $2,000,000 (collectively, the “Line of Credit Agreements”). The principal indebtedness under the Line of Credit Agreements will mature on the third anniversary of the date the Line of Credit Agreements were entered into, at an interest rate of 0% per annum. As of the date of this Report, Helport has drawn an aggregate credit $84,650 from the principal amount under the Line of Credit Agreements.

PIPE Investment

On May 18, 2024, Tristar and Helport entered into subscription agreements with three investors on substantially the same terms, pursuant to which, among other things, Helport agreed to issue and sell to the investors (the “PIPE Investors”), and the investors agreed to subscribe for and purchase an aggregate of 1,388,889 shares at a purchase price of $10.80 per share, for an aggregate purchase price of $15,000,000, in a private placement (the “PIPE Investment”). The subscription agreements contained customary conditions to closing, including the consummation of the Business Combination.

On August 2, 2024, in connection with the consummation of the Business Combination, PubCo received aggregate gross proceeds of $5.5 million out of the $15 million PIPE Investment and issued an aggregate of 509,259 shares to the PIPE Investors for such subscription. The reduced amount of gross proceeds was due to the inability of one of the investors to remit substantially all of its subscription. Each of Tristar and PubCo reserve their rights with respect to such investor’s obligations, however there are no assurances that the balance of such commitment will be remitted in a timely manner, if at all.

B. Business Overview

Overview

We are an AI technology company based in Singapore dedicated to serving enterprises’ customer contact centers with intelligent products, solutions, and a digital platform, aiming to enhance communication efficiency with customers, streamline processes, and ensure consistent operations and customer satisfaction. Our software, Helport AI Assist (“AI Assist”), provides tailored AI-powered guidance and oversight for contact center interactions and customer experience, with functions including Agent Assistant, Quality Assurance (“QA”) Assistant, Supervisor Assistant, and Knowledge Base Assistant. In addition to AI Assist, we also operate our Helphub Crowdsourcing Platform (“Helphub”), which is an AI integrated contact center business process outsourcing (BPO) platform that serves both companies providing and seeking BPO services.

“AI Assist” is a software that targets contact centers as its users, which include both enterprises’ in-house contact centers and BPO contact centers. AI Assist has various functions, including “Agent Assistant”, “QA Assistant”, “Supervisor Assistant”, and “Knowledge Base Assistant”. “Agent Assistant” is a feature that provides real-time guidance and real-time alerts to contact center agents. It also has features such as AI speech repetition and speech navigation, which can help agents better understand customer needs. The “QA Assistant” feature provides real-time alerts and feedback to managers on agents’ compliance with enterprise-specific internal policies and rules. It also monitors agent behavior and provides quality assurance reports to managers. “Supervisor Assistant” is another feature that can comprehensively supervise contact center agents and predict, analyze, and improve agents’ behaviors, to emulate top behaviors in practice. “Knowledge Base Assistant” is a feature that contains industry-specific knowledge repositories as well as a contact center operational toolbox. Its modeling and self-learning capabilities allow it to develop and optimize its knowledge base to categorize customers’ intentions, which then allows AI Assist to provide more accurate real-time guidance and real-time alerts to agents. With these functions, we believe that AI Assist is an all-in-one tool that facilitates companies with compliance features, enhances agent experience, and makes real-time quality inspection easy, thereby assisting companies in delivering better contact center services.

“Helphub” is a crowdsourcing digital platform for contact center operations, serving companies seeking and providing BPOs services. Helphub provides enterprise clients with the flexibility to post tasks on Helphub and monitor the execution process anytime and anywhere. BPO providers, on the other hand, can view, select, take on projects that fit their skill sets and specialties, and deliver AI-assisted and standardized customer service. Helphub aims to address the challenges faced by companies as they scale, such as longer training cycles, lack of agent proficiency, and talent shortages.

We believe we have been able to distinguish ourselves in the AI integrated contact center business via our self-developed AI technologies, such as real-time communication assistance, real-time sales guidance, real-time quality assurance, knowledge base construction, knowledge base script generalization, real-time voice interaction, language simulation, and more. We utilize cloud computing infrastructure providers, AI technology service providers, and telecom operators to develop and operate our products. These infrastructure service providers offer Infrastructure as a Service (“IaaS”) and Platform as a Service (“PaaS”), upon which we build Software as a Service (“SaaS”) products such as AI Assist. For example, we use the automatic speech recognition (“ASR”) feature from cloud service providers to provide speech repetition and speech navigation functions to our customers. Customers use our products to achieve specific goals, such as reducing errors, boosting performance, easing the workload for agents, and making tasks easier. While IaaS and PaaS are the technical backbone offering cloud servers and ASR, they alone cannot meet these business goals. We partner with Tianjin Youfei Digital Technology Group Co., Ltd. (“Youfei Shuke”), a fintech company dedicated to providing big data, AI solutions and SaaS platform services for enterprises, in developing AI Assist and Helphub and implementing them in China with operational support and maintenance. Within this collaborative framework, we provide business requirements, including programming algorithms and software functions, and Youfei Shuke provides relevant models, products, and R&D personnel. We also monitor the development process and access the quality of software developed. Concurrently, Youfei Shuke is responsible for the broader applicability of the software and the configuration of specific rules and parameters. Under our partnership arrangements with Youfei Shuke, we own the intellectual property rights of AI Assist and Helphub.

The models and products provided by Youfei Shuke use NeMo and Transformer frameworks for tasks such as understanding conversational intent and speech synthesis. These models and products also utilize open-source models and frameworks, such as Vue.js, an open-source JavaScript framework, and Java Spring Cloud, which are suitable for commercial use, and may call on third-party Automatic Speech Recognition (ASR) or Natural Language Processing (NLP) products. NLP is a machine learning technology that gives computers the ability to interpret, manipulate, and comprehend human language. We do not rely upon a single vendor’s products, which we believe permits us greater flexibility in choosing AI service providers based on specific needs and provides cost-effectiveness for different application scenarios.

In the fiscal years ended June 30, 2022 and 2023, we also provided medical consulting services. The target clients of medical consulting services were patients from China with critical illnesses, such as cancer or rare diseases, or who had special needs to seek medical treatment outside mainland China. The service process was closely related to the treatment process. Our services included providing medical information to patients from China, connecting them with medical specialists and institutions overseas to receive treatment, and providing them with assistance in addressing their relocation, housing and related needs in foreign countries. The medical information we provided included information regarding certain diseases. To this end, we emailed or scheduled phone consultation sessions with patients and medical professionals, to help patients understand the available treatment options. We also collaborated with local partners in providing housing, transportation, housekeeping, nursing, and physiotherapy information to patients and their family members who relocate overseas. Overseas specialists and institutions we connected patients with were mainly located in Singapore, Spain, the United Kingdom, and Taiwan. We discontinued the medical consulting services in January 2023.

For the six months ended December 31, 2023, we had revenue of $14.51 million, and net income of $6.24 million. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 100% for the six months ended December 31, 2023.

For the fiscal years ended June 30, 2023 and 2022, we had revenue of $12.73 million and $2.67 million, respectively, and net income of $4.81 million and $0.82 million, respectively. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 99.70% and 96.20% for the fiscal years ended June 30, 2023 and 2022, respectively; revenue generated from the medical consulting service contributed 0.30% and 3.80%, respectively. For the six months ended December 31, 2023, and for the fiscal years ended June 30, 2023 and 2022, we did not generate any revenue from Helphub. We started providing AI service when we launched our key SaaS product, AI Assist, in April 2022, which has become our business focus ever since. We plan to focus on promoting AI Assist at this stage to enhance our brand recognition and accumulate a customer base and user base, which we believe will help us gain registered users of Helphub at a faster pace in the future.

Competitive Strengths

We believe that the following competitive strengths are essential for our success and differentiate us from our competitors:

Artificial Intelligence Technology

We apply operations research theory and AI technology to create intelligent algorithms and tools underlying the intelligent functions of AI Assist, including Agent Assistant, Supervisor Assistant, QA Assistant, and Knowledge Base Assistant, serving contact center agents and managers. These functions allow for real-time communication assistance, real-time sales guidance, intelligent monitoring of agent conversations, and optimal agent behavior profiling. For example, AI Assist can guide agents during their conversations with customers, provide industry-specific knowledge, prompt phrases and monitor their compliance status with standard process and rules. We believe that our products can improve the efficiency of communication between enterprises and customers and the overall customer experience by improving agents’ performance.

Since January 2022, Helport has developed a large number of models which underly the intelligent functions of AI Assist based on a range of scenarios; for example, the sales of insurance products or client retainment for educational institutions. After learning from a substantial amount of conversations between agents and clients, our products with AI ability are capable of providing appropriate response prompts for the current agent based on customer queries. The system automatically verifies and annotates the generated responses according to the agent’s adoption rate. Additionally, it evaluates the effectiveness of the generated results by considering factors such as call duration, customer emotions, order outcomes, and other indicators. The system progressively improves the quality of generated responses. Quality control involves monitoring accuracy through a combination of software analysis and human review, focusing on metrics such as quality assurance accuracy and knowledge base response accuracy. These metrics are usually kept at a level of more than 90% accuracy for the models. If these metrics fall below expected values, algorithm engineers and knowledge base operations personnel adjust rules, annotations, and other aspects to optimize the model. Our algorithm engineers have data structure and basic algorithm skills and are proficient in high-level, general-purpose programming languages such as C++ and python, with coding ability. They are familiar with NLP and other related algorithms and technologies, as well as with large model training. Our knowledge base operations personnel, with an understanding of AI technology and various experiences in the industries in which AI Assist operates, can customize prompt word strategies for the models according to customer needs to ensure the quality of AI output. Typically, it will take one week to one month for a model’s initial deployment, with one optimization session per week.

Powerful Professional Knowledge Base

Leveraging our founding team’s industry experience and industry-specific expertise, we have developed more than 100 sets of dialog libraries, a quality control knowledge base, algorithm models and training tools. Typical scenarios include credit card bill installment services, credit card delinquency collection, life insurance sales, auto insurance sales, telecommunication package upgrades, education company class appointment-making, new customer acquisition, municipal provident fund service, social security services, and more. Clients across many different industries can use AI Assist for their contact centers.

We believe that combining these rich professional experiences with AI technology can help improve the business performance and user experience of enterprise contact centers by training AI models with improved domain-specific industry practices and expertise, which we accumulate through our team members’ prior experience working with clients across various industries. Therefore, we expect our AI models may be useful and adaptable for various industry applications. In contrast, emerging AI companies may not have an adequate client base and data to train and test their AI models, due to a lack of industry experience, scenario-specific knowhow and the domain knowledge base required for training AI products. This can create barriers for market entrants and emerging AI companies to enter the industry and can cost in resource investment, exploration time, and trial and error.

Rich Industry Connection and Strong User Base

We believe that our diverse and growing user network can facilitate our future growth. The Helport founding team has over 20 years of experience and a strong network in banking, insurance, telecom, BPO and other industries. The founding team has established long-term and stable business relationships with the decision makers, contact center-related business teams, and information technology teams of the users of AI Assist in these industries.

We target both BPO contact centers and in-house contact centers of enterprises as our potential customers. Currently, all of our customer agreements are signed with BPOs. We expect to enter into agreements with in-house contact centers of enterprises directly in the future as we expand our business. We expand business through our own connections in the banking, insurance, and other industries, often by negotiating with the representatives from the users directly on the prospects of using our AI Assist product in their contact centers. Once both parties reach consensus on the service engagement, we will enter into a services agreement with the BPO company that the user has engaged. Currently, we are exploring business cooperation opportunities with many other banks, insurance companies and BPO companies.

Strong Business Model and Products

Although we commenced operations less than three years ago, we have achieved profitability. For the six months ended December 31, 2023, we had revenue of $14.51 million, and net income of $6.24 million. For the fiscal years ended June 30, 2023 and 2022, we had revenue of $12.73 million and $2.67 million, respectively, and generated net income of $4.81 million and $0.82 million, respectively. We believe that our ability to achieve profitability and continuous growth demonstrates our strong business model.

In 2022, Helport held a market share of 5.2% in the AI contact center solutions market in China and ranked first in terms of market share, according to the Frost & Sullivan Report. Within the AI contact center solutions market, we developed SaaS and platform products on the customer-facing end and also developed CTI gateway, AI gateway, and CRM gateway through iterative refinement based on Helport team members’ customer service experience across various industries. A gateway facilitates the exchange of data between different devices, networks, or systems that might use different languages. Our self-developed gateways can be seamlessly integrated with various software, hardware, and enterprise databases, ensuring swift deployment of AI Assist in clients’ systems, facilitating data exchange between the two, reducing data transmission delays, minimizing device memory usage, and lowering computational power consumption. This helps to create a positive customer experience while minimizing product deployment costs.

Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Leverage the strengths of our existing user network and market capabilities to consolidate our position as a leader in the AI contact center industry, especially for customers in the financial and Internet industries.

Banking, insurance, and Internet are the main industries in which the users of AI Assist operate. Over the past two decades, founding members of the Helport team have developed personal connections with major financial institutions, insurance enterprises, and Internet corporations. Presently, our products are deployed with businesses across those diverse sectors. With these connections, we plan to grow our business by expanding sales to existing users when they increase their existing contact centers or decide to establish more contact centers, making direct sales to new customers by way of word-of-mouth referrals from existing users, participating in enterprise bidding, industry forums and seminars, and developing strategic cooperation to leverage partner relationships and brand influence. Looking forward, our goals are articulated across three key sectors:

Banking: We aim to extend our products and services to large commercial banks in China within the next three years.

Insurance: We aim to provide our solutions to leading insurance groups and insurance sales companies.

Internet: We aim to provide service to the contact centers of prominent Internet companies in China within the next three years.

In summary, our market expansion strategy is underpinned by a holistic approach, combining internal expansion efforts, direct sales initiatives, participation in bidding processes, and strategic collaborations. We expect this strategy will position us to deepen our engagement with existing users but while enabling us to enter new markets and foster enduring partnerships with industry leaders.

Expand in the BPO market and grow customer base.

In the dynamic landscape of China’s BPO sector, we believe we are poised for growth by leveraging the market potential. We were ranked first in terms of market share in China’s AI contact center service industry in 2022, according to the Frost & Sullivan Report. Recognizing that there are over 10,000 BPO enterprise contact centers registered with the PRC government, capable of housing up to five million agent-customer conversations simultaneously, we hope to solidify our market position by fostering strategic alliances with the top BPO enterprises in the country within the next three years.

We believe that building partnerships with leading BPO enterprises also helps promote our crowdsourcing service platform, Helphub, and enhance our market position. When leading BPO enterprises start using Helphub, this may increase the awareness and reputation of our platform among their clients and influence smaller BPOs’ choices. By doing so, we aspire to achieve the seamless integration of Helphub across the BPO landscape in China, driving adoption and engagement. Our overarching goal is to surpass 150,000 users on the Helphub platform within the next three years, creating a network effect that enhances the overall value proposition for both BPO enterprises and end-users. This strategy reflects our commitment to innovation, collaboration, and market leadership in the rapidly evolving BPO ecosystem.

To achieve the above goals, we are negotiating partnership opportunities with a few top BPO companies in China, and we also intend to utilize relationships with our existing customers and hope to benefit from the demonstration effect of existing products and customers to expand our market share. We will also utilize various platforms, such as industry conferences for conference marketing, including the BPO Summit in the U.S., the Cloud Expo in Singapore, and BPO industry conferences in China.

Expand across industrial chain of contact centers globally with Helphub: uniting cloud collaboration, industry diversification, and online promotion.

We believe we are strategically positioned to expand our industrial chain layout by leveraging Helphub, targeting both North America enterprises with contact center needs as service recipients and Southeast Asia BPO contact centers and agents as service providers. The growth strategy encompasses three key initiatives:

Global Collaboration with Cloud Vendors: Building on Helphub, we aim to collaborate with cloud vendors to provide AI services to enterprises worldwide. We utilize IaaS and PaaS platforms provided by cloud providers such as AWS, Google Cloud, and Microsoft Cloud to support our SaaS products. Leveraging the global reach of particular cloud partners, we plan to venture into markets outside of China and provide AI contact center solutions for enterprises globally within the next three years, with an initial focus on commercial banks, insurance groups, and Internet providers.

Diversification into New Industry Sectors: We are actively engaged in negotiations with vertical channel partners, which are companies specialized in niche areas of certain industries (e.g. medical and healthcare, consumer goods, and others), to seek entry into these diverse industry sectors. This strategic move aims to broaden the application of our technology, addressing the unique needs and challenges of different industries. By collaborating with vertical channel partners, we seek to extend our reach and impact in emerging sectors globally, diversifying our portfolio and contributing to our overall growth.

Direct Online Promotion of Helphub: In tandem with global collaborations and industry diversification, we will launch online promotion campaigns for Helphub, targeting audiences in North America and Southeast Asia. Leveraging Internet marketing methods, including keyword search optimization and banner purchases, we aim to increase the visibility of Helphub. We believe this approach can help enhance Helphub’s user base and contribute to the overall success of our industrial chain expansion, establishing a presence in North America and Southeast Asia.

As of the date of this Report, we have leased offices in Southeast Asia and North America, and have employees based in Singapore, the Philippines, and the U.S. to pursue the foregoing growth strategies, however, there is no assurance that these goals will be accomplished as anticipated on the anticipated timeframes.

The Business Model

We are an AI technology company specializing in providing intelligent products, solutions, and a digital platform to improve communication efficiency between businesses and their customers, enhance user experience, and improve sales performance. We offer two core products: AI Assist and Helphub. In the fiscal years 2022 and 2023, we also provided medical consulting services, which contributed to 0.30% and 3.80% of our revenue in respective fiscal year. We discontinued the medical consulting services in January 2023.

AI Assist

AI Assist is an intelligent product crafted for contact center management and customer service assistance. It serves as a multifaceted marketing tool, incorporating essential features for online personnel management, AI-driven quality inspection, process navigation, intelligent knowledge base, data monitoring, and outbound marketing calls. AI Assist harnesses the power of Real-Time Communication (RTC) to efficiently manage various dimensions of contact center operations. This includes online agent monitoring, marketing process control, AI-driven quality inspection, and real-time data visualization. This comprehensive approach is designed to enhance managerial efficiency and standardize operations. AI Assist also empowers agents with quick access to common process nodes and scripted dialogues. This streamlined approach allows agents to focus on their tasks, enabling efficient workflow. AI Assist’s real-time monitoring and listening capabilities provide insights into each agent’s work situation. By accessing the agent’s desktop and marketing processes, AI Assist permits comprehensive management and instant guidance. AI Assist is designed to enhance user experience by using an industry client portal adaptable to all operating environments. This ensures a seamless transition for clients while providing an unchanged, intuitive experience. Additionally, AI Assist offers a suite of intelligent services aimed at expediting business processes, lowering operational thresholds, boosting revenue, quality, and reducing overall workload.

The following are descriptions of the four primary functions of AI Assist, accompanied by snapshots of the respective functions.

●	Agent Assistant

Agent Assistant provides real-time guidance and real-time alerts to contact center agents. It also has features, such as AI speech repetition and speech navigation, which can help agents better understand customer needs. Agent Assistant directs and supervises the complete agent workflow, delivering real-time prompts derived from best practices, standardized processes, and compliance standards. Agents follow these prompts and scripts, ensuring customer communications are conducted in an efficient and effective manner.

Agent Assistant Snapshot 1: prompts and scripts for a customer representative

Agent Assistant Snapshot 2: performance statistics for a customer representative

●	QA Assistant

QA Assistant provides real-time alerts and feedback on compliance. It also provides intelligent monitoring of agent behaviors and QA reporting. When an agent deviates from the prescribed process or fails to meet compliance requirements, QA Assistant promptly issues reminders to the agent and notifies the supervisor accordingly, which may involve issuing warnings. Additionally, it offers recovery solutions for both agents and supervisors to mitigate potential losses.

QA Assistant Snapshot: prompts and scripts for a customer representative (left-hand box), and real time alerts (right-hand box)

●	Supervisor Assistant

The main functions of Supervisor Assistant include online monitoring of agent workstations, real-time control of communication or sales processes, AI-powered quality inspections, and real-time viewing of field data. Field data refers to various types of data generated in the daily operation of a call center, including, but not limited to, customer information, call records, and service types. The Supervisor Assistant function assists contact center supervisors in gaining real-time insights of each agent, enabling comprehensive management and instant guidance.

Supervisor Assistant Snapshot 1: a collective view of multiple customer representatives’ workstations

Supervisor Assistant Snapshot 2: a supervisor viewing a customer representative’s workstation

Supervisor Assistant Snapshot 3: Operational Management Dashboard - real-time monitoring of various operational metrics

●	Knowledge Base Assistant

Knowledge Base Assistant contains domain-specific knowledge repositories as well as a contact center operational toolbox. This tool permits contact center operators to create, customize, and enhance their own knowledge bases and AI tools with ease and efficiency. Consequently, AI Assist deployed in clients’ contact centers can continually evolve and become more intelligent.

Knowledge Base Assistant Snapshot:

Services and Operational Flow

We provide tailored AI contact center service to our enterprise users through our core product AI Assist, which includes specific functions such as agent assistance, QA assistance, supervisor assistance, and knowledge base assistance. Below is our operational flow chart that describes our flow of AI Assist services and operations for clients, with the entire process typically spanning from one to eight weeks. The customary implementation time-frame for a cloud-based platform takes one week, while private deployment requires four to eight weeks.

●

Pre-sales technical communication

The pre-sales technical communication includes discussion on product functionality, business impact, operational demonstrations, implementation feasibility assessment, and quotation proposals.

●

Deployment kick-off – private deployment or cloud deployment

During this stage, we discuss implementation plans with customers. We design technical solutions for product implementation based on various customer requirements; this could involve public cloud, hybrid cloud, or private deployment. Private deployment means AI Assist will be deployed locally in a customer’s contact center environment without using cloud servers. Cloud deployment means AI Assist will be deployed using cloud servers.

●

Product Implementation

This stage follows project kick-off and before go-live commissioning/go-live use. If a customer requires private deployment of AI Assist, we will design a deployment solution and conduct evaluation procedures, followed by on-site deployment. This usually takes five to twenty-five workdays. If a customer does not require private deployment, we will conduct a user scale evaluation, followed by system configuration and user account opening. This usually takes one to five workdays. During the product implementation stage, we set up our products through “cold start”, a process consisting of initial import, configuration, and optimization of the knowledge base and the quality control library.

●

Go-live commissioning/go-live use

This stage involves online testing and validation of AI Assist’s deployment by users. It also involves online training and tuning of the knowledge base after the cold start.

Helphub

Helphub is designed to be a comprehensive solution for the customer contact center industry, leveraging SaaS cloud services to integrate the tasks of upstream enterprises and the productivity resources of downstream BPO entities. Helphub offers intelligent matching services, connecting upstream enterprises and downstream BPOs. This mitigates resource mismatches and idleness, optimizing operational efficiency and reducing costs for enterprises. Helphub offers enhanced the productivity of agents while standardizing industry practices across the operational platform, enterprise side, and BPO seat agent side.

Helphub comprises three major modules - service for enterprisers, service for BPOs, and platform operation. It supports both predictions and preview of outbound and inbound calls. With a modular and componentized design, Helphub is easily integrated with AI Assist, increasing user work efficiency and service quality. Additionally, Helphub provides an array of system functions, including organization management, business management, data management, outbound call management, statistical analysis, and a knowledge base. These functions are intended to collectively contribute to a streamlined and effective customer contact center operation.

Helphub Snapshot 1: the overall operational view of the platform

Helphub Snapshot 2: upstream client panel –  publishing task requirements

Helphub Snapshot 3: downstream client panel– an overview of task delivery status and revenue statistics

Services and Operational Flow

The following flow chart and descriptions outline the service workflow of Helphub.

●

Upstream Clients (Enterprises)

Upstream clients have the flexibility to post tasks on Helphub and monitor the execution process anytime, anywhere. The clients come from various industries, including finance, insurance, telecom, medical and healthcare, catering, manufacturing, among others. The clients will set specific requirements for the BPO contractors for each task. Helphub addresses challenges faced by upstream enterprise clients as they scale – such as talent shortage and the overhead costs of recruitment.

●	Helport Supervisor

Helport Supervisor has three main features. First, it provides real-time agent status monitoring. This involves real-time agent status monitoring, enabling continuous oversight of online agents and their varied states. It provides real-time oversight of the overall situation of call center agents and agents groups. Second, it has a quality inspection management function, ensuring the execution of tasks meets predefined standards. This involves reviewing violation records, monitoring agent desktop operations, and recording monitoring.

Third, it encompasses task management, allowing the tracking of the progress and outcomes of task execution, thereby facilitating efficient workflow and task allocation.

●

Intelligent Task Allocation

The Intelligent Task Allocation Algorithm is designed to enhance task distribution within the platform. Harnessing the power of business data and contact center insights, Helphub employs big data processing and analysis technology alongside advanced modeling methods, including deep learning. The result is a precision-driven matching decision engine that connects multiple parties within the platform - from enterprise clients and BPO partners to individual agents. Dynamic customer profiles are constructed through innovative dynamic labeling technology for each participant, ensuring a nuanced understanding of their unique attributes and capabilities. These profiles are then dynamically rated using a blend of labels and detailed profiles, facilitating intelligent matching based on the nuanced demands and supplies within the ecosystem. Helphub’s Intelligent Task Allocation function aims to increase efficiency, aligning the right resources with the right tasks through a sophisticated and adaptive algorithmic approach.

●

Downstream Clients (BPO Contact Center Operators)

Downstream BPO partners can access the platform, undertake assigned tasks anytime anywhere, and deliver AI-assisted, standardized customer service. Helphub addresses challenges such as longer training cycles and lack of agent proficiency for downstream partners.

Medical Consulting Services

In the fiscal years ended June 30, 2022 and 2023, we also provided medical consulting services. The target clients of medical consulting services were patients from China with critical illnesses such as cancer or rare diseases, or who had special needs to seek medical treatment outside mainland China. The service process was closely related to the treatment process. Our services included providing medical information to patients from China, connecting them with medical specialists and institutions overseas to receive treatment, and providing them with assistance in addressing their relocation, housing and related needs in foreign countries. The medical information we provided included information regarding certain diseases. To this end, we emailed or scheduled phone consultation sessions with patients and medical professionals, to help patients understand the available treatment options. We also collaborated with local partners in providing housing, transportation, housekeeping, nursing, and physiotherapy information to patients and their family members who relocate overseas. Overseas specialists and institutions we connected with patients were mainly located in Singapore, Spain, the United Kingdom, and Taiwan. We discontinued our medical consulting services in January 2023.

Revenue and Pricing Model

As of the date of this Report, our primary source of revenue is generated by AI services derived from AI Assist and certain other services. Helphub did not generate revenue in the six months ended December 31, 2023, and in the fiscal years ended June 30, 2022 and 2023, as it remains under test operation as of the date of this Report.

AI Assist

AI Assist includes an array of software functions such as Agent Assistant, Supervisor Assistant, QA Assistant, and Knowledge Base Assistant. We primarily bill our clients using a subscription fee plus commission fee model. We bill our customers on a monthly basis for software packages chosen by customers, plus any commission fees based on task outcomes, typically at 15% rate of Gross Service Fee (“GSF”), representing service income earned by agents who use AI Assist in delivering services. The base fee for calculating the average monthly GSF per seat is agreed upon in contracts. If the monthly GSF exceeds the agreed upon base fee, the actual service income will be used in the calculation. We usually grant our customers a credit term between 180 and 365 days. If customers demand customized development or have other special requests, we will enter into separate fee arrangements with customers, based on the type and volume of services required by such customers.

Helphub

For Helphub, we will bill each customer on a monthly basis, and charge customers a platform usage fee, which is based on the percentage of revenue earned by customers using the platform. Currently, we only plan to charge BPO contact center operators on the described basis and do not charge enterprise clients. We expect to start charging a platform usage fee in the third quarter of 2024.

Medical Consulting Services

We received commission fees from medical institutions for patient referrals. The commission fees varied based on types of medical treatments and contracts with different medical institutions.

For the six months ended December 31, 2023, we had revenue of $14.51 million, and net income of $6.24 million. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 100% for the six months ended December 31, 2023. For the fiscal years ended June 30, 2023 and 2022, we had revenue of $12.73 million and $2.67 million, respectively, and net income of $4.81 million and $0.82 million, respectively. Among our revenue sources, the revenue generated from AI services contributed 99.70% and 96.20% of our revenue for the fiscal year ended June 30, 2023 and 2022, respectively; revenue generated from medical consulting service contributed 0.30% and 3.80%, respectively, for the same periods.

Data Privacy and Security

Helport’s AI products are deployed within the client’s exclusive IT environment and cloud infrastructure. User data, along with operational data from the contact center, is stored exclusively on the client’s servers and storage devices, and is accessible only by client’s staff. We do not access or store such sensitive data beyond the client’s private environments. Certain data, such as voice stream data, requires transmission to the public cloud for voice recognition and text conversion. This data is strictly confined to the exchange between the client’s IT system and its public cloud, and we are not involved in the process. When our customer support staff operates on the client’s premises, they may engage with sensitive client data under the close supervision of client staff and, under such circumstances, support staff are required to strictly adhere to our security and privacy agreements with such clients.

Meanwhile, in order to ensure the data security and compliance when clients use Helport AI products, we require all of our technology development and implementation service providers to possess high-level, client-recognized data security qualifications.

Major Supplier

To expedite the product development cycle and manage R&D costs, we rely heavily on third-party R&D providers. Among them, we recognize Youfei Shuke as our supplier, for accounting purposes. While we recognize other third-party providers as R&D expenses, since their services have not yet reached the requirements to be classified as assets or costs supportive to generate revenue, they are not shown as suppliers in this section. We engage in collaborative development for AI Assist and Helphub with Youfei Shuke, which also provides AI operation services to us.

For the AI operation services, Youfei Shuke enters an AI Operation Service Agreement with us. The AI operation services include AI environment setup, knowledge base setup, and product enhancement. Youfei Shuke will provide AI operation service, ensure normal and stable operation of the system, and provide technical support, but it will not intervene in any transactions with users or assume any transaction responsibilities. The operation service fee is $2,000,000 per year, and server procurement expenses will be settled at $75,000 per year for every 300 seats. The payable amounts are reconciled on a quarterly basis. Youfei Shuke and we have confidentiality obligations to each other. If either party breaches the agreement, the breaching party shall be liable for compensation and any related expenses, and the non-breaching party can immediately terminate the contract. The contract is valid for one year and will be automatically renewed for an additional year if either party fails to send a written notice of termination within 60 days before the expiration of the term, and the extension can be repeated indefinitely. The contract term was from the original term of March 6, 2022 to March 5, 2023. It was extended for one year to March 5, 2024, and was extended again to March 5, 2025, by automatic renewal. As of the date of this Report, we have no reason to expect that the AI Operation Service Agreement will not be extended following the expiration of the current term.

For AI Assist, Youfei Shuke enters a Seat Assistant Purchase Agreement with us. We provide business scenario requirements, while Youfei Shuke provides models, related development personnel, and underlying AI capabilities. We own intellectual property rights of AI Assist. We pay Youfei Shuke a development fee of $2,500,000. Both parties have confidentiality obligations. If either party breaches the agreement, the breaching party is liable for compensation and any related expenses, and the non-breaching party can immediately terminate the contract. The contract term is from January 4, 2022 to January 3, 2025, subject to automatic renewal if neither party raises objections upon expiration.

For Helphub, Youfei Shuke enters a Hive System Purchase Agreement with us. We outsource some development tasks of Helphub to Youfei Shuke while we provide the core functions. We provide business requirements, and Youfei Shuke provides relevant foundational products and R&D personnel. We own intellectual property rights of Helphub. We pay Youfei Shuke a development fee of $4,500,000. Both parties have confidentiality obligations. If either party breaches the agreement, the breaching party is liable for compensation and any related expenses, and the non-breaching party can immediately terminate the contract. The contract term is from January 4, 2022 to January 3, 2025, subject to automatic renewal if neither party raises objections upon expiration.

Because we do not have an operating entity or office in the PRC and for the ease and timely performance of rights and obligations, we have an Agreement of Authorization for Payment with Xinsheng Technology (Tianjin) Co., Ltd. (“Xinsheng”), who will make payments on behalf of us to Youfei Shuke. See “Item 3. Key Information—D. Risk Factors—Risks Related to Helport Doing Business in the PRC—Each of our customers and suppliers has entered into an Authorization for Payment Agreement with our Singapore operating entity and a third- party agent. Our financial condition and liquidity position may be subject to credit risks of the third-party agent.”

Below are the lists of our supplier for the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022.

●	Six months ended December 31, 2023

Supplier	Purchase Amount (USD); Percentage	Major Contract Terms
Youfei Shuke	$3,626,354; 100%

AI Operation Service Agreement:

Youfei Shuke provides AI operation service to us. The contract term was from March 5, 2023 to March 5, 2024, and was extended to March 5, 2025by automatic renewal.

Seat Assistant Purchase Agreement:

Youfei Shuke and we collaborate on the development of AI Assist. The contract term is from January 4, 2022 to January 3, 2025, subject to automatic renewal if neither party raises objections upon expiration.

Hive System Purchase Agreement:

We outsource some development tasks of Helphub to Youfei Shuke. The contract term is from January 4, 2022 to January 3, 2025, subject to automatic renewal if neither party raises objections upon expiration.

●	Fiscal year ended June 30, 2023

Supplier	Purchase Amount (USD); Percentage	Major Contract Terms
Youfei Shuke	$2,547,916; 100%

AI Operation Service Agreement:

Youfei Shuke provides AI operation service to us. The contract term was from March 6, 2022 to March 5, 2023, and is extended for one year to March 5, 2024, by automatic renewal.

Seat Assistant Purchase Agreement:

Youfei Shuke and we collaborate on the development of AI Assist. The contract term is from January 4, 2022 to January 3, 2025, subject to automatic renewal if neither party raises objections upon expiration.

Hive System Purchase Agreement:

We outsource some development tasks of Helphub to Youfei Shuke. The contract term is from January 4, 2022 to January 3, 2025, subject to automatic renewal if neither party raises objections upon expiration.

●	Fiscal year ended June 30, 2022

Supplier	Purchase Amount (USD); Percentage	Major Contract Terms
Youfei Shuke	$7,610,813; 100%

AI Operation Service Agreement:

Youfei Shuke provides AI operation service to us. The contract term was from March 6, 2022 to March 5, 2023, and is extended for one year to March 5, 2024, by automatic renewal.

Seat Assistant Purchase Agreement:

Youfei Shuke and we collaborate on the development of AI Assist. The contract term is from January 4, 2022 to January 3, 2025, subject to automatic renewal if neither party raises objections upon expiration.

Hive System Purchase Agreement:

We outsource some development tasks of Helphub to Youfei Shuke. The contract term is from January 4, 2022 to January 3, 2025, subject to automatic renewal if neither party raises objections upon expiration.

The major factors that we evaluate when selecting suppliers are their industry experience, fee quotes, easiness of communication, and payment terms. We selected Youfei Shuke as our supplier by a comprehensive evaluation of products, services, and settlement. We maintain a long-term partnership with our supplier and rarely change it. See “Item 3. Key Information—D. Risk Factors — Risks Related to Helport’s Business — Our business may rely on a primary supplier or a few customers that account for more than 10% of our total purchases. Any interruption in operations in such major clients or suppliers may have an adverse effect on our business, financial condition, and results of operations.”

Customers, Sales, and Marketing

As we develop our professional reputation, we believe our growth has been attributed to enterprise clients and their authorized BPO partners recommending that other enterprises and BPO companies collaborate with us because of our comprehensive tailored AI contact center services. We also maintain a sales and marketing team that actively seeks expansion of our AI contact center service client base.

Typically, we engage partnerships with enterprise clients and BPO clients via system information technology service agreements. These agreements are meant for enterprises and BPO companies aiming to enhance the automation capability and productivity of contact centers. The term of these agreements is 1 year, and if either party fails to give written notice of termination of these agreements to the other party within 60 days prior to the expiration of the term, the term of the agreements shall be automatically extended for 1 year, with no limit on the number of extensions. Because we do not have operating entity or office in PRC and for the ease and timely performance of rights and obligations, we have a Delegated Payment Agreement with Xinsheng, which will collect payments on behalf of us from our customers. Upon the completion of the delegated collection of payment by Xinsheng, we will pay Xinsheng a service fee of 2% of the total payment amount.

During the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022, we had five, five and four AI services customers, respectively. As identified below, our top five customers for six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022 were all BPO companies. Below are the lists of our AI services customers during the six months ended December 31, 2023 and the two fiscal years, respectively:

●	Six months ended December 31, 2023

AI Services Customer	Sales Amount (USD); Percentage	Major Contract Terms	Customer Identity
Shenyang Pengbosheng Network Technology Co., Ltd. (“Pengbosheng”)	$6,857,773; 47.3%	We provide system information technology services to Pengbosheng. The contract term was from February 1, 2023 to February 1, 2024, and is extended for one year to February 1, 2025, by automatic renewal term in the original contract.	BPO

Beijing Baojiang Science and Technology Co., Ltd. (“Baojiang”)	$3,869,650; 26.7%	We provide system information technology services to Baojiang. The contract term was from January 31, 2023 to January 31, 2024, and is extended for one year to January 31, 2025, by automatic renewal term in the original contract.	BPO

Beijing Youbeilong Network Technology Co., Ltd. (“Youbeilong”)	$1,366,923; 9.4%	We provide system information technology services to Youbeilong. The contract term was from February 17, 2023 to February 17, 2024, and is extended for one year to February 17, 2025, by automatic renewal term in the original contract.	BPO

Beijing Juliang Science and Technology Co., Ltd. (“Juliang”)	$1,289,723; 8.9%	We provide system information technology services to Juliang. The contract term was from March 15, 2023 to March 15, 2024, and is extended for one year to March 15, 2025, by automatic renewal term in the original contract.	BPO

Shenyang Lansechuanshuo Information Technology Co., Ltd. (“Lanse”)	$1,122,295; 7.7%	We provide system information technology services to Lanse. The contract term was from January 6, 2023 to January 6, 2024, and is extended for one year to January 6, 2025, by automatic renewal term in the original contract.	BPO

●	Fiscal year ended June 30, 2023

AI Services Customer	Sales Amount (USD); Percentage	Major Contract Terms	Customer Identity
Shenyang Pengbosheng Network Technology Co., Ltd. (“Pengbosheng”)	$5,872,508; 46.3%	We provide system information technology services to Pengbosheng. The contract term was from February 2, 2022 to February 1, 2023, and is extended for one year to February 1, 2024, by automatic renewal term in the original contract.	BPO

Beijing Baojiang Science and Technology Co., Ltd. (“Baojiang”)	$3,604,758; 28.4%	We provide system information technology services to Baojiang. The contract term was from February 1, 2022 to January 31, 2023, and is extended for one year to January 31, 2024, by automatic renewal term in the original contract.	BPO

Beijing Juliang Science and Technology Co., Ltd. (“Juliang”)	$1,173,440; 9.2%	We provide system information technology services to Juliang. The contract term was from March 16, 2022 to March 15, 2023, and is extended for one year to March 15, 2024, by automatic renewal term in the original contract.	BPO

Beijing Youbeilong Network Technology Co., Ltd. (“Youbeilong”)	$1,030,138; 8.1%	We provide system information technology services to Youbeilong. The contract term was from February 18, 2022 to February 17, 2023, and is extended for one year to February 17, 2024, by automatic renewal term in the original contract.	BPO

Shenyang Lansechuanshuo Information Technology Co., Ltd. (“Lanse”)	$1,008,908; 8.0%	We provide system information technology services to Lanse. The contract term was from January 7, 2022 to January 6, 2023, and is extended for one year to January 6, 2024, by automatic renewal term in the original contract.	BPO

●	Fiscal year ended June 30, 2022

BPO Customer	Sales Amount (USD); Percentage	Major Contract Terms	Customer Identity
Pengbosheng	$1,319,155; 51.4%	We provide system information technology services to Pengbosheng. The contract term was from February 2, 2022 to February 1, 2023, and is extended for one year to February 1, 2024, by automatic renewal term in the original contract.	BPO

Baojiang	$872,360; 34.0%	We provide system information technology services to Baojiang. The contract term was from February 1, 2022 to January 31, 2023, and is extended for one year to January 31, 2024, by automatic renewal term in the original contract.	BPO

Youbeilong	$231,600; 9.0%	We provide system information technology services to Youbeilong. The contract term was from February 18, 2022 to February 17, 2023, and was extended for one year to February 17, 2024, by automatic renewal term in the original contract.	BPO

Juliang	$143,303; 5.6%	We provide system information technology services to Juliang. The contract term was from March 16, 2022 to March 15, 2023, and is extended for one year to March 15, 2024, by automatic renewal term in the original contract.	BPO

Competition

The AI contact center service industry in China and globally is both highly fragmented and intensely competitive. Companies with a robust combination of AI technologies and industry domain experience are likely to succeed in the long run. Competing in this space demands several core competencies: strong AI capabilities, contact center expertise, industry domain experience, mature business model and products.

As we serve enterprise clients and BPO clients from different sectors, we contend not only with generalist competitors but also with niche specialists who cater exclusively to specific sectors or industries. This multifaceted competition underscores the complexities inherent in the AI contact center industry in China and globally.

Our competitive position is strengthened by our tailored service approach. We believe that can effectively compete with our competitors with our services, coupled with seasoned teams that bring expertise across various sectors, giving us a distinctive edge. Furthermore, our expansive and deep-rooted business network with our enterprise users and BPO clients amplify our competitive advantage. We believe that the abovementioned factors combined give us a competitive edge in this highly fragmented industry.

Employees

We have31 employees as of the date of this Report. We had 23, 15, and 11 employees as of June 30, 2023, 2022 and 2021, respectively. Specifically, we had five founders, one full-time employee, three consultants, and 14 outsourced technology staff as of June 30, 2023; four founders, one consultant, 10 outsourced technology staff and no full-time employees as of June 30, 2022, and four founders, seven outsourced technology staff, and no consultants nor full-time employees as of June 30, 2021. Helport manages and oversees the outsourced technology team, and is responsible for product planning, requirements, and the research and development of core algorithms. The following tables set forth the detailed number of our employees in the past three fiscal years, respectively:

Function	Number of Employees as of June 30, 2023	Number of Employees as of June 30, 2022	Number of Employees as of June 30, 2021
Operation	2	1	1
Management	1	1	1
Research and Development	18	12	8
Sales and Marketing	2	1	1
Total	23	15	11

*	This number includes our outsourced technology staff.

Our full-time employees typically enter into standard employment contracts with us. As of the date of this Report, we have one employee employed by Helport Singapore based in the Philippines, one employee employed by Helport Singapore based in Singapore, one employee employed by Helport AI Limited primarily based in the U.S., one employee employed by Helport AI Limited primarily based in China, one employee employed by Helport Limited primarily based in China, two employees employed by Helport AI, Inc primarily based in the U.S.

As provided under Singapore’s laws and regulations, employees working in Singapore and who are either Singapore citizens or Singapore permanent residents are, along with their employer, required to contribute to the Central Provident Fund (CPF). The CPF is a mandatory social security savings scheme funded by contributions from employers and employees in Singapore. As of the date of this Report, Helport Singapore has paid all due CPF contributions in respect of its employee who is based in Singapore, as required under Singaporean laws and regulations. Helport Singapore is not required to pay CPF contributions in respect of its employee who is based in the Philippines.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Insurance

We do not maintain director liability insurance, property insurance, business interruption insurance, or general third-party liability insurance. We do not maintain any commercial insurance as of the date of this Report.

Property

As of the date of this Report, we lease three (3) offices which are located in Singapore, the Philippines, and the U.S. with an aggregate gross floor area of approximately 3,319 square feet. The areas of the leased premises are based on the figures specified in the corresponding lease agreements or estimated based on actual usage of shared office spaces. The following table shows notable information for the properties we lease as of the date of this Report:

Location	Area (Square Feet)	Current Use	Term of Use	Annual Rent
9 Temasek Boulevard #07-00 Suntec Tower Two Singapore (038989)	753	Office	July 28, 2023 to March 27, 2024. The contract may be renewed one month prior to the expiration date.	SGD 62,417
6/F Cyber One Building, 11 Eastwood Avenue, Eastwood City Cyberpark, Bagumbayan, Quezon, Philippines	376	Office	March 1, 2023 to February 29, 2024. The contract may be automatically renewed to Feb 28th, 2025.	PHP 455,703.36
3366 N. Torrey Pines Court Suite 220 La Jolla, CA 92037	2,190	Office	October 6, 2023 to October 5, 2024	$110,376

We believe that the facilities that we currently lease are generally adequate to meet our needs for the foreseeable future.

Research & Development (“R&D”)

Our R&D plan is to add and improve functionalities of our existing products, AI Assist and Helphub.

In the fiscal years ended June 30, 2022 and 2023, we co-developed AI Assist and Helphub with Youfei Shuke. We developed the following technologies that bring us competitive advantages in the industry: Real-time QA technology, which solves the technical problem of large-scale concurrent real-time QA for more than 1000 seats, and realized the commercialization of real-time QA for large contact centers for the first time; list matching enhancement technology, which optimizes the list distribution mechanism and improves the conversion rate by 5%-10%; and the technology knowhow that is not patented and kept secret from the public - the knowledge base and algorithmic model that improves agent performance.

As of the date of this Report, our R&D team consists of 18 members, with one founder, two consultants, and fifteen outsourced contractors from Youfei Shuke. Those outsourced contractors currently work for us under purchase agreements with Youfei Shuke to develop new products and improve existing ones. Our R&D team is primarily responsible for developing new products and enhancing the functionalities of existing ones. Youfei Shuke provides technical research support on a project basis. We retain full intellectual property rights to any creations or inventions developed resulting from such agreements. Our R&D engineers possess extensive experience in operations research, AI, machine learning, and natural language processing, and their efforts have resulted in 5 patents currently under the application review process in Singapore related to various AI contact center technologies.

Our new technology development process usually begins with internal business planning, client requirements analysis, and initial research and design. Subsequently, we choose and collaborate with third-party R&D service providers on the development of specific technologies. Typically, Helport puts forward business and technical requirements, whereas the vendors are responsible for product development. Throughout the entire process, Helport actively participates in and leads the entire research and development efforts.

Our R&D department actively collaborates with our sales and marketing department, and the operation department to gather market intelligence for different segments, enhancing our understanding and response to market trends and changing consumer preferences.

Our recent research direction is the application of voice AI technology in contact center scenarios. This research project includes the following focuses:

1.	Speech recognition and conversion: This technology can convert customers’ voice information into text for subsequent processing and analysis.

2.	Semantic understanding and analysis: Through the understanding and analysis of voice information, this technology can identify customers’ needs and intentions, and the types of services to be provided.

3.	Speech synthesis and generation: This technology can convert text information into speech for automatic broadcasting, voice reminders, and other functions.

4.	Emotional analysis and recognition: This technology utilizes natural language processing and machine learning methods to analyze features such as vocabulary, grammar, and intonation in text and speech. This enables the identification of customer emotional states, including happiness, anger, and sadness, and provides a more accurate understanding of customer emotions for contact centers.

These are the Company’s core competitive field, and the Company has accumulation and resources in relevant contact center technology and scenarios.

For the time being we have three R&D programs:

1.	Polymorphic model technology. Polymorphic model technology analyzes and models various data types, enabling the processing of diverse forms of data, including text, images, audio, video, and more. This flexibility and efficiency in analyzing and handling different data types assist businesses in better understanding and managing various ways in which customers interact.

2.	Vertical domain technology based on large model (LLM, large language model). The primary research areas encompass:

Automatic question generation: This function leverages LLM to automatically generate analogous questions and testing questions, and provides optimized question-and-answer data for training AI systems.

Document segmentation and compilation. This function utilizes large models to assist in segmenting diverse documents into questions and their corresponding answers. These are then manually reviewed and validated before being amalgamated into a knowledge base, thereby enhancing the efficiency of compilation processes.

Conversational analysis and insights: utilizing large models to conduct quality assessments and labeling of communication records. This involves analyzing the working patterns of agents, automatically generating standard operating procedures (SOPs) based on best practices, and exploring the potential value embedded within large amounts of conversational data from call centers.

3.	Multi-channel communication. This function relies upon AI and machine learning as its core technologies and facilitates contact centers in engaging with customers through diverse communication channels such as telephone, SMS, video, social media, email, among others by offering applications in intelligent voice recognition, emotion analysis, automated responses, and other functionalities that enhance the intelligence of customer service experiences.

Our current research direction Voice AI is the basic technology that supports these R&D programs.

We plan to invest a cumulative total of $30 million over 3 years in the above programs. These programs are currently ongoing at different stages of the R&D process. The typical research cycle for a specific project is from 3 months to 1 year.

In the fiscal years 2022 and 2023 and the six months ended December 31, 2023, our research and development costs were nil, US$375,410, and US$78,757, respectively, accounting for nil, 18.3%, and 3.63% of our total operating costs.

Intellectual Property

Patent Information

As of the date of this Report, we have applied for 6 patents as follows:

Title	Patent Owner	Application Number	Application Date	Jurisdiction
Method and System for Processing Scripted Text with Audio File	Helport	10202302982U	10/23/2023	Singapore
Method and System for Implementing Quality Inspection for Customer Service Voice Data	Helport	10202302981W	10/23/2023	Singapore
Method and System for Evaluating the Gain from Agent and Customer Matching	Helport	10202302919U	10/16/2023	Singapore
Method And System For Real Time Recommendation	Helport	10202302918P	10/16/2023	Singapore
Method and System for Distributing Outbound Call Data	Helport	0202302877T	10/10/2023	Singapore
Method and System for Identifying Optimal Response in Multimodal Interaction	Helport	10202401018W	07/04/2024	Singapore

These applications are being processed and we expect them to be approved in twelve months.

Domain Name

As of the date of this Report, we have one registered domain name as follows:

Domain Name	Date of Registration	Date of Expiration	Domain Holder	Jurisdiction
Helport.ai	8/31/2023	August 31, 2025	Helport	USA

As of the date of this Report, we have 18 staff employees that are responsible for research and development and developing our intellectual property.

We implement a set of comprehensive measures to protect our intellectual properties, in addition to making trademark and patent registration applications. Key measures include: (i) timely registration, filing, and application for ownership of our intellectual properties, (ii) actively tracking the registration and authorization status of intellectual properties and taking action in a timely manner if any potential conflicts with our intellectual properties are identified, and (iii) clearly stating all rights and obligations regarding the ownership and protection of intellectual properties in all employment contracts and commercial contracts we enter into.

As of the date of this Report, we have not been subject to any material disputes or claims for infringement upon third parties’ trademarks, licenses, and other intellectual property rights in Singapore.

Seasonality

Our business is not subject to obvious seasonal fluctuations.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceeding that, in the opinion of our management, is likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

C. Organizational Structure

Upon consummation of the Business Combination, Helport and Tristar became a wholly owned subsidiary of PubCo. The following simplified diagram illustrates the ownership structure of PubCo.

Unless otherwise noted, all entities are British Virgin Islands companies.

D. Property, Plants and Equipment

Helport leases the property for its principal executive office, which is located at 9 Temasek Boulevard #07-00 Suntec Tower Two, Singapore 038989. In addition, Helport leases one office of 376 square feet in the Philippines and one office of 2190 square feet in the United States. Such properties are described herein in the section entitled “Item 4. Infromation of the Company — Business Overview” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the Business Combination, we conduct business through Helport and its subsidiaries. You should read the following discussion and analysis of the financial condition and results of operations of Helport in conjunction with its consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results of Helport and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Report.

Overview

We are a pioneering and leading AI technology company based in Singapore dedicated to serving enterprises’ customer contact centers with intelligent products, solutions, and a digital platform, aiming to enhance communication efficiency with customers, streamline processes, and ensure consistent operations and customer satisfaction. Our software, Helport AI Assist (“AI Assist”), provides tailored AI-powered guidance and oversight for contact center interactions and customer experience, with functions including Agent Assistant, Quality Assurance (“QA”) Assistant, Supervisor Assistant, and Knowledge Base Assistant. In addition to AI Assist, we also operate our Helphub Crowdsourcing Platform (“Helphub”), which is an AI integrated contact center business process outsourcing (BPO) platform that serves both companies providing and seeking BPO services. We also provided medical consulting services since commencement in 2020, and we started to provide AI service when we launched our key SaaS product, AI Assist, in April 2022, which has become our business focus ever since. For the fiscal years ended June 30, 2023 and 2022, we had revenue of $12.73 million and $2.67 million, respectively, and net income of $4.81 million and $0.82 million, respectively. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 99.70% and 96.20% for the fiscal years ended June 30, 2023 and 2022, respectively; revenue generated from the medical consulting service contributed 0.30% and 3.80%, respectively. For the six months ended December 31, 2023, we had revenue of $14.51 million, and net income of $6.24 million. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 100% for the six months ended December 31, 2023.

We believe we have been able to distinguish ourselves in the AI integrated contact center business via our self-developed AI technologies, such as real-time communication assistance, real-time sales guidance, real-time quality assurance, knowledge base construction, knowledge base script generalization, real-time voice interaction, language simulation, and more. We utilize cloud computing infrastructure providers, AI technology service providers, and telecom operators to develop and operate our products. These infrastructure service providers offer Infrastructure as a Service (“IaaS”) and Platform as a Service (“PaaS”), upon which we build Software as a Service (“SaaS”) products such as AI Assist.

Quality is of utmost importance in the products and services we provided. We implement strict quality control in our R&D investment activities, and in our strategic collaboration with Tianjin Youfei Digital Technology Group Co., Ltd. (“Youfei Shuke”). Under the collaborative framework, Youfei Shuke provides operational support and maintenance in accordance with our business requirements to ensure the reliability and stability of software developed.

General Factors Affecting Our Results of Operations

The demand for our AI technology services serving enterprises’ customer contact centers is affected by various general factors, including (1) the macroeconomic conditions in China, our largest customer market, and the growth of the global AI technology markets; (2) customer acceptance and penetration rate of AI technologies application in various business scenarios; and (3) government policies and regulations on the development  and application of AI technologies, as well as user data privacy and security. Changes in any of these general industry conditions could affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

In addition to the general factors aforementioned, our business and results of operations are also affected by specific factors, including the following major factors:

Our ability to retain existing customers and consolidate our leader position in the AI contact center industry

The direct customers of Helport are BPO firms such as Shenyang Pengbosheng Network Technology Co., Ltd. (“Pengbosheng”), and Beijing Baojiang Science and Technology Co., Ltd. (“Baojiang”), not banks or insurance companies. banking, insurance, and Internet are the main industries in which AI Assist operate. Presently, through our BPO customers, our products are deployed with enterprises across those diverse industries, such as banking and insurance. We plan to grow our business by initiating sales to existing end users directly when they increase the size of their existing contact centers or decide to establish new contact centers, making sales by way of word-of-mouth referrals from existing users, participating in bidding, industry forums and seminars, and developing strategic cooperation to leverage partner relationships and brand influence. This strategy will allow us to sustain our engagement with existing BPO customers and enterprise users, and at the same time will enable us to enter new markets and foster partnerships with enterprise from banking, insurance and Internet sectors.

Our ability to expand in the BPO market and grow our customer base

We intend to build strategic partnerships with leading BPO enterprises, which will help promote our crowdsourcing service platform, Helphub, and enhance our market position. When leading BPO enterprises start using Helphub, this could increase the awareness and reputation of our platform among their clients and influence smaller BPOs’ choices, which could increase our market share of the Chinese BPO market. Our overarching goal is to surpass 150,000 users on the Helphub platform within the next three years. To achieve these goals, we are negotiating partnership opportunities with BPO companies in China, and we intend to utilize the demonstrative effect of existing products and brand reputation among customers to expand our market share. We will also participate in industry conferences for marketing, including the BPO Summit in the U.S., the Cloud Expo in Singapore, and BPO industry conferences in China.

Our ability to differentiate in products and services offerings with competitive technology

Competition in the AI technology service industry is intense and rapidly evolving. We believe technological advances are shaping higher customer expectations for intelligent integrated solutions and solution response speed. Our ability to continuously improve and optimize user experience will be an important contributor to our future revenue growth. We plan to continue focusing our research and development efforts on enhancing the product functions of our AI contact center solutions, including real-time communication assistance, real-time sales guidance, intelligent monitoring of agent conversations, and optimal agent behavior profiling. Meanwhile, we will also collect and leverage industry expertise and scenario-specific knowhow to constantly empower our professional knowledge base. We expect increasing R&D investment activities in the future with an aim to enhance our technological competitive strengths, so as to differentiate in products and services offerings.

Our ability to control costs and expenses and enhance operational efficiency

Our results of operations have been, and will continue to be, affected by our ability to control costs and expenses and enhance our operational efficiency. Cost-effectiveness is the key to our operational management and profitability. General and administrative expenses have historically represented a large portion of our total costs and expenses, consisting primarily of professional services fees paid to third parties for listing preparations. Research and development expenses, along with selling expenses, are becoming important components of our costs. As our business grows, we aim to further improve our operational efficiency by developing technologies and infrastructure across different business functions. We expect to achieve greater operating leverage and increase the productivity of our personnel, which would allow us to acquire customers and suppliers more cost-effectively and achieve higher operational efficiency.

Key Components of Results of Operations

Revenues

We generate revenues from (i) AI service and (ii) medical consulting service. For the six months ended December 31, 2023, and for the years ended June 30, 2023 and 2022, our revenues were US$14,506,363, US$12,728,313 and US$2,667,914, respectively. Since the commencement of AI service in April, 2022, we are dedicated to offering enterprise customers services including system functional modules, efficiency management service, custom development service and operation outsourcing services in the form of our integrated AI service tools —— AI Assist. We also provide medical consulting service to customers occasionally, which contributes a trivial percentage in our total revenue.

Cost of revenues

Our cost of revenues primarily consists of (i) amortization of software; (ii) outsourced operation costs; and (iii) server costs. For the six months ended December 31, 2023, and for the years ended June 30, 2023 and 2022, our cost of revenues were US$4,793,021, US$4,882,792 and US$1,246,701, respectively.

Selling expenses

Our selling expenses primarily consist of staff cost, entertainment fees, travelling fees, etc. For the six months ended December 31, 2023, and for the years ended June 30, 2023 and 2022, our selling expenses were US$50,214, US$50,830 and US$99,817, respectively. We expect our selling expenses will also continue to increase in absolute amount as we diversify, optimize and leverage our marketing channels to expand user community and explore more potential customers.

General and administrative expenses

Our general and administrative expenses primarily consist of withholding tax, professional service fees and other office fees. For the six months ended December 31, 2023, and for the years ended June 30, 2023 and 2022, our general and administrative expenses were US$2,042,289, US$1,625,887 and US$340,625, respectively. We expect that our general and administrative expenses will continue to increase in absolute amount in the foreseeable future as we further grow our existing business lines, and we will incur increased costs related to complying with our reporting obligations after we become a public company under U.S. securities laws. We also seek to optimize the cost structure of our company to control the relative level of general and administrative expenses as percentage of our revenues.

Research and development expenses

Our research and development (“R&D”) expenses primarily consist of technology service fees paid to external consultant. For the six months ended December 31, 2023, and for the years ended June 30, 2023 and 2022, our research and development expenses were US$78,757, US$375,410 and nil, respectively. We believe that our continued investment in research and development is critical to our growth and expect that our research and development expenses will continue to increase in absolute amount as we seek to upgrade our technologies to support our business growth.

Results of Operations

The following tables set forth a summary of our combined results of operations for the six months ended December 31, 2023, and for the years ended June 30, 2023 and 2022, in absolute amount and as a percentage of our revenues. This information should be read together with our combined financial statements, unaudited condensed combined financial statements, and related notes included elsewhere in this Report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended December 31,				For the years ended June 30,
	2023		2022		2023		2022
	US$	%	US$	%	US$	%	US$	%
Revenues	14,506,363	100.00	5,926,993	100.00	12,728,313	100.00	2,667,914	100.00
Cost of revenues	(4,793,021)	(33.04)	(2,422,458)	(40.87)	(4,882,792)	(38.36)	(1,246,701)	(46.73)
Gross profit	9,713,342	66.96	3,504,535	59.13	7,845,521	61.64	1,421,213	53.27

Operating expenses:
Selling expenses	(50,214)	(0.35)	-	-	(50,830)	(0.40)	(99,817)	(3.74)
General and administrative expenses	(2,042,289)	(14.08)	(715,981)	(12.08)	(1,625,887)	(12.77)	(340,625)	(12.77)
Research and development expenses	(78,757)	(0.54)	(8,642)	(0.15)	(375,410)	(2.95)	-	-
Total operating expenses	(2,171,260)	(14.97)	(724,623)	(12.23)	(2,052,127)	(16.12)	(440,442)	(16.51)
Operating income	7,542,082	51.99	2,779,912	46.90	5,793,394	45.52	980,771	36.76

Financial expenses, net	(19,162)	(0.13)	(940)	(0.02)	(7,936)	(0.06)	(5,894)	(0.22)
Income before income tax expense	7,522,920	51.86	2,778,972	46.88	5,785,458	45.46	974,877	36.54
Income tax expense	(1,279,314)	(8.82)	(459,909)	(7.76)	(970,755)	(7.63)	(152,917)	(5.73)
Net income	6,243,606	43.04	2,319,063	39.12	4,814,703	37.83	821,960	30.81

Comparison of Six Months Ended December 31, 2023 and 2022

Revenues

Our revenues increased by approximately US$8.58 million, or 144.75%, from US$5.93 million for the six months ended December 31, 2022 to US$14.51 million for the six months ended December 31, 2023. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the six months ended December 31,				Variances
	2023		2022		Amount	Percentage
	US$	%	US$	%	US$	%
Revenues:
AI service	14,506,363	100.00	5,888,430	99.35	8,617,933	146.35
Medical consulting service	-	-	38,563	0.65	(38,563)	(100.00)
Total revenues	14,506,363	100.00	5,926,993	100.00	8,579,370	144.75

Revenues from AI service increased by approximately US$8.62 million, or 146.35%, from US$5.89 million for the six months ended December 31, 2022 to US$14.51 million for the six months ended December 31, 2023. The significant increase was primarily attributable to the average monthly subscribed seats increased from 2,034 for the six months ended December 31, 2022 to 5,011 for the six months ended December 31, 2023, which was driven by (i) our efforts in continuous optimization and development in our service and platform, (ii) our capabilities to increase overall cost performance for customers in their business management process, and (iii) the growing demands in professional technology services market.

Cost of revenues

Our cost of revenues increased by approximately US$2.37 million, or 97.86%, from US$2.42 million for the six months ended December 31, 2022 to US$4.79 million for the six months ended December 31, 2023. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the periods indicated.

	For the six months ended December 31,				Variances
	2023		2022		Amount	Percentage
	US$	%	US$	%	US$	%
Cost of revenues:
AI service	4,793,021	100.00	2,420,916	99.94	2,372,105	97.98
Medical consulting service	-	-	1,542	0.06	(1,542)	(100.00)
Total cost of revenues	4,793,021	100.00	2,422,458	100.00	2,370,563	97.86

Cost of revenues related to AI service increased by approximately US$2.37 million, or 97.98%, from US$2.42 million for the six months ended December 31, 2022 to US$4.79 million for the six months ended December 31, 2023. The growth rate of cost of revenue is proportionally lower than that of revenue, primarily because we had relatively high percentage of fixed costs in our cost structure for six months ended December 31, 2023, which would present increased marginal revenue as revenue growth is mainly driven by the number of subscription accounts.

Cost of revenues related to medical consulting service were nil and US$1,542 for the six months ended December 31, 2023 and 2022.

Gross profit and margin

The following table sets forth a breakdown of our gross loss, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross loss for the periods indicated.

	For the six months ended December 31,
	2023			2022
	US$	Margin	%	US$	Margin	%
Gross profit and margin:
AI service	9,713,342	66.96	100.00	3,467,514	58.89	98.94
Medical consulting service	-	N/A	-	37,021	96.00	1.06
Total	9,713,342	66.96	100.00	3,504,535	59.13	100.00

As a result of the foregoing, we recorded a gross profit of US$9.71 million and US$3.50 million for the six months ended December 31, 2023 and 2022, respectively, representing gross profit margin 66.96% and 59.13% for each corresponding periods, which indicates that as our sales increased, we were also able to optimize cost structure and achieve economic scale effect in the improvement of our gross profit margin performance.

Operating expenses

Our operating expenses increased from US$0.72 million for the six months ended December 31, 2022 to US$2.17 million for the six months ended December 31, 2023, representing a period-on-period increase of 199.64%, primarily due to the following:

Selling expenses

Our selling expenses increased by 100% from nil for six months ended December 31, 2022 to US$50,214 for six months ended December 31, 2023. Selling expense incurred during six months ended December 31, 2023 was mainly payroll expenses to selling and marketing personnel.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses by categories, expressed as an absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated.

	For the six months ended December 31,				Variances
	2023		2022		Amount	Percentage
	US$	%	US$	%	US$	%
General and administrative expenses:
Withholding tax	1,450,636	71.03	588,843	82.24	861,793	146.35
Professional service fees	393,023	19.24	80,563	11.25	312,460	387.85
Payroll and other office fees	198,630	9.73	46,575	6.51	152,055	326.47
Total general and administrative expenses	2,042,289	100.00	715,981	100.00	1,326,308	185.24

Our general and administrative expenses increased by 185.24% from US$0.72 million for the six months ended December 31, 2022 to US$2.04 million for the six months ended December 31, 2023, which was primarily attributable to: (i) an increase of US$0.86 million in withholding tax incurred from our AI service provided to customers in the PRC subject to a 10% withholding tax rate, our oversea revenue from AI service, significantly increased from $5.89 million for the six months ended December 31, 2022 to $14.51 million for the six months ended December 31, 2023, primarily driven by the increase in average monthly subscribed seats per customer, and the average monthly revenue earned each oversea customer increased from $0.11 million to $0.24 million; (ii) an increase of US$0.31 million in professional service fees such as audit fees, advisory fees, legal fees for listing; and (iii) an increase of US$0.15 million in payroll and other office fees.

Research and development expenses

Our research and development expenses were US$78,757 and US$8,642 for the six months ended December 31, 2023 and 2022, respectively. Research and development expenses incurred during the six months ended December 31, 2023 were mainly include payroll expenses to research and development personnel and external technology service expenses.

Financial expenses, net

We recorded US$19,162 and US$940 in financial expenses, net for the six months ended December 31, 2023 and 2022, respectively.

Income tax expense

As a result of our operating income position for the six months ended December 31, 2023 and 2022, we incurred income tax expense of US$1.28 million and US$0.46 million for the six months ended December 31, 2023 and 2022, respectively.

Net income

As a result of the foregoing, our net income increased by US$3.92 million, or 169.23%, from US$2.31 million for the six months ended December 31, 2022 to US$6.24 million for the six months ended December 31, 2023.

Comparison of Years Ended June 30, 2023 and 2022

Revenues

Our revenues increased by approximately US$10.06 million, or 377.09%, from US$2.67 million for the year ended June 30, 2022 to US$12.73 million for the year ended June 30, 2023. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the years ended June 30,				Variances
	2023		2022		Amount	Percentage
	US$	%	US$	%	US$	%
Revenues:
AI service	12,689,750	99.70	2,566,418	96.20	10,123,332	394.45
Medical consulting service	38,563	0.30	101,496	3.80	(62,933)	(62.01)
Total revenues	12,728,313	100.00	2,667,914	100.00	10,060,399	377.09

Revenues from AI service increased by approximately US$10.12 million, or 394.45%, from US$2.57 million for the year ended June 30, 2022 to US$12.69 million for the year ended June 30, 2023. The significant increase was primarily attributable to: (i) the commencement of AI service started in April, 2022, which only has three-month revenue contribution for the year ended June 30, 2022; (ii) the average monthly subscribed seats increased from 1,773 for the year ended June 30, 2022 to 2,192 for the year ended June 2023, which was driven by (i) our efforts in continuous optimization and development in our service and platform, (ii) our capabilities to increase overall cost performance for customers in their business management process, and (iii) the growing demands in professional technology services market.

Cost of revenues

Our cost of revenues increased by approximately US$3.64 million, or 291.66%, from US$1.25 million for the year ended June 30, 2022 to US$4.88 million for the year ended June 30, 2023. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the periods indicated.

	For the years ended June 30,				Variances
	2023		2022		Amount	Percentage
	US$	%	US$	%	US$	%
Cost of revenues:
AI service	4,881,250	99.97	1,194,146	95.78	3,687,104	308.76
Medical consulting service	1,542	0.03	52,555	4.22	(51,013)	(97.07)
Total cost of revenues	4,882,792	100.00	1,246,701	100.00	3,636,091	291.66

Cost of revenues related to AI service increased by approximately US$3.69 million, or 308.76%, from US$1.19 million for the year ended June 30, 2022 to US$4.88 million for the year ended June 30, 2023. The growth rate of cost of revenue is proportionally lower than that of revenue, primarily because we had relatively high percentage of fixed costs in our cost structure for the year ended June 30, 2022, which would present increased marginal revenue as revenue growth is mainly driven by the number of subscription accounts.

Cost of revenues related to medical consulting service decreased by US$51,013, or 97.07%, from US$52,555 for the year ended June 30, 2022 to US$1,542 for the year ended June 30, 2023. The decrease was generally in line with our revenue decrease in medical consulting service due to strategy focus.

Gross profit and margin

The following table sets forth a breakdown of our gross loss, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross loss for the periods indicated.

	For the years ended June 30,
	2023			2022
	US$	Margin	%	US$	Margin	%
Gross profit and margin:
AI service	7,808,500	61.53	99.53	1,372,272	53.47	96.56
Medical consulting service	37,021	96.00	0.47	48,941	48.22	3.44
Total	7,845,521	61.64	100.00	1,421,213	53.27	100.00

As a result of the foregoing, we recorded a gross profit of US$7.85 million and US$1.42 million for the year ended June 30, 2023 and 2022, respectively, representing gross profit margin 61.64% and 53.27% for each corresponding periods, which indicates that as our sales increased, we were also able to optimize cost structure and achieve economic scale effect in the improvement of our gross profit margin performance.

Operating expenses

Our operating expenses increased from US$0.44 million for the year ended June 30, 2022 to US$2.05 million for the year ended June 30, 2023, representing a period-on-period increase of 365.65%, primarily due to the following:

Selling expenses

The following table sets forth a breakdown of our selling expenses by categories, expressed as an absolute amount and as a percentage of the total selling and marketing expenses, for the periods indicated.

	For the years ended June 30,				Variances
	2023		2022		Amount	Percentage
	US$	%	US$	%	US$	%
Selling expenses:
Payroll expense	50,830	100.00	-	-	50,830	N/A *
Marketing expense	-	-	99,817	100.00	(99,817)	(100.00)
Total selling expenses	50,830	100.00	99,817	100.00	(48,987)	(49.08)

*	N/A represents non-applicable

Our selling and marketing expenses decreased by 49.08% from US$99,817 for the year ended June 30, 2022 to US$50,830 for the year ended June 30, 2023. Marketing expense incurred during the year ended June 30, 2022 was payment to third-party providers for promotion activities on internet platforms for medical consulting service. Since the commencement of AI service, we incurred US$50,830 payroll expenses in employing marketing personnel for maintaining customer relationship and expanding potential customer base, during the year ended June 30, 2023. The decrease in selling expense reflected the change in our marketing strategy responding to different business lines.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses by categories, expressed as an absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated.

	For the years ended June 30,				Variances
	2023		2022		Amount	Percentage
	US$	%	US$	%	US$	%
General and administrative expenses:
Withholding tax	1,268,975	78.05	256,642	75.34	1,012,333	394.45
Professional service fees	241,887	14.88	51,841	15.22	190,046	366.59
Other office fees	115,025	7.07	32,142	9.44	82,883	257.87
Total general and administrative expenses	1,625,887	100.00	340,625	100.00	1,285,262	377.32

Our general and administrative expenses increased by 377.32% from US$0.34 million for the year ended June 30, 2022 to US$1.63 million for the year ended June 30, 2023, which was primarily attributable to: (i) an increase of US$1.01 million in withholding tax incurred from our AI service provided to customers in the PRC subject to a 10% withholding tax rate, our oversea revenue from AI service, which started in April, 2022, significantly increased from $2.57 million for the year ended June 30, 2022 to $12.69 million for the year ended June 30, 2023, primarily driven by the increase in average monthly subscribed seats per customer, and the average monthly revenue earned each oversea customer increased from $0.21 million to $0.23 million; and (ii) an increase of US$0.19 million in professional service fees such as advisory fees and legal fees for listing.

Research and development expenses

Our research and development expenses were US$0.38 million and nil for the years ended June 30, 2023 and 2022, respectively. Research and development expenses incurred during the year ended June 30, 2023 were all service fees paid to external experts for technology consulting in order to further improve our system development and platform optimization.

Financial expenses, net

We recorded US$7,936 and US$5,894 in financial expenses, net for the years ended June 30, 2023 and 2022, respectively.

Income tax expense

As a result of our operating income position for the years ended June 30, 2023 and 2022, we incurred income tax expense of US$0.97 million and US$0.15 million for the years ended June 30, 2023 and 2022, respectively.

Net income

As a result of the foregoing, our net income increased by US$3.99 million, or 485.76%, from US$0.82 million for the year ended June 30, 2022 to US$4.81 million for the year ended June 30, 2023.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements mainly from cash flow from operations and third-party borrowings.

We had cash balance of US$50,987 and US$142,401 as of December 31, 2023 and June 30, 2023. Our positive working capital was approximately US$9.01 million and US$1.60 million as of December 31, 2023 and June 30, 2023. We usually grant our customers a credit term between 180 days and 365 days in the payment arrangement. Our days sales outstanding (“DSO”) was 220 days, 244 days and 169 days, for the six months ended December 31, 2023 and for the years ended June 30, 2023 and 2022, respectively. The increase in DSO during 2023 was primarily due to the accumulation of aging due balance, because we choose to grant a relatively longer credit term in order to retain and attract customer base in the start-up stage of our AI service. $4,581,902 of the accounts receivable balance as of December 31, 2023 were collected as of April, 2024, which aged within one year. In other words, as of April 2024, we have collected all the outstanding accounts receivable over 365 days.

On March 15, 2024, we entered into Line of Credit Agreements with two existing shareholders of Helport, Hades Capital Limited and Stony Holdings Limited (collectively “Helport Shareholders”), which provides us with unsecured lines of credit in the principal maximum amount of $4,000,000 and $2,000,000, respectively. The principal indebtedness under the Line of Credit Agreements will mature on the third anniversary of the date the Line of Credit Agreements were entered into, at an interest rate of 0% per annum. To date, an aggregate of $84,650 were drawn from such lines of credit. On April 26, 2024, PubCo, Tristar and we also entered into amended Lock-up Agreements with Helport Shareholders, which stipulates that if each Helport Shareholder provides a credit facility pursuant to respective Line of Credit Agreement, any Lock-up Securities held by Helport Shareholders shall be subject to early release hereunder on the date that is 12 months following the closing date of the Business Combination.

Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending in research and development our efforts to strengthen our services abilities, the expansion of sales and marketing activities, and the expansion and penetration of our business into different geographies and markets. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the six months ended December 31,	For the years ended June 30,
	2023	2023	2022
	US$	US$	US$
Net cash provided by/(used in) operating activities	6,426,415	(454,121)	(83,780)
Net cash used in investing activities	(7,000,000)	-	-
Net cash provided by financing activities	482,301	590,502	81,923
Effects of exchange rate changes on cash	(130)	(2,380)	-
Net change in cash	(91,414)	134,001	(1,857)
Cash at the beginning of the period/year	142,401	8,400	10,257
Cash at the end of the period/year	50,987	142,401	8,400

Operating activities

For the six months ended December, 2023, our net cash provided by operating activities was US$6.43 million, which was primarily attributable to net income of US$6.24 million, as adjusted for (1) non-cash item including amortization of intangible assets of US$1.17 million; (2) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of US$1.65 million in accounts payable as a result of the increased outsourced operation costs to cope with the increased monthly subscribed seats, an increase of US$1.94 million in accrued expenses and other liabilities mainly due to the increased loan from a third party, an increase of US$1.28 million in income tax payable; partially offset by (3) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of US$5.81 million in accounts receivable in line with the revenue growth due to the increased monthly subscribed seats.

For the year ended June 30, 2023, our net cash used in operating activities was US$0.45 million, which was primarily attributable to net income of US$4.82 million, as adjusted for (1) non-cash item including amortization of intangible assets of US$2.33 million, (2) changes in working capital that negatively affected the cash flow from operating activities, primarily including an increase of US$12.08 million in accounts receivable mainly due to the increased aging balance which was later collected in September, 2023; partially offset by (3) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of US$2.55 million in accounts payable for software development and outsourced operation service fees due to the fast revenue growth in AI service; an increase of US$0.95 million in accrued expenses and other payables mainly due to the increase of other tax payable and professional service fees as a result of business development; an increase of US$0.97 million in income tax payable; and US$0.01 million in amounts due to related parties.

For the year ended June 30, 2022, our net cash used in operating activities was US$0.08 million, which was primarily attributable to net income of US$0.82 million, as adjusted for (1) non-cash item including amortization of intangible assets of US$0.58 million, (2) changes in working capital that negatively affected the cash flow from operating activities, primarily including an increase of US$2.46 million in accounts receivable due to the collaboration with a few major customers since the commencement of AI service; partially offset by (3) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of US$0.61 million in accounts payable for software development and outsourced operation service fees; an increase of US$0.19 million in accrued expenses and other payables mainly due to the increase of other tax payable and professional service fees as a result of business development; an increase of US$0.15 million in income tax payable; and US$0.02 million in amounts due to related parties.

Investing activities

For the six months ended December 31, 2023, our net cash used in investing activities was US$7.00 million, which was attributable to the settlement of purchase of intangible assets.

For the years ended June 30, 2023 and 2022, we did not have cash flow in investing activities.

Financing activities

For the six months ended December 31, our net cash provided by financing activities was US$0.48 million, which was primarily attributable to loan from a third party of US$0.95 million and payment of deferred offering costs of US$0.47 million.

For the year ended June 30, 2023, our net cash provided by activities was US$0.59 million, which was primarily attributable to loan from related parties of US$0.57 million and loan from a third party of US$0.07 million, offset by repayment of loan from related parties of US$0.05 million.

For the year ended June 30, 2022, our net cash provided by activities was US$0.08 million, which was primarily attributable to loan from related parties of US$0.20 million, offset by repayment of loan from related parties of US$0.11 million.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

We did not incur any capital expenditures for the years ended June 30, 2023 and 2022, since we have been given a credit period for the purchase of intangible assets. We settled the payment of US$7.00 million to Youfei Shuke for the acquisition of intangible assets in September, 2023. We expect our capital expenditures will increase in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of securities we have issued and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Contractual obligation

The following table sets forth our contractual obligations as of December 31, 2023:

		Payment due to schedule
	Less than 1 year		Total
Short-term office rental fees	US$	13,794	US$	13,794

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined financial statements or our unaudited condensed combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us, or engages in leasing, hedging or product development services with us.

Holding Company Structure

PubCo is the holding company of Helport and its subsidiaries. PubCo has no material operations of its own and conducts a substantial majority of its operations through its indirect operating subsidiary in Singapore. As a result, PubCo’s ability to pay dividends depends largely upon dividends paid by its Singapore subsidiary. If our existing Singapore subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, PubCo is as an emerging growth company (“EGC”). As such, PubCo is eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

PubCo will remain an EGC until the earliest of (1) the last day of its fiscal year during which it has total annual gross revenues of at least US$1.235 billion; (2) the last day of its fiscal year following the fifth anniversary of the closing of the Business Combination; (3) the date on which PubCo has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which PubCo is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if PubCo has been a public company for at least 12 months and the market value of its ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter.

Foreign Private Issuer Status

PubCo qualifies as a “foreign private issuer” as defined under SEC rules. Even after PubCo no longer qualifies as an emerging growth company, as long as PubCo continues to qualify as a foreign private issuer under SEC rules, PubCo is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

●	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Notwithstanding these exemptions, PubCo will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

PubCo may take advantage of these exemptions until such time as PubCo is no longer a foreign private issuer. PubCo would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of its executive officers or directors are U.S. citizens or residents, (2) more than 50% of its assets are located in the United States or (3) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if PubCo no longer qualifies as an emerging growth company, but remains a foreign private issuer, PubCo will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because PubCo qualifies as a foreign private issuer under SEC rules, PubCo is permitted to follow the corporate governance practices of BVI (the jurisdiction in which PubCo is organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to PubCo. For example, under BVI securities laws, PubCo is not required to have a board of directors comprised of a majority of directors meeting the independence standards described in Nasdaq listing standards. In addition, under BVI securities laws, PubCo is not required to have a compensation committee or a nominations committee that is comprised solely of independent directors.

If at any time PubCo ceases to be a foreign private issuer, PubCo will take all action necessary to comply with the SEC and Nasdaq listing rules.

Internal Control of Financial Reporting

Prior to the consummation of the Business Combination, we were not required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we were, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. In connection with the audit of our combined financial statements as of June 30, 2023 and 2022, and for the years then ended and the review of our unaudited condensed financial statements as of December 31, 2023 and 2022, and for the six months then ended, our management and our independent registered public accounting firm identified deficiencies that represented material weaknesses in our internal control over financial reporting. The material weaknesses identified relate to:

(1)	Insufficient accounting and financial reporting personnel with appropriate knowledge, skills, and experience in the application of U.S. GAAP and SEC regulations, as well as insufficient formal accounting policies and procedures manual, to ensure complete and accurate financial reporting in accordance with U.S. GAAP and SEC reporting requirements.

(2)	Insufficient internal audit function to establish formal risk assessment process and internal control framework.

To remedy our identified material weaknesses subsequent to June 30, 2023, we have started adopting measures to improve our internal control over financial reporting, including, among others:

(1)	We are in the process of recruiting staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We have also supplemented and enhanced internal training and development programs for accounting and financial reporting personnel. Additionally, when entering into complex transactions, we will utilize third-party professional consultant for accounting services as additional resources.

(2)	We have implemented, and plans to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information—D. Risk Factors— If Helport or PubCo fails to implement and maintain an effective system of internal controls or remediate the material weaknesses in its internal control over financial reporting that have been identified, PubCo may be unable to accurately report its results of operations, meet its reporting obligations, or prevent fraud, and investor confidence and the market price of PubCo Ordinary Shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenue for its last fiscal year, PubCo qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Policies, Judgments and Estimates

We prepare our combined financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our combined financial statements, unaudited condensed combined financial statements are described below, which should be read in conjunction with our combined financial statements, unaudited condensed combined financial statements, and accompanying notes and other disclosures included in this Report. When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include (1) revenue recognition, (2) credit losses and (3) income taxes. See Note 2—Summary of Significant Accounting Policies to our combined financial statements and unaudited condensed combined financial statements for the disclosure of these accounting policies.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates mainly include (1) credit losses and (2) estimated useful lives of intangible assets and impairment of long-lived assets.

Credit losses

Our accounts receivable, amounts due from related parties and other receivables which included prepaid expenses and other current assets line item in the balance sheet are within the scope of ASC Topic 326. We use an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, we make the assessment based on various factors, including aging of receivable balances, historical experience, credit-worthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect our ability to collect form the debtors. We also apply current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses are indicated in general and administrative expenses in the consolidated statements of operations and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Estimated useful lives of intangible assets and impairment of long-lived assets

Intangible assets with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Estimated useful lives by intangible asset classes are as follows:

Category	Estimated useful lives
Software	3 years

We estimated the useful lives of software to be 3 years in consideration of comparative industry data and technology iteration factor.

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.

We for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized for the amount by which the carrying value of the asset exceeds its fair value. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Taxations

British Virgin Islands (“BVI”)

Helport Limited is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Helport Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Singapore

The Company’s subsidiary incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first $7,395 (SGD10,000) taxable income and 50% of the next $140,501 (SGD190,000) taxable income are exempted from income tax.

Quantitative and Qualitative Disclosure about Market Risks

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the six months ended December 31, 2023, and the years ended June 30, 2023 and 2022.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Credit risk

Credit risk is controlled by the application of credit approvals, limits, and monitoring procedures. We manage credit risk through in-house research and analysis of the Singapore economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography, and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign exchange risk

Our functional currency and reporting currency is both USD. We are exposed to foreign exchange risk in respect of our operating activities when purchase of services in Singapore or other areas is using transaction currency other than USD.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this Report. The business address our directors and executive officers is 9 Temasek Boulevard #07-00, Suntec Tower Two, Singapore 038989.

Name	Age	Position
Executive Officers
Guanghai Li	56	Chief Executive Officer, Executive Director and Chairman
Tao Ke	52	Chief Financial Officer
Non-Executive Directors
Xiaoma (Sherman) Lu	58	Independent Non-Executive Director
Jun Ge	52	Independent Non-Executive Director
Xinyue (Jasmine) Geffner	52	Independent Non-Executive Director
Kia Hong Lim	67	Independent Non-Executive Director

Executive Officers

Mr. Guanghai Li. Mr. Li has served as the Chief Executive Officer and chairman of the board of PubCo since August 2024. Mr. Li has served as the Chief Executive Officer of Helport since September 2023. Mr. Li has also served as the Chief Strategy Officer of ENN Natural Gas Ltd. from September 2021 to August 2023, where he was responsible for the developing and overseeing of the company’s strategic direction and ensuring its alignment with the company’s long-term goals. From September 2020 to August 2021, Mr. Li served as the Chief Strategy Officer of ENN Group, the principal business of which was the development of hardware, software and applications. From July 2012 to August 2020, Mr. Li served as the Managing Director of Accenture plc, where he was responsible for driving client engagements and building sustainable client relationships, as well as leading project teams to deliver high-quality consulting services. Mr. Li received his dual-major bachelor’s degree in Economics and Thermal Engineering in 1991 and his master’s degree in Thermal Engineering in 1994, both from Tsinghua University. In 2000, Mr. Li received his master’s degree in Technology and Policy from the Massachusetts Institute of Technology.

Mr. Tao Ke. Mr. Ke has served as the Chief Financial Officer of PubCo since August 2024. Mr. Ke has served as the Chief Financial Officer of Helport since January 2024. Mr. Ke has also served as the Managing Director of Strategy of Accenture plc from May 2017 to March 2023, where he architected business strategy for various technology, software and internet platforms, including designing and co-leading a $1 billion cross-selling program at a cloud platform and architecting a 10-year, multi-billion-dollar-per-year research and development strategy and technology roadmap for a high-tech company. From June 2013 to May 2016, Mr. Ke  was the founder and Chief Executive Officer of iKidsTV.com, where he oversaw the launching of an educational application for children. From November 2012 to May 2013, Mr. Ke served as the Global Vice President and Head of Strategy of Greater China at the Walt Disney Company, where he led the company’s strategical development with regard to consumer licensing, TV, movie, and Disney English, and coordinated the opening of the Shanghai Disneyland Park. From June 2007 to October 2012, Mr. Ke served as Principal at Booz & Company, where he led the development of strategy for various businesses and financial institutes. From June 2002 to May 2007, Mr. Ke served in several roles at Bain & Company, including as Senior Manager, where he developed the China business strategy for global businesses. From January 1999 to December 2001, Mr. Ke served as Associate and Engagement Manager at McKinsey & Company, where he led strategy development for businesses in various sectors, including finance and energy. Mr. Ke received his bachelor’s degree in chemistry in 1993 from the University of Science and Technology and his Ph.D. degree in Computational and Biological Chemistry in 1998 from the Massachusetts Institute of Technology.

Non-Executive Directors

Mr. Xiaoma (Sherman) Lu. Mr. Lu has served as an independent director of PubCo since August 2024. Mr. Lu is a founding partner and has been a managing director of East Stone Capital Limited, a private equity firm focusing on emerging industries, since October 2017. From September 2023 to August 2024 when the Business Combination was consummated, Mr. Xiaoma (Sherman) Lu served as the Chief Executive Officer of Tristar Acquisition I Corp. From January 2017 to November 2017, Mr. Lu served as the executive vice president of Kangde Investment Group, a Chinese company engaging in new energy and financial services and capital investment. From May 2015 to December 2016, Mr. Lu served as the chief executive officer of Wanda Investment Company and vice president of Wanda Financial Group, the investment and financial arms of Wanda Group, a Chinese multinational conglomerate in the real estate, hospitality, retailing, entertainment and heath care industries, responsible for business expansion, capital investment, and cross board merger and acquisition in commercial real estate and entertainment business. From November 2012 to May 2015, Mr. Lu served as the executive vice president of Shenzhen Stock Exchange, one of the two primary stock exchanges in China, overseeing public company governance, product development and international businesses. Mr. Lu was a full-time non-executive board director at China Construction Bank from August 2010 to November 2012. Mr. Lu has also served in various positions and in different functions at State Street Corporation (NYSE: STT) from May 2005 to August 2010, a financial services and bank holding company headquartered in Boston with operations worldwide. Currently, Mr. Lu serves as independent director on the boards of Forgame Holdings Limited (0484.HK), a China-based gaming, trading and development company, Sailing Henan Investment, a private investment company, and Bank of China International (China) Co, Limited (601696.SH), an affiliate of Bank of China, which offers investment banking and securities brokerage services in China. From June 2017 to August 2022, Mr. Lu served as an independent director on the board of Yango Group Co., Ltd. (000671.SZ), a China-based company principally engaged in real estate development. Mr. Lu received his bachelor’s and master’s degree in thermal engineering from Tsinghua University in Beijing, China and an MBA degree from Boston College.

Mr. Jun Ge. Mr. Ge has served as an independent director of PubCo since August 2024. Since December 2022, Mr. Ge has served as the Advisor to Chairman of Sun YeFang Economic Science Foundation and a director of Shanghai GUOYAN Wealth Management Research Institute. Since August 2022, he has served as a director of Business Operation Technologies PTE. LTD. From August 2018 to December 2022, he served as an executive director of China Institute for Innovation & Development Strategy. He acted as the President of Pudong Innovation Institute and joined Shanghai Advanced Institute of Finance, Shanghai Jiao Tong University as Associate Dean in 2017. Prior to that, Mr. Ge worked at China Europe International Business School as the Administrative Manager, Deputy Director of Corporate and Public Affairs Department, Director of the President Office, the Secretary General of Foundation, and the Assistant President. Mr. Ge has also been an independent non-executive director and member of the audit committee of China Mengniu Dairy Co. Ltd. (2319.HK) since December 2021, as an independent director of Shenzhen Aisidi Co., Ltd. (Shenzhen Stock Exchange:002416) since October 2022, and as an independent director and member of the audit committee of Huize Holding Limited since February 2020. Mr. Ge was an independent director of Focus Media Information Technology Co., Ltd. (Shenzhen Stock Exchange:002027)from February 2019 to November 2021. Mr. Ge was also an independent director of Meinian Onehealth Healthcare Holdings Co., Ltd. (Shenzhen Stock Exchange: 002044) from October 2018 to October 2021. Mr. Ge received his bachelor’s in science degree in physical chemistry from Xiamen University in July 1993.

Ms. Xinyue (Jasmine) Geffner. Ms. Geffner has served as an independent director of PubCo since August 2024. Ms. Geffner is Chief Financial Officer of Dorsett Hospitality International Services Limited (part of HKSE: 0035.HK) since February 2019. She has been a director and the audit committee chair of China Finance Online Co. Limited (Nasdaq: JRJC) since May 2021. Ms. Geffner has been an independent director and the audit committee chair of Tristar Acquisition I Corp (NYSE:TRIS) since August 2023 and an independent director of NWTN INC. and sits on the compensation committee as well as the strategy and environmental social and governance (ESG) committee since November 2022. She led the successful IPO of GreenTree Hospitality Group Limited (NYSE: GHG) in March 2018 and served as Chief Financial Officer from October 2017 to December 2018 at GreenTree. She served as a vice president in charge of corporate finance and development with Asia Pacific in LeEco from October 2016 to August 2017. She was an independent director of AG Semiconductor (Hong Kong) Ltd. from April 2013 to April 2017. From August 2014 to March 2016, she served as Chief Financial Officer of Carnival Group International Holdings Limited (HKSE: 0996.HK). From November 2008 to January 2011, she served as a director of corporate and institutional banking in ANZ Hong Kong. From March 2005 to February 2008, she worked for HSBC as a head of China business development and as a vice president of the consumer and retail group in New York. Ms. Geffner received a bachelor’s degree in international marketing and finance from the City University of New York in February 1994 and an MBA degree from the Stern School of Business at New York University in September 1997. She is a Certified Public Accountant (CPA) in Washington State, USA and qualified as a CFA.

Mr. Kia Hong Lim. Mr. Lim has served as an independent director of PubCo since August 2024. Mr. Lim is currently serving as the Chairman and Chief Executive Officer of SiS International Holdings Limited (0529.HK). Since 1983, as the co-founder of SiS International Holdings Limited, Mr. Lim has been devoting his effort in transforming the group from a small privately-owned family business in Singapore to a publicly listed distributor of I.T. products, with business operations in Hong Kong, Singapore and Thailand. He is responsible for the corporate planning, development and public relation of the group. Mr. Lim is also the chairman and non-executive director of SiS Mobile Holdings Limited (1362.HK). Since 2004, he has been a non-executive director of SiS Distribution (Thailand) Public Co., Ltd., (BKK: SIS). Mr. Lim is also a director of Information Technology Consultants Limited, (DSE: ITC, CSE: ITC). Mr. Lim graduated from University of Washington, US with a bachelor’s degree in business administration.

B. Compensation

None of PubCo’s directors or executive officers has received any compensation for services rendered to date. Further, no cash compensation has accrued to PubCo’s director and executive officers who were employed by PubCo or its subsidiaries to date.

PubCo intends to develop an executive compensation program that is consistent with existing compensation policies and philosophies of Nasdaq-listed peer companies, which are designed to align the interest of executive officers with those of its stakeholders, while enabling PubCo to attract, motivate and retain individuals who contribute to the long-term success of PubCo. The initial determinations with respect to director and executive compensation after the Business Combination have not been determined by the compensation committee of the PubCo Board.

2024 Equity Incentive Plan

Under PubCo’s 2024 Equity Incentive Plan, which we refer to herein as the “Incentive Plan,” a number of PubCo Ordinary Shares equal to 15% of the aggregate number of PubCo Ordinary Shares issued and outstanding immediately after the Closing, or 5,569,945 PubCo Ordinary Shares, have been authorized for issuance pursuant to awards under the Incentive Plan.

The Incentive Plan provides for an automatic evergreen increase feature, whereby the number of Shares available for issuance under this Plan will be increased automatically on the first day of each fiscal year beginning with the 2024 Fiscal Year and continuing until (and including) the 2033 fiscal year, in an amount equal to the lesser of (i) one point five (1.5%) of the aggregate number of Ordinary Shares issued and outstanding on the last day of the immediately preceding Fiscal Year and (ii) a number of Ordinary Shares determined by the Incentive Plan administrator.

Types of Awards. The Incentive Plan permits the awards of share options, share appreciation rights, dividend equivalent rights, restricted shares, restricted share units, and other rights or benefits under the Incentive Plan.

Authorized Shares. The Incentive Plan provides for the issuance of up to fifteen percent (15%) of the aggregate number of Ordinary Shares issued and outstanding immediately after the Closing, or 5,569,945 PubCo Ordinary Shares, subject to adjustment upon changes in capitalization of PubCo and the automatic evergreen annual increase described above. Any Ordinary Shares covered by an award (or portion of an award) which are forfeited, canceled, or expire (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Ordinary Shares which may be issued under the Incentive Plan. Ordinary Shares that actually have been issued under the Incentive Plan pursuant to an award shall not be returned to the Incentive Plan and shall not become available for future issuance under the Incentive Plan, except that if unvested Ordinary Shares are forfeited or repurchased by PubCo, such Ordinary Shares shall become available for future grant under the Incentive Plan. To the extent not prohibited by the applicable law and the listing requirements of the applicable stock exchange or national market system on which the Ordinary Shares are traded, any Ordinary Shares covered by an award which are surrendered (i) in payment of the award exercise or purchase price or (ii) in satisfaction of tax withholding obligations incident to the exercise of an award shall be deemed not to have been issued for purposes of determining the maximum number of Ordinary Shares which may be issued pursuant to all awards under the Incentive Plan, unless otherwise determined by the administrator. During the term of the Incentive Plan, PubCo will at all times reserve and keep available a sufficient number of Ordinary Shares available for issue to satisfy the requirements of the Incentive Plan.

Plan Administration. The Incentive Plan shall be administrated by the PubCo Board or any committee authorized by the PubCo Board and formed in accordance with applicable stock exchange rules, unless otherwise determined by the PubCo Board.

Eligibility. PubCo may grant awards to its employees, directors, and consultants. An employee, director, or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award. Each award under the Incentive Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by PubCo and the grantee, including any amendments thereto.

Conditions of Award. The administrator of the Incentive Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Transferability of Award. Subject to the applicable laws, awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, only to the extent and in the manner approved by the Administrator. Notwithstanding the foregoing, the grantee may designate one or more beneficiaries o in the event of the grantee’s death.

Exercise of Award. Any award granted under the Incentive Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the Incentive Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to PubCo in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination of the Incentive Plan. The PubCo Board may amend, suspend, or terminate the Incentive Plan; provided, however, that no such amendment, suspension, or termination shall be made without the approval of the PubCo’s shareholders to the extent such approval is required by applicable laws or if such amendment would change any of the provisions of the section of the Incentive Plan on the amendment, suspension or termination of the Incentive Plan.

Employment Agreements with Executive Officers

PubCo has entered into written employment agreements with each of its executive officers. Pursuant to employment agreements, we agreed to employ each of our executive officers for an initial term of one (1) year. Upon expiration of the one (1)-year term, the employment shall be automatically extended for successive 1-year terms unless either party gives the other party hereto a one (1)-month prior written notice to terminate the employment prior to the expiration of the then current term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one month’s prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

C. Board Practices

Risk Oversight

The PubCo Board is responsible for overseeing PubCo’s risk management process. The PubCo Board focuses on PubCo’s general risk management strategy, the most significant risks facing PubCo, and oversight of the implementation of risk mitigation strategies by the management of PubCo. PubCo’s audit committee is also responsible for discussing PubCo’s policies with respect to risk assessment and risk management.

The PubCo Board appreciates the evolving nature of its business and industry and is actively involved with monitoring new threats and risks as they emerge.

Committees of the Board of Directors

PubCo has established a separately standing audit committee, nomination committee and compensation committee. The PubCo Board has adopted a charter for each of these committees. PubCo intends to comply with future Nasdaq requirements to the extent they will be applicable to PubCo.

Audit Committee

PubCo’s audit committee is composed of Mr. Jun Ge, Ms. Xinyue (Jasmine) Geffner, and Xiaoma (sherman) Lu with Mr. Jun Ge serving as chairperson. PubCo’s Board has determined that all such directors meet the independence requirements under the rules of the Nasdaq and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly listed companies. In arriving at this determination, the PubCo Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Nomination Committee

PubCo’s nomination committee is composed of Kia Hong Lim, Xiaoma (Sherman) Lu, and Guanghai Li, with Kia Hong Lim serving as chairperson. The nomination committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.

Compensation Committee

PubCo’s compensation committee is composed of Xiaoma (Sherman) Lu, Xinyue (Jasmine) Geffner, and Jun Ge, with Xiaoma (Sherman) Lu serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to the PubCo Board regarding its compensation policies for its officers and all forms of compensation. The compensation committee also administers PubCo’s equity-based and incentive compensation plans and make recommendations to the PubCo Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

Code of Ethics

PubCo adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes PubCo’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at Helport AI Limited, 9 Temasek Boulevard #07-00, Suntec Tower Two, Singapore 038989, attention Mr. Guanghai Li, Chief Executive Officer, for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of PubCo. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

D. Employees

As of June 30, 2024, Helport had 23 employees, consisting of five founders, one full-time employee, three consultants, and 14 outsourced technology staff.

E. Share Ownership

Ownership of PubCo’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this Report by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 37,132,968 Ordinary Shares issued and outstanding as of the date of this report.

Name and Address of Beneficial Owner*	Number of Ordinary Shares	% of Ordinary Shares
Directors and Executive Officers Post-Business Combination:
Guanghai Li	-	-
Tao Ke	-	-
Xiaoma (Sherman) Lu	-	-
Jun Ge	-	-
Xinyue (Jasmine) Geffner	-	-
Kia Hong Lim(6)	174,199	0.47%
	-
All directors and executive officers as a group	174,199	0.47%

Five Percent Holders:
Helport Holdings Limited(1)	19,410,760	52.27%
Hades Capital Limited(2)	2,974,389	8.01%
Asymptotica Limited(3)	2,523,387	6.80%
Extra Technology Limited(4)	2,135,188	5.75%
Chunyi (Charlie) Hao(5)	2,907,500	7.83%

*	Unless otherwise noted, the business address of each of the following entities or individuals is 9 Temasek Boulevard #07-00, Suntec Tower Two, Singapore 038989.

(1)	Represents 19,410,760 PubCo Ordinary Shares held by Helport Holdings Limited, a British Virgin Islands company wholly owned by Helport Z Limited, a British Virgin Islands company and controlled by the Silver Ocean Trust, of which Fan Yu is the settlor with the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Helport Holdings Limited in PubCo.
(2)	Represents 2,974,389 PubCo Ordinary Shares held by Hades Capital Limited, a British Virgin Islands company wholly owned by Ying Chen, who has voting and dispositive control over the securities owned by Hades Capital Limited.
(3)	Represents 2,523,387 PubCo Ordinary Shares held by Asymptotica Limited, a British Virgin Islands company wholly owned by Shuangchi He, who has voting and dispositive control over the securities owned by Asymptotica Limited.
(4)	Represents 2,135,188 PubCo Ordinary Shares held by Extra Technology Limited, a British Virgin Islands company wholly owned by Cong Shi, who has voting and dispositive control over the securities owned by Extra Technology Limited.
(5)	Represents 2,907,500 PubCo Ordinary Shares beneficially owned by Chunyi (Charlie) Hao. The shares beneficially owned include: (i) 715,125 PubCo Ordinary Shares held by Navy Sail International Limited, a British Virgin Islands company wholly owned by Mr. Hao, who has voting and dispositive control over the securities owned by Navy Sail International Limited; and (ii) 2,192,375 PubCo Ordinary Shares held directly by Mr. Hao. The business addresses of Navy Sail International Limited and Chunyi (Charlie) Hao is 2 Burlington Woods Drive, Suite 100, Burlington, MA 01803.
(6)	Represents 52,162 PubCo Ordinary Shares directly owned by Kia Hong Lim, 81,349 PubCo Ordinary Shares held by SiS SPAC Investment Fund Pte Ltd, and 40,688 PubCo Ordinary Shares held by SiS Cloud Global Tech Fund 8. Mr. Lim exercises control over SiS SPAC Investment Fund Pte Ltd and SiS Cloud Global Tech Fund 8 and has voting and dispositive control over the securities owned by them. Mr. Lim, SiS Cloud Global Tech Fund 8 and SiS SPAC Investment Fund Pte Ltd are Convertible Promissory Notes Holders who received convertible notes from Helport, which were automatically convertible into PubCo Ordinary Shares on the date of and immediately prior to the closing.

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements with Executive Officers.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2024 Equity Incentive Plan.”

Helport Related Party Transactions

The table below sets forth the major related parties and their relationships with Helport as of December 31, 2023, June 30, 2023 and 2022:

No.	Related Parties	Relationship
1	Ufintek Group Pte. Ltd.	Wang Yizhou, Financial Director of Helport Singapore, serves as the Executive Director of Ufintek Group Pte. Ltd.
2	Ms. Fan Yu	Chairman of the Board of Directors of the Company
3	Ms. Yizhou Wang	Financial Director of Helport Singapore

(a)	Helport entered into the following transactions with related parties:

	For the six months end December 31,	For the years ended June 30,
	2023	2023	2022
Nature
Loan from related parties
Ufintek Group Pte. Ltd.	$-	$561,703	$18,229
Yu Fan	$-	$7,356	$178,159

Advance payment from related parties
Wang Yizhou	$-	$1,524	$-

Reimbursement for advance payment from a related party
Wang Yizhou	$1,524	$-	$-

Service fees paid to related parties
Wang Yizhou	$-	$751	$-

Loans repayment to related parties
Yu Fan	$-	$45,102	$114,465
Ufintek Group Pte. Ltd.	$3,638	$-	$-

(b)	Helport had the following balances with related parties:

	As of December 31,	As of June 30,
	2023	2023	2022
Amount due to related parties:
Ufintek Group Pte. Ltd.	$591,724	$584,558	$17,811
Yu Fan	6,715	6,715	43,403
Wang Yizhou	-	1,524	-
Total	$598,439	$592,797	$61,214

The balance represents the advance funds received from related parties for daily operational purposes.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Report.

Legal proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of business. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

Dividend Policy

The holders of Ordinary Shares are entitled to such dividends as may be declared by our board of directors, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of PubCo’s assets will exceed its liabilities and PuCo will be able to pay its debts as they fall due.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares and warrants are listed on the Nasdaq Capital Market under the symbols “HPAI” and “HPAIW,” respectively. Holders of our Ordinary Shares and warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares and warrants are listed on the Nasdaq Capital Market under the symbols “HPAI” and “HPAIW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue a maximum of 500,000,000 shares of a single class each with a par value of US$0.0001. As of August 8, 2024, subsequent to the closing of the Business Combination, there were 37,132,968 Ordinary Shares of outstanding. There were also 18,844,987 warrants outstanding, each to purchase one Ordinary Share at a price of $11.50 per share.

Certain of our shareholders are subject to lock-up as described in the section entitled “Item 4. Information on the Company — A. History and Development of the Company — Business Combination with Tristar—Related Agreements—Lock-Up Agreements.”

B. Memorandum and Articles of Association

PubCo is a British Virgin Islands business company. British Virgin Islands law and PubCo’s Amended and Restated Memorandum and Articles of Association govern the rights of its shareholders.

The following includes a summary of the material provisions of the Amended and Restated Memorandum and Articles of Association in so far as they relate to the material terms of Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Amended and Restated Memorandum and Articles of Association, which has been filed as Exhibit 1.1 to this Report.

Authorized Shares

PubCo is authorized to issue a maximum of 500,000,000 shares of a single class each with a par value of US$0.0001. All of PubCo’s Ordinary Shares issued and outstanding at the consummation of the Business Combination are fully paid and non-assessable.

Ordinary Shares

General

Holders of PubCo Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by shareholders. PubCo will maintain a register of its shareholders and a shareholder will only be entitled to a share certificate if the board of directors of PubCo resolves that share certificates be issued.

Shares are issued in registered form. There are no limitations imposed by our Amended Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Under the BVI Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the Company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the Company to pay all costs of the application and any damages the applicant may have sustained.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors, subject to the BVI Act and our Amended Memorandum and Articles.

Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the Amended Memorandum and Articles. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each share that such shareholder holds.

Transfer of Ordinary Shares

Subject to the restrictions contained in our articles of association, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer. For so long as the Ordinary Shares are listed on a recognized stock exchange, the Ordinary Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to the Ordinary Shares registered on the stock exchange.

Liquidation

As permitted by the BVI Act and our Amended Memorandum and Articles, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if our assets exceed our liabilities and we are able to pay our debts as they fall due. We may also be wound up in circumstances where we are insolvent in accordance with the terms of the BVI Insolvency Act, 2003 (as amended).

If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Amended Memorandum and Articles and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Variations of Rights of Shares

If at any time, the Company is authorized to issue more than one class of shares, all or any of the rights attached to any class of shares may be amended only with the consent in writing of or by a resolution passed at a meeting of shareholders of not less than 50 percent of the shares of the class to be affected.

General Meetings of Shareholders

Under our Amended Memorandum and Articles of Association, a copy of the notice of any meeting of shareholders shall be given not less than 15 clear calendar days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the shares entitled to vote on the matters to be considered at the meeting have waived notice of the meeting, and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50 percent of the shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved or stand further adjourned at the discretion of the chairman of our board of directors or, if different, the chairman of the meeting. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors or his or her nominee shall be the chair presiding at any meeting of the shareholders. If the chair of our board or his or her nominee is not present then the sharheolders present shall choose a shareholder to act to chair the meeting of the shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in present of by proxy shall preside as chairman, failing which the oldest individual member or member representative shall take the chair.

A corporation that is a shareholder shall be deemed for the purpose of our Amended Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Inspection of Books and Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the Company’s certificate of incorporation, its Memorandum and Articles of Association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the Company has elected to file such a register.

A member of the Company is also entitled, upon giving written notice to us, to inspect (i) our Amended Memorandum and Articles of Association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. See “Where You Can Find Additional Information.” Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Changes in Authorized Number of Shares

We may from time to time by resolution of our board of directors or, subject to our Memorandum and Articles of Association:

●	amend our Memorandum and Articles of Association to increase or decrease the maximum number of shares we are authorized to issue;

●	split our authorized and issued shares into a larger number of shares;

●	combine our authorized and issued shares into a smaller number of shares; and

●	create new classes of shares with preferences to be determined by resolution of the board of directors to amend the Memorandum and Articles of Association to create new classes of shares with such preferences at the time of authorization.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies (the “surviving company”) and a consolidation means the uniting of two or more constituent companies into a new company (the “consolidated company”). The procedure for a merger or consolidation between the Company and another company (which need not be a BVI company, and which may be the Company’s parent or subsidiary, but need not be) is set out in the BVI Act. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders voting at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge. While a director may vote on the plan of merger or consolidation, or any other matter, even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the Company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company. A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the Company and (ii) the transaction is in the ordinary course of the Company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the Company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the Company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands. The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.

As soon as a merger becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar of Corporate Affairs shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation. If the directors determine it to be in the best interests of the Company, it is also possible for a merger to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the BVI Act.

A shareholder may dissent from (a) a merger if the Company is a constituent company, unless the Company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the Company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the Company if not made in the usual or regular course of the business carried on by the Company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent, or fewer of the issued shares of the Company required by the holders of 90%, or more of the shares of the Company pursuant to the terms of the BVI Act; and (e) a plan of arrangement, if permitted by the British Virgin Islands Court (each, an Action). A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the Company must give notice of this fact to each shareholder within 20 days who gave written objection. Such objection shall include a statement that the members proposes to demand payment for his or her shares if the Action is taken. These shareholders then have 20 days to give to the Company their written election in the form specified by the BVI Act to dissent from the Action, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the Company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the Company determines to be the fair value of the shares. The Company and the shareholder then have 30 days to agree upon the price. If the Company and a shareholder fail to agree on the price within the 30 days, then the Company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the Company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the Company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the British Virgin Islands Court regulate the future conduct of the Company, or that any decision of the Company which contravenes the BVI Act or our Memorandum and Articles of Association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the Company in certain circumstances to redress any wrong done to it. Such actions are known as derivative actions. The BVI Court may only grant permission to bring a derivative action where the following circumstances apply:

●	the Company does not intend to bring, diligently continue or defend or discontinue proceedings; and

●	it is in the interests of the Company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:

●	whether the shareholder is acting in good faith;

●	whether a derivative action is in the Company’s best interests, taking into account the directors’ views on commercial matters;

●	whether the action is likely to proceed;

●	the costs of the proceedings in relation to the relief likely to be obtained; and

●	whether an alternative remedy is available.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act, 2003 (as amended) for the appointment of a liquidator to liquidate the Company and the court may appoint a liquidator for the Company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the Company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

Our Amended Memorandum and Articles provide that, subject to certain limitations, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the Amended Memorandum and Articles, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Amended Memorandum and Articles

Some provisions of our articles of association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable. Under the BVI Act there are no provisions, which specifically prevent the issuance of preferred shares or any such other ’poison pill’ measures. Therefore, the directors without the approval of the holders of Ordinary Shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under British Virgin Islands law, our directors in the exercise of their powers granted to them under our Amended Memorandum and Articles of Association and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of our Company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute including, among other things, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the Company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the Company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the Company acts in a manner which contravenes the BVI Act or our Amended Memorandum and Articles of Association.

Pursuant to the BVI Act and our Amended Memorandum and Articles of Association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

In certain limited circumstances, a shareholder has the right to seek various remedies against the Company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the Company, the British Virgin Islands Court may, on application of a shareholder or director of the Company, make an order directing the Company or director to comply with, or restraining the Company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Act a shareholder of a company who considers that the affairs of the Company have been, are being or likely to be, conducted in a manner that is, or any acts of the Company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the British Virgin Islands Court for an order which, inter alia, can require the Company or any other person to pay compensation to the shareholders.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the Company at a meeting may also be taken by a resolution of members consented to in writing.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our Amended Memorandum and Articles of Association allow our shareholders holding 30% or more of the votes of the outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under BVI law to hold shareholders’ annual general meetings, but our Amended Memorandum and Articles of Association do permit the directors to call meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. The BVI Act and our Amended Memorandum and Articles of Association do not provide for cumulative voting.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended Memorandum and Articles, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of the shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the shareholders entitled to vote. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute and our Amended Memorandum and Articles do not provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our Amended Memorandum and Articles, we may appoint a voluntary liquidator by a resolution of the shareholders or a resolution of our directors, provided that the directors have made a declaration of solvency that the Company is able to discharge its debts as they fall due and that the value of the Company’s assets exceed its liabilities.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our Amended Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

C. Material Contracts

The description of our Material Contracts is contained in the section entitled “Item 4. Information of the Company — B. Business Overview.”

D. Exchange Controls

Under the laws of the British Virgin Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Ordinary Shares.

E. Taxation

Material U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences of owning and disposing of PubCo Ordinary Shares and PubCo Warrants. This discussion applies only to PubCo Ordinary Shares and PubCo Warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:

●	brokers, dealers and other investors that do not own their Purchaser securities or PubCo Ordinary Shares or warrants as capital assets;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

●	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

●	U.S. expatriates or former long-term residents of the United States;

●	persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the Purchaser Ordinary Shares or PubCo Ordinary Shares;

●	partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities;

●	persons holding Purchaser securities or PubCo Ordinary Shares or warrants as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

●	persons required to accelerate the recognition of any item of gross income with respect to Purchaser securities or PubCo Ordinary Shares or PubCo Warrants as a result of such income being recognized on an applicable financial statement;

●	persons whose functional currency is not the U.S. dollar;

●	persons that received Purchaser securities or PubCo Ordinary Shares or PubCo Warrants as compensation for services; or

●	controlled foreign corporations or passive foreign investment companies.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of PubCo Ordinary Shares or PubCo Warrants. We have not and do not intend to seek any rulings from the IRS regarding the Business Combination. There is no assurance that the IRS will not take positions concerning the tax consequences of the Business Combination that are different from those discussed below, or that any such different positions would not be sustained by a court.

ALL HOLDERS OF PUBCO ORDINARY SHARES AND PUBCO WARRANTS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF PUBCO ORDINARY SHARES AND PUBCO WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

Ownership and Disposition of PubCo Ordinary Shares and PubCo Warrants by U.S. Holders

Distributions on PubCo Ordinary Shares

This section is subject to further discussion under “— Passive Foreign Investment Company Consequences” below.

Distributions paid by PubCo out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the PubCo Ordinary Shares and thereafter as capital gain. However, PubCo does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by PubCo with respect to its shares will be treated as ordinary dividend income. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. U.S. holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from PubCo.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if the PubCo Ordinary Shares are readily tradable on an established securities market in the United States. There can be no assurance that PubCo Ordinary Shares will be considered “readily tradable” on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of PubCo’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. PubCo will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See discussion below under “— Passive Foreign Investment Company Rules.” U.S. holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to PubCo Ordinary Shares.

Subject to certain exceptions, dividends on PubCo Ordinary Shares will generally constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by PubCo with respect to the PubCo Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Ordinary Shares and PubCo Warrants

This section is subject to further discussion under “— Passive Foreign Investment Company Rules,” below.

A U.S. holder generally would recognize gain or loss on any sale, exchange, redemption or other taxable disposition of PubCo Ordinary Shares or PubCo Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such PubCo Ordinary Shares or such PubCo Warrants, as applicable. Any gain or loss recognized by a U.S. holder on a taxable disposition of PubCo Ordinary Shares or PubCo Warrants generally will be capital gain or loss. A non-corporate U.S. holder, including an individual, who has held the PubCo Ordinary Shares or PubCo Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. holders should consult their tax advisors regarding the ability to claim a foreign tax credit.

Exercise or Lapse of a PubCo Warrant

A U.S. holder generally will not recognize gain or loss upon the acquisition of a PubCo Ordinary Share on the exercise of a PubCo Warrant for cash. A U.S. holder’s initial tax basis in its PubCo Ordinary Shares received upon exercise of the PubCo Warrant generally would be an amount equal to the sum of the U.S. holder’s tax basis in the Purchaser Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a PubCo Ordinary Share received upon exercise of the PubCo Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant and will not include the period during which the U.S. holder held the PubCo Warrant. If a PubCo Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the PubCo Warrant.

The tax consequences of a cashless exercise of a PubCo Warrant are not clear under current tax law. Subject to the PFIC rules discussed under “— Passive Foreign Investment Company Rules” below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. holder’s basis in the PubCo Ordinary Shares received would equal the holder’s basis in the PubCo Warrants exercised therefor. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the PubCo Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the PubCo Ordinary Shares would include the holding period of the PubCo Warrants exercised therefor.

It is also possible that a cashless exercise of a PubCo Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth under “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Ordinary Shares and PubCo Warrants.” In such event, a U.S. holder could be deemed to have surrendered warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the discussion below under “— Passive Foreign Investment Company Rules”, the U.S. holder would recognize capital gain or loss with respect to the PubCo Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the PubCo Ordinary Shares that would have been received in a regular exercise of the PubCo Warrants deemed surrendered, net of the aggregate exercise price of such PubCo Warrants and (ii) the U.S. holder’s tax basis in such PubCo Warrants. In this case, a U.S. holder’s aggregate tax basis in the PubCo Ordinary Shares received would equal the sum of (i) such U.S. holder’s tax basis in the PubCo Warrants deemed exercised and (ii) the aggregate exercise price of such PubCo Warrants. A U.S. holder’s holding period for the PubCo Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrants and will not include the period during which the U.S. holder held the PubCo Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, including when a U.S. holder’s holding period would commence with respect to the PubCo Ordinary Share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of PubCo Warrants.

Possible Effect of the Change in the PubCo Warrant Conversion Ratio

In some circumstances, the conversion ratio of the PubCo Warrants is subject to adjustment. For U.S. federal income tax purposes, U.S. holders of the PubCo Warrants will be treated as having received a constructive distribution, resulting in ordinary income to the extent of the PubCo’s current or accumulated earnings and profits if certain adjustments in the conversion ratio occur (particularly an adjustment to reflect a taxable dividend to holders of the PubCo Ordinary Shares) to increase the proportionate interest of a U.S. holder of a PubCo Warrant in the fully diluted PubCo Ordinary Shares, whether or not the U.S. holder ever exercises the PubCo Warrant. Generally, a U.S. holder’s tax basis in a PubCo Warrant will be increased by the amount of any such constructive distribution. The rules with respect to such adjustments are complex and U.S. holders should consult their own tax advisers regarding the applicability of such rules.

Passive Foreign Investment Company Rules

Generally.    The treatment of U.S. holders of the PubCo Ordinary Shares could be materially different from that described above if PubCo is treated as a PFIC for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules (the “PFIC income test”), or (ii) more than 50% of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such non-U.S. corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years (unless the U.S. holder makes a deemed sale election with respect to the PubCo Ordinary Shares once PubCo ceases to satisfy either of the qualification tests).

We believe that it is likely that PubCo will meet the PFIC income test for our current taxable year. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us will not be known until after the close of our current taxable year. Based on the projected composition of PubCo’s assets, including unbooked goodwill as valued based on the projected market value of PubCo’s equity, PubCo is not expected to be meet the PFIC asset test for its taxable year that includes the date of the Business Combination or in the foreseeable future. However, PubCo’s possible status as a PFIC must be determined annually after the close of each taxable year, and therefore may be subject to change. This determination will depend on the composition of PubCo’s income and assets, and the fair market value of its assets from time to time, including its unbooked goodwill, which may be determined by reference to PubCo’s share price (which could fluctuate significantly). In addition, PubCo’s possible status as a PFIC will also depend on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Because PubCo has valued its goodwill based on the projected market value of its equity, a decrease in the price of its shares may also result in PubCo becoming a PFIC. The composition of PubCo’s assets will also be affected by PubCo’s holding of significant cash balances. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that PubCo is a PFIC for the taxable year that includes the date of the Business Combination or in a future year.

If PubCo is or becomes a PFIC during any year in which a U.S. holder holds PubCo Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a non-U.S. corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime.    If you do not make a QEF election or a mark-to-market election, as described below, you will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of your PubCo Ordinary Shares, and (ii) any “excess distribution” you receive on your PubCo Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on PubCo Ordinary Shares during the preceding three years or your holding period, whichever is shorter). Generally, under this excess distribution regime:

(a)	the gain or excess distribution will be allocated ratably over the period during which you held your PubCo Ordinary Shares;

(b)	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which PubCo is a PFIC, will be taxed as ordinary income; and

(c)	the amount allocated to each of the other taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of your PubCo Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

QEF Regime. If PubCo is a PFIC, a U.S. holder of PubCo Ordinary Shares (but not PubCo Warrants) may avoid taxation under the excess distribution rules described above by making a QEF election. However, a U.S. holder may make a QEF election with respect to its PubCo Ordinary Shares only if PubCo provides U.S. holders on an annual basis with certain financial information specified under applicable U.S. Treasury Regulations. Because PubCo currently does not intend to provide U.S. holders with such information on an annual basis, U.S. holders generally would not be able to make a QEF election with respect to the PubCo Ordinary Shares.

Mark-to-Market Regime. Alternatively, a U.S. holder of PubCo Ordinary Shares (but not PubCo Warrants) may also avoid taxation under the excess distribution rules by making a mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. The PubCo Ordinary Shares, which are expected to be listed on the Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that they will be “regularly traded” for purposes of these rules. If a U.S. holder makes a valid mark-to-market election with respect to its PubCo Ordinary Shares, such U.S. holder will include as ordinary income each year, the excess, if any, of the fair market value of the PubCo Ordinary Shares at the end of the taxable year of the U.S. holders adjusted basis in the PubCo Ordinary Shares. Such U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of such holder’s adjusted basis in the PubCo Ordinary Shares over the fair market value of such PubCo Ordinary Shares at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in the PubCo Ordinary Shares will be adjusted to reflect any such income or loss amounts. Any gain that is recognized on the sale or other taxable disposition of PubCo Ordinary Shares would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. A mark-to-market election cannot be made for any lower-tier PFICs. U.S. holders should consult their tax advisers regarding the application of the PFIC rules to their indirect ownership of shares in any lower-tier PFICs.

PFIC Reporting Requirements. A U.S. holder who owns, or who is treated as owning, PFIC stock during any taxable year in which PubCo is classified as a PFIC may be required to file IRS Form 8621. U.S. holders of PubCo Ordinary Shares should consult their tax advisors regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of an applicable dollar threshold are required to report information to the IRS relating to PubCo Ordinary Shares, subject to certain exceptions (including an exception for PubCo Ordinary Shares held in an account maintained with a U.S. financial institution), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold PubCo Ordinary Shares. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of PubCo Ordinary Shares.

F. Dividends and Paying Agents

PubCo has no current plans to pay dividends. PubCo does not currently have a paying agent.

G. Statement by Experts

The financial statements of Helport Limited as of June 30, 2022 and 2023 and the years then ended included in this Report have been audited by Enrome LLP, an independent registered public accounting firm as stated in their report appearing elsewhere herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The address of Enrome LLP is 143 Cecil Street #19-03/04, GB Building, Singapore 069542.

The financial statements of Tristar Acquisition I Corp. as of and for the years ended December 31, 2022 and 2023 included in this Report have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The address of Marcum LLP is 730 3rd Ave 11th Floor, New York, NY 10017.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the Securities and Exchange Commission an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the Securities and Exchange Commission, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The Securities and Exchange Commission also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the Securities and Exchange Commission.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section entitled “Item 5. Operating and Financial Review and Prospects— Quantitative and Qualitative Disclosure about Market Risk.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Following the consummation of the Business Combination, we have assumed all outstanding Tristar Warrants and converted such them into corresponding warrants to purchase Ordinary Shares. Each Warrant entitles the holder thereof to purchase one (1) Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Ordinary Shares. There are 18,844,987 Warrants outstanding as of August 8, 2024. For details of the Warrants, please refer to Exhibit 2.2 to this Report.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Report.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Helport Limited for the years ended June 30, 2022 and 2023 and the six months ended December 31, 2023 and 2024 are filed as part of this Report beginning on page F-2.

The financial statements of Tristar Acquisition I Corp. as of December 31, 2023 and 2022 and for the years then ended, and for the three months ended March 31, 2024 and 2023 are filed as part of this Report beginning on page F-55.

Unaudited Condensed Combined Pro Forma Financial Statements of PubCo are included as Exhibit 15.1 hereto.

Item 19. EXHIBITs

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of PubCo
2.1*	Specimen of Warrant of PubCo
2.2	Form of Assignment, Assumption and Amendment to Warrant Agreement (incorporated by reference to Exhibit 10.11 of PubCo’s registration statement on Form F-4 (File No. 333-276940), filed with the SEC on June 28, 2024)
4.1	Business Combination Agreement, dated October 9, 2023 (incorporated by reference to Annex A of PubCo’s registration statement on Form F-4 (File No. 333-276940), filed with the SEC on June 28, 2024)
4.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.7 of PubCo’s registration statement on Form F-4 (File No. 333-276940), filed with the SEC on June 28, 2024)
4.3	Form of First Amendment to Registration Rights Agreement (incorporated by reference to Exhibit 10.12 of PubCo’s registration statement on Form F-4 (File No. 333-276940), filed with the SEC on June 28, 2024)
4.4	Registration Rights Agreement, dated as of October 13, 2021, by and between Tristar, the Prior Sponsor and certain securityholders named therein (incorporated by reference to Exhibit 10.3 of Tristar’s Form 8-K filed with the SEC on October 19, 2021).
4.5	Second Amendment to Insider Letter, dated as of November 12, 2023, by and among Tristar Acquisition I Corp., Tristar Holdings I, LLC, Helport AI Limited, Helport Limited, Navy Sail International Limited, and the individuals party thereto (incorporated by reference to Exhibit 10.3 of Tristar’s Form 8-K filed with the SEC on November 16, 2023).
4.6	Form of Non-Competition and Non-Solicitation Agreement, dated as of November 12, 2023, by and among Helport AI Limited, Tristar Acquisition I Corp., Helport Limited, Navy Sail International Limited and the Subject Parties party thereto (incorporated by reference to Exhibit 10.4 of Tristar’s Form 8-K filed with the SEC on November 16, 2023).
4.7	Form of First Amendment to Registration Rights Agreement by and among Helport Limited, Tristar Acquisition I Corp., Tristar Holdings I, LLC, Navy Sail International Limited and Helport AI Limited (incorporated by reference to Exhibit 10.6 of Tristar’s Form 8-K filed with the SEC on November 16, 2023).
4.8	Lock-Up Agreement, dated as of April 26, 2024, by and among Helport Limited, Helport AI Limited, Tristar Acquisition I Corp., Navy Sail International Limited and the Helport Shareholders party thereto (incorporated by reference to Exhibit 2.1 of Tristar’s Form 8-K filed with the SEC on May 2, 2024).
4.9	Lock-Up Agreement, dated as of April 26, 2024, by and among Helport Limited, Helport AI Limited, Tristar Acquisition I Corp., Navy Sail International Limited and the Helport Shareholders party thereto (incorporated by reference to Exhibit 2.2 of Tristar’s Form 8-K filed with the SEC on May 2, 2024).
4.10	May Amended Lock-Up Agreement, dated as of May 23, 2024, by and among Helport Limited, Helport AI Limited, Tristar Acquisition I Corp., Navy Sail International Limited and the Helport Shareholders party thereto (incorporated by reference to Exhibit 10.1 of Tristar’s Form 8-K filed with the SEC on May 24, 2024).
4.11	Form of PIPE Subscription Agreement, by and among Tristar Acquisition I Corp, Helport AI Limited and the undersigned PIPE Investor thereto (incorporated by reference to Exhibit 10.1 of Tristar’s Form 8-K filed with the SEC on May 22, 2024).
4.12	Purchase Agreement dated January 4, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.18 of PubCo’s Form F-4, as amended, initially filed with the SEC on February 8, 2024)
4.13	Purchase Agreement dated January 4, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.19 of PubCo’s Form F-4, as amended, initially filed with the SEC on February 8, 2024)
4.14	Service Agreement dated March 6, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.20 of PubCo’s Form F-4, as amended, initially filed with the SEC on February 8, 2024)
4.15	Supplementary Agreement dated June 15, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.21 of PubCo’s Form F-4, as amended, initially filed with the SEC on March 12, 2024)
4.16	Supplementary Agreement dated June 15, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.22 of PubCo’s Form F-4, as amended, initially filed with the SEC on March 12, 2024)
4.17*	PubCo’s 2024 Equity incentive Plan
4.18*	Form of Officer Employment Agreement of PubCo
4.19*	Form of Director and Officer Indemnification Agreement of PubCo
8.1*	List of Subsidiaries of PubCo
15.1*	Unaudited pro forma condensed combined financial statements of PubCo.
15.2*	Consent from Marcum LLP, as the independent registered accounting firm for Tristar
15.3*	Consent from Enrome LLP, as the independent registered accounting firm for Helport

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Helport AI Limited

Date: August 8, 2024	By:	/s/ Guanghai Li
	Name:	Guanghai Li
	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

HELPORT LIMITED

Page(s)
Report of Independent Registered Public Accounting Firm (PCAOB ID: 6907)	F-2

Combined Balance Sheets as of June 30, 2023 and 2022	F-3

Combined Statements of Operations and Comprehensive Income for the years ended June 30, 2023 and 2022	F-4

Combined Statements of Changes in Shareholder’s Equity for the years ended June 30, 2023 and 2022	F-5

Combined Statements of Cash Flows for the years ended June 30, 2023 and 2022	F-6

Notes to Combined Financial Statements	F-7

Page(s)
Condensed Combined Balance Sheets as of December 31, 2023 and June 30, 2023	F-18

Unaudited Condensed Combined Statements of Operations and Comprehensive Income for the years ended December 31, 2023 and 2022	F-19

Unaudited Condensed Combined Statements of Changes in Shareholder’s Equity for the years ended December 31, 2023 and 2022	F-20

Unaudited Condensed Combined Statements of Cash Flows for the years ended December 31, 2023 and 2022	F-21

Notes to Unaudited Condensed Combined Financial Statements	F-22

Tristar Acquisition I Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Helport Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Helport Limited (the “Company”) and its subsidiaries (the “Group”) as of June 30, 2023 and 2022, and the related combined statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2023, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023

Singapore,

February 7, 2024

HELPORT LIMITED

COMBINED BALANCE SHEETS

(Amounts in and U.S. dollars (“US$”), except share data)

	As of June 30,
	2023	2022
Cash	$142,401	$8,400
Accounts receivable, net	14,545,921	2,463,761
Total current assets	14,688,322	2,472,161

Intangible assets, net	4,083,333	6,416,667
Total non-current assets	4,083,333	6,416,667
Total assets	18,771,655	8,888,828

Accounts payable	10,158,729	7,610,813
Income tax payable	1,123,065	152,917
Amount due to related parties	592,797	61,214
Accrued expenses and other liabilities	1,212,985	194,508
Total current liabilities	13,087,576	8,019,452
Total liabilities	13,087,576	8,019,452

Commitments and contingencies

Ordinary shares (US$1 par value per share; 50,000 authorized as of June 30, 2023, and 2022; 156 issued and outstanding as of June 30, 2023 and 2022, respectively)	156	156
Additional paid-in capital	7,556	7,556
Subscription receivables	(156)	(156)
Accumulated earnings	5,676,523	861,820
Shareholders’ equity	5,684,079	869,376
Total liabilities and shareholders’ equity	$18,771,655	$8,888,828

The accompanying notes are an integral part of these combined financial statements.

HELPORT LIMITED

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in and U.S. dollars (“US$”), except share data)

	For the years ended June 30,
	2023	2022
Revenues	$12,728,313	$2,667,914
Cost of revenues	(4,882,792)	(1,246,701)
Gross profit	7,845,521	1,421,213

Selling expenses	(50,830)	(99,817)
General and administrative expenses	(1,625,887)	(340,625)
Research and development expenses	(375,410)	-
Total operating expenses	(2,052,127)	(440,442)

Income from operation	5,793,394	980,771

Financial expenses, net	(7,936)	(5,894)
Income before income tax expense	5,785,458	974,877
Income tax expense	(970,755)	(152,917)
Net income	$4,814,703	$821,960
Other comprehensive income, net of tax:
Net change in foreign currency translation adjustment	-	-
Total comprehensive income	$4,814,703	$821,960

Earnings per ordinary share
Basic	$30,863	$5,269
Diluted	$30,863	$5,269
Weighted average number of ordinary shares outstanding
Basic	156	156
Diluted	156	156

The accompanying notes are an integral part of these combined financial statements.

HELPORT LIMITED

COMBINED STATEMENTS OF CHANGES IN EQUITY

(Amounts in and U.S. dollars (“US$”), except share data)

			Additional			Total
	Ordinary Shares		paid-in	Subscription	Accumulated	shareholders’
	Share*	Amount	capital	receivables	earnings	equity
		USD	USD	USD	USD	USD
Balance as of June 30, 2021	156	156	7,556	(156)	39,860	47,416
Net income	-	-	-	-	821,960	821,960
Balance as of June 30, 2022	156	156	7,556	(156)	861,820	869,376
Net income	-	-	-	-	4,814,703	4,814,703
Balance as of June 30, 2023	156	156	7,556	(156)	5,676,523	5,684,079

The accompanying notes are an integral part of these combined financial statements.

HELPORT LIMITED

COMBINED STATEMENTS OF CASH FLOWS

(Amounts in and U.S. dollars (“US$”), except share data)

	For the years ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,814,703	$821,960
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	2,333,334	583,333
Changes in operating assets and liabilities:
Accounts receivable	(12,079,780)	(2,463,761)
Accounts payable	2,547,916	610,813
Amount due to related parties	7,626	16,450
Accrued expenses and other liabilities	951,932	194,508
Income tax payable	970,148	152,917
Net cash used in operating activities	(454,121)	(83,780)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan from a third party	66,545	-
Loan from related parties	569,059	196,388
Repayment of loan from related parties	(45,102)	(114,465)
Net cash provided by financing activities	590,502	81,923

Effect of exchange rate changes	(2,380)	-

Net change in cash	134,001	(1,857)

Cash at the beginning of the year	8,400	10,257
Cash at the end of the year	$142,401	$8,400

Supplemental disclosures of non-cash activities:
Addition of intangible assets in exchange for accounts payable	-	7,000,000

The accompanying notes are an integral part of these combined financial statements.

HELPORT LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

1. Organization and principal activities

Description of Business and Corporate History

Helport Limited (the “Company” or “Helport”) was incorporated under the law of the British Virgin Island (“BVI”) as an exempted company with limited liability on June 5, 2023. The Company, through its Singapore-based wholly-owned subsidiary, Helport Pte. Ltd. (collectively, the “Group”), is principally engaged in the development of software and applications and mainly providing software-as-a-service (“SaaS”) platform and artificial intelligent (“AI”) tools to customers in the contact center industry currently.

History of the Group

The Group’s history began in September 2020 with the establishment of Helport Pte. Ltd. (“Helport Singapore”), a limited liability company established in the Singapore by Ms. Fan Yu (known as the “Founding Shareholder”).

2023 Reorganization

In 2023, the Founding Shareholder undertook an equity restructuring in order to re-domicile its business from Singapore to the British Virgin Islands (the “2023 Reorganization”), which was executed in the following steps:

1)	In June 2023, the Company was incorporated in the British Virgin Islands to be the holding company of the Group. On November 14, 2023, the Company established Helport Group Limited (“Helport BVI”) also in the British Virgin Islands, a wholly owned subsidiary to be the intermediate holding company.

2)	Effective on December 22, 2023, the Company through Helport BVI acquired 100% of the equity interest of Helport Singapore from the Founding Shareholder, thus Helport Singapore became a wholly owned subsidiary of the Company.

The main purpose of the 2023 Reorganization was to establish a BVI holding company for the existing business in preparation for an overseas initial public offering. Immediately before and after the 2023 Reorganization as described above, Helport together with its subsidiaries were effectively under common control; therefore, the 2023 Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a combined and consolidated basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries, has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying audited combined financial statements.

Details of the Company’s subsidiary is as follows:

	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities
Name:
Helport Group Limited (“Helport BVI”)	November 14, 2023	British Virgin Islands	100%	Holding company
Helport Pte. Ltd. (“Helport Singapore”)	September 27, 2020	Singapore	100%	Development of software and applications
Helport AI Inc. (“Helport IA”)	September 15, 2023	United States	100%	Development of software and applications

HELPORT LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2. Summary of significant accounting policies

(a) Basis of presentation

The combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying combined financial statements are summarized below.

(b) Principle of consolidation

The combined financial statements presented herein represent prior to the 2023 Reorganization, the financial statements of Helport Limited and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the combined financial statements and accompanying notes. Significant accounting estimates include, but not limited to allowance for doubtful accounts and useful lives and impairment of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the combined financial statements.

(d) Foreign currency translation

The reporting currency of the Group is the U.S. dollar (“USD” or “$”). The functional currency of the Company and its subsidiary located in Singapore is the U.S. dollar.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

(e) Cash

Cash consists of cash in bank only. As of June 30, 2023 and 2022, cash balances were US$142,401 and US$8,400, respectively.

(f) Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful receivable. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers factors in assessing the collectability of its receivables, such as historical bad debts, changes in customers’ payment patterns, credit-worthiness and financial conditions of the customers, current economic trends and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. No allowance for doubtful account was recorded for the years ended June 30, 2023 and 2022.

(g) Intangible assets, net

Intangible assets with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Estimated useful lives by intangible asset classes are as follows:

Category	Estimated useful lives
Software	3 years

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.

HELPORT LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2. Summary of significant accounting policies (continued)

(h) Impairment of long-lived assets

The Group reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized for the amount by which the carrying value of the asset exceeds its fair value. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group did not record any impairment charge for the years ended June 30, 2023 and 2022.

(i) Fair value measurement

The Group applies a three-level valuation hierarchy for fair value measurements. This hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability. Level 3 inputs are unobservable inputs based on management’s assumptions used to measure assets and liabilities at fair value. Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, accounts payable, amounts due to related parties, and accrued expenses and other current liabilities. For the aforementioned financial instruments included in current assets and liabilities, their carrying amount approximate to their respective fair values because of the general short maturities.

(j) Accounts and other payables

Accounts and other payables represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts and other payables are initially recognized as fair value, and subsequently carried at amortized cost using the effective interest method.

(k) Related party

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all related party balance and transactions.

HELPORT LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2. Summary of significant accounting policies (continued)

(l) Revenue recognition

On July 1, 2020, the Group adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach.

The Group recognizes revenue under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

These criteria as they relate to each of the following major revenue generating activities are described below.

Revenues are presented net of value added taxes (“VAT”).

	For the years ended June 30,
	2023	2022
AI services	$12,689,750	$2,566,418
Others	38,563	101,496
Total revenues	$12,728,313	$2,667,914

(l) Revenue recognition (continued)

AI services

The Group signs System Information Technology Service Agreement with the customers, to provide a series of services including system functional modules, efficiency management services, custom development services and operation outsourcing services in the form of integrated AI service tools —— AI Assist. The Group identifies one performance obligation in the licensed usage of AI Assist because a series of services are delivered through the ultimate integrated functions within AI Assist, and cannot be distinct from each other. The service consideration is reconciled on a monthly basis, which is calculated based on the monthly average subscribed seats. The Group usually grant the customers a credit term between 180 days and 365 days in the payment arrangement. Since the customers simultaneously receive and consume the benefits through the usage of AI Assist as the Group maintains technical support and ensure the normal function of AI Assist, revenues are recognized ratably over the contract term.

Certain contracts with promises of additional customization or request may include multiple performance obligations when the promises are separately identifiable with one another and are indicated with standalone selling price. For such arrangements, the Group allocates transaction price to each performance obligation based on its relative standalone selling price. The Group generally determines the standalone selling prices based on the prices charged to customers. Revenues from such additional customization or request are recognized at a point in time when the service deliverables are completed and achieve the requirements of the customers.

HELPORT LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2. Summary of significant accounting policies (continued)

Others

The Group also provide medical consulting services to customers. The Group identifies one performance obligation in each request order and recognizes revenues as the service fee stated in the revenue statement over the service period.

Principal versus agent considerations

The Group signs contract with a third-party service provider for outsourced operation, in which the third-party service provider is obliged to conduct certain technical supporting activities including IT environment maintenance, software module optimization, industrial database update, servers setting and etc. The Group has evaluated the terms with the third-party service provider and considers itself a principal and recognizes revenue on a gross basis in AI services as it controls the services through the following key considerations:

●	The Group owns its brand and intellectual property, directs the third-party service provider to conduct a series of outsourced operation activities on its behalf, and reserves the right to accept or reject any customer contracts without involvement of the third-party service provider. The Group assumes primary responsibility for controlling the quality of AI service deliverables.

●	The Group has discretion in setting up the price. The third-party service provider is only entitled to the fixed outsourced operation fees settled monthly for their performance obligation and do not participate in profit share for the revenues from AI services.

Contract balance

When the obligation in service contract has been performed, the Group presents the contract in the combined balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. The Group did not have any contract assets as of June 30, 2023 and 2022.

The contract liability represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group did not have any contract liabilities as of June 30, 2023 and 2022.

(m) Cost of revenues

Cost of revenues primarily consists of amortization of software, payment to a third-party service provider for outsourced operation and server costs.

(n) Selling expenses

Selling expenses mainly consist of staff cost, entertainment fees, travelling fees and etc.

(o) General and administrative expenses

General and administrative expenses mainly consist of withholding tax, professional service fees and other office miscellaneous fees.

(p) Research and development expenses

Research and development expenses consist primarily of technology service fees paid to external consultant.

HELPORT LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2. Summary of significant accounting policies (continued)

(q) Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of income for the years ended June 30, 2023 and 2022.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(r) Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(s) Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Group by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the years ended June 30, 2023 and 2022, there were no dilution impact.

(t) Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in Singapore, no segment geographical information is presented.

HELPORT LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2. Summary of significant accounting policies (continued)

(u) Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For the Group as an EGC, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group will adopt ASU 2016-13 from January 1, 2023. The Group is in the process of evaluating the effect of the adoption of this ASU.

The Group did not identify other recent accounting pronouncements that could potentially have a material impact to the Group’s combined results of operations or financial position.

3. Accounts receivable

Accounts receivable consists of the following:

	For the years ended June 30,
	2023	2022
Accounts receivable	$14,545,921	$2,463,761
Accounts receivable	$14,545,921	$2,463,761

As of the date of issuance of the combined financial statements, the Group has collected $8,116,654 of accounts receivable from customers. The uncollected balance of accounts receivable is of 44.2% the total balance of accounts receivable as of June 30, 2023, which are all aged within one year.

4. Intangible assets, net

Intangible assets, net, consists of the following:

	As of June 30,
	2023	2022
Software	$7,000,000	$7,000,000
Accumulated amortization	(2,916,667)	(583,333)
Intangible assets, net	$4,083,333	$6,416,667

Amortization expense was $2,333,334 and $583,333 for the years ended June 30, 2023 and 2022.

5. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	As of June 30,
	2023	2022
VAT payable (1)	$909,710	$153,985
Payables to third parties	297,700	36,841
Payroll payable	5,575	3,682
Accrued expenses and other liabilities	$1,212,985	$194,508

(1)	The balance of VAT payable is due to the service revenues generated in the PRC, which is subject to 6% of VAT rate.

HELPORT LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

6. Related parties transactions

The table below sets forth the major related parties and their relationships with the Group as of June 30, 2023 and 2022:

No.	Related Parties	Relationship
1	Ufintek Group Pte. Ltd.	Wang Yizhou, Financial Director of Helport Singapore, serves as the Executive Director of Ufintek Group Pte. Ltd.
2	Ms. Fan Yu	Chairman of the Board of Directors of the Company
3	Ms. Yizhou Wang	Financial Director of Helport Singapore

(a) The Group entered into the following transactions with related parties:

	For the years ended June 30,
	2023	2022
Nature
Loan from related parties
Ufintek Group Pte. Ltd.	$561,703	$18,229
Yu Fan	7,356	178,159

Advance payment from related parties
Wang Yizhou	$1,524	$-

Service fees paid to related parties
Wang Yizhou	$751	$-

Loans repayment to related parties
Yu Fan	$45,102	$114,465

(b) The Group had the following balances with related parties:

	As of June 30,
	2023	2022
Amount due to related parties:
Ufintek Group Pte. Ltd.	$584,558	$17,811
Yu Fan	6,715	43,403
Wang Yizhou	1,524	-
Total	$592,797	$61,214

The balance represents the advance funds received from related parties for daily operational purposes.

HELPORT LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

7. Taxation

British Virgin Islands (“BVI”)

Helport Limited is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Helport Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Singapore

The Company’s subsidiary incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first $7,395 (SGD10,000) taxable income and 50% of the next $140,501 (SGD190,000) taxable income are exempted from income tax.

The following table sets forth current and deferred portion of income tax expense of the Company’s subsidiary:

	For the years ended June 30,
	2023	2022
Current income tax expense	$970,755	$152,917
Total income tax expense	$970,755	$152,917

A reconciliation between the Group’s actual provision for income taxes and the provision at the Singapore statutory rate is as follows:

	For the years ended June 30,
	2023	2022
Income before income tax expenses	$5,785,458	$974,877
Income tax expenses at the Singapore statutory rate	983,528	165,729
Effect of preferential tax rate	(12,773)	(12,812)
Total income tax expenses	$970,755	$152,917

The Group did not recognize any deferred tax assets as of June 30, 2023 and 2022.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2023, the Group did not have any significant unrecognized uncertain tax positions. The Group does not believe that its uncertain tax benefits position will materially change over the next twelve months. As of June 30, 2023, income for tax returns for the tax years from 2020 to 2022 remain open for statutory examination.

HELPORT LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

8. Ordinary shares

Upon the establishment of the Company on December 22, 2023, the Company issued 156 ordinary shares, par value $1 per share to seven BVI companies, which were wholly-owned by a group of individual shareholders, who were the proportionate former individual shareholders of Helport Singapore before the Reorganization.

As a result of the recapitalization, all share and per share data in the combined financial statements have been retrospectively adjusted to all periods presented.

The subscription receivables present the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis before the incorporation of the Company. Subscription receivables have no payment terms nor any interest receivables accrual.

9. Earnings per share

Basic and diluted earnings per share is calculated as follows:

	For the years ended June 30,
	2023	2022
Numerator:
Net income	$4,814,703	$821,960
Denominator:
Weighted average number of ordinary shares outstanding
Basic	156	156
Diluted	156	156

Earnings per ordinary share
Basic	$30,863	$5,269
Diluted	$30,863	$5,269

10. Concentration

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

HELPORT LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

10. Concentration (continued)

The following table sets forth a summary of single customer who represent 10% or more of the Group’s total accounts receivable:

	As of June 30,
	2023	2022
Customer A	47.1%	51.4%
Customer B	29.2%	34.0%
Total	76.3%	85.4%

The following table sets forth a summary of single customer who represent 10% or more of the Group’s total revenue:

	For the years ended June 30,
	2023	2022
Customer A	46.3%	51.4%
Customer B	28.4%	34.0%
Total	74.7%	85.4%

The following table sets forth a summary of single supplier who represent 10% or more of the Group’s total accounts payable:

	As of June 30,
	2023	2022
Supplier A	100.0%	100.0%
Total	100.0%	100.0%

11. Subsequent event

As of the date of issuance of the combined financial statements, the Group has collected $8,116,654 of accounts receivable from customers. The uncollected balance of accounts receivable is of 44.2% the total balance of accounts receivable as of June 30, 2023, which are all aged within one year. The collection of accounts receivable has immediately used to settle the accounts payable, mainly include the contract fee payable for the development of intangible assets.

The Group has evaluated subsequent events to the balance sheet date of June 30, 2023 through February 7, 2024, the date of issuance of the combined financial statements, other than as disclosed above, there were no other subsequent events occurred that would require recognition or disclosure in the Group’s combined financial statements.

HELPORT LIMITED

CONDENSED COMBINED BALANCE SHEETS

(Amounts in and U.S. dollars (“US$”), except share data)

	As of December 31,	As of June 30,
	2023	2023
	(unaudited)
Cash	$50,987	$142,401
Accounts receivable, net	20,355,375	14,545,921
Deferred offering costs	467,465	-
Prepaid expenses and other current assets	57,896	-
Total current assets	20,931,723	14,688,322

Intangible assets, net	2,916,667	4,083,333
Total non-current assets	2,916,667	4,083,333
Total assets	23,848,390	18,771,655

Accounts payable	4,812,952	10,158,729
Income tax payable	2,402,380	1,123,065
Amount due to related parties	598,439	592,797
Accrued expenses and other liabilities	4,106,934	1,212,985
Total current liabilities	11,920,705	13,087,576
Total liabilities	11,920,705	13,087,576

Commitments and contingencies

Ordinary shares (US$1 par value per share; 50,000 authorized as of December 31, 2023 and June 30, 2023; 156 issued and outstanding as of December 31, 2023 and June 30, 2023, respectively)*	156	156
Additional paid-in capital	7,556	7,556
Subscription receivables	(156)	(156)
Accumulated earnings	11,920,129	5,676,523
Shareholders’ equity	11,927,685	5,684,079
Total liabilities and shareholders’ equity	$23,848,390	$18,771,655

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization completed on December 22, 2023.

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

HELPORT LIMITED

UNAUDITED CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in and U.S. dollars (“US$”), except share data)

	For the six months ended December 31,
	2023	2022
	(unaudited)	(unaudited)
Revenues	$14,506,363	$5,926,993
Cost of revenues	(4,793,021)	(2,422,458)
Gross profit	9,713,342	3,504,535

Selling expenses	(50,214)	-
General and administrative expenses	(2,042,289)	(715,981)
Research and development expenses	(78,757)	(8,642)
Total operating expenses	(2,171,260)	(724,623)

Income from operation	7,542,082	2,779,912

Financial expenses, net	(19,162)	(940)
Income before income tax expense	7,522,920	2,778,972
Income tax expense	(1,279,314)	(459,909)
Net income	6,243,606	2,319,063

Total comprehensive income	$6,243,606	$2,319,063

Earnings per ordinary share
Basic	40,023	14,866
Diluted	40,023	14,866
Weighted average number of ordinary shares outstanding
Basic*	156	156
Diluted*	156	156

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization completed on December 22, 2023.

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

HELPORT LIMITED

UNAUDITED CONDENSED COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in and U.S. dollars (“US$”), except share data)

			Additional			Total
	Ordinary Shares		paid-in	Subscription	Accumulated	shareholders’
	Share*	Amount	capital	receivables	earnings	equity
		USD	USD	USD	USD	USD
Balance as of June 30, 2022	156	156	7,556	(156)	861,820	869,376
Net income	-	-	-	-	2,319,063	2,319,063
Balance as of December 31, 2022	156	156	7,556	(156)	3,180,883	3,188,439

			Additional			Total
	Ordinary Shares		paid-in	Subscription	Accumulated	shareholders’
	Share*	Amount	capital	receivables	earnings	equity
		USD	USD	USD	USD	USD
Balance as of June 30, 2023	156	156	7,556	(156)	5,676,523	5,684,079
Net income	-	-	-	-	6,243,606	6,243,606
Balance as of December 31, 2023	156	156	7,556	(156)	11,920,129	11,927,685

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization completed on December 22, 2023.

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

HELPORT LIMITED

UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Amounts in and U.S. dollars (“US$”), except share data)

	For the six months ended December 31,
	2023	2022
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,243,606	$2,319,063
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	1,166,667	1,166,667
Changes in operating assets and liabilities:
Accounts receivable	(5,809,454)	(5,652,893)
Prepaid expenses and other receivables	(57,896)	-
Accounts payable	1,654,223	1,254,250
Amount due to related parties	10,800	90,236
Accrued expenses and other liabilities	1,939,154	391,461
Income tax payable	1,279,315	459,764
Net cash provided by operating activities	6,426,415	28,548

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(7,000,000)	-
Net cash used in investing activities	(7,000,000)	-

CASH FLOWS FORM FINANCING ACTIVITIES
Deferred offering costs	(467,465)	-
Loan from a third party	954,909	-
Loan from a related party	-	7,119
Repayment of loan from a related party	(5,143)	(27,156)
Net cash provided by/(used in) financing activities	482,301	(20,037)

Effect of exchange rate changes	(130)	1,134

Net change in cash	(91,414)	9,645

Cash at the beginning of the period	142,401	8,400
Cash at the end of the period	$50,987	$18,045

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

HELPORT LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

1. Organization and principal activities

Description of Business and Corporate History

Helport Limited (the “Company” or “Helport”) was incorporated under the law of the British Virgin Island (“BVI”) as an exempted company with limited liability on June 5, 2023. The Company, through its Singapore-based wholly-owned subsidiary, Helport Pte. Ltd. (collectively, the “Group”), is principally engaged in the development of software and applications and mainly providing software-as-a-service (“SaaS”) platform and artificial intelligent (“AI”) tools to customers in the contact center industry currently.

History of the Group

The Group’s history began in September 2020 with the establishment of Helport Pte. Ltd. (“Helport Singapore”), a limited liability company established in the Singapore by Ms. Fan Yu (known as the “Founding Shareholder”).

2023 Reorganization

In 2023, the Founding Shareholder undertook an equity restructuring in order to re-domicile its business from Singapore to the British Virgin Islands (the “2023 Reorganization”), which was executed in the following steps:

1)	In June 2023, the Company was incorporated in the British Virgin Islands to be the holding company of the Group. On November 14, 2023, the Company established Helport Group Limited (“Helport BVI”) also in the British Virgin Islands, a wholly owned subsidiary to be the intermediate holding company.

2)	Effective on December 22, 2023, the Company through Helport BVI acquired 100% of the equity interest of Helport Singapore from the Founding Shareholder, thus Helport Singapore became a wholly owned subsidiary of the Company.

The main purpose of the 2023 Reorganization was to establish a BVI holding company for the existing business in preparation for an overseas initial public offering. Immediately before and after the 2023 Reorganization as described above, Helport together with its subsidiaries were effectively under common control; therefore, the 2023 Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a combined and consolidated basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries, has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed combined financial statements.

Details of the Company’s subsidiary is as follows:

	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities
Name:
Helport Group Limited (“Helport BVI”)	November 14, 2023	British Virgin Islands	100%	Holding company
Helport Pte. Ltd. (“Helport Singapore”)	September 27, 2020	Singapore	100%	Development of software and applications
Helport AI Inc. (“Helport IA”)	September 15, 2023	United States	100%	Development of software and applications

HELPORT LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2. Summary of significant accounting policies

(a) Basis of presentation

The accompanying unaudited condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”) and have been consistently applied. The unaudited condensed combined financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results, and cash flows for the periods presented. Operating results for the interim period ended December 31, 2023 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2024. These unaudited condensed combined financial statements should be read in conjunction with the Company’s audited combined financial statements for the years ended June 30, 2022 and 2023.

(b) Principle of consolidation

The unaudited condensed combined financial statements presented herein represent prior to the 2023 Reorganization, the financial statements of Helport Limited and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the unaudited condensed combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed combined financial statements and accompanying notes. Significant accounting estimates include, but not limited to provision of allowance for credit losses and useful lives and impairment of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed combined financial statements.

(d) Foreign currency translation

The reporting currency of the Group is the U.S. dollar (“USD” or “$”). The functional currency of the Company and its subsidiaries located in BVI, Singapore and United States is the U.S. dollar.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

HELPORT LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2. Summary of significant accounting policies (continued)

(e) Deferred offering costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of legal, advisory, underwriting fees and other costs incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2023, and 2022, the Company capitalized $467,465 and nil of deferred offering costs, respectively.

(f) Credit losses

On July 1, 2023, the Group adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses” (Topic 326). Measurement of Credit Losses on Financial Instruments,” by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on the Group’s financial statements.

The Group’s accounts receivable, amounts due from related parties and other receivables which is included prepaid expenses and other current assets line item in the balance sheet are within the scope of ASC Topic 326. The Group uses an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Group makes the assessment based on various factors, including aging of receivable balances, historical experience, credit-worthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect the Group’s ability to collect form the debtors. The Group also applies current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are indicated in general and administrative expenses in the consolidated statements of operations and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

(g) Accounts receivable, net

Accounts receivable, net is stated at the original amount less an allowance for doubtful receivable. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group did not record any allowance for doubtful receivables as of December31,2023 and 2022.

HELPORT LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2. Summary of significant accounting policies (continued)

(h) Revenue recognition

On July 1, 2020, the Group adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach.

The Group recognizes revenue under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

These criteria as they relate to each of the following major revenue generating activities are described below.

Revenues are presented net of value added taxes (“VAT”).

	For the six months ended December 31,
	2023	2022
	(unaudited)	(unaudited)
AI services	$14,506,363	$5,888,430
Others	-	38,563
Total revenues	$14,506,363	$5,926,993

AI services

The Group signs System Information Technology Service Agreement with the customers, to provide a series of services including system functional modules, efficiency management services, custom development services and operation outsourcing services in the form of integrated AI service tools —— AI Assist. The Group identifies one performance obligation in the licensed usage of AI Assist because a series of services are delivered through the ultimate integrated functions within AI Assist, and cannot be distinct from each other. The service consideration is reconciled on a monthly basis, which is calculated based on the monthly average subscribed seats. The Group usually grant the customers a credit term between 180 days and 365 days in the payment arrangement. Since the customers simultaneously receive and consume the benefits through the usage of AI Assist as the Group maintains technical support and ensure the normal function of AI Assist, revenues are recognized ratably over the contract term.

Certain contracts with promises of additional customization or request may include multiple performance obligations when the promises are separately identifiable with one another and are indicated with standalone selling price. For such arrangements, the Group allocates transaction price to each performance obligation based on its relative standalone selling price. The Group generally determines the standalone selling prices based on the prices charged to customers. Revenues from such additional customization or request are recognized at a point in time when the service deliverables are completed and achieve the requirements of the customers.

HELPORT LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2. Summary of significant accounting policies (continued)

(h) Revenue recognition (continued)

Others

The Group also provide medical consulting services to customers. The Group identifies one performance obligation in each request order and recognizes revenues as the service fee stated in the revenue statement over the service period.

Principal versus agent considerations

The Group signs contract with a third-party service provider for outsourced operation, in which the third-party service provider is obliged to conduct certain technical supporting activities including IT environment maintenance, software module optimization, industrial database update, servers setting and etc. The Group has evaluated the terms with the third-party service provider and considers itself a principal and recognizes revenue on a gross basis in AI services as it controls the services through the following key considerations:

●	The Group owns its brand and intellectual property, directs the third-party service provider to conduct a series of outsourced operation activities on its behalf, and reserves the right to accept or reject any customer contracts without involvement of the third-party service provider. The Group assumes primary responsibility for controlling the quality of AI service deliverables.

●	The Group has discretion in setting up the price. The third-party service provider is only entitled to the fixed outsourced operation fees settled monthly for their performance obligation and do not participate in profit share for the revenues from AI services.

Contract balance

When the obligation in service contract has been performed, the Group presents the contract in the combined balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. The Group did not have any contract assets as of December 31, 2023 and 2022.

The contract liability represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group did not have any contract liabilities as of December 31, 2023 and 2022.

(i) Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements. ASU 2023-01 is effective for the Group for annual and interim reporting periods beginning January 1, 2024. The Group expects that no material effect of the adoption of this ASU.

HELPORT LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2. Summary of significant accounting policies (continued)

(i) Recent accounting pronouncements (continued)

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Group is in the process of evaluating the effect of the adoption of this ASU.

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Group expects the adoption of this ASU will not have a material effect on the unaudited condensed combined financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group expects the adoption of this ASU will not have a material effect on the unaudited condensed combined financial statements.

The Group did not identify other recent accounting pronouncements that could potentially have a material impact to the Group’s combined results of operations or financial position.

HELPORT LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

3. Accounts receivable

Accounts receivable consists of the following:

	As of December 31,	As of June 30,
	2023	2023
	(unaudited)
Accounts receivable	$20,355,375	$14,545,921
Accounts receivable	$20,355,375	$14,545,921

As of the date of issuance of the unaudited condensed combined financial statements, the Group has collected $4,581,902 of accounts receivable from customers. The uncollected balance of accounts receivable is of 77.5% the total balance of accounts receivable as of December 31, 2023, which are all aged within one year.

4. Intangible assets, net

Intangible assets, net, consists of the following:

	As of December 31,	As of June 30,
	2023	2023
	(unaudited)
Software	$7,000,000	$7,000,000
Accumulated amortization	(4,083,333)	(2,916,667)
Intangible assets, net	$2,916,667	$4,083,333

Amortization expense was $1,166,667 and $1,166,667 for the six months ended December 31, 2023 and 2022.

5. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,	As of June 30,
	2023	2023
	(unaudited)
Payables to third parties (1)	$2,834,133	$297,700
VAT payable (2)	1,272,801	909,710
Payroll payables	-	5,575
Accrued expenses and other liabilities	$4,106,934	$1,212,985

(1)	The increase of payables to third parties as of December 31, 2023, was primarily attributable to (i) loan from a third party of $1,056,573 with terms and condition as stated below; and (ii) payable to another third party of $1,616,212 for operation expenses paid on behalf of the Group.

On June 1, 2023, the Group entered into a revolving loan agreement with a third party, for a line of credit of $151,596 (SGD200,000) subject to an interest of 5.5% per annum, with a one-year term from June 1, 2023 to May 31, 2024. On September 30, 2023, the Group entered into a supplementary loan agreement with the same third party, in which the line of credit was adjusted up to $2,273,933 (SGD3,000,000), with the same interest rate and terms. As of December 31, 2023, the Group withdrew $1,056,573 (SGD1,393,937) from the line of credit.

(2)	The balance of VAT payable is due to the service revenues generated in the PRC, which is subject to 6% of VAT rate.

HELPORT LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

6. Related parties transaction

The table below sets forth the major related parties and their relationships with the Group as of June 30, 2023 and 2022:

No.	Related Parties	Relationship
1	Ufintek Group Pte. Ltd.	Wang Yizhou, Financial Director of Helport Singapore, serves as the Executive Director of Ufintek Group Pte. Ltd.
2	Ms. Fan Yu	Chairman of the Board of Directors of the Company
3	Ms. Yizhou Wang	Financial Director of Helport Singapore

(a) The Group entered into the following transactions with related parties:

	For the six months ended December 31,
	2023	2022
	(unaudited)	(unaudited)
Nature
Loan from related parties
Ufintek Group Pte. Ltd.	$-	$89,762
Yu Fan	$-	$7,119

Reimbursement for advance payment from a related party
Wang Yizhou	$1,524	$-

Loans repayment to related parties
Ufintek Group Pte. Ltd.	$3,638	$-
Yu Fan	$-	$27,156

(b) The Group had the following balances with related parties:

	As of December 31,	As of June 30,
	2023	2023
	(unaudited)
Amount due to related parties:
Ufintek Group Pte. Ltd.	$591,724	$584,558
Yu Fan	6,715	6,715
Wang Yizhou	-	1,524
Total	$598,439	$592,797

The balance represents the advance funds received from related parties for daily operational purposes.

HELPORT LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

7. Taxation

British Virgin Islands (“BVI”)

Helport Limited is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Helport Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Singapore

The Company’s subsidiary incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first $7,410 (SGD10,000) taxable income and 50% of the next $140,793 (SGD190,000) taxable income are exempted from income tax.

United States

The Company’s subsidiary incorporated in the United States is subject to state income tax and federal income tax depending upon taxable income levels. It did not have taxable income and no income tax expense was provided for the six months ended December 31, 2023 and 2022.

The following table sets forth current and deferred portion of income tax expense of the Company’s subsidiaries:

	For the six months ended December 31,
	2023	2022
	(unaudited)	(unaudited)
Current income tax expense	$1,279,314	$459,909
Total income tax expense	$1,279,314	$459,909

A reconciliation between the Group’s actual provision for income taxes and the provision at the Singapore statutory rate is as follows:

	For the six months ended December 31,
	2023	2022
	(unaudited)	(unaudited)
Income before income tax expenses	$7,522,920	$2,778,972
Income tax expenses at the Singapore statutory rate	1,278,896	472,425
Impact of different tax rates in other jurisdictions	13,330	-
Effect of preferential tax rate	(12,912)	(12,516)
Total income tax expenses	$1,279,314	$459,909

The Group did not recognize any deferred tax assets as of June 30, 2023 and 2022.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023, the Group did not have any significant unrecognized uncertain tax positions. The Group does not believe that its uncertain tax benefits position will materially change over the next twelve months. As of December 31, 2023, income for tax returns for the tax years from 2020 to 2023 remain open for statutory examination.

HELPORT LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

8. Earnings per share

Basic and diluted earnings per share is calculated as follows:

	For the six months ended December 31,
	2023	2022
	(unaudited)	(unaudited)
Numerator:
Net income	$6,243,606	$2,319,063
Denominator:
Weighted average number of ordinary shares outstanding
Basic	156	156
Diluted	156	156

Earnings per ordinary share
Basic	$40,023	$14,866
Diluted	$40,023	$14,866

9. Concentration

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customer who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,	As of June 30,
	2023	2023
	(unaudited)
Customer A	46.6%	47.1%
Customer B	26.7%	29.2%
Total	73.3%	76.3%

The following table sets forth a summary of single customer who represent 10% or more of the Group’s total revenue:

	For the six months ended December 31,
	2023	2022
	(unaudited)	(unaudited)
Customer A	47.3%	47.0%
Customer B	26.7%	29.8%
Total	74.0%	76.8%

HELPORT LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

9. Concentration (continued)

The following table sets forth a summary of single supplier who represent 10% or more of the Group’s total accounts payable:

	As of December 31,	As of June 30,
	2023	2023
	(unaudited)
Supplier A	100.0%	100.0%
Total	100.0%	100.0%

10. Subsequent event

On March 6, 2024, March 8, 2024, March 12, 2024, May 15, 2024, May 17, 2024 and May 31, 2024, the Group successively issued $1,550,000, $550,000, $1,000,000, $2,000,000, $500,000 and $$439,074 (a total of $6,039,074) convertible promissory notes, respectively, the outstanding balance of which is automatically converted into the Ordinary Shares of PubCo at a price of $10.80 per share upon consummation of the Business Combination with Tristar. The convertible promissory notes are all subject to an interest rate of 8% per annum, with a maturity date on December 31, 2024. On June 20, 2024, the Group (“Borrower”) amended one Form of Convertible Promissory Note (“the Note” and collectively, “the Notes”) of $2,000,000 issued on May 15, 2024, to one lender named Shanling Ge (“Lender”), pursuant to which, by mutual consent, the Borrower and the Lender agree that the issuance amount of the Note shall change to $850,000 from $2,000,000, with all the other terms previously stipulated in the Note remaining the same (“Amendment to the Note”). As of June 20, 2024, the Group has received all the funds of $4,889,074 from the issuance of convertible promissory notes subject to the Notes as well as the Amendment to the Note. The Group accounted for these convertible debt as a liability, which is subsequently stated at amortized cost with any difference between the initial carrying value and the debt issuance costs using the effective interest method over the period from the issuance date to the maturity date. The payment of interest is contingent upon the occurrence of certain conditions. The Group only accrues interest when conditions are considered probable.

On March 15, 2024, the Group entered into Line of Credit Agreements with two existing shareholders, Hades Capital Limited and Stony Holdings Limited (collectively “Helport Shareholders”), which provides us with unsecured lines of credit in the principal maximum amount of $4,000,000 and $2,000,000, respectively. The principal indebtedness under the Line of Credit Agreements will mature on the third anniversary of the date the Line of Credit Agreements were entered into, at an interest rate of 0% per annum. To date, an aggregate of $84,650 were drawn from such lines of credit. On April 26, 2024, PubCo, Tristar and the Group also entered into amended Lock-up Agreements with Helport Shareholders, which stipulates that if each Helport Shareholder provides a credit facility pursuant to respective Line of Credit Agreement, any Lock-up Securities held by Helport Shareholders shall be subject to early release hereunder on the date that is 12 months following the closing date of the Business Combination. To date, both of the lines of credit have been granted and therefore any Lock-up Securities held by Stony Holdings Limited and Hades Capital are now subject to release.

To date, the Group has collected $4,581,902 of accounts receivable from customers. The uncollected balance of accounts receivable is of 77.5% the total balance of accounts receivable as of December 31, 2023, which are all aged within one year. The collection of accounts receivable has immediately used to pay off the balance of accounts payable to supplier.

The Group has evaluated subsequent events to the balance sheet date of December 31, 2023 through June 21, 2024, the date of the issuance of the unaudited condensed combined financial statements, other than as disclosed above, there were no other subsequent events occurred that would require recognition or disclosure in the Group’s unaudited condensed combined financial statements.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements.

TRISTAR ACQUISITION I CORP.

CONDENSED BALANCE SHEETS

	March 31, 2024	December 31, 2023
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash	$223,969	$436,317
Prepaid expenses	221,547	217,255
Total current assets	445,516	653,572

Cash held in trust account	116,806,805	115,166,848

TOTAL ASSETS	$117,252,321	$115,820,420

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$728,006	$238,824
Accrued expenses	32,520	379,242
Total current liabilities	760,526	618,066

LONG TERM LIABILITIES:
Promissory notes - related parties	2,500,000	2,000,000
Derivative warrant liabilities	1,319,150	376,900
Total long term liabilities	3,819,150	2,376,900

Total liabilities	4,579,676	2,994,966

Commitments and contingencies
Class A ordinary shares subject to possible redemption, 10,608,802 at $11.01 and $10.86 redemption value as of March 31, 2024 and December 31, 2023, respectively	116,804,313	115,164,356

Shareholders’ deficit:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Class A ordinary shares, $0.0001 par value; 90,000,000 shares authorized; no shares issued and outstanding	-	-
Class B ordinary shares, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding	575	575
Additional paid-in capital	1,855,733	3,495,690
Accumulated deficit	(5,987,976)	(5,835,167)
Total shareholders’ deficit	(4,131,668)	(2,338,902)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$117,252,321	$115,820,420

See accompanying notes to unaudited condensed financial statements.

TRISTAR ACQUISITION I CORP.

CONDENSED STATEMENTS OF OPERATIONS  (UNAUDITED)

For the three months ended March 31, 2024 and 2023

	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

General and administrative expenses	$(478,742)	$(487,843)
Loss from operations	(478,742)	(487,843)

Other income
Interest income	3,226	1,785
Interest income - cash held in trust	1,264,957	2,590,329
Change in fair value of warrant liability	(942,250)	(1,319,150)
Total other income	325,933	1,272,964
Net (loss) income	$(152,809)	$785,121

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to redemption	10,608,802	23,000,000
Basic and diluted net (loss) income per share, Class A ordinary shares subject to redemption	$(0.01)	$0.03
Basic and diluted weighted average shares outstanding, Class B ordinary shares	5,750,000	5,750,000
Basic and diluted net (loss) income per share, Class B ordinary shares	$(0.01)	$0.03

See accompanying notes to unaudited condensed financial statements.

TRISTAR ACQUISITION I CORP.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (UNAUDITED)

	THREE MONTHS ENDED MARCH 31, 2024
	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance - January 1, 2024	-	$-	5,750,000	$575	$3,495,690	$(5,835,167)	$(2,338,902)
Remeasurement of Class A ordinary shares to redemption amount amount as of March 31, 2024	-	-	-	-	(1,639,957)	-	(1,639,957)
Net loss	-	-	-	-	-	(152,809)	(152,809)
Balance March 31, 2024	-	$-	5,750,000	$575	$1,855,733	$(5,987,976)	$(4,131,668)

	THREE MONTHS ENDED MARCH 31, 2023
	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance - January 1, 2023	-	$-	5,750,000	$575	$-	$(10,365,447)	$(10,364,872)
Remeasurement of Class A ordinary shares to redemption amount amount as of March 31, 2023	-	-	-	-	-	(2,590,329)	(2,590,329)
Net income	-	-	-	-	-	785,121	785,121
Balance March 31, 2023	-	$-	5,750,000	$575	$-	$(12,170,655)	$(12,170,080)

See accompanying notes to unaudited condensed financial statements.

TRISTAR ACQUISITION I CORP.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

	March 31, 2024	March 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(152,809)	$785,121
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in derivative warrant liabilities	942,250	1,319,150
Interest income earned on cash held in Trust Account	(1,264,957)	(2,590,329)
Changes in operating assets and liabilities:
Prepaid expenses	(4,292)	13,425
Accounts payable	489,182	(2,166)
Accrued expenses	(346,722)	178,735
Net cash used in operating activities	(337,348)	(296,064)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash deposited into Trust Account	(375,000)	-
Net cash used in investing activities	(375,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from promissory note - related party	500,000	-
Net cash provided by financing activities	500,000	-

NET DECREASE IN CASH	(212,348)	(296,064)

CASH BEGINNING OF PERIOD	436,317	587,546

CASH END OF PERIOD	$223,969	$291,482

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Remeasurement of Class A ordinary shares to redemption amount	$1,639,957	$2,590,329

See accompanying notes to unaudited condensed financial statements.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Note 1—Description of Organization and Business Operations and Liquidity

Tristar Acquisition I Corp.  (the “Company”) is a blank check company incorporated in the Cayman Islands on March 5, 2021. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses (a “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of March 31, 2024 and December 31, 2023, the Company had not yet commenced any operations. All activity through March 31, 2024 relates to the Company’s formation and the Initial Public Offering (as defined below) and since completion of the IPO, searching for a target with which to consummate a Business Combination and consummating such Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31st as its fiscal year end.

The Company’s prior sponsor was Tristar Holdings I LLC, a Cayman Islands limited liability company (the “Prior Sponsor”). On July 18, 2023, upon the consummation of the Sponsor Handover (as defined below), Navy Sail International Limited, a British Virgin Islands company (the “Sponsor”), became the new sponsor of the Company.

Initial Public Offering

The registration statement for the Initial Public Offering was declared effective on October 13, 2021. On October 18, 2021, the Company consummated its initial public offering (the “Initial Public Offering”) of 20,000,000 units (the “Units” and, with respect to the shares of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), included in the Units, the “Public Shares”), at $10.00 per Unit, generating total gross proceeds of $200,000,000 (see Note 3). On November 3, 2021, the underwriters exercised the over-allotment option (“Over-Allotment Option”) and purchased an additional 3,000,000 Units, generating gross proceeds of $30 million (see Note 3). Each Unit consists of one Public Share and one-half of one redeemable warrant (each a “Public Warrant”).

Simultaneously with the closing of the Initial Public Offering and exercise of the Over-Allotment Option, the Company consummated the sale of 7,345,000 warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to the Prior Sponsor (the “Private Placement”) generating gross proceeds of $7,345,000 (see Note 4). Each whole Warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share.

Transaction costs amounted to $25,995,754, consisting of $4,600,000 of underwriting fees, $10,350,000 of deferred underwriting fees, $12,546,764 for the fair value of the Founder Shares (as defined in Note 5) attributable to the Anchor Investors (as defined in Note 5), and $1,003,989 of offering costs, partially offset by the reimbursement of $2,505,000 of offering expenses by the underwriters. The Company’s remaining cash after payment of the offering costs was held outside of the Company’s U.S.-based trust account (the “Trust Account”) for working capital purposes.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Following the closing of the Initial Public Offering and Over-Allotment Option, an amount of $232,300,000 from the net proceeds of the (i) sale of the Units in the Initial Public Offering , (ii) exercise of the Over-Allotment Option and the sale of the Private Placement Warrants in the Private Placement was placed in the Trust Account and invested only in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. To mitigate the risk that the Company might be deemed an investment company for purposes of the Investment Company Act, on November 9, 2023, the Company instructed Continental Stock Transfer & Trust Company (“Continental”), the trustee with respect to the Trust Account, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank, with Continental continuing to act as trustee. As a result, following the liquidation of investments in the Trust Account, the remaining proceeds from the Initial Public Offering, Over-Allotment Option and Private Placement are no longer invested in U.S. government securities or money market funds.

Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), the proceeds held in the Trust Account will not be released from the Trust Account until the earlier of: (i) the completion of the initial Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (as amended and currently in effect, the “Amended and Restated Memorandum”) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the initial Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity; and (iii) failure by the Company to complete an initial Business Combination within the Combination Period and the return of the funds held in the Trust Account to the holder of its Public Shares (“Public Shareholders”) as part of the redemption of the Public Shares. If the Company is unable to complete the initial Business Combination, the Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and the Warrants will expire worthless.

The Company will provide its Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, in its sole discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount held in the Trust Account ($11.01 per share as of March 31, 2024), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses). There will be no redemption rights upon the completion of a Business Combination with respect to the Warrants. The Class A Ordinary Shares are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”).

The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of Business Combination. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum as then in effect, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Prior Sponsor, Sponsor, Prior Officers (as defined below), Prior Directors (as defined below), Anchor Investors, and the Company’s current management team (the “Management”) have agreed to vote any Founder Shares held by them, and any Public Shares purchased in or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or whether they were a Public Shareholder on the record date for the general meeting held to approve the proposed transaction.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Memorandum provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Prior Sponsor, Sponsor, Prior Officers, Prior Directors, Anchor Investors, and the Management, and their respective designees and affiliates have agreed to (i) waive their redemption rights with respect to any Founder Shares they hold in connection with the completion of an initial Business Combination, (ii) waive their redemption rights with respect to any Founder Shares and Public Shares they hold in connection with a shareholder vote to approve an amendment to the Amended and Restated Memorandum to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within the Combination Period or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if the Company fails to complete an initial Business Combination within the Combination Period. However, if such persons acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

The Company will have until October 18, 2024 if it utilizes the full Extension (as defined below) to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors (the “Board”), liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.10 per Public Share or (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.10 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay the Company’s tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Prior Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Extension of the Combination Period

The Company initially had until July 18, 2023, 21 months from the closing of the Initial Public Offering, to consummate its initial Business Combination. On June 18, 2023, the Company held an extraordinary general meeting of shareholders, at which its shareholders approved, among other things, an amendment to the Amended and Restated Memorandum (the “Memorandum Amendment”) to (i) extend the date by which it has to complete a Business Combination from July 18, 2023 to October 18, 2023, and without another shareholder vote, to further extend the such period for an additional one (1) month as needed, on a month-to-month basis, up to twelve (12) times, until October 18, 2024 (the “Extension”), and (ii) remove the limitation that the Company may not redeem Public Shares to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), of less than $5,000,001 (the “Redemption Limitation”) in order to allow the Company to redeem Public Shares irrespective of whether such redemption would exceed the Redemption Limitation.

In connection with the Memorandum Amendment, on July 18, 2023, shareholders holding 12,391,198 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $130,320,660 (approximately $10.52 per share) was removed from the Trust Account to pay such holders. Following redemptions, the Company had 10,608,802 Public Shares outstanding.

Sponsor Handover

On July 18, 2023, the Company entered into a securities transfer agreement (the “Sponsor Handover Securities Transfer Agreement”) by and among the Prior Sponsor and the Sponsor and its designees (the “Sponsor Purchasers”), whereby the Prior Sponsor agreed to transfer to the Sponsor Purchasers 3,046,634 of the Company’s Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”) and 4,961,250 Private Placement Warrants, which the Prior Sponsor purchased in connection with the Initial Public Offering and Private Placement. In addition, all other holders of Class B Ordinary Shares at July 18, 2023 (together with the Prior Sponsor, the “Sponsor Handover Sellers”) transferred an aggregate of 1,380,866 of their Class B Ordinary Shares to Chunyi (Charlie) Hao, President, Chief Financial Officer and Chairman of the Board of Directors, pursuant to  founder share transfer agreements executed by each respective holder on July 18, 2023 (the “Sponsor Handover Share Transfer Agreements” and collectively with the Sponsor Handover Securities Transfer Agreement, such transfers, the agreements executed in connection therewith (including the transactions contemplated therein) and the Management Changes (as defined below), the “Sponsor Handover”). After the closing of the Sponsor Handover on July 18, 2023, the Sponsor Handover Transferors held an aggregate of 1,322,500 Class B Ordinary Shares, and the Prior Sponsor held 2,383,750 Private Placement Warrants. In connection with the Sponsor Handover Securities Transfer Agreement, any accounts payable and accrued expenses in excess of $200,000 that were incurred by the Company prior to the Sponsor Handover was the responsibility of the Prior Sponsor to settle (the “Company Liability”). Following the transaction, any remaining liabilities incurred by the Company prior to the Sponsor Handover and any liabilities incurred post-the Sponsor Handover, continued as a liability to the Company. The Company incurred $191,628 in excess of the $200,000 Company Liability. The Prior Sponsor paid $191,628 for outstanding accounts payable and accrued expenses, which was recorded as additional paid-in capital for the year ended December 31, 2023.

In connection with the Sponsor Handover, the Company, the Prior Officers, Prior Directors, and the Sponsor Purchasers entered into additional agreements whereby: (i) the Sponsor Purchasers each signed a joinder agreement (the “Joinder Agreement”) to become a party to the Letter Agreement (the “Insider Agreement”) and the Registration Rights Agreement (“Registration Rights Agreement”), both dated October 13, 2021 and entered into in connection with the Initial Public Offering, by and among the Company, the Prior Sponsor and certain equity holders of the Company; and (ii) the Insider Agreement was amended by the parties thereto to allow for the Transfer (the “Letter Agreement Amendment”). In addition, upon the closing of the Sponsor Holdover, the underwriters of the Initial Public Offering waived their respective entitlement to the payment of any deferred underwriting fees to be paid under the terms of Section 2(c) and Section 5(bb) of the Underwriting Agreement dated October 13, 2021 (the “Underwriting Agreement”).

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

As part of the Sponsor Handover, the Company also changed its management (the “Management Changes”) and the Board as follows:  (i) effective as of July 18, 2023,  Chunyi (Charlie) Hao replaced William M. Mounger as Chief Executive Officer and director, and Michael H. Liu replaced Timothy Allen Dawson as Chief Financial Officer, and Mr. Liu was also appointed as a director of the Board; (ii) effective as of July 18, 2023, Cathy Martine-Dolecki (collectively with William M. Mounger and Timothy Allen Dawson, the “Prior Officers”) tendered her resignation as Chief Operating Officer and director and Robert Willis tendered his resignation as director; and (iii) effective August 14, 2023, Greg Boyd, David Jones, David Barksdale, Alex Parker and Steven Rogers (collectively with William M. Mounger, Cathy Martine-Dolecki and Robert Willis, the “Prior Directors”) tendered their resignations as directors. We then appointed each of Xinyue (Jasmine) Geffner, Stephen Markscheid and Wang Chiu (Tommy) Wong to fill the vacancies left by departing Messrs. Boyd, Jones, Barksdale, Parker and Rogers. Additionally, effective on September 13, 2023, the Board appointed (x) Chunyi (Charlie) Hao as the President and Chairman of the Board, following his resignation as Chief Executive Officer, (y) Xiaoma (Sherman) Lu as the Company’s Chief Executive Officer to fill in the vacancy left by Chunyi (Charlie) Hao as Chief Executive Officer, and (z) Ri (Richard) Yuan as its Chief Investment Officer.

On April 24, 2024, Michael H. Liu notified the Board of his resignation as Chief Financial Officer and director of the Company, effective on April 23, 2024. On April 29, 2024, the Board appointed (i) Chunyi (Charlie) Hao, the Company’s President and Chairman of the Board, as the Chief Financial Officer of the Company, effective on April 29, 2024, and (ii) Xiaoma (Sherman) Lu, the Company’s Chief Executive Officer, as a director of the Company, to fill the vacancy left by Mr. Liu’s departure, effective on April 29, 2024.

Business Combination Agreement

On November 12, 2023, the Company entered into the Business Combination Agreement, as amended on December 18, 2023 (“Helport Business Combination Agreement”) with Helport AI Limited, a British Virgin Islands business company (“PubCo”), Merger I Limited, a British Virgin Islands business company and a wholly-owned subsidiary of PubCo (“the First Merger Sub”), Merger II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of PubCo (“the Second Merger Sub”), Helport Limited, a British Virgin Islands business company (“Helport”), the Sponsor and Extra Technology Limited, a BVI business company, in the capacity as the representative of the Helport Shareholders (“the Seller Representative”). Pursuant to the Helport Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the Helport Business Combination (the “Closing”), (i) the First Merger Sub will merge with and into Helport (the “First Merger”), with Helport surviving the First Merger as a wholly-owned subsidiary of PubCo and the outstanding securities of Helport being converted into the right to receive securities of PubCo; and (b) following the First Merger, the Second Merger Sub will merge with and into the Company (the “Second Merger”), with the Company surviving the Second Merger as a wholly-owned subsidiary of PubCo and the Company’s outstanding securities being converted into the right to receive securities of PubCo.

For a full description of the Helport Business Combination Agreement and the Helport Business Combination, please see “Item 1. Business” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 as filed with the SEC on May 8, 2024.

Liquidity, Capital Resources and Going Concern

As of May 20, 2024 and March 31, 2024, the Company had cash outside the Trust Account of $14,637 and $223,969, respectively, available for working capital needs. Cash held in the Trust Account is generally unavailable for the Company’s use, prior to an initial Business Combination, and is restricted for use either in a Business Combination or to redeem Ordinary Shares. As of March 31, 2024 and December 31, 2023, none of the amount in the Trust Account was available to be withdrawn as described above. The Company’s cash held outside the Trust Account does not hold any cash taken from the Trust Account as of March 31, 2024 and December 31, 2023.

Until consummation of its Business Combination, the Company uses the funds not held in the Trust Account, and any additional Working Capital Loans (as defined in Note 5) for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.

The Company has until October 18, 2024, the end of the Combination Period, to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date and a further extension is not approved by the Company’s shareholders, there will be a mandatory liquidation and subsequent dissolution of the Company. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASU Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” Management has determined that the mandatory liquidation, should a Business Combination not occur within the Combination Period, approval for extension needed by the Company’s shareholders, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after October 18, 2024.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Additionally, the Company may need to raise additional capital in order to operate the Company’s business prior to the Company’s initial Business Combination through loans or additional investments. The Company’s officers, directors, Sponsor or affiliate of the Sponsor may, but are not obligated to loan the Company funds to meet working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

The impact of current conflicts around the globe, including Russia’s invasion of Ukraine and the Israel-Hamas war, and related sanctions, on the world economy is not determinable as of the date of these condensed financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed financial statements.

Note 2—Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.

Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, the Company’s unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three months ended March 31, 2024, are not necessarily indicative of the results that may be expected through December 31, 2024 or any future periods.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form10-K for the year ended December 31, 2023 as filed with the SEC on May 8, 2024, which contains the audited financial statements and notes thereto.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Use of Estimates

The preparation of the accompanying condensed financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires Management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the accompanying condensed financial statements, which Management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2024 and December 31, 2023.

Cash Held in Trust Account

As of March 31, 2024 and December 31, 2023 the assets held in Trust Account were held in an interest-bearing demand deposit account.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Ordinary Shares subject to possible redemption in accordance with the guidance in ASC 480. Ordinary Shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable Ordinary Shares (including Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Ordinary Shares are classified as shareholders’ equity. The Ordinary Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. As of March 31, 2024 and December 31, 2023, 10,608,802 Class A Ordinary Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s accompanying condensed balance sheets.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The Class A Ordinary Shares subject to possible redemption reflected on the accompanying condensed balance sheets as of March 31, 2024 and December 31, 2023 are reconciled on the following table:

Class A Ordinary Shares subject to possible redemption, December 31, 2022	$235,931,005
Less:
Redemption of Class A Ordinary Shares	(130,320,660)
Plus:
Remeasurement on Class A Ordinary Shares subject to possible redemption amount	9,554,011
Class A Ordinary Shares subject to possible redemption, December 31, 2023	115,164,356
Plus:
Remeasurement on Class A Ordinary Shares subject to possible redemption amount	1,639,957
Class A Ordinary Shares subject to possible redemption, March 31, 2024	$116,804,313

Income Taxes

The Company accounts for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the accompanying condensed financial statements. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. There are no taxes in the Cayman Islands and accordingly income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s condensed financial statements.

Share-based Compensation

The Company accounts for share-based compensation in accordance with FASB ASC Topic 718, “Compensation—Stock Compensation” (“ASC 718”)”. It defines a fair value-based method of accounting for an employee share option or similar equity instrument. The Company recognizes all forms of share-based payments, including share option grants, warrants and restricted share grants, at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest. Share-based payments, excluding restricted shares, are valued using a Black-Scholes option pricing model. Grants of share-based payment awards issued to nonemployees for services rendered have been recorded at the fair value of the share-based payment, which is the more readily determinable value. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service. Share-based compensation expenses are included in costs and operating expenses depending on the nature of the services provided in the condensed statements of operations.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and Management believes the Company is not exposed to significant risks on such account.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the accompanying condensed statements of operations. Derivative assets and liabilities are classified in the accompanying condensed balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Warrant Liabilities

The Company evaluated the Public Warrants and Private Placement Warrants, in accordance with FASB ASC Topic 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”), and concluded that a provision in the Warrant Agreement, dated October 13, 2021, by and between the Company and Continental (the “Warrant Agreement”), related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815-40, the Warrants are recorded as derivative liabilities on the accompanying condensed balance sheets and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with FASB ASC Topic 820, “Fair Value Measurement” (“ASC 820”), with changes in fair value recognized in the statement of operations in the period of change.

The fair value of the Public and Private Placement Warrants as of March 31, 2024 and December 31, 2023 are based on observable listed prices. Since the Private Placement Warrants have substantially the same terms as the Public Warrants, the Company determined the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant and therefore have the same value because the Private Placement Warrants are subject to the make-whole provisions, per the warrant agreement.

Fair Value of Financial Instruments

ASC 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Investments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The carrying amounts reflected in the accompanying condensed balance sheets for cash, prepaid expenses, cash held in trust account, accounts payable, and accrued expenses approximate fair value due to their short-term nature.

The three levels of the fair value hierarchy under ASC 820 are as follows:

●	Level 1—Quoted prices (unadjusted) in active markets for identical investments at the measurement date are used.

●	Level 2—Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

●	Level 3—Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. The inputs used in determination of fair value require significant judgment and estimation.

In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment is categorized in its entirety is determined based on the lowest level input that is significant to the investment. Assessing the significance of a particular input to the valuation of an investment in its entirety requires judgment and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the perceived risk of that investment.

See Note 9 for additional information on assets and liabilities measured at fair value.

Net (Loss) Income Per Ordinary Share

The Company applies the two-class method in calculating net (loss) income per Ordinary Share. The contractual formula utilized to calculate the redemption amount approximates fair value. The Class feature to redeem at fair value means that there is effectively only one class of Ordinary Share. Changes in fair value are not considered a dividend of the purposes of the numerator in the earnings per share calculation. Net (loss) income per ordinary share is computed by dividing the pro rata net income between the Class A Ordinary Share and the Class B Ordinary Share by the weighted average number of Ordinary Shares outstanding. The calculation of diluted income per Ordinary Share does not consider the effect of the Warrants issued in connection with the Initial Public Offering since the exercise of the Warrants are contingent upon the occurrence of future events and the inclusion of such Warrants would be anti-dilutive. The warrants are exercisable for 18,845,000 shares of Class A ordinary share in the aggregate.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

	For the three months ended March 31,	For the three months ended March 31,
	2024	2023
Ordinary Shares subject to possible redemption
Numerator: (Deficit) Earnings allocable to Redeemable Class A Ordinary Shares
Net (loss) income allocable to Class A Ordinary Share subject to possible redemption	$(99,098)	$628,097
Denominator: Redeemable Class A Ordinary Shares,
Basic and diluted weighted average shares outstanding	10,608,802	23,000,000
Basic and diluted net (loss) income per share, Redeemable Class A Ordinary Shares	$(0.01)	$0.03
Non-redeemable ordinary shares
Numerator: Net (loss) income allocable to Class B Ordinary Shares not subject to redemption
Net (loss) income allocable to Class B Ordinary Shares not subject to redemption	$(53,711)	$157,024
Denominator: Weighted Average non-redeemable Class B Ordinary Shares
Basic and diluted weighted average shares outstanding	5,750,000	5,750,000
Basic and diluted net (loss) income per share	$(0.01)	$0.03

Recent Accounting Standards

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 will be effective for the annual period ending December 31, 2024. The Company is currently assessing what impact, if any, ASU 2023-09 would have on its financial position, results of operations or cash flows.

Note 3—Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 20,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Public Share and one-half of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share (see Note 7). The Company granted the underwriters the Over-Allotment Option, exercisable for 45 days from the date of the prospectus for the Initial Public Offering, October 13, 2021, to purchase up to 3,000,000 additional Units. The underwriters exercised the Over-Allotment Option on November 3, 2021 by purchasing 3,000,000 Units at a purchase price of $10.00 per Unit.

Note 4—Private Placement

Simultaneously with the closing of the Initial Public Offering, the Prior Sponsor purchased an aggregate of 6,775,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($6,775,000 in the aggregate) in the Private Placement. Each Private Placement Warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the Private Placement will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. On November 3, 2021, pursuant to the exercise of the Over-Allotment Option (see Note 1), the Sponsor purchased an additional 570,000 Private Placement Warrants at a price of $1.00.

On July 18, 2023, in connection with the Sponsor Handover, the Prior Sponsor transferred 4,961,250 Private Placement Warrants to a designee of the Sponsor, pursuant to the Sponsor Handover Share Transfer Agreement. After the closing of the Sponsor Handover, the Prior Sponsor held 2,383,750 Private Placement Warrants.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Note 5—Related Party Transactions

Founder Shares

On March 15, 2021, the Prior Sponsor subscribed to purchase 7,187,500 Class B Ordinary Shares (the “Founder Shares”), and fully paid for those shares on March 19, 2021. In August 2021, the Prior Sponsor forfeited 1,437,500 Founder Shares, resulting in a decrease in the total number of Founder Shares from 7,187,500 to 5,750,000. All shares and associated amounts have been retroactively restated to reflect the share forfeiture.

In March 2021, the Prior Sponsor transferred 50,000 Founder Shares (25,000 shares each) to the former Chief Financial Officer and former Chief Operating Officer at their original purchase price. On July 18, 2023, as part of the Sponsor Handover, the former Chief Financial Officer and former Chief Operating Officer transferred 38,500 Founder Shares (19,250 each) to Chunyi (Charlie) Hao, President, Chief Financial Officer and Chairman of the Board of Directors and retained 11,500 Founder Shares (5,750 each).

In November 2021, the Prior Sponsor transferred a total of 150,000 Founder Shares or 25,000 shares to each of David Barksdale, Greg Boyd, David Jones, Alex Parker, Steven Rogers, and Robert Willis, each a former director of the Company (“former directors”), in each case for their par value. The Company estimated the fair value of the Founder Shares attributable to the such individuals to be $1,116,000 or $7.44 per share.

On July 18, 2023, the Company entered into the Sponsor Handover Securities Transfer Agreement with the Prior Sponsor and the Sponsor Purchasers, whereby the Prior Sponsor agreed to transfer to the Sponsor Purchasers, 3,046,634 Class B Ordinary Shares and 4,961,250 Private Placement Warrants, which the Prior Sponsor purchased in connection with the Initial Public Offering and Private Placement. In addition, the Sponsor Handover Sellers transferred an aggregate of 1,380,866 Class B Ordinary Shares to Chunyi (Charlie) Hao, our President, Chief Financial Officer and Chairman of the Board of Directors, pursuant to the Sponsor Handover Share Transfer Agreements. After the closing of the Sponsor Handover on July 18, 2023, the Sponsor Handover Sellers held an aggregate of 1,322,500 Class B Ordinary Shares, and the Prior Sponsor held 2,383,750 Private Placement Warrants.

The Prior Sponsor, the Company Sponsor, Prior Officers, Prior Directors, Anchor Investors (as defined below), the Management, and their respective designees and affiliates, have agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, or sold until the earlier of (i) one year after the completion of a Business Combination or (ii) subsequent to an initial Business Combination, (x) if the closing price of Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

A total of eleven anchor investors (the “Anchor Investors”) each purchased an allocation of Units as determined by the underwriters, in the Initial Public Offering at the offering price of $10.00 per unit. Pursuant to such Units, the Anchor Investors have not been granted any shareholder or other rights in addition to those afforded to the Company’s other Public Shareholders. Further, the Anchor Investors are not required to (i) hold any Units, Class A Ordinary Shares or Warrants they may purchase in the Initial Public Offering or thereafter for any amount of time, (ii) vote any Class A Ordinary Shares they may own at the applicable time in favor of the Business Combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of the Business Combination. The Anchor Investors have the same rights to the funds held in the Trust Account with respect to the Public Shares underlying the Units purchased in the Initial Public Offering as the rights afforded to the Company’s other Public Shareholders.

Each Anchor Investor has entered into separate investment agreements with the Company and the Prior Sponsor pursuant to which each Anchor Investor agreed to purchase a specified number of Founder Shares. Pursuant to the investment agreements, the Anchor Investors have agreed to (a) vote any Founder Shares held by them in favor of the Business Combination and (b) subject any Founder Shares held by them to the same lock-up restrictions as the Founder Shares held by the Prior Sponsor.

Administrative Support Agreement

In connection with the Initial Public Offering, the Company entered into the Administrative Support Agreement with the Prior Sponsor, to pay a total of $10,000 per month for office space, secretarial and administrative services. Upon the completion of an initial Business Combination or liquidation, the Company would cease paying these monthly fees. For the three month ended March 31, 2023, the Company recorded an expense totaling $30,000 which is included in general and administrative expenses in the condensed statement of operations. On June 30, 2023, in connection with the Sponsor Handover, the Administrative Support Agreement was terminated and the outstanding amount totaling $204,516 was cancelled.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Related Party Loans

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans could be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. The terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans as of March 31, 2024 and December 31, 2023.

In connection with the closing of the Sponsor Handover, on July 18, 2023, the Sponsor Purchasers caused $375,000 to be deposited into the Trust Account to support the first three months of the Extension from July 18, 2023 to October 18, 2023 (the “July 2023 Extension Deposit”). The Purchaser agreed to deposit into the Trust Account an additional $125,000 for each successive month, or portion thereof, that is needed by the Company to complete an initial Business Combination until the end of the Combination Period. Each month starting on October 17, 2023 through May 17, 2024, the Company made the monthly deposit totaling $125,000 to extend the date the Company has to complete a Business Combination until June 18, 2024.

On July 18, 2023, the Company issued an unsecured promissory note in an amount of $375,000 (the “July 2023 Promissory Note”), to Chunyi (Charlie) Hao, for the July 2023 Extension Deposit.

The July 2023 Promissory Note does not bear interest and will be due and payable on the earlier (a) the date that the Company consummates an initial Business Combination and (b) the date of the liquidation of the Company.

On September 13, 2023, the Company issued unsecured promissory notes in an aggregate amount of $2,125,000 to the Company’s officers and their affiliates, for the Company’s working capital needs (the “September 2023 Promissory Notes”). The September 2023 Promissory Notes do not bear interest and mature upon the earlier of on the earlier (a) the date that the Company consummates an initial Business Combination and (b) the date of the liquidation of the Company. As of March 31, 2024 and December 31, 2023, there was $2,125,000 and $1,625,000, respectively, from the September 2023 Promissory Notes outstanding.

The outstanding July 2023 Promissory Note and September 2023 Promissory Notes totaled $2,500,000 and $2,000,000 as of March 31, 2024 and December 31, 2023, respectively.

Note 6—Commitments and Contingencies

Registration and Shareholder Rights Agreement

Pursuant to the Registration Rights Agreement, the holders of the Founder Shares, Private Placement Warrants (and any Class A Ordinary Shares issuable upon the exercise of the Private Placement Warrants are entitled to registration rights. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of a Business Combination. The Company bears the expenses incurred in connection with the filing of any such registration statements.

Investment Banking Services

In February 2023, the Company entered into an agreement with a third-party investment banking company to provide certain investment banking services in connection with a potential Business Combination of a privately held company as described in Note 1 and a possible private placement by the Company to one or more potential investors of securities of the Company in connection with the potential Business Combination.

The Company agreed to reimburse the investment banking company for all reasonable out-of-pocket expenses, not to exceed $525,000. The Company incurred $98,089 of reimbursable expenses for the 3 month period ended March 31, 2023 which is included in the accompanying condensed statements of operations. In July 2023, the Company terminated the agreement with the third party investment banking company and incurred no additional expenses.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Note 7—Warrant Liability

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the Class A Ordinary Shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their Public Warrants on a cashless basis under the circumstances specified in the Warrant Agreement). The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following the initial Business Combination to have declared effective, a registration statement covering the issuance of Class A Ordinary Shares issuable upon exercise of the Warrants and to maintain a current prospectus relating to those Class A Ordinary Shares until the Warrants expire or are redeemed; provided, that if the Class A Ordinary Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Warrants have an exercise price of $11.50 per share. If (x) the Company issues additional shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) (with such issue price or effective issue price to be determined in good faith by the Board, and in the case of any such issuance to the Sponsor, Prior Sponsor, Prior Directors, Prior Officers and members of Management, or their affiliates, without taking into account any Founder Shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the Initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of each warrant will be adjusted (to the nearest cent) such that the effective exercise price per full share will be equal to 115% of the higher of (i) the Market Value and (ii) the Newly Issued Price, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of (i) the Market Value and (ii) the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that (1) the Private Placement Warrants and the Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (2) the Private Placement Warrants will be non-redeemable (except as described below) so long as they are held by the Sponsor or its permitted transferees, (3) the Private Placement Warrants may be exercised by the holders on a cashless basis and (4) the holders of the Private Placement Warrants (including with respect to the Ordinary Shares issuable upon exercise of the Private Placement Warrants) are entitled to registration rights. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

The Company may call the Public Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption; and

●	if, and only if, the last reported sale price of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for split-up of Ordinary Shares, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, Management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the Warrant Agreement.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

In no event will the Company be required to net cash settle any Warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Warrants will not receive any of such funds with respect to their Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such Warrants. Accordingly, the Warrants may expire worthless.

The Company accounts for the 18,845,000 Warrants issued in connection with the Initial Public Offering (including 11,500,000 Public Warrants and 7,345,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the Warrants do not meet the criteria for equity treatment thereunder, each Warrant must be recorded as a liability. The Private Placement Warrants have a provision whereby the Private Placement Warrants if transferred to persons other than permitted transferees shall upon transfer cease to be Private Placement Warrants and shall become Public Warrants. Because of this provision the Private Placement Warrants settlement amounts are dependent on the warrant holder and the Private Placement Warrants are not considered indexed to the Company’s ordinary shares therefore precluding equity classification. The Public Warrant tender provisions do not provide for the warrant holders and the underlying shareholders to receive the same pro rata settlement amount. Because of this tender offer provision it requires the Public Warrants to be classified as a liability because the settlement amount received by the warrant holder could be greater than the holder of the Company’s ordinary shares.

The accounting treatment of derivative financial instruments requires that the Company record the Warrants as derivative liabilities at fair value upon the closing of the Initial Public Offering. The Public Warrants have been allocated a portion of the proceeds from the issuance of the Units equal to its fair value. These warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to its current fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

Note 8—Shareholders’ Deficit

Class A Ordinary Shares

The Company is authorized to issue 90,000,000 Class A Ordinary Shares with a par value of $0.0001 per share. At March 31, 2024 and December 31, 2023, there were no Class A Ordinary Shares issued and outstanding, excluding 10,608,802 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares

The Company is authorized to issue 10,000,000 Class B Ordinary Shares with a par value of $0.0001 per share. At March 31, 2024 and December 31, 2023, there were 5,750,000 Class B Ordinary Shares issued and outstanding.

Shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders; provided that, prior to the completion of the initial Business Combination, holders of the Class B Ordinary Shares have the right to elect all of the Company’s directors and remove members of the Board for any reason. Holders of the Public Shares are not entitled to vote on the Company’s election of directors during such time. These provisions of the Amended and Restated Memorandum governing the appointment or removal of directors prior to the initial Business Combination may only be amended by a special resolution passed by no less than two-thirds of the Ordinary Shares who attend and vote at the Company’s general meeting, which shall include the affirmative vote of a simple majority of the Class B Ordinary Shares. With respect to any other matter submitted to a vote of the Company’s shareholders, including any vote in connection with the initial Business Combination, holders of the Class A Ordinary Shares and holders of the Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law.

The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the initial Business Combination, or earlier at the option of the holders, on a one-for-one basis. In the case that additional Class A Ordinary Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, including pursuant to a specified future issuance, the ratio at which Class B Ordinary Shares shall convert into Class A Ordinary Shares will be adjusted (unless the holders of a majority of the then-outstanding Class B Ordinary Shares agree to waive such adjustment with respect to any such issuance or deemed issuance, including a specified future issuance) so that the number of Class A Ordinary Shares issuable upon conversion of all Class B Ordinary Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all Ordinary Shares outstanding upon the completion of the Initial Public Offering plus all Class A Ordinary Shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued or issuable to any seller in the initial Business Combination).

Preferred Shares

The Company is authorized to issue 1,000,000 shares of preferred shares, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Board. At March 31, 2024 and December 31, 2023, there were no preferred shares issued or outstanding.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Dividends

The Company has not paid any cash dividends on the Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of the initial Business Combination.

Note 9—Fair Value Measurements

The following table presents information about the Company’s financial liabilities that are measured at fair value on a recurring basis as of March 31, 2024 and December 31, 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	As of March 31, 2024
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability – Public Warrants	$805,000	$—	$—	$805,000
Warrant liability - Private Placement Warrants	—	514,150	—	514,150
Total	$805,000	$514,150	$—	$1,319,150

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability – Public Warrants	$230,000	$—	$—	$230,000
Warrant liability - Private Placement Warrants	—	146,900	—	146,900
Total	$230,000	$146,900	$—	$376,900

As of March 31, 2024 and December 31, 2023 estimated fair value of the Public Warrants was determined by their public trading price and the Private Placement Warrants estimated value was based on the public trading price of the Public Warrants. The reason for the Private Placement Warrants being estimated as the same value as the Public Warrants was because of the make-whole provisions, whereby, the Private Placement Warrants are subject to the same redemption rights as the Public Warrants (see Note 7). The estimated fair value of the Private Placement Warrants are determined using Level 2 inputs.

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. There were no transfers to/from Levels 1, 2, and 3 during the three months ended March 31, 2024 and 2023.

Note 10—Share-Based Compensation

Under ASC 718, share-based compensation associated with equity-classified awards is measured at fair value upon the grant date and expensed when earned, unless there is a modification in the award.  For the 3 months ended March 31, 2024 and 2023 there was no share-based compensation recognized.

Note 11—Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheets date up to the date that the accompanying condensed financial statements were issued. Based upon this review, other than as set forth below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the accompanying condensed financial statements.

On April 17, 2024 and May 17, 2024, respectively, the Company made two the monthly deposits of $125,000 each to extend the date the Company has to complete a Business Combination until June 18, 2024.

TRISTAR ACQUISITION I CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

On April 17, 2024, the Company received a notice (the “NYSE Notice”) from the New York Stock Exchange (“NYSE”) that the Company is not in compliance with Section 802.01E of the NYSE Listed Company Manual as a result of its failure to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) with the SEC. The NYSE Notice had no immediate effect on the listing of the Company’s Ordinary Shares on NYSE. On May 8, 2024, the Company filed its Form 10-K, and as a result, on May 8, 2024, NYSE notified the Company that it is back in compliance with Section 802.01E of the NYSE Listed Company Manual.

On April 24, 2024, Michael H. Liu notified the Board of his resignation as Chief Financial Officer and director of the Company, effective on April 23, 2024. On April 29, 2024, the Board appointed (i) Chunyi (Charlie) Hao, the Company’s President and Chairman of the Board, as the Chief Financial Officer of the Company, effective on April 29, 2024, and (ii) Xiaoma (Sherman) Lu, the Company’s Chief Executive Officer, as a director of the Company, to fill the vacancy left by Mr. Liu’s departure, effective on April 29, 2024.

On April 26, 2024, Tristar entered into lock-up agreements (the “Amended Lock-Up Agreements”) with two shareholders of Helport (the “Helport Investors”), pursuant to which the Helport Investors agreed not to execute a Prohibited Transfer (as defined in the Amended Lock-Up Agreements) during the Lock-Up Period (as defined in the Amended Lock-Up Agreements), provided, however, (i) each Helport Investor would be permitted to transfer the Lock-Up Securities during the Lock-Up Period to certain other shareholders of Helport, subject to certain trading volume limitations, and (ii) if each Helport Investor made a credit facility available to Helport of at least $2,000,000 and $4,000,000, respectively, the Lock-Up Securities would be subject to early release upon the twelve-month anniversary of the Closing. To date, both of the lines of credit have been granted and therefore any Lock-up Securities held by Stony Holdings Limited and Hades Capital are now subject to release.

On May 3, 2024, the Company issued (i) an unsecured promissory note in the principal amount of up to $400,000 to Chunyi (Charlie) Hao, the Company’s President, Chief Financial Officer and Chairman of the Board of the Company, and (ii) an unsecured promissory note in the principal amount of up to $200,000 to Xiaoma (Sherman) Lu, the Company’s Chief Executive Officer and a director of the Company, in connection with working capital loans to the Company.

On May 18, 2024, the Company and PubCo entered into subscription agreements with three investors on substantially same terms (the “PIPE Investors”), pursuant to which, among other things, PubCo has agreed to issue and sell to the PIPE Investors, and the PIPE Investors have agreed to subscribe for and purchase certain number of ordinary shares of PubCo at a purchase price equal to the lower of (i) $10.80 per share or (ii) the per share redemption price for public shareholders in connection with the Business Combination, for an aggregate purchase price of $15,000,000, in a private placement.

On June 17, 2024, the Company made a monthly deposit of $125,000 to extend the date that the Company has to complete a Business Combination until July 18, 2024.

On July 18, 2024, the Company made a monthly deposit of $125,000 to extend the date that the Company has to complete a Business Combination until August 18, 2024.

TRISTAR ACQUISITION I CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tristar Acquisition I Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Tristar Acquisition I Corp. (the “Company”) as of December 31, 2023 and 2022, the related statements of operations, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 , in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of completing a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses on or before October 18, 2024. The Company entered into a business combination agreement with a business combination target on November 12, 2023, as amended on December 18, 2023; however, the completion of this transaction is subject to the approval of the Company’s shareholders among other conditions. There is no assurance that the Company will obtain the necessary approvals, satisfy the required closing conditions, raise the additional capital it needs to fund its operations, and complete the transaction prior to October 18, 2024, if at all. The Company also has no approved plan in place to extend the business combination deadline and fund operations for any period of time after October 18, 2024 in the event that it is unable to complete a business combination by that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

New York, NY

May 8, 2024

TRISTAR ACQUISITION I CORP.

BALANCE SHEETS

December 31,

	2023	2022
ASSETS

CURRENT ASSETS:
Cash	$436,317	$587,546
Prepaid expenses	217,255	258,535
Total current assets	653,572	846,081

Cash and Investments held in trust account	115,166,848	235,933,496

TOTAL ASSETS	$115,820,420	$236,779,577

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$238,824	$99,514
Accrued expenses	379,242	198,580
Total current liabilities	618,066	298,094

LONGTERM LIABILITIES:
Promissory notes - related parties	2,000,000	-
Derivative warrant liabilities	376,900	565,350
Deferred underwriting fee payable	-	10,350,000
Total long term liabilities	2,376,900	10,915,350

Total liabilities	2,994,966	11,213,444

Commitments and contingencies
Class A ordinary shares subject to possible redemption, 10,608,802 at $10.86 and 23,000,000 at $10.26 redemption value as of December 31, 2023 and 2022, respectively	115,164,356	235,931,005

Shareholders’ deficit:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Class A ordinary shares, $0.0001 par value; 90,000,000 shares authorized; no shares issued and outstanding	-	-

Class B ordinary shares, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding	575	575
Additional paid-in capital	3,495,690	-
Accumulated deficit	(5,835,167)	(10,365,447)
Total shareholders’ deficit	(2,338,902)	(10,364,872)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$115,820,420	$236,779,577

The accompanying notes are an integral part of these financial statements.

TRISTAR ACQUISITION I CORP.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

	2023	2022

General and administrative expenses	$(2,365,310)	$(996,769)
Loss from operations	(2,365,310)	(996,769)

Other income
Interest income	12,182	5,247
Interest income - cash held in trust	8,804,012	3,631,005
Change in fair value of warrant liability	188,450	9,119,050
Forgiveness of deferred underwriting fee payable	481,275	-
Total other income	9,485,919	12,755,302
Net income	$7,120,609	$11,758,533

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to redemption	17,364,551	23,000,000
Basic and diluted net income per share, Class A ordinary shares subject to redemption	$0.31	$0.41
Basic and diluted weighted average shares outstanding, Class B ordinary shares	5,750,000	5,750,000
Basic and diluted net income per share, Class B ordinary shares	$0.31	$0.41

The accompanying notes are an integral part of these financial statements.

TRISTAR ACQUISITION I CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance - December 31, 2021	-	$-	5,750,000	$575	$-	$(18,492,975)	$(18,492,400)
Remeasurement of Class A ordinary shares to redemption amount as of December 31, 2022	-	-	-	-	-	(3,631,005)	(3,631,005)
Net income	-	-	-	-	-	11,758,533	11,758,533
Balance December 31, 2022	-	-	5,750,000	575	-	(10,365,447)	(10,364,872)
Remeasurement of Class A ordinary shares to redemption amount as of December 31, 2023	-	-	-	-	(6,963,682)	(2,590,329)	(9,554,011)
Forgiveness of deferred underwriting fee payable	-	-	-	-	9,868,725	-	9,868,725
Share based compensation	-	-	-	-	35,535	-	35,535
Prior Sponsor capital contribution	-	-	-	-	191,628	-	191,628
Initial fair value adjustment of convertible promissory note - related party	-	-	-	-	99,976	-	99,976
Forgiveness of service administrative fees	-	-	-	-	204,516	-	204,516
Forgiveness of convertible promissory note - related party	-	-	-	-	58,992	-	58,992
Net income	-	-	-	-	-	7,120,609	7,120,609
Balance December 31, 2023	-	$-	5,750,000	$575	$3,495,690	$(5,835,167)	$(2,338,902)

The accompanying notes are an integral part of these financial statements.

TRISTAR ACQUISITION I CORP.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,120,609	$11,758,533
Adjustments to reconcile net income to net cash used in operating activities:
Change in derivative warrant liabilities	(188,450)	(9,119,050)
Interest income earned on investment held in Trust Account	(8,804,012)	(3,631,005)
Forgiveness of deferred underwriting fee payable	(481,275)	-
Service administrative fees	60,000	-
Share based compensation	35,535	-
Changes in operating assets and liabilities:
Prepaid expenses	41,280	308,398
Accounts payable	139,310	(32,027)
Accrued expenses	325,178	155,705
Net cash used in operating activities	(1,751,825)	(559,446)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash withdrawal from Trust Account	130,320,660	-
Cash deposited into Trust Account	(750,000)	-
Net cash provided by investing activities	129,570,660	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemptions of Class A ordinary shares	(130,320,660)	-
Proceeds from promissory note - related party	2,000,000	-
Proceeds from Prior Sponsor	350,596	-
Payment of offering costs	-	(85,000)
Net cash used in financing activities	(127,970,064)	(85,000)

NET DECREASE IN CASH	(151,229)	(644,446)

CASH BEGINNING OF PERIOD	587,546	1,231,992

CASH END OF PERIOD	$436,317	$587,546

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Initial fair value adjustment Prior Sponsor Working Capital Loan Promissory Note	$99,976	$-
Forgiveness of Prior Sponsor Working Capital Loan Promissory Note	$58,992	$-
Forgiveness of administrative support fees	$204,516	$-
Forgiveness of deferred underwriting fee payable allocated to additional paid in capital	$9,868,725	$-
Remeasurement of Class A ordinary shares to redemption amount	$9,554,011	$3,631,005

The accompanying notes are an integral part of these financial statements.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1—Description of Organization and Business Operations and Liquidity

Tristar Acquisition I Corp.  (the “Company”) is a blank check company incorporated in the Cayman Islands on March 5, 2021. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses (a “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2023 and December 31, 2022, the Company had not yet commenced any operations. All activity through December 31, 2023 relates to the Company’s formation and the Initial Public Offering (as defined below) and since completion of the IPO, searching for a target with which to consummate a Business Combination and consummating such Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31st as its fiscal year end.

The Company’s prior sponsor was Tristar Holdings I LLC, a Delaware limited liability company (the “Prior Sponsor”). On July 18, 2023, upon the consummation of the Sponsor Handover (as defined below), Navy Sail International Limited, a British Virgin Islands company (the “Sponsor”), became the new sponsor of the Company.

Initial Public Offering

The registration statement for the Initial Public Offering was declared effective on October 13, 2021. On October 18, 2021, the Company consummated its initial public offering (the “Initial Public Offering”) of 20,000,000 units (the “Units” and, with respect to the shares of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), included in the Units, the “Public Shares”), at $10.00 per Unit, generating total gross proceeds of $200,000,000 (see Note 3). On November 3, 2021, the underwriters exercised the over-allotment option (“Over-Allotment Option”) and purchased an additional 3,000,000 Units, generating gross proceeds of $30 million (see Note 3). Each Unit consists of one Public Share and one-half of one redeemable warrant (each a “Public Warrant”).

Simultaneously with the closing of the Initial Public Offering and exercise of the Over-Allotment Option, the Company consummated the sale of 7,345,000 warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to the Prior Sponsor (the “Private Placement”) generating gross proceeds of $7,345,000 (see Note 4). Each whole Warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share.

Transaction costs amounted to $25,995,754, consisting of $4,600,000 of underwriting fees, $10,350,000 of deferred underwriting fees, $12,546,764 for the fair value of the Founder Shares (as defined in Note 5) attributable to the Anchor Investors (as defined in Note 5), and $1,003,989 of offering costs, partially offset by the reimbursement of $2,505,000 of offering expenses by the underwriters. The Company’s remaining cash after payment of the offering costs was held outside of the Company’s U.S.-based trust account (the “Trust Account”) for working capital purposes.

Following the closing of the Initial Public Offering and Over-Allotment Option, an amount of $232,300,000 from the net proceeds of the (i) sale of the Units in the Initial Public Offering , (ii) exercise of the Over-Allotment Option and the sale of the Private Placement Warrants in the Private Placement was placed in the Trust Account and invested only in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. To mitigate the risk that the Company might be deemed an investment company for purposes of the Investment Company Act, on November 9, 2023, the Company instructed Continental Stock Transfer & Trust Company (“Continental”), the trustee with respect to the Trust Account, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank, with Continental continuing to act as trustee. As a result, following the liquidation of investments in the Trust Account, the remaining proceeds from the Initial Public Offering, Over-Allotment Option and Private Placement are no longer invested in U.S. government securities or money market funds.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), the proceeds held in the Trust Account will not be released from the Trust Account until the earlier of: (i) the completion of the initial Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (as amended and currently in effect, the “Amended and Restated Memorandum”) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the initial Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity; and (iii) failure by the Company to complete an initial Business Combination within the Combination Period and the return of the funds held in the Trust Account to the holder of its Public Shares (“Public Shareholders”) as part of the redemption of the Public Shares. If the Company is unable to complete the initial Business Combination, the Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and the Warrants will expire worthless.

The Company will provide its Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, in its sole discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount held in the Trust Account ($10.86 per share as of December 31, 2023), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses). There will be no redemption rights upon the completion of a Business Combination with respect to the Warrants. The Class A Ordinary Shares are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”).

The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of Business Combination. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum as then in effect, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Prior Sponsor, Sponsor, Prior Officers (as defined below), Prior Directors (as defined below), Anchor Investors, and the Company’s current management team (the “Management”) have agreed to vote any Founder Shares held by them, and any Public Shares purchased in or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or whether they were a Public Shareholder on the record date for the general meeting held to approve the proposed transaction.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Memorandum provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Prior Sponsor, Sponsor, Prior Officers, Prior Directors, Anchor Investors, and the Management, and their respective designees and affiliates have agreed to (i) waive their redemption rights with respect to any Founder Shares they hold in connection with the completion of an initial Business Combination, (ii) waive their redemption rights with respect to any Founder Shares and Public Shares they hold in connection with a shareholder vote to approve an amendment to the Amended and Restated Memorandum to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within the Combination Period or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if the Company fails to complete an initial Business Combination within the Combination Period. However, if such persons acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

The Company will have until October 18, 2024 if it utilizes the full Extension (as defined below) to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors (the “Board”), liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

In order to protect the amounts held in the Trust Account, the Prior Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.10 per Public Share or (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.10 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay the Company’s tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Prior Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Extension of the Combination Period

The Company initially had until July 18, 2023, 21 months from the closing of the Initial Public Offering, to consummate its initial Business Combination. On June 18, 2023, the Company held an extraordinary general meeting of shareholders, at which its shareholders approved, among other things, an amendment to the Amended and Restated Memorandum (the “Memorandum Amendment”) to (i) extend the date by which it has to complete a Business Combination from July 18, 2023 to October 18, 2023, and without another shareholder vote, to further extend the such period for an additional one (1) month as needed, on a month-to-month basis, up to twelve (12) times, until October 18, 2024 (the “Extension”), and (ii) remove the limitation that the Company may not redeem Public Shares to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), of less than $5,000,001 (the “Redemption Limitation”) in order to allow the Company to redeem Public Shares irrespective of whether such redemption would exceed the Redemption Limitation.

In connection with the Memorandum Amendment, on July 18, 2023, shareholders holding 12,391,198 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $130,320,660 (approximately $10.52 per share) was removed from the Trust Account to pay such holders. Following redemptions, the Company had 10,608,802 Public Shares outstanding.

Sponsor Handover

On July 18, 2023, the Company entered into a securities transfer agreement (the “Sponsor Handover Securities Transfer Agreement”) by and among the Prior Sponsor and the Sponsor and its designees (the “Sponsor Purchasers”), whereby the Prior Sponsor agreed to transfer to the Sponsor Purchasers 3,046,634 of the Company’s Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”) and 4,961,250 Private Placement Warrants, which the Prior Sponsor purchased in connection with the Initial Public Offering and Private Placement. In addition, all other holders of Class B Ordinary Shares at July 18, 2023 (together with the Prior Sponsor, the “Sponsor Handover Sellers”) transferred an aggregate of 1,380,866 of their Class B Ordinary Shares to Chunyi (Charlie) Hao, President, Chief Financial Officer and Chairman of the Board of Directors, pursuant to  founder share transfer agreements executed by each respective holder on July 18, 2023 (the “Sponsor Handover Share Transfer Agreements” and collectively with the Sponsor Handover Securities Transfer Agreement, such transfers, the agreements executed in connection therewith (including the transactions contemplated therein) and the Management Changes (as defined below), the “Sponsor Handover”). After the closing of the Sponsor Handover on July 18, 2023, the Sponsor Handover Transferors held an aggregate of 1,322,500 Class B Ordinary Shares, and the Prior Sponsor held 2,383,750 Private Placement Warrants. In connection with the Sponsor Handover Securities Transfer Agreement, any accounts payable and accrued expenses in excess of $200,000 that were incurred by the Company prior to the Sponsor Handover was the responsibility of the Prior Sponsor to settle (the “Company Liability”). Following the transaction, any remaining liabilities incurred by the Company prior to the Sponsor Handover and any liabilities incurred post-the Sponsor Handover, continued as a liability to the Company. The Company incurred $191,628 in excess of the $200,000 Company Liability. The Prior Sponsor paid $191,628 for outstanding accounts payable and accrued expenses, which was recorded as additional paid-in capital for the year ended December 31, 2023.

In connection with the Sponsor Handover, the Company, the Prior Officers, Prior Directors, and the Sponsor Purchasers entered into additional agreements whereby: (i) the Sponsor Purchasers each signed a joinder agreement (the “Joinder Agreement”) to become a party to the Letter Agreement (the “Insider Agreement”) and the Registration Rights Agreement (“Registration Rights Agreement”), both dated October 13, 2021 and entered into in connection with the Initial Public Offering, by and among the Company, the Prior Sponsor and certain equity holders of the Company; and (ii) the Insider Agreement was amended by the parties thereto to allow for the Transfer (the “Letter Agreement Amendment”). In addition, upon the closing of the Sponsor Holdover, the underwriters of the Initial Public Offering waived their respective entitlement to the payment of any deferred underwriting fees to be paid under the terms of Section 2(c) and Section 5(bb) of the Underwriting Agreement dated October 13, 2021 (the “Underwriting Agreement”). Additionally, the Company terminated the Administrative Support Agreement, dated October 13, 2021, with the Prior Sponsor (the “Administrative Support Agreement”) entered into in connection with the Initial Public Offering (see Note 5).

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

As part of the Sponsor Handover, the Company also changed its management (the “Management Changes”) and the Board as follows:  (i) effective as of July 18, 2023,  Chunyi (Charlie) Hao replaced William M. Mounger as Chief Executive Officer and director, and Michael H. Liu replaced Timothy Allen Dawson as Chief Financial Officer, and Mr. Liu was also appointed as a director of the Board; (ii) effective as of July 18, 2023, Cathy Martine-Dolecki (collectively with William M. Mounger and Timothy Allen Dawson, the “Prior Officers”) tendered her resignation as Chief Operating Officer and director and Robert Willis tendered his resignation as director; and (iii) effective August 14, 2023, Greg Boyd, David Jones, David Barksdale, Alex Parker and Steven Rogers (collectively with William M. Mounger, Cathy Martine-Dolecki and Robert Willis, the “Prior Directors”) tendered their resignations as directors. We then appointed each of Xinyue (Jasmine) Geffner, Stephen Markscheid and Wang Chiu (Tommy) Wong to fill the vacancies left by departing Messrs. Boyd, Jones, Barksdale, Parker and Rogers. Additionally, effective on September 13, 2023, the Board appointed (x) Chunyi (Charlie) Hao as the President and Chairman of the Board, following his resignation as Chief Executive Officer, (y) Xiaoma (Sherman) Lu as the Company’s Chief Executive Officer to fill in the vacancy left by Chunyi (Charlie) Hao as Chief Executive Officer, and (z) Ri (Richard) Yuan as its Chief Investment Officer.

On April 24, 2024, Michael H. Liu notified the Board of his resignation as Chief Financial Officer and director of the Company, effective on April 23, 2024. On April 29, 2024, the Board appointed (i) Chunyi (Charlie) Hao, the Company’s President and Chairman of the Board, as the Chief Financial Officer of the Company, effective on April 29, 2024, and (ii) Xiaoma (Sherman) Lu, the Company’s Chief Executive Officer, as a director of the Company, to fill the vacancy left by Mr. Liu’s departure, effective on April 29, 2024.

As part of the Sponsor Handover, the Prior Sponsor paid for certain expenses incurred by the Company as part of the Sponsor Handover. The Prior Sponsor paid a total of $191,628 of expenses incurred.The Prior Sponsor payments are considered capital contributions to the Company and is included as additional paid-in capital for the year ended December 31, 2023.

Business Combination Agreement

On November 12, 2023, the Company entered into the Business Combination Agreement (“Helport Business Combination Agreement”) with Helport AI Limited, a British Virgin Islands business company (“PubCo”), Merger I Limited, a British Virgin Islands business company and a wholly-owned subsidiary of PubCo (“the First Merger Sub”), Merger II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of PubCo (“the Second Merger Sub”), Helport Limited, a British Virgin Islands business company (“Helport”), the Sponsor and Extra Technology Limited, a BVI business company, in the capacity as the representative of the Helport Shareholders (“the Seller Representative”). Pursuant to the Helport Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the Helport Business Combination (the “Closing”), (i) the First Merger Sub will merge with and into Helport (the “First Merger”), with Helport surviving the First Merger as a wholly-owned subsidiary of PubCo and the outstanding securities of Helport being converted into the right to receive securities of PubCo; and (b) following the First Merger, the Second Merger Sub will merge with and into the Company (the “Second Merger.” and together with the First Merger, the “Mergers”), with the Company surviving the Second Merger as a wholly-owned subsidiary of PubCo and the Company’s outstanding securities being converted into the right to receive securities of PubCo. Capitalized terms not defined but otherwise used in the following description have the meanings ascribed to them in the Helport Business Combination Agreement.

On December 18, 2023, the Company entered into the Helport Business Combination Agreement Amendment with PubCo, the First Merger Sub, the Second Merger Sub, Helport, the Sponsor and the Seller Representative, which amended the Helport Business Combination Agreement to (i) remove the Earnout and the related Earnout Escrow and (ii) reduce the Aggregate Merger Consideration Amount from three hundred and fifty million U.S. dollars ($350,000,000) to three hundred and thirty-five million U.S. dollars ($335,000,000).

Consideration

Under the Helport Business Combination Agreement, the Aggregate Merger Consideration Amount to be paid to the shareholders of Helport is $335,000,000, pursuant to the Helport Business Combination Agreement Amendment, subject to net debt and working capital adjustments, and will be paid entirely in newly issued ordinary shares of PubCo, with each share valued at the per share price.

On the Closing Date immediately prior to the First Merger Effective Time, each Company Preferred Share (authorized but not issued as of December 31, 2023), if any, that is issued and outstanding immediately prior to the First Merger Effective Time shall be canceled in exchange for the right to receive a number of the ordinary shares, par value $1.00 each, of Helport, upon and after completion of the Reorganization (as defined below) (the “Helport Ordinary Shares”), at the then effective conversion rate (the “Conversion”). As a result of the Mergers, (a) each ordinary share of Helport that is issued and outstanding immediately prior to the First Merger Effective Time and after the Conversion shall be cancelled and converted into the right to receive 100% of such number of ordinary shares of PubCo equal to the Exchange Ratio; (b) each of the convertible securities of Helport, to the extent then outstanding and unexercised immediately prior to the First Merger Effective Time, shall be cancelled, retired and terminated; (c) each of the Company’s Ordinary Shares that is issued and outstanding immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive one PubCo ordinary share; and (d) each of the Company’s outstanding Public Warrants and Private Placement Warrant shall be converted into one PubCo Public Warrant or one PubCo Private Warrant, respectively.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

Helport Reorganization

Helport Pte. Ltd., a Singapore exempt private company limited by shares (“Helport Pte”), has entered into certain agreements (together with all agreements, deeds, instruments or other documents as may be necessary or appropriate, the “Reorganization Documents”) with Helport Holdings Limited, certain minority shareholders of Helport, Helport, Helport Group Limited, Helport Pte, and Helport AI, Inc, to implement and effect a reorganization pursuant to the terms and conditions of the Reorganization Documents (the “Reorganization”). The Reorganization Documents were executed throughout the period from October 2023 to December 2023, and on December 22, 2023, the Reorganization was completed.

Covenants of the Parties

Each party agreed in the Helport Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Helport Business Combination Agreement contains certain customary covenants by each of the parties during the period between the signing of the Helport Business Combination Agreement and the earlier of the Closing or the termination of the Helport Business Combination Agreement in accordance with its terms, including covenants regarding: (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business (subject to certain exceptions); (3) provision of financial statements of Target Companies; (4) the Company’s public filings; (5) “no shop” obligations; (6) no insider trading; (7) notifications of certain breaches, consent requirements or other matters; (8) efforts to consummate the Closing and obtain third-party and regulatory approvals and efforts to cause PubCo to maintain its status as a “foreign private issuer” under Rule 3b-4 of the Exchange Act; (9) further assurances; (10) public announcements; (11) confidentiality; (12) indemnification of directors and officers and tail insurance; (13) use of trust proceeds after the Closing; (14) efforts to support a private placement or backstop arrangements, if sought; (15) intended tax treatment of the Mergers and (16) use of Trust Account proceeds.

Helport also agreed to cause certain of its shareholders to each enter into a Key Seller Lock-Up Agreement (as defined below).

In addition, the parties agreed to take all necessary actions to cause PubCo’s board of directors immediately after the Closing to consist of five directors, including: (i) two persons who are designated by the Company prior to the Closing as independent directors; and (ii) three persons who are designated by Helport prior to the Closing.

The Helport Business Combination Agreement and the consummation of the Helport Business Combination require the approval of both the Company’s shareholders and the holders of Helport Ordinary Shares as of the Closing (each, a “Helport Shareholder”). The Company and PubCo also agreed to jointly prepare, and PubCo shall file with the SEC, the Helport Registration Statement in connection with the registration under the Securities Act of the issuance of securities of PubCo to the holders of (i) the Company’s Ordinary Shares and Warrants and (i) Helport’s ordinary shares and warrants, and containing a proxy statement/prospectus for the purpose of soliciting proxies from the Company’s shareholders for the matters relating to the Helport Business Combination to be acted on at the extraordinary general meeting of the Company’s shareholders and providing such shareholders an opportunity to participate in the redemption of their Public Shares upon the Closing (the “Redemption”). Helport agreed to call a meeting of its shareholders or cause a written resolution to be passed, as promptly as practicable after the Helport Registration Statement has become effective, in order to obtain the approval of Helport Shareholders for the approval of the Helport Business Combination Agreement and the Helport Business Combination, and Helport agreed to use its commercially reasonable efforts to solicit from the Helport Shareholders proxies prior to such special meeting or written resolution, and to take all other actions necessary or advisable to secure the approval of the Helport Shareholders.

Conditions to Closing

The obligations of the parties to consummate the Helport Business Combination are subject to various conditions, including the following mutual conditions of the parties, unless waived: (1) the approval of the Helport Business Combination Agreement and the Helport Business Combination and related matters by the requisite vote of the Company and the Helport shareholders; (2) obtaining material regulatory approvals; (3) no law or order preventing or prohibiting the Helport Business Combination; (4) the Company or PubCo shall have consolidated net tangible assets of at least $5,000,001 (as calculated and determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to the Closing (after giving effect to the Redemption) or upon the Closing after giving effect to the Mergers (including the Redemption), or PubCo otherwise is exempt from the provisions of Rule 419 promulgated under the Exchange Act (i.e. one of several exclusions from the “penny stock” rules of the SEC applies and the Company relies on another exclusion); (5) amendment by the shareholders of PubCo of PubCo’s memorandum and articles of association; (6) the effectiveness of the Helport Registration Statement; (7) appointment of the post-closing directors of PubCo; and (8) Nasdaq Stock Market LLC or NYSE listing requirements, as applicable, having been fulfilled.

In addition, unless waived by Helport, the obligations of Helport, PubCo, the First Merger Sub and the Second Merger Sub to consummate the Helport Business Combination are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (1) the representations and warranties of the Company being true and correct on and as of the Closing (subject to Material Adverse Effect); (2) the Company having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Helport Business Combination Agreement required to be performed or complied with by us on or prior the date of the Closing; (3) absence of any Material Adverse Effect with respect to the Company since the date of the Helport Business Combination Agreement which is continuing and uncured; (4) receipt by the Company and PubCo of the First Amendment to Registration Rights Agreement (as defined below); (5) each of the Sellers shall have received from PubCo a registration rights agreement covering the merger consideration shares received by the Sellers duly executed by PubCo; and (6) receipt by Helport and PubCo of employment agreements between certain management persons from Helport and Helport or the Company, in each case effective as of Closing.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

Unless waived by the Company, the Company’s obligations to consummate the Helport Business Combination are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (1) the representations and warranties of Helport, PubCo, the First Merger Sub, and the Second Merger Sub being true and correct on and as of the Closing (subject to Material Adverse Effect on the Target Companies, taken as a whole); (2) the Company, PubCo, the First Merger Sub, and the Second Merger Sub having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Helport Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (3) absence of any Material Adverse Effect with respect to the Target Companies (taken as a whole) since the date of the Helport Business Combination Agreement which is continuing and uncured; (4) the Non-Competition and Non-Solicitation Agreement (as defined below), the Employment Agreements, the First Amendment to Registration Rights Agreement, and each Key Seller Lock-Up Agreement shall be in full force and effect from the Closing; (5) resignation of the directors and officers of the Helport as requested by us prior to the Closing; and (6) the Company shall have received evidence that Helport shall have terminated, extinguished and cancelled all of its outstanding convertible securities.

Termination

The Helport Business Combination Agreement may be terminated at any time prior to the Closing by either the Company or Helport if the Closing does not occur by September 30, 2024, or such other date as may be extended pursuant to the Helport Business Combination Agreement.

The Helport Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior the Closing, including, among other reasons: (1) by mutual written consent of the Company and the Helport; (2) by either the Company or Helport if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Helport Business Combination, and such order or other action has become final and non-appealable; (3) by Helport for the Company’s uncured breach of the Helport Business Combination Agreement, such that the related Closing condition would not be met; (4) by the Company for the uncured breach of the Helport Business Combination Agreement by Helport, PubCo, the First Merger Sub, or the Second Merger Sub, such that the related Closing condition would not be met; (5) by either the Company or Helport if we hold the Company’s shareholder meeting to approve the Helport Business Combination Agreement and the Helport Business Combination, and such approval is not obtained; and (6) by either the Company or Helport if Helport holds its shareholder meeting to approve the Helport Business Combination Agreement and the Helport Business Combination, and such approval is not obtained.

The Helport Business Combination Business Combination Agreement will terminate automatically if, by September 30, 2024, (i) the Reorganization has not been completed or (ii) Helport has not delivered the applicable PCAOB Financial Statements.

Helport shall pay the Company a termination fee of three million U.S. dollars ($3,000,000) plus expenses, in the event that (i) the Helport Business Combination Agreement is automatically terminated or (ii) the Helport Business Combination Agreement is terminated by the Company for uncured breach of the Helport Business Combination Agreement by Helport, PubCo, the First Merger Sub, or the Second Merger Sub.

If the Helport Business Combination Agreement is terminated, all further obligations of the parties under the Helport Business Combination Agreement (except for certain obligations related to the Termination Fee, confidentiality, effect of termination, fees and expenses, trust fund waiver, miscellaneous and definitions to the foregoing) will terminate, no party to the Helport Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Helport Business Combination Agreement prior to termination.

Trust Account Waiver

Helport, PubCo, the First Merger Sub and the Second Merger Sub have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Company’s Trust Account held for the Company’s Public Shareholders, and have agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

The foregoing descriptions of the Helport Business Combination Agreement and Helport Business Combination Agreement Amendment do not purport to be complete and are qualified in their entirety by the terms and conditions of the Helport Business Combination Agreement and Helport Business Combination Agreement Amendment.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

Related Agreements and Documents

Lock-Up Agreements

Prior to the Closing, PubCo, Helport, the Company, the Sponsor and certain shareholders holding (i) Helport Ordinary Shares and (ii) any preferred shares, par value $1.00 each, of Helport, upon and after completion of the Reorganization (either as the holder of record or the beneficial owner within the meaning of Rule 135-3 under the Exchange Act), shall enter into Lock-Up Agreements (each, a “Key Seller Lock-Up Agreement”).

Pursuant to each Key Seller Lock-Up Agreement, each signatory thereto will agree not to, during the period commencing from the Closing Date and ending on the 24-month anniversary of the Closing Date (subject to early release if (x) the closing price of PubCo Ordinary Shares equals or exceeds $12.00 per share for any 20 out of 30 trading days commencing 270 days after the Closing or (y) PubCo consummates a sale of all or substantially all of the consolidated assets to a third-party; sale resulting in a change in holding of the majority of the voting power; or a merger, consolidation, recapitalization or reorganization that results in the inability of the pre-transaction equity holders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company) (the “Lock-Up Period”):  (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, offer to sell, contract or agree to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, or otherwise transfer or dispose of, directly or indirectly, any Lock-up Securities (as defined under the Key Seller Lock-Up Agreements), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-up Securities, whether any such transaction is to be settled by delivery of such Lock-up Securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Lock-up Securities or other securities, in cash or otherwise (subject to early release if PubCo consummates a Change of Control)  (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”).

On April 26, 2024, Tristar entered into lock-up agreements (the “Amended Lock-Up Agreements”) with two shareholders of Helport (the “Helport Investors”), pursuant to which the Helport Investors agreed not to execute a Prohibited Transfer during the Lock-Up Period, provided, however, (i) each Helport Investor would be permitted to transfer the Lock-Up Securities during the Lock-Up Period to certain other shareholders of Helport, subject to certain trading volume limitations, and (ii) if each Holder made a credit facility available to Helport of at least $2,000,000 and $4,000,000, respectively, the Lock-Up Securities would be subject to early release upon the twelve-month anniversary of the Closing.

The foregoing description of the Amended Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended Lock-Up Agreements, which are attached hereto as Exhibits 10.31 and 10.32, respectively, and are incorporated herein by reference.

Shareholder Support Agreement

Simultaneously with the execution of the Helport Business Combination Agreement, the Company, Helport and a certain Helport Shareholder entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, a Helport Shareholder has agreed (a) to support the adoption of the Business Combination Agreement and the approval of the Transactions, subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholder Support Agreement.

Insider Letter Second Amendment

Simultaneously with the execution of the Helport Business Combination Agreement, the Company, Helport, the Sponsor, Stephen Markscheid, Xin Yue Geffner, Wang Chiu Wong, Chunyi Hao, Michael Hao Liu and Alex Parker entered into the Insider Letter Second Amendment, pursuant to which, PubCo and Helport are added as parties to the Insider Letter.

The foregoing description of the Insider Letter Second Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Second Insider Letter Second Amendment.

Non-Competition and Non-Solicitation Agreement

Simultaneously with the execution of the Helport Business Combination Agreement, certain executive officers (each, a “Subject Party”) of Helport each entered into a non-competition and non-solicitation agreement (collectively, the “Non-Competition and Non-Solicitation Agreement”) with the Company, PubCo, Helport and the Sponsor. Under the Non-Competition and Non-Solicitation Agreement, the Subject Party agrees not to compete with PubCo, the Sponsor, the Company,  Helport and their respective affiliates during the three-year period following the Closing and, during such three-year restricted period, not to solicit employees or customers of such entities. The Non-Competition and Non-Solicitation Agreement also contains customary confidentiality and non-disparagement provisions.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

The foregoing description of the Non-Competition and Non-Solicitation Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Non-Competition and Non-Solicitation Agreement.

Assignment, Assumption and Amendment to Warrant Agreement

Prior to the Closing, the Company, PubCo and Continental, as warrant agent, will enter the Assignment, Assumption and Amendment to Warrant Agreement (the “Warrant Amendment”), which amends the Warrant Agreement and. pursuant to which: (i) PubCo will assume the Company’s obligations under the Warrant Agreement, such that, among other things, PubCo will be added as a party thereto and (ii) references to the Company’s Class A Ordinary Shares in the Warrant Agreement shall mean PubCo ordinary shares.

The foregoing description of the Warrant Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Warrant Amendment.

First Amendment to Registration Rights Agreement

On or prior to the Closing, the Helport Business Combination Agreement provides that each of Helport, the Sponsor, PubCo, the Company and the Prior Sponsor will enter the First Amendment to Registration Rights Agreement (the “First Amendment to Registration Rights Agreement”), which amends the Registration Rights Agreement and pursuant to which, PubCo will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act and the other parties thereto will be granted customary demand and piggyback registration rights.

Liquidity, Capital Resources and Going Concern

As of December 31, 2023, the Company had cash outside the Trust Account of $436,317 available for working capital needs. All remaining cash held in the Trust Account are generally unavailable for the Company’s use, prior to an initial Business Combination, and is restricted for use either in a Business Combination or to redeem Ordinary Shares. As of December 31, 2023 and December 31, 2022, none of the amount in the Trust Account was available to be withdrawn as described above. The Company’s cash held outside the Trust Account does not hold any cash taken from the Trust Account as of and for the years ended December 31, 2023 and 2022.

Until consummation of its Business Combination, the Company uses the funds not held in the Trust Account, and any additional Working Capital Loans (as defined in Note 5) for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.

The Company has until October 18, 2024, the end of the Combination Period, to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date and a further extension is not approved by the Company’s shareholders, there will be a mandatory liquidation and subsequent dissolution of the Company. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASU Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” Management has determined that the mandatory liquidation, should a Business Combination not occur within the Combination Period, approval for extension needed by the Company’s shareholders, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after October 18, 2024.

Additionally, the Company may need to raise additional capital in order to operate the Company’s business prior to the Company’s initial Business Combination through loans or additional investments. The Company’s officers, directors, Sponsor or affiliate of the Sponsor may, but are not obligated to loan the Company funds to meet working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties

The impact of current conflicts around the globe, including Russia’s invasion of Ukraine and the Israel-Hamas war, and related sanctions, on the world economy is not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Note 2—Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars, in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

Making estimates requires Management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the accompanying financial statements, which Management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2023 and December 31, 2022.

Cash and Investments Held in Trust Account

As of December 31, 2023 the assets held in Trust Account were held in an interest-bearing demand deposit account. As of December 31, 2022, the assets held in Trust Account were held in money market funds, which invest in U.S. Treasury securities.

Until November 9, 2023, the Company’s portfolio of investments held in the Trust Account was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company classifies its U.S. Treasury securities as trading securities in accordance with FASB ASC Topic 320 “Investments—Debt and Equity Securities.”

To mitigate the risk that the Company might be deemed an investment company for purposes of the Investment Company Act, on November 9, 2023, the Company instructed Continental, the trustee with respect to the Trust Account, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank, with Continental continuing to act as trustee. As a result, following the liquidation of investments in the Trust Account, the remaining proceeds from the Initial Public Offering, Over-Allotment Option and Private Placement are no longer invested in U.S. government securities or money market funds.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Ordinary Shares subject to possible redemption in accordance with the guidance in ASC 480. Ordinary Shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable Ordinary Shares (including Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Ordinary Shares are classified as shareholders’ equity. The Ordinary Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Class A Ordinary Shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Class A Ordinary Shares are affected by charges against additional paid-in capital totaling $9,554,011 for the year ended December 31, 2023. For the year ended December 31, 2022, the increases in the carrying out of redeemable Class A Ordinary Shares are affected by charges against accumulated deficit totaling $3,361,005.

The Class A Ordinary Shares subject to possible redemption reflected on the accompanying balance sheets as of December 31, 2023 and December 31, 2022 are reconciled on the following table:

Gross proceeds from Initial Public Offering, including sale of the Over-Allotment Option	$230,000,000
Less:
Fair value of Public Warrants at issuance	(10,695,000)
Offering costs allocated to Class A Ordinary Shares subject to possible redemption, net of reimbursement from underwriters	(24,329,399)
Plus:
Initial accretion on Class A Ordinary Shares subject to possible redemption amount	37,324,399
Class A Ordinary Shares subject to possible redemption, December 31, 2021	232,300,000
Plus:
Remeasurement on Class A Ordinary Shares subject to possible redemption amount	3,631,005
Class A Ordinary Shares subject to possible redemption, December 31, 2022	235,931,005
Less:
Redemption of Class A Ordinary Shares	(130,320,660)
Plus:
Accretion on Class A Ordinary Shares subject to possible redemption amount	9,554,011
Class A Ordinary Shares subject to possible redemption, December 31, 2023	$115,164,356

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2023 and December 31, 2022, 10,608,802 and 23,000,000, respectively, Class A Ordinary Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s accompanying balance sheets.

Income Taxes

The Company accounts for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the accompanying financial statements. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. There are no taxes in the Cayman Islands and accordingly income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

Share-based Compensation

The Company adopted FASB ASC Topic 718, “Compensation—Stock Compensation” (“ASC 718”)”, guidance to account for its share-based compensation. It defines a fair value-based method of accounting for an employee share option or similar equity instrument. The Company recognizes all forms of share-based payments, including share option grants, warrants and restricted share grants, at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest. Share-based payments, excluding restricted shares, are valued using a Black-Scholes option pricing model. Grants of share-based payment awards issued to nonemployees for services rendered have been recorded at the fair value of the share-based payment, which is the more readily determinable value. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service. Share-based compensation expenses are included in costs and operating expenses depending on the nature of the services provided in the statements of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and Management believes the Company is not exposed to significant risks on such account.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the accompanying statements of operations. Derivative assets and liabilities are classified in the accompanying balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Warrant Liabilities

The Company evaluated the Public Warrants and Private Placement Warrants, in accordance with FASB ASC Topic 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”), and concluded that a provision in the Warrant Agreement, dated October 13, 2021, by and between the Company and Continental (the “Warrant Agreement”), related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815-40, the Warrants are recorded as derivative liabilities on the accompanying balance sheets and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with FASB ASC Topic 820, “Fair Value Measurement” (“ASC 820”), with changes in fair value recognized in the statement of operations in the period of change.

The Private Placement Warrants were initially measured at fair value using a modified Black-Scholes Option Pricing Model. As the transfer of Private Placement Warrants to anyone who is not permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant. The fair value of the Public and Private Placement Warrants as of December 31, 2023 and 2022 is based on observable listed prices. The Private Placement Warrants have the same value as the Public Warrants since they are also subject to the make-whole provisions, per the warrant agreement.

Fair Value of Financial Instruments

ASC 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Investments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value.

The carrying amounts reflected in the accompanying balance sheets for cash, prepaid expenses, due from related party, investments held in trust account, accounts payable, and accrued offering costs and expenses approximate fair value due to their short-term nature.

The three levels of the fair value hierarchy under ASC 820 are as follows:

●	Level 1—Quoted prices (unadjusted) in active markets for identical investments at the measurement date are used.

●	Level 2—Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

●	Level 3—Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. The inputs used in determination of fair value require significant judgment and estimation.

In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment is categorized in its entirety is determined based on the lowest level input that is significant to the investment. Assessing the significance of a particular input to the valuation of an investment in its entirety requires judgment and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the perceived risk of that investment.

See Note 9 for additional information on assets and liabilities measured at fair value.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

Convertible Promissory Note – Prior Sponsor Working Capital Loan

The Company accounts for the convertible promissory notes under ASC 815. The Company has made the election under ASC 815-15-25 to account for the notes under the fair value option. Using the fair value option, the convertible promissory notes are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Differences between the face value of the notes and fair value at issuance are recognized as either an expense in the statement of operations (if issued at a premium) or as a capital contribution (if issued at a discount). Changes in the estimated fair value of the notes are recognized as non-cash gains or losses in the accompanying statements of income.

The Company accounts for any extinguishment of the fair value of convertible notes in accordance with FASB ASC Topic 470-50-40-2, “(Debt): Borrower’s Accounting for Debt Modifications” (“ASC 470-50-40-2”) . Under ASC 470-50-40-2 the fair value extinguishment of convertible notes from related parties are recognized as additional paid in capital.

Net Income Per Ordinary Share

The Company applies the two-class method in calculating net income per Ordinary Share. The contractual formula utilized to calculate the redemption amount approximates fair value. The Class feature to redeem at fair value means that there is effectively only one class of Ordinary Share. Changes in fair value are not considered a dividend of the purposes of the numerator in the earnings per share calculation. Net income per ordinary share is computed by dividing the pro rata net income between the Class A Ordinary Share and the Class B Ordinary Share by the weighted average number of Ordinary Shares outstanding. The calculation of diluted income per Ordinary Share does not consider the effect of the Warrants issued in connection with the Initial Public Offering since the exercise of the Warrants are contingent upon the occurrence of future events and the inclusion of such Warrants would be anti-dilutive. The warrants are exercisable for 18,845,000 shares of Class A ordinary share in the aggregate.

	For the year ended December 31,	For the year ended December 31,
	2023	2022
Ordinary Shares subject to possible redemption
Numerator: Earnings allocable to Redeemable Class A Ordinary Shares
Net income allocable to Class A Ordinary Share subject to possible redemption	$5,349,279	$9,406,826
Denominator: Redeemable Class A Ordinary Shares,
Basic and diluted weighted average shares outstanding	17,364,551	23,000,000
Basic and diluted net income per share, Redeemable Class A Ordinary Shares	$0.31	$0.41
Non-redeemable ordinary shares
Numerator: Net income allocable to Class B Ordinary Shares not subject to redemption
Net income allocable to Class B Ordinary Shares not subject to redemption	$1,771,330	$2,351,707
Denominator: Weighted Average non-redeemable Class B Ordinary Shares
Basic and diluted weighted average shares outstanding	5,750,000	5,750,000
Basic and diluted net income per share	$0.31	$0.41

Recent Accounting Standards

In June 2016, the FASB issued ASU Topic 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU replace the incurred loss model for recognition of credit losses with a methodology that reflects expected credit losses over the life of the loan and requires consideration of a broader range of reasonable and supportable information to calculate credit loss estimates. The Company adopted this standard on January 1, 2023. The adoption of this standard did not have a significant impact on the accompanying financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective no later than January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted this standard on January 1, 2023. The adoption of this standard did not have a significant impact to the Company’s financial statements.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 will be effective for the annual period ending December 31, 2024. The Company is currently assessing what impact, if any, ASU 2023-09 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3—Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 20,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Public Share and one-half of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share (see Note 7). The Company granted the underwriters the Over-Allotment Option, exercisable for 45 days from the date of the prospectus for the Initial Public Offering, October 13, 2021, to purchase up to 3,000,000 additional Units. The underwriters exercised the Over-Allotment Option on November 3, 2021 by purchasing 3,000,000 Units at a purchase price of $10.00 per Unit.

Note 4—Private Placement

Simultaneously with the closing of the Initial Public Offering, the Prior Sponsor purchased an aggregate of 6,775,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($6,775,000 in the aggregate) in the Private Placement. Each Private Placement Warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the Private Placement will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. On November 3, 2021, pursuant to the exercise of the Over-Allotment Option (see Note 1), the Sponsor purchased an additional 570,000 Private Placement Warrants at a price of $1.00.

On July 18, 2023, in connection with the Sponsor Handover, the Prior Sponsor transferred 4,961,250 Private Placement Warrants to a designee of the Sponsor, pursuant to the Sponsor Handover Share Transfer Agreement. After the closing of the Sponsor Handover, the Prior Sponsor held 2,383,750 Private Placement Warrants.

Note 5—Related Party Transactions

Founder Shares

On March 15, 2021, the Prior Sponsor subscribed to purchase 7,187,500 Class B Ordinary Shares (the “Founder Shares”), and fully paid for those shares on March 19, 2021. In August 2021, the Prior Sponsor forfeited 1,437,500 Founder Shares, resulting in a decrease in the total number of Founder Shares from 7,187,500 to 5,750,000. All shares and associated amounts have been retroactively restated to reflect the share forfeiture.

In March 2021, the Prior Sponsor transferred 50,000 Founder Shares (25,000 shares each) to the former Chief Financial Officer and former Chief Operating Officer at their original purchase price. On July 18, 2023, as part of the Sponsor Handover, the former Chief Financial Officer and former Chief Operating Officer transferred 38,500 Founder Shares (19,250 each) to Chunyi (Charlie) Hao, President, Chief Financial Officer and Chairman of the Board of Directors and retained 11,500 Founder Shares (5,750 each).

In November 2021, the Prior Sponsor transferred a total of 150,000 Founder Shares or 25,000 shares to each of David Barksdale, Greg Boyd, David Jones, Alex Parker, Steven Rogers, and Robert Willis, each a former director of the Company (“former directors”), in each case for their par value. The Company estimated the fair value of the Founder Shares attributable to the such individuals to be $1,116,000 or $7.44 per share.

Effective July 18, 2023, the Prior Sponsor amended the Founder Share Transfer Agreement with the former directors to remove the performance condition clause which required the former directors to be a director of the Company until the consummation of a Business Combination or would forfeit their Founder Shares back to the Prior Sponsor.

The Founder Shares transferred to the then-Chief Financial Officer, Chief Operating Officer, and former directors is in the scope of ASC 718 (see Note 10).

On July 18, 2023, the Company entered into the Sponsor Handover Securities Transfer Agreement with the Prior Sponsor and the Sponsor Purchasers, whereby the Prior Sponsor agreed to transfer to the Sponsor Purchasers, at no cost, 3,046,634 Class B Ordinary Shares and 4,961,250 Private Placement Warrants, which the Prior Sponsor purchased in connection with the Initial Public Offering and Private Placement. In addition, the Sponsor Handover Sellers transferred, at no cost, an aggregate of 1,380,866 Class B Ordinary Shares to Chunyi (Charlie) Hao, our President, Chief Financial Officer and Chairman of the Board of Directors, pursuant to the Sponsor Handover Share Transfer Agreements. In connection with the Sponsor Handover Securities Transfer Agreement, the Company retained up to $200,000 in accounts payable incurred by the Company before the Sponsor Handover, and the Sponsor agreed to finance the Company to pay off the Company Liability. After the closing of the Sponsor Handover on July 18, 2023, the Sponsor Handover Sellers held an aggregate of 1,322,500 Class B Ordinary Shares, and the Prior Sponsor held 2,383,750 Private Placement Warrants.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

The Prior Sponsor, the Company Sponsor, Prior Officers, Prior Directors, Anchor Investors (as defined below), the Management, and their respective designees and affiliates, have agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, or sold until the earlier of (i) one year after the completion of a Business Combination or (ii) subsequent to an initial Business Combination, (x) if the closing price of Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

A total of eleven anchor investors (the “Anchor Investors”) each purchased an allocation of Units as determined by the underwriters, in the Initial Public Offering at the offering price of $10.00 per unit. Pursuant to such Units, the Anchor Investors have not been granted any shareholder or other rights in addition to those afforded to the Company’s other Public Shareholders. Further, the Anchor Investors are not required to (i) hold any Units, Class A Ordinary Shares or Warrants they may purchase in the Initial Public Offering or thereafter for any amount of time, (ii) vote any Class A Ordinary Shares they may own at the applicable time in favor of the Business Combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of the Business Combination. The Anchor Investors have the same rights to the funds held in the Trust Account with respect to the Public Shares underlying the Units purchased in the Initial Public Offering as the rights afforded to the Company’s other Public Shareholders.

Each Anchor Investor has entered into separate investment agreements with the Company and the Prior Sponsor pursuant to which each Anchor Investor agreed to purchase a specified number of Founder Shares. One Anchor Investor purchased 333,333 Founder Shares at a purchase price of $3 per share. In addition, the Prior Sponsor sold to the other ten Anchor Investors an aggregate of 1,585,000 Founder Shares at a purchase price of $0.01 per share. Pursuant to the investment agreements, the Anchor Investors have agreed to (a) vote any Founder Shares held by them in favor of the Business Combination and (b) subject any Founder Shares held by them to the same lock-up restrictions as the Founder Shares held by the Prior Sponsor.

The Company estimated the fair value of the Founder Shares attributable to the Anchor Investors to be $13,562,614 or $7.07 per share. The excess of the fair value of the Founder Shares sold over the purchase price of $1,015,850 was determined to be an offering cost in accordance with SEC SAB 5A. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to derivative warrant liabilities are expensed immediately in the Company’s statement of operations. Offering costs allocated to the Public Shares were charged to the shareholders’ deficit upon the completion of the Initial Public Offering.

Administrative Support Agreement

In connection with the Initial Public Offering, the Company entered into the Administrative Support Agreement with the Prior Sponsor, to pay a total of $10,000 per month for office space, secretarial and administrative services. Upon the completion of an initial Business Combination or liquidation, the Company would cease paying these monthly fees. As of December 31, 2022 the Company owed the Prior Sponsor $144,516, is included in accrued expenses on the accompanying balance sheet. On June 30, 2023, in connection with the Sponsor Handover, the Administrative Support Agreement was terminated and the outstanding amount totaling $204,516 was cancelled. The Company classified the forgiveness of service administrative fee as additional paid in capital in the accompanying statements of shareholders’ deficit.

Related Party Loans

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans could be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

On June 12, 2023, we issued an unsecured promissory note to the Prior Sponsor (the “Prior Sponsor WCL Promissory Note”), whereby the Prior Sponsor agreed to loan up to $250,000 to us for working capital needs (the “Prior Sponsor Working Capital Loan”).

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

The Prior Sponsor has the option to convert all or any portion of the Prior Sponsor Working Capital Loan into Private Placement Warrants at a price of $1.00 per Private Placement Warrant. The Prior Sponsor Working Capital Loan accrues no interest on the unpaid principal balance. The Prior Sponsor Working Capital Loan is due on demand by the Prior Sponsor. Drawdowns could be requested until December 31, 2023. During July 2023 the Company had 4 drawdowns for a total of $158,968 under the Prior Sponsor Working Capital Loan. On September 6, 2023, the Prior Sponsor agreed to forgive the Prior Sponsor WCL Promissory Note balance due of $158,968. The fair value of the Prior Sponsor Working Capital Loan as of September 6, 2023 was $58,992 (see Note 9). The Company has accounted for the extinguishment of the fair value of Prior Sponsor Working Capital Loan as additional paid in capital due to the related party relationship in accordance with FASB ASC Topic 470-50-40-2, “Debt” .

In connection with the closing of the Sponsor Handover, on July 18, 2023, the Sponsor Purchasers caused $375,000 to be deposited into the Trust Account to support the first three months of the Extension from July 18, 2023 to October 18, 2023 (the “July 2023 Extension Deposit”). The Purchaser agreed to deposit into the Trust Account an additional $125,000 for each successive month, or portion thereof, that is needed by the Company to complete an initial Business Combination until the end of the Combination Period. On October 17, 2023, November 16, 2023, December 13, 2023, January 17, 2024, February 16, 2024, March 18, 2024, April 17, 2024, the Company made the monthly deposit totaling $125,000 to extend the date the Company has to complete a Business Combination until May 18, 2024.

On July 18, 2023, the Company issued an unsecured promissory note in an amount of $375,000 (the “July 2023 Promissory Note”), to Chunyi (Charlie) Hao, for the July 2023 Extension Deposit. The July 2023 Promissory Note does not bear interest and will be due and payable on the earlier (a) the date that the Company consummates an initial Business Combination and (b) the date of the liquidation of the Company.

On September 13, 2023, the Company issued unsecured promissory notes in an aggregate amount of $2,125,000 to the Company’s officers and their affiliates, for the Company’s working capital needs (the “September 2023 Promissory Notes”). The September 2023 Promissory Notes do not bear interest and mature upon the earlier of on the earlier (a) the date that the Company consummates an initial Business Combination and (b) the date of the liquidation of the Company. As of December 31, 2023, the Company received $1,625,000 of the proceeds from the September 2023 Promissory Notes. On January 5, 2024, the Company received the remaining $500,000 of proceeds from the September 2023 Promissory Notes.

The outstanding promissory notes from the July 2023 Promissory Note and September 2023 Promissory Notes totaled $2,000,000 as of December 31, 2023.

Note 6—Commitments and Contingencies

Registration and Shareholder Rights Agreement

Pursuant to the Registration Rights Agreement, the holders of the Founder Shares, Private Placement Warrants (and any Class A Ordinary Shares issuable upon the exercise of the Private Placement Warrants are entitled to registration rights. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of a Business Combination. The Company bears the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Pursuant to the Underwriting Agreement, the Company paid an underwriting discount of $0.20 per Public Unit Offering (as defined in the Underwriting Agreement) price to the underwriters at the closing of the Initial Public Offering and Over-Allotment Option. The underwriting discount was paid in cash. In addition, the Company agreed to pay deferred underwriting commissions of $0.45 per Unit, or $10,350,000 in the aggregate. The deferred underwriting commission would become payable to the underwriters from the amount held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the Underwriting Agreement, including the performance of services specified therein.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

On June 23, 2023, in connection with the Sponsor Handover, the underwriters agreed to waive their entitlement to the deferred underwriting commission of $10,350,000 to which it became entitled upon completion of the Initial Public Offering. As a result, the Company derecognized the entire deferred underwriting fee payable of $10,350,000 and recorded $9,868,725 of the forgiveness of the deferred underwriting fee allocated to Public Shares to additional paid-in capital and the remaining balance of $481,275 was a gain from extinguishment of liability allocated to warrant liabilities.

Forward Purchase Agreements

On June 21, 2021 and July 26, 2021, respectively, the Company entered into forward purchase agreements (the “Forward Purchase Agreements”) pursuant to which one Anchor Investor and one institutional accredited investor that are not affiliated with the Prior Sponsor, Sponsor, Prior Directors, Prior Officers or any member of Management (the “Forward Purchase Investors”), subscribed to purchase from the Company an aggregate of 4,500,000 Class A Ordinary Shares at a price of $10.00 per share as described in the Forward Purchase Agreements, each in a private placement that would close immediately prior to the closing of our initial Business Combination. The terms of the forward purchase shares would generally be identical to the Class A Ordinary Shares included in the Units, except that they would have registration rights and rights of first refusal with respect to any Business Combination financing, as described in the Forward Purchase Agreements. One of the Forward Purchase Investors may elect, in its sole discretion, to purchase convertible debt securities or non-convertible debt instruments in lieu of the forward purchase shares, or a combination thereof, for an aggregate purchase price of up to $25,000,000.

On September 13, 2023 and September 14, 2023, the Company and the Forward Purchase Investors mutually terminated and cancelled the Forward Purchase Agreements described above.

Investment Banking Services

In February 2023, the Company entered into an agreement with a third-party investment banking company to provide certain investment banking services in connection with a potential Business Combination of a privately held company as described in Note 1 and a possible private placement by the Company to one or more potential investors of securities of the Company in connection with the potential Business Combination. The investment banking company as part of the agreement, may be entitled to success fees in the event that the Company finalizes a Business Combination.

The Company also agreed to reimburse the investment banking company for all reasonable out-of-pocket expenses, not to exceed $525,000, regardless of the consummation of a Business Combination. As of December 31, 2023 the Company has paid all outstanding reimbursable costs in the amount of $98,089.

In July 2023, the Company terminated the agreement with the third party investment banking company for the provision of certain investment banking services in connection with a potential Business Combination (which included waiver of all potential fees and rights thereunder by the third-party investment banking company, excluding the above unbilled reimbursable costs noted above).

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

Note 7—Warrant Liability

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the Class A Ordinary Shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their Public Warrants on a cashless basis under the circumstances specified in the Warrant Agreement). The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following the initial Business Combination to have declared effective, a registration statement covering the issuance of Class A Ordinary Shares issuable upon exercise of the Warrants and to maintain a current prospectus relating to those Class A Ordinary Shares until the Warrants expire or are redeemed; provided, that if the Class A Ordinary Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Warrants have an exercise price of $11.50 per share. If (x) the Company issues additional shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) (with such issue price or effective issue price to be determined in good faith by the Board, and in the case of any such issuance to the Sponsor, Prior Sponsor, Prior Directors, Prior Officers and members of Management, or their affiliates, without taking into account any Founder Shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the Initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of each warrant will be adjusted (to the nearest cent) such that the effective exercise price per full share will be equal to 115% of the higher of (i) the Market Value and (ii) the Newly Issued Price, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of (i) the Market Value and (ii) the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that (1) the Private Placement Warrants and the Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (2) the Private Placement Warrants will be non-redeemable (except as described below) so long as they are held by the Sponsor or its permitted transferees, (3) the Private Placement Warrants may be exercised by the holders on a cashless basis and (4) the holders of the Private Placement Warrants (including with respect to the Ordinary Shares issuable upon exercise of the Private Placement Warrants) are entitled to registration rights. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

The Company may call the Public Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption; and

●	if, and only if, the last reported sale price of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for split-up of Ordinary Shares, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

If the Company calls the Public Warrants for redemption, Management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the Warrant Agreement.

In no event will the Company be required to net cash settle any Warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Warrants will not receive any of such funds with respect to their Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such Warrants. Accordingly, the Warrants may expire worthless.

The Company accounts for the 18,845,000 Warrants issued in connection with the Initial Public Offering (including 11,500,000 Public Warrants and 7,345,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the Warrants do not meet the criteria for equity treatment thereunder, each Warrant must be recorded as a liability. The Private Placement Warrants have a provision whereby the Private Placement Warrants  if transferred to persons other than permitted transferees shall upon transfer cease to be Private Placement Warrants and shall become Public Warrants. Because of this provision the Private Placement Warrants settlement amounts are dependent on the warrant holder and the Private Placement Warrants are not considered indexed to the Company’s ordinary shares therefore precluding equity classification. The Public Warrant tender provisions do not provide for the warrant holders and the underlying shareholders to receive the same pro rata settlement amount. Because of this tender offer provision it requires the Public Warrants to be classified as a liability because the settlement amount received by the warrant holder could be greater than the holder of the Company’s ordinary shares.

The accounting treatment of derivative financial instruments requires that the Company record the Warrants as derivative liabilities at fair value upon the closing of the Initial Public Offering. The Public Warrants have been allocated a portion of the proceeds from the issuance of the Units equal to its fair value. These warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to its current fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

Note 8—Shareholders’ Deficit

Class A Ordinary Shares

The Company is authorized to issue 90,000,000 Class A Ordinary Shares with a par value of $0.0001 per share. At December 31, 2023 and 2022, there were no Class A Ordinary Shares issued and outstanding, excluding 10,608,802 and 23,000,000 Class A ordinary shares subject to possible redemption, respectively.

Class B Ordinary Shares

The Company is authorized to issue 10,000,000 Class B Ordinary Shares with a par value of $0.0001 per share. At December 31, 2023 and 2022, there were 5,750,000 Class B Ordinary Shares issued and outstanding.

Shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders; provided that, prior to the completion of the initial Business Combination, holders of the Class B Ordinary Shares have the right to elect all of the Company’s directors and remove members of the Board for any reason. Holders of the Public Shares are not entitled to vote on the Company’s election of directors during such time. These provisions of the Amended and Restated Memorandum governing the appointment or removal of directors prior to the initial Business Combination may only be amended by a special resolution passed by no less than two-thirds of the Ordinary Shares who attend and vote at the Company’s general meeting, which shall include the affirmative vote of a simple majority of the Class B Ordinary Shares. With respect to any other matter submitted to a vote of the Company’s shareholders, including any vote in connection with the initial Business Combination, holders of the Class A Ordinary Shares and holders of the Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law.

The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the initial Business Combination, or earlier at the option of the holders, on a one-for-one basis. In the case that additional Class A Ordinary Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, including pursuant to a specified future issuance, the ratio at which Class B Ordinary Shares shall convert into Class A Ordinary Shares will be adjusted (unless the holders of a majority of the then-outstanding Class B Ordinary Shares agree to waive such adjustment with respect to any such issuance or deemed issuance, including a specified future issuance) so that the number of Class A Ordinary Shares issuable upon conversion of all Class B Ordinary Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all Ordinary Shares outstanding upon the completion of the Initial Public Offering plus all Class A Ordinary Shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued or issuable to any seller in the initial Business Combination).

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

Preferred Shares

The Company is authorized to issue 1,000,000 shares of preferred shares, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Board. At December 31, 2023 and 2022, there were no preferred shares issued or outstanding.

Dividends

The Company has not paid any cash dividends on the Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of the initial Business Combination.

Note 9—Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Investments held in Trust Account	$235,933,496	$—	$—	$235,933,496
Total	$235,933,496	$—	$—	$235,933,496

On November 9, 2023, the Company instructed Continental, the trustee with respect to the Trust Account, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank, with Continental continuing to act as trustee. As a result, following the liquidation of investments in the Trust Account, the remaining proceeds from the Initial Public Offering, Over-Allotment Option and Private Placement are no longer invested in U.S. government securities or money market funds. As of December 31, 2023, the cash held in Trust Account no longer falls under the fair value hierarchy.

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability – Public Warrants	$230,000	$—	$—	$230,000
Warrant liability – Private Placement Warrants	—	146,900	—	146,900
Total	$230,000	$146,900	$—	$376,900

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability – Public Warrants	$345,000	$—	$—	$345,000
Warrant liability – Private Placement Warrants	—	220,350	—	220,350

Total	$345,000	$220,350	$—	$565,350

As of December 31, 2023 and 2022 estimated fair value of the Public Warrants was determined by their public trading price and the Private Placement Warrants estimated value was based on the public trading price of the Public Warrants. The reason for the Private Placement Warrants being estimated as the same value as the Public Warrants was because of the make-whole provisions, whereby, the Private Placement Warrants are subject to the same redemption rights as the Public Warrants (see Note 7). The estimated fair value of the Private Placement Warrants are determined using Level 2 inputs.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

The Company utilized a compound option valuation model to estimate the fair value of the Prior Sponsor Working Capital Loan. Significant inputs to the valuation are as follows at each drawdown:

	July 6, 2023	July 7, 2023	July 13, 2023	July 13, 2023
Conversion price	$1.00	$1.00	$1.00	$1.00
Private warrant price	$0.03	$0.03	$0.03	$0.03
Volatility	3.20%	3.20%	3.20%	3.20%
Term	1.29	1.28	1.27	1.27
Risk-free rate	5.31%	5.28%	5.09%	5.43%
Dividend yield	0.00%	0.00%	0.00%	0.00%
Number of steps	50	50	50	50
Drawdown amount – cash value	$39,585	$19,602	$98,089	$1,692
Fair value	$1,090	$540	$2,717	$47

As noted in Note 5, the Prior Sponsor forgave the Prior Sponsor WCL Promissory Note on September 6, 2023. Significant inputs to the valuation are as follows at September 6, 2023:

September 6, 2023
Conversion price	$1.00
Private warrant price	$0.07
Volatility	3.30%
Term	1.12
Risk-free rate	5.39%
Dividend yield	0.00%
Number of steps	50
Total drawdowns date of forgiveness – cash value	$158,968
Fair value	$58,992

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

The following tables provides a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis for the year ended December 31, 2023 and 2022:

	Convertible promissory note – Prior Sponsor Working Capital Loan	Private Placement Warrants	Total
Fair value at December 31, 2022	$-	$220,350	$220,350
Proceeds from drawdown – cash value	158,968	-	158,968
Change in fair value of Private Placement Warrants		(73,450)	(73,450)
Transfer of Private Placement Warrants from Level 3 to Level 2		(146,900)	(146,900)
Change in fair value of convertible note	(99,976)	-	(99,976)
Forgiveness of convertible note moved to additional paid in capital	(58,992)	-	(58,992)
Fair value at December 31, 2023	$-	$-	$-

Private Placement Warrants
Fair value at December 31, 2021	$3,819,400
Change in fair value of Private Placement Warrants	(3,599,050)
Transfer of Private Placement Warrants from Level 3 to Level 2	(220,350)
Fair value at December 31, 2022	$-

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs.The Private Placement Warrants were transferred from Level 3 to Level 2 as of December 31, 2023 and 2022 because the fair value was based off the public trading price of the Public Warrants due to the make-whole provisions. The Private Placement Warrants were previously valued using a probability-adjusted Black Scholes pricing model.

Note 10—Share-Based Compensation

Under ASC 718, share-based compensation associated with equity-classified awards is measured at fair value upon the grant date and expensed when earned, unless there is a modification in the award.  As described in Note 5, the former Chief Financial Officer and former Chief Operating Officer were transferred 50,000 Founder Shares (25,000 each) from the Prior Sponsor at the original purchase price in March 2021. The Company did not record any share-based compensation related to the 50,000 Founder Shares held by the former Chief Financial Officer and former Chief Operating Officer at the grant date as the amount was deemed de minimise.

The 150,000 Founder Shares transferred from the Prior Sponsor to the former directors had no share-based compensation recorded at the original grant date because the Founder Share Transfer Agreement had a performance condition that was not probable of being met.

On July 18, 2023, as part of the Sponsor Handover each of the former directors transferred 19,250 of Founder Shares to Chunyi (Charlie) Hao, President, Chief Financial Officer and Chairman of the Board of Directors, for a total of 115,500 and the former directors retained 5,750 each for a total of 34,500 Founder Shares. The 115,500 Founder Shares transferred to Chunyi (Charlie) Hao requires him to be a director at the time of the consummation of a Business Combination or the 115,500 Founder Shares will be transferred back to the former directors. Under ASC 718, the 115,500 Founder Shares transferred to Chunyi (Charlie) Hao have a performance condition that is not probable of occurring at the date he received the 115,500 Founder Shares, therefore no share based compensation has been recorded for the 115,500 Founder Shares as of September 30, 2023.

.

The former directors retained 34,500 Founder Shares (5,750 Founder shares each) as part of the Sponsor Handover. Effective July 18, 2023, the Prior Sponsor amended the Founder Share Transfer Agreement with the former directors to eliminate the performance condition. Under ASC 718, the amendment to remove the performance condition is considered a modification of the equity-classified award. In accordance with ASC 718, the modification to change the vesting in an equity-classified award from improbable to probable requires the Company to determine the fair value of the modified equity-classified award at the modification date and recognize share-based compensation over the remaining service period, if any. The 34,500 Founder Shares retained by the former directors, effective July 18, 2023 were considered fully vested and the Company recorded a share-based compensation expense in the amount of $35,535 which is included in general and administrative expenses in the statement of income for the year ended December 31, 2023.

TRISTAR ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

The Company estimated the Founder Shares fair value on July 18, 2023 by using a pricing model with the following inputs:

July 18, 2023
Class A Ordinary Share Price	$10.46
Discount rate using Finnerty Model	1.10%
Volatility	3.20%
Term (in years)	2.3
Fair value	$1.03

Note 11—Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheets date up to the date that the accompanying financial statements were issued. Based upon this review, other than as set forth below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the accompanying financial statements.

On January 5, 2024, the Company received the remaining $500,000 of proceeds from the September 2023 Promissory Notes (see Note 5).  On January 17, 2024, February 16, 2024, March 18, 2024 and April 17, 2024 the Company made the monthly deposit totaling $125,000 to extend the date the Company has to complete a Business Combination until May 18, 2024.

On April 17, 2024, the Company received a notice (the “NYSE Notice”) from the New York Stock Exchange (“NYSE”) that the Company is not in compliance with Section 802.01E of the NYSE Listed Company Manual as a result of its failure to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) with the SEC. The NYSE Notice has no immediate effect on the listing of the Company’s Ordinary Shares on NYSE. The NYSE Notice informed the Company that, under NYSE rules, the Company has six months from April 16, 2024 to regain compliance with the NYSE listing standards by filing the Form 10-K with the SEC. If the Company fails to file the Form 10-K within the six-month period, NYSE may grant, in its sole discretion, an extension of up to six additional months for the Company to regain compliance, depending on the specific circumstances. The NYSE Notice also notes that NYSE may nevertheless commence delisting proceedings at any time if it deems that the circumstances warrant.

On April 24, 2024, Michael H. Liu notified the Board of his resignation as Chief Financial Officer and director of the Company, effective on April 23, 2024. On April 29, 2024, the Board appointed (i) Chunyi (Charlie) Hao, the Company’s President and Chairman of the Board, as the Chief Financial Officer of the Company, effective on April 29, 2024, and (ii) Xiaoma (Sherman) Lu, the Company’s Chief Executive Officer, as a director of the Company, to fill the vacancy left by Mr. Liu’s departure, effective on April 29, 2024.

On April 26, 2024, Tristar entered into amended Lock-up Agreements included elsewhere in this proxy statement/prospectus, with two shareholders of Helport, Hades Capital Limited and Stony Holdings Limited (collectively “Helport Investors”), respectively, pursuant to which the Helport Investors agreed not to execute a Prohibited Transfer during the Lock-Up Period, provided, however, (i) each Helport Investor would be permitted to transfer the Lock-Up Securities during the Lock-Up Period to certain other shareholders of Helport, subject to certain trading volume limitations, and (ii) if Hades Capital Limited and Stony Holdings Limited provides a credit facility to Helport in the principal maximum amount of $4,000,000 and $2,000,000, respectively, the Lock-Up Securities would be subject to early release upon the twelve-month anniversary of the Closing. To date, both of the lines of credit have been granted and therefore any Lock-up Securities held by Stony Holdings Limited and Hades Capital are now subject to release.

On May 3, 2024, the Company issued (i) an unsecured promissory note in the principal amount of up to $400,000 to Chunyi (Charlie) Hao, the Company’s President, Chief Financial Officer and Chairman of the Board of the Company, and (ii) an unsecured promissory note in the principal amount of up to $200,000 to Xiaoma (Sherman) Lu, the Company’s Chief Executive Officer and a director of the Company, in connection with working capital loans to the Company.