Form 20-F
period 2024-06-30
Helport AI Ltd
filed 2024-10-31
CIK 2001699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number:

Helport AI Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989

(Address of principal executive offices)

Mr. Guanghai Li, Chief Executive Officer

Telephone: +65 82336584

Email: liguanghai@HELPORT.AI

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	HPAI	The Nasdaq Stock Market LLC
Warrants to purchase Ordinary Shares	HPAIW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2024, the issuer had 10,000 ordinary shares and 0 warrants issued and outstanding. After the closing of the Business Combination on August 2, 2024, and as of the date of this annual report, the issuer has 37,132,968 ordinary shares and 18,844,987 warrants issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“AI” means artificial intelligence;

●	“BPO” means business process outsourcing;

●	“Business Combination Agreement” means the Business Combination Agreement, dated as of November 12, 2023, as amended by the First Amendment to the Business Combination Agreement, by and among Tristar, Helport AI, First Merger Sub, Second Merger Sub, Helport, Purchaser Representative, and Seller Representative (as defined below);

●	“Business Combination” or “Transactions” means, collectively, the transactions contemplated by the Business Combination Agreement, including the First Merger and the Second Merger, which were consummated on August 2, 2024;

●	“BVI” means British Virgin Islands;

●	“BVI Companies Act” means the BVI Business Companies Act (as amended);

●	“Closing” means the closing of the Transactions;

●	“Contact center seats” or “Seats” means the number of workstations or positions available within a contact center where customer service representatives or agents interact with customers through various communication channels like phone calls, emails, live chat, or social media platforms, a metric which indicates the capacity or scale of a contact center in terms of the simultaneous interactions it can handle or the number of customer service representatives it can accommodate at any given time to address customer inquiries, provide support, or handle incoming communication channels;

●	“First Amendment to the Business Combination Agreement” means the first amendment to the Business Combination Agreement, dated as of December 18, 2023, by and among Tristar, Helport AI, First Merger Sub, Second Merger Sub, Helport, Purchaser Representative and Seller Representative;

●	“First Merger Sub” means Merger I Limited, a British Virgin Islands business company, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Helport AI prior to the consummation of the Business Combination;

●	“Helport AI” are to Helport AI Limited, a British Virgin Islands business company;

●	“Helport” are to Helport Limited, a British Virgin Islands business company, which is a wholly owned subsidiary of Helport AI;

●	“Helport Singapore” are to Helport Pte. Ltd., an exempt private company limited by shares incorporated in Singapore, which is a wholly owned subsidiary of Helport Limited;

●	“Helport U.S.” are to Helport AI Inc., a limited liability company incorporated in the state of Delaware, on September 15, 2023, and an indirectly wholly-owned subsidiary of our Company;

●	“Ordinary Shares” or “Helport AI Ordinary Shares” are to the ordinary shares of Helport AI Limited, par value $0.0001 per share;

●	“Second Merger Sub” means Merger II Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Helport AI prior to the consummation of the Business Combination;

ii

●	“Singapore dollars,” “SGD,” and “S$” are to the legal currency of Singapore;

●	“Tristar” or “Purchaser” means Tristar Acquisition I Corp., a Cayman Islands exempted company;

●	“U.S. dollars,” “US$,” “$,” and “dollars” are to the legal currency of the United States;

●	“Warrants” or “Helport AI Warrants” means the 18,844,987 warrants of Helport AI, each entitling the holder thereof to purchase one Ordinary Share at a purchase price of $11.50 per whole share; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to one or more of Helport AI and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited combined financial statements for the fiscal years ended June 30, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our combined financial statements in U.S. dollars. Certain dollar references are based on the exchange rate of Singapore dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain Singapore dollars into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	As of and for years ended June 30,
US$ Exchange Rate	2024	2023	2022
At the end of the year – SGD	SGD1.3552 to $1.00	SGD1.3523 to $1.00	SGD1.3903 to $1.00
Average rate for the year – SGD	SGD1.3482 to $1.00	SGD 1.3642 to $1.00	SGD1.3600 to $1.00

iii

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Doing Business in the PRC

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against Helport AI or its management that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

As a company incorporated under the laws of the British Virgin Islands, we conduct our operations through our subsidiary in Singapore, but are reliant upon customers who are based in China. In addition, three out of Helport AI’s five directors and officers, namely Guanghai Li, Jun Ge, and Xinyue (Jasmine) Geffner, reside in the PRC. All or a substantial portion of the assets of Helport AI’s directors and officers are located outside the United States. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against Helport AI and its officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against Helport AI or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against Helport AI or its directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (“Article 177"), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

As part of our global expansion strategy, we have engaged customers located in countries other than the PRC, which began generating revenue in the fiscal year 2024. However, for the fiscal year ended June 30, 2024, substantially all of our revenue has been generated from customers located in the PRC, even though we have no operating entity in the PRC. Our products do not collect personal data from contact center activities, nor do we store any data from such activities. Therefore, as of the date of this annual report, neither Helport AI nor any subsidiaries thereof have received any notice from any authorities requiring Helport AI or any of its subsidiaries to undergo cybersecurity review or network data security review. However, since the use of our AI Assist software involves the collection of data and information contained in the contact center operations of our customers in the PRC, we may be subject to certain laws and regulations in China in the future. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on it. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During any such review, Helport may be required to suspend its operations or experience other disruptions to its operations. Cybersecurity review and network data security review could also result in negative publicity with respect to Helport AI, and diversion of its managerial and financial resources, which could materially and adversely affect its business, financial conditions, and results of operations.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

Although we have no operating entity in the PRC, so far substantially all of our customers are located in the PRC. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources.

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

Although we have no operating entity in the PRC, currently substantially all of the Company’s customers are located in China. Therefore, from time to time, we and our subsidiaries may have to resort to administrative and court proceedings in China to enforce their legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we and our subsidiaries enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we and our subsidiaries may not be aware of their violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of their contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

During the fiscal years ended June 30, 2024, 2023, and 2022, our sales to the China market accounted for substantially all of our revenue. Our sales to customers located in the PRC are denominated in U.S. dollar, with the actual settlement amount converted to an amount denominated in Renminbi (“RMB”) at the time of payment. Our Singapore operating entity’s functional currency is Singapore dollar. As a result, fluctuations in the exchange rate among the U.S. dollar, Singapore dollar and RMB will affect the relative purchasing power, in Singapore dollar or RMB terms, of our U.S. dollar assets. Gains and losses from the re-measurement of assets and liabilities receivable or payable in Singapore dollar or RMB are included in our combined statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations.

A fluctuation in the value of Singapore dollar or RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in U.S. dollars. In the event that we decide to convert our Singapore dollar or RMB into U.S. dollars to make payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Singapore dollar or RMB will harm the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

Since we have not yet established relevant entities or subsidiaries in the PRC, and so far substantially all our customers and suppliers are located in the PRC, each of our customers and suppliers has entered into an Authorization for Payment Agreement (collectively, the “Agreements”) with our Singapore operating entity, Helport Pte Ltd (“Helport Singapore”), and a third party agent, Xinsheng Technology (Tianjin) Co., Ltd. (“Xinsheng”), through whom we make payments to our suppliers and receive payments from our customers. The payment amount in each of the Agreements is denoted in U.S. dollars. For details, see “ITEM 4. Information of the Company — B. Business Overview — Major Supplier” and “ITEM 4. Information of the Company — B. Business Overview — Customers, Sales, and Marketing.” As of the date of this annual report, Xinsheng has fulfilled its obligations to transfer payment guaranteed in each of the Agreements. However, there is no assurance that, in the future, we will be able to successfully enforce Xinsheng’s guarantee, or any other such payment agents’ guarantee. These third-party agents are subject to their own unique operational and financial risks, which are beyond our control. In the event that such agents fail to function properly or breach or terminate their cooperation with us, we may be unable to recover payment from our customers or transfer payment to our suppliers in a timely manner, or at all. This could disrupt our cash flow and lead to a breakdown of our contractual relationship with customers and suppliers. If we are unable to address these issues in a timely and cost-effective manner, our business, financial condition, and results of operations may be adversely affected.

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

We provide data-driven AI technologies to our customers endeavoring to maximize the revenue-generation and customer-retention potential capacities of their contact centers. See “ITEM 4. Information of the Company — B. Business Overview —Competitive Strengths”. As of the date of this annual report, we have filed seven patent applications in Singapore. These applications are currently awaiting approval from the authorities and focus on technologies enhancing the utility of contact centers. We have also designed and developed effective systems of Gateways to integrate our AI Assist software into contact centers. Nonetheless, the AI Contact Integrated Solutions Industry is characterized by rapid technological advancement, constant improvement of AI products’ learning capabilities and resultant heightening of customers’ expectations, disruption by innovative entrants, and evolving business models and industry standards. This requires us to anticipate well in advance, which technologies we must implement and take advantage of to make our AI products and services competitive in the market. As such, we need to continue to invest significant financial resources in research and development to keep pace with technological advances in order to make our technologies competitive in the market, especially those relating to the intelligence and analytic capability of our core AI product. However, development activities are inherently uncertain, and our expenditures on research and development may not generate commensurate benefits. Given the fast pace with which AI technology has been and will continue to be developed, we may not be able to timely upgrade our data analytics and AI-based technologies, or the algorithm or engines required thereby in an efficient and cost-effective manner, or at all. New technologies in our industry could render the technologies and services that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenues and market share.

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

We engaged Youfei Shuke in three three-year service agreements in 2022. In 2024, we entered into seven new one-year agreements with Youfei Shuke relating to general system developments, and, additionally, 13 individual one-year agreements were entered into for AI model training services, each tailored to a particular industry scenario for which a model will be applied. However, there is no assurance that we will continue to maintain our cooperation with Youfei Shuke after the term of the current agreements expire. Similar uncertainties may apply to our potential engagement with other developer partners in the future. However, as of the date of this annual report, we can provide no assurance that we will successfully enter into such engagements. Any such third-party developer partners will be subject to their own unique operational and financial risks, which will be beyond our control. If any such third-party developer partners fail to function properly or breach or terminate their cooperation with us, we must secure substitute developer partners to maintain our business. If we are unable to address these issues in a timely and cost-effective manner, our business, financial condition, and results of operations may be adversely affected.

We are in the highly competitive AI Contact Integrated Solutions Industry, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

The industry of contact-center AI technology worldwide is competitive and rapidly evolving, with new companies increasingly joining the competition in recent years. AI products and service models in the industry are constantly evolving to adapt new technologies, increase cost efficiency, and meet customers’ rising expectation for more intelligent products. We compete for bringing about profitability increase, managerial efficiency enhancement, and agent mistake reduction to customers’ contact centers, which is often determined by factors such as AI efficiency, system integration abilities and industry experience. As of the date of this annual report, we believe that we are well-positioned to effectively compete in the AI contact-center solutions industry primarily due to (i) our AI technology; (ii) our professional knowledge base; (iii) our industry experience and client base; and (iv) our business model and product offerings. See “ITEM 4. Information of the Company — B. Business Overview —Competition.” Nonetheless, as advancement in AI technology is often accompanied by revolutionary effects on its application, sudden and intensive competition can take place unexpectedly in the future. The increased competition may lead to increased costs for customer acquisition and retention, which may result in reduced margins and a loss of market share for us. We compete with other competitors on the following bases:

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

We rely on a few customers that each account for more than 10% of our total sales, who are all contact-center BPO companies for whom we provide our AI Assist product. For the fiscal year ended June 30, 2024, we had two significant customers, namely Beijing Baojiang Science and Technology Co., Ltd. (“Baojiang”) and Shenyang Pengbosheng Network Technology Co., Ltd. (“Pengbosheng”), which accounted for 26.9% and 37.5% of our total sales, respectively. For the fiscal year ended June 30, 2023, we had two significant customers, Baojiang and Pengbosheng, which accounted for 28.4% and 46.3% of our total sales, respectively. For the fiscal year ended June 30, 2022, Pengbosheng accounted for 51.4% of our total sales, and Baojiang accounted for 34% of our total sales. No other customers accounted for more than 10% of our total sales during the fiscal years ended June 30, 2024, 2023 and 2022.

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

We also rely on Youfei Shuke as our provider of AI infrastructure and developer partner, who has been our primary technology supplier for the fiscal years ended June 30, 2024, 2023, and 2022. Our partnership typically involves co-modeling and co-developing efforts based on our designs of the AI product and its expected application, and Youfei Shuke’s provision of AI infrastructure. In the fiscal years ended June 30, 2024, there were 23 service agreements between Youfei Shuke and Helport Singapore, all of which relate to the development of AI-driven products designed to enhance our existing products and systems. Of these, three agreements were established in the fiscal years 2023 and 2022, seven new agreements relating to general system developments were made in fiscal year 2024, and, additionally, 13 individual agreements were made in fiscal year 2024 for AI model training services, each tailored to a particular industry scenario for which a model will be applied.

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

As a product for assisting contact-center agents, AI Assist only collects data from the contact center operating agents but does not collect any data from consumers who engage with the agents. Typically, the product collects data on agents’ operational activities, such as the actions they take and the length and frequency of call, and agents’ basic information, such as their name and contacts. These are common data collected for the type of business we are engaged in. Because AI Assist is installed on our customers’ own cloud database, the data collected by our product is stored on our customers’ cloud database. Our access to customers’ systems is limited, and we have no access to any of their operational data and confidential information. As a result, we do not store any customer or agent data. Data of contact center conversations is transmitted directly to providers of Automatic Speech Recognition technology such as AWS. Our technical staff in charge of assisting customers to build our AI technology into their system only operate on the premises of the customers and on their computer systems. For details, see "ITEM 4. Information of the Company — B. Business Overview — Data Privacy and Security".

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

Although we have no operating entity in the PRC, currently substantially all of our revenue is generated from customers located in the PRC. Our products do not collect personal data from contact center activities, nor do we store any data from such activities. As of the date of this annual report, neither Helport AI nor has any subsidiaries thereof received any notice from any authorities requiring Helport AI or any of its subsidiaries to undergo any cybersecurity review or network data security review. However, since the use of our AI Assist software involves the collection of data and information contained in contact center operations of our customers in the PRC, we may be subject us to certain laws and regulations in China in the future. If any such new laws, regulations, rules, or implementation and interpretations come into effect that may impact Helport AI or any of its subsidiaries, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws. We cannot guarantee, however, that such entities will not be subject to cybersecurity review and network data security review in the future. During such reviews, Helport Singapore may be required to suspend its operations or experience other disruptions to its operations. Cybersecurity review and network data security review could also result in negative publicity with respect to Helport AI and diversion of its managerial and financial resources, which could materially and adversely affect its business, financial conditions, and results of operations.

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

Although we have taken measures to protect sensitive data from unauthorized access, use, or disclosure, our protective measures may not be effective and our information technology may still be vulnerable to attacks. In the event of such attacks, the costs to eliminate or address the foregoing security threats and vulnerability before or after a cyber-incident could potentially be significant. our remediation efforts may not be successful and could result in interruptions or delays of services. As threats related to cyber-attacks develop and grow, we may also find it necessary to take further steps to protect our data and infrastructure, which could be costly and therefore impact our results of operations. In the event that we are unable to prevent, detect, and remediate the foregoing security threats and vulnerabilities in a timely manner, our operations could be interrupted or we could incur financial, legal, or reputational losses arising from misappropriation, misuse, leakage, falsification, or intentional or accidental release or loss of information maintained in our systems. The number and complexity of these threats continue to increase over time. Although we have not experienced any cyber-attacks or other privacy or data security incidents as of the date of this annual report, and we inspect our systems on a regular basis to prevent these events from occurring, the possibility of these events occurring cannot be eliminated entirely.

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

As of the date of this annual report, we own one domain name, Helport.ai. We have also applied for seven patents in Singapore relating to methods and systems for empowering contact center assistance, the approval of which is expected to take place in six months. We regard our intellectual property as important to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-disclosure agreements, to protect our proprietary rights. For details, please see “ITEM 4. Information of the Company — B. Business Overview — Intellectual Property.”

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

In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may face challenges in successfully negotiating favorable terms of the acquisition or investment and financing the proposed transaction. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to Helport AI’s shareholders. If any one or more of the aforementioned risks associated with acquisitions or investments materialize, the acquisitions or investments may not be beneficial to us, which in turn may materially and adversely affect our business, financial condition, and results of operations.

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

Our business may be negatively impacted by the fear of, exposure to, or actual effects of a disease outbreak, epidemic, pandemic, or similar widespread public health concern, including travel restrictions or recommendations or mandates from governmental authorities as a result of the COVID-19 pandemic, the threat of the virus, or the emergence of any variants. During the fiscal year ended June 30, 2022, our business was moderately impacted by the COVID-19 pandemic. Our revenue is mainly generated in the PRC, and in March 2022, a new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, or travel restrictions has been imposed to date upon different provinces or cities in China by the relevant local government authorities. Due to these restrictions, the billable number of contact center seats employed by our customers using our AI Assist product was reduced, causing a reduction in our revenue. Since the end of 2022, the Chinese government has lifted the COVID-19 restrictions, and we gradually recovered from the negative impact of the COVID-19 pandemic on our results of operations. During the fiscal year ended June 30, 2023, our business was moderately impacted by the COVID-19 pandemic. However, there is no assurance that a disease outbreak, such as the COVID-19 pandemic and any similar natural disasters will not occur in the future. During the fiscal year ended June 30, 2024, our business was no longer impacted by the COVID-19 pandemic. However, the extent to which natural diseases may impact us in the future will depend on future developments, which are highly uncertain and cannot be predicted, including the duration, severity, and the recurrence of any such disease outbreaks, the effectiveness of mitigation strategies, and third-party actions taken to contain their spread and mitigate their public health effects. Any of these factors may materially and adversely affect our business, financial condition, and results of operations.

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

Risks Related to Our Securities

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to the Business Combination, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of its internal control over financial reporting. In preparing our combined financial statements as of and for the year ended June 30, 2024, we have not identified any material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. In reaching this conclusion, our management has taken into account various factors, including that we have recruited financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, that we have hired independent directors with financial expertise, and that we have established a competent audit committee.

Helport AI is subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404") requires that Helport AI include a report from management on the effectiveness of Helport AI’s internal control over financial reporting in Helport AI’s annual report on Form 20-F beginning with Helport AI’s second annual report on Form 20-F after becoming a public company. In addition, once Helport AI ceases to be an “emerging growth company,” as defined in the JOBS Act, Helport AI’s independent registered public accounting firm must attest to and report on the effectiveness of Helport AI’s internal control over financial reporting. Moreover, even if Helport AI’s management concludes that Helport AI’s internal control over financial reporting is effective, Helport AI’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with Helport AI’s internal controls or the level at which Helport AI’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from Helport AI. In addition, Helport AI’s reporting obligations may place a significant strain on Helport AI’s management, operational and financial resources and systems for the foreseeable future. Helport AI may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing Helport AI’s internal control procedures, in order to satisfy the requirements of Section 404, Helport AI may later identify weaknesses and deficiencies in Helport AI’s internal control over financial reporting. If Helport AI fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, Helport AI may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if Helport AI fails to achieve and maintain an effective internal control environment, it could result in material misstatements in Helport AI’s financial statements and could also impair Helport AI’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, Helport AI’s businesses, financial condition, results of operations and prospects, as well as the trading price of its securities may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose Helport AI to an increased risk of fraud or misuse of corporate assets and subject Helport AI to potential delisting from the stock exchange on which Helport AI lists, regulatory investigations, and civil or criminal sanctions. Helport AI may also be required to restate its financial statements from prior periods.

Helport AI may or may not pay cash dividends in the foreseeable future.

Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors of Helport AI and will depend on, among other things, applicable law, regulations, restrictions, Helport AI’s results of operations, financial condition, cash requirements, contractual restrictions, the future projects, and plans of Helport AI and other factors that the board of directors may deem relevant. In addition, Helport AI’s ability to pay dividends depends significantly on the extent to which it receives dividends from Helport and there can be no assurance that Helport will pay dividends. As a result, capital appreciation, if any, of our Ordinary Shares may be an investor’s sole source of gain for the foreseeable future.

Provisions in Helport AI’s Amended and Restated Memorandum and Articles of Association may inhibit a takeover of Helport AI, which could limit the price investors might be willing to pay in the future for Helport AI’s securities and could entrench management.

Helport AI’s Amended and Restated Memorandum and Articles of Association contains provisions that may discourage unsolicited takeover proposals that shareholders of Helport AI may consider to be in their best interests. Among other provisions, subject to the right of the shareholders of Helport AI as specified in the Amended and Restated Memorandum and Articles of Association, the ability of Helport AI’s board of directors (the “Helport AI Board”) to issue additional shares, with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as the board of directors may determine, to the extent authorized but unissued, and without shareholder approval, may make it more difficult for Helport AI’s shareholders to remove incumbent management and accordingly discourage transactions that otherwise could involve payment of a premium over prevailing market prices for Helport AI’s securities.

Helport AI is an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors, which could have a material and adverse effect on Helport AI, including its growth prospects.

Helport AI is an “emerging growth company” as defined in the JOBS Act. Helport AI will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which Helport AI has total annual gross revenue of at least $1.235 billion, or (c) in which Helport AI is deemed to be a large accelerated filer, which means the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of Helport AI’s prior second fiscal quarter, and (ii) the date on which Helport AI issued more than $1.0 billion in non-convertible debt during the prior three-year period. Helport AI intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Helport AI’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Helport AI has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Helport AI, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Helport AI’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after Helport AI no longer qualifies as an “emerging growth company,” as long as Helport AI continues to qualify as a foreign private issuer under the Exchange Act, Helport AI will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, Helport AI will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, Helport AI shareholders may not have access to certain information they deem important. Helport AI cannot predict if investors will find our Ordinary Shares less attractive because it relies on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market and share price for our Ordinary Shares may be more volatile.

As a “foreign private issuer” under the rules and regulations of the SEC, Helport AI is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

Helport AI is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, Helport AI is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. Helport AI is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Helport AI’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Helport AI’s securities.

In addition, as a “foreign private issuer,” Helport AI is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. Helport AI currently intends to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of Helport AI that it does follow, Helport AI cannot give any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow Helport AI to follow its home country practice. Unlike the requirements of Nasdaq, Helport AI is not required, under the corporate governance practice and requirements in the British Virgin Islands, to have its board consist of a majority of independent directors, nor is Helport AI required to have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors or have regularly scheduled executive sessions with only independent directors each year. Such British Virgin Islands home country practices may afford less protection to holders of our Ordinary Shares.

Helport AI would lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Helport AI’s outstanding voting securities becomes directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Helport AI’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Helport AI’s assets are located in the United States; or (iii) Helport AI’s business is administered principally in the United States. If Helport AI loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Helport AI would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Helport AI’s management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our Ordinary Shares.

The price of our Ordinary Shares may fluctuate significantly due to the general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, Helport AI’s general business condition and the release of its financial reports. Additionally, if our Ordinary Shares become delisted from Nasdaq, the liquidity and price of our securities may be more limited than if we were listed on Nasdaq or another national securities exchange. The lack of an active market may impair your ability to sell your our Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling securities and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline.

The trading market for our Ordinary Shares depends, to some extent, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the information contained in their reports. If one or more analysts publish research reports that are interpreted negatively by the investment community, or have a negative tone regarding our business, financial condition or results of operations, industry or end-markets, the share price of our Ordinary Shares could decline. In addition, if a majority of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The issuance of additional our Ordinary Shares in connection with future financings, acquisitions, investments, the Incentive Plan, or otherwise will dilute all other shareholders.

Helport AI expects to issue additional shares in the future that will result in dilution to all other shareholders. Helport AI expects to grant equity awards to employees, directors, and consultants under its 2024 Equity Incentive Plan. It may also raise capital through equity financings in the future. As part of its business strategy, Helport AI may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional shares may cause shareholders to experience significant dilution of their ownership interests and the per share value of our Ordinary Shares to decline.

If Helport AI’s estimates or judgments relating to its critical accounting policies prove to be incorrect, its results of operations could be adversely affected.

The preparation of financial statements in conformity with Helport AI’s key metrics require management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes and amounts reported in its key metrics. Estimates are based on historical experience, industry data, current contracts and customer relationships and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing its combined financial statements include estimates for provisions, receivables and inventory. Helport AI’s results of operations may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause its results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Ordinary Shares.

U.S. holders that directly or indirectly own 10% or more of Helport AI’s equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of controlled foreign corporations.

A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”), if “10% U.S. equityholders” (as defined below) own, directly, indirectly or constructively, more than 50% of either (i) the total combined voting power of all classes of shares of such corporation entitled to vote or (ii) the total value of the shares of such corporation. We do not believe that Helport would be classified as a CFC at the time of Closing, although CFC status is determined after taking into account complex constructive ownership rules and, accordingly, there can be no assurance in this regard. The U.S. federal income tax consequences for U.S. holders who at all times are not 10% U.S. equityholders would not be affected by the CFC rules. However, a U.S. holder that owns (or is treated as owning, directly, indirectly or constructively, including by applying certain attribution rules) 10% or more of the combined voting power of all classes of Helport AI’s shares entitled to vote or the total value of our equity interests (including equity interests attributable to a deemed exercise of options and convertible debt instruments), or a “10% U.S. equityholder”, if it were classified as a CFC, would generally be subject to current U.S. federal income taxation on a portion of Helport AI’s applicable subsidiaries’ earnings and profits (as determined for U.S. federal income tax purposes) and its earnings and profits, regardless of whether such 10% U.S. equityholder receives any actual distributions. In addition, if we were classified as a CFC, a portion of any gains realized on the sale of its Helport AI shares by a 10% U.S. equityholder may be treated as ordinary income. Helport AI cannot provide any assurances that Helport will assist U.S. Holders in determining whether Helport or any of its subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a 10% U.S. equityholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if Helport, or any of its subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. Each U.S. holder should consult its own tax advisor regarding the CFC rules and whether such U.S. holder may be a 10% U.S. equityholder for purposes of these rules.

Our U.S. shareholders may suffer adverse tax consequences if Helport AI is classified as a “passive foreign investment company."

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of Helport and its subsidiaries and certain factual assumptions, Helport does not expect to be treated as a PFIC for the taxable year ending December 31, 2024. Because the value of its gross assets is likely to be determined in part by reference to its market capitalization, a decline in the value of our Ordinary Shares may result in Helport becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “ITEM 10. Additional Information — E. Taxation”) holds its Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them. See “ITEM 10. Additional Information — E. Taxation.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History

Helport was incorporated in the British Virgin Islands in June 2023. Helport Singapore was incorporated in Singapore in September 2020 and was acquired by Helport in December 2023 and became a wholly owned subsidiary of Helport in connection with a corporate reorganization.

Helpor AI, a British Virgin Islands business company, was incorporated on October 3, 2023. Prior to the Business Combination, Helport AI owned no material assets and did not operate any business.

Our principal executive office is located at 9 Temasek Boulevard #07-00, Suntec Tower Two, Singapore 038989. Our telephone number is +65 82336584.

Business Combination with Tristar

On November 12, 2023, Helport AI entered into a Business Combination Agreement (as amended by the First Amendment to the Business Combination Agreement, the “Business Combination Agreement”) with Tristar, Merger I Limited, Merger II Limited, Helport, Navy Sail International Limited, a British Virgin islands company, in the capacity as the representative from and after the Effective Time for the shareholders of Purchaser (other than Helport shareholders as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of the Business Combination Agreement (“Purchaser Representative”) and Extra Technology Limited, a British Virgin Islands business company, in the capacity as the representative from and after the Effective Time for the holders of Helport ordinary shares as of immediately prior to the Effective Time in accordance with the terms and conditions of the Business Combination Agreement (“Seller Representative”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, one (1) business day before the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) Merger I Limited merged with and into Helport (the “First Merger”), with Helport surviving the First Merger as a wholly-owned subsidiary of Helport AI and the outstanding securities of Helport being converted into the right to receive securities of Helport AI; and (b) one (1) business day following the First Merger, Merger II Limited merged with and into Tristar (the “Second Merger”, and together with the First Merger, the “Mergers”), with Tristar surviving the Second Merger as a wholly-owned subsidiary of Helport AI and the outstanding securities of Tristar being converted into the right to receive securities of Helport AI.

On August 2, 2024, the parties consummated the Business Combination the (“Closing Date”).

B. Business Overview

Overview

We are an AI technology company headquartered in Singapore, committed to assisting enterprises in accelerating sales growth through cutting-edge AI-powered customer engagement. Our proprietary offering, Helport AI Assist software (“AI Assist”), offers real-time intelligent guidance for customer engagement professionals in business settings. In addition, we provide AI+BPO (Business Process Outsourcing) services to facilitate customer engagement, assisting our clients to achieve optimal sales performance and cost reduction.

“AI Assist” is software that targets customer engagement staff as its users, which include enterprises’ customer contact center representatives as well as other sales professionals such as real estate sales brokers, insurance sales brokers, and family wealth investment advisors. AI Assist is featured with four primary functions, including “Agent Assistant”, “QA Assistant”, “Supervisor Assistant”, and “Knowledge Base Assistant”. “Agent Assistant” is a feature that provides real-time speech guidance to customer engagement agents and professionals. It also has features such as flexible learning, training, testing, and certification, designed to shorten the training time of newly hired customer engagement agents and reduce enterprises’ costs of training and hiring customer engagement staff. The “QA Assistant” feature ensures that the agents’ conversations with customers are legally compliant and conform to internal company standards, while also provides real-time alerts for non-compliant situations and suggests remedial scripts to the agents. The “Supervisor Assistant” function offers supervisors with real-time, quantitative visibility of all team members. The “Knowledge Base Assistant” function enables rapid construction of knowledge bases (utilizing large language models) and the continuous upgrading of such knowledge bases. With these functions, we believe that AI Assist is an all-in-one tool that facilitates companies in enhancing customer engagement efficiency and achieving exceptional sales performance.

Our AI+BPO service offering is an AI-powered online BPO service for customer contact. For clients in need of customer engagement professionals, we offer our AI Assist product, coupled with BPO service. Through our BPO partners, we provide our enterprise clients with the customer engagement professionals required, who then utilize the AI Assist software in performing their tasks. In this way, we help our clients access outsourced professional services 24/7 worldwide, in multiple languages, with flexible time frames and seating arrangements. In such ourtsourced business processes, our AI technology and digital platform enable real-time remote monitoring of the customer engagement professionals, compliance and quality checks of their work, and knowledge base construction to facilitate customer engagement. Leveraging our AI software and a global network of BPO partners, we help clients enhance sales performance while minimizing costs.

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

For the fiscal year ended June 30, 2024, we had revenue of $29.58 million, and net income of $7.37 million. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 100% for the fiscal year ended June 30, 2024. For the fiscal years ended June 30, 2023 and 2022, we had revenue of $12.73 million and $2.67 million, respectively, and net income of $4.81 million and $0.82 million, respectively. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 99.70% and 96.20% for the fiscal years ended June 30, 2023 and 2022, respectively; revenue generated from medical consulting service contributed 0.30% and 3.80%, respectively. The medical consulting business was discontinued after January 2023. We started providing AI service when we launched our key Software as a Service (“SaaS”) product, AI Assist, in April 2022, which has become our business focus ever since. For the fiscal years ended June 30, 2024, 2023 and 2022, we did not generate any revenue from AI+BPO.

Competitive Strengths

We believe that the following competitive strengths are essential for our success and differentiate us from our competitors:

Artificial Intelligence Technology

We apply operations research theory and AI technology to create intelligent algorithms and tools underlying the functions of AI Assist, including Agent Assistant, Supervisor Assistant, QA Assistant, and Knowledge Base Assistant, serving customer contact professionals and team leaders. These functions allow for real-time communication assistance, real-time sales guidance, intelligent visibility of agent performance, and fast knowledge-base configuration. For instance, AI Assist can steer agents through their customer interactions, furnish them with industry-specific insights, offer tailored script prompts, and oversee adherence to standard procedures and regulations. Our AI software is designed to enhance the efficiency of enterprise-customer communications and the overall customer experience by bolstering agent performance.

Our products have self-learning capabilities, allowing them to continuously adjust and upgrade based on user behaviors. The system automatically verifies and annotates the AI-generated responses according to the customer representatives’ adoption rate. Furthermore, the system assesses the efficacy of the generated responses by taking into account metrics such as call duration, customer sentiment, order success status, and additional relevant indicators. Consequently, it continually refines the quality of the responses it generates. Quality control involves monitoring accuracy through a combination of software analysis and human review, focusing on metrics such as quality assurance accuracy and knowledge base response accuracy. These metrics are usually kept at a level of more than 90% accuracy for the models. If these metrics fall below expected values, algorithm engineers and knowledge base operations personnel adjust rules, annotations, and other aspects to optimize the model. Our algorithm engineers possess expertise in data structures and foundational algorithms and are skilled in versatile high-level programming languages like C++ and Python. They are adept at coding and have a deep understanding of Natural Language Processing (“NLP”)1 and associated algorithms and technologies, including the training of large-scale models. Our knowledge base operations team, equipped with an understanding of AI technology and relevant domain industry expertise, can tailor prompt strategies for our models to meet specific customer requirements, to satisfy the quality requirements of AI-generated outputs. Typically, the initial deployment of AI Assist spans from one week to one month, with one optimization session per week.

Powerful Professional Knowledge Base

Drawing on the industry experience and expertise of our founding team, we have developed more than 100 sets of dialog libraries, quality control knowledge bases, algorithm models, and training tools. These cover typical scenarios such as credit card installment billing services, debt collection, insurance product sales, education company class scheduling, new customer acquisition, and more.

We refine our AI models with industry-specific practices and knowledge derived from our professional team’s extensive client engagements across various sectors. Our AI models are designed to be versatile and applicable to a wide range of industry needs. By contrast, new AI companies may face challenges in effectively training their AI models due to limited industry exposure, a scarcity of scenario-specific expertise, and the absence of a comprehensive domain knowledge base. These limitations can act as significant barriers to entry for new market entrants and emerging AI firms, leading to increased costs associated with resource allocation, market exploration, and the protracted trial-and-error phase.

Strong Business Model and Products

Although we commenced operations in September 2020, we have achieved profitability. For the fiscal year ended June 30, 2024, we had revenue of $29.58 million, and net income of $7.37 million. For the fiscal years ended June 30, 2023 and 2022, we had revenue of $12.73 million and $2.67 million, respectively, and generated net income of $4.81 million and $0.82 million, respectively. We believe that our ability to achieve profitability and continuous growth demonstrates our strong business model.

In 2022, Helport secured a 5.2% market share in China’s AI contact center solutions market, leading the industry in terms of market share, as reported by Frost & Sullivan in their 2023 industry report commissioned by Helport, titled “Industry Overview of Artificial Intelligent Contact Integrated Solution” (the “Frost & Sullivan Report”). We have developed SaaS products for customer interaction and have also created CTI gateways, AI gateways and CRM gateways through iterative refinement based on the customer service experience of Helport team members across various sectors.

A gateway is essential for facilitating data exchange between different devices, networks, or systems that may use different protocols or languages. Our proprietary gateways are designed to integrate seamlessly with a variety of software, hardware, and enterprise databases for swift deployment of AI Assist within our clients’ systems, enabling data exchange, reducing data transmission lags, minimizing device memory usage, and lowering computational power consumption. By doing so, we aim to enhance the customer experience while keeping the product deployment costs to a minimum.

[1]	NLP is a machine learning technology that gives computers the ability to interpret, manipulate, and comprehend human language.

Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

In the Chinese market, we plan to capitalize on the strengths of our existing user base and market capabilities to solidify our position as a leader in AI customer engagement, with a particular focus on clients in the financial services sector.

Banking, insurance, and consumer lending are the primary sectors where AI Assist users are concentrated in China. Currently, our products are in use across these industries. Leveraging our established client base, we aim to grow our business by:

●	Expanding sales to existing clients as they scale up their customer engagement team;

●	Acquiring new clients through referrals from satisfied clients;

●	Engaging in enterprise bidding processes, industry forums, and seminars to increase market reach; and

●	Pursuing strategic partnerships to capitalize on our business partners’ resources and brand influence.

Banking: We aim to extend our products and services to large commercial banks in China within the next three years.

Insurance: We aim to expand our products and services to leading insurance groups and insurance sales brokage firms.

Consumer lending: We aim to expand products and services to major consumer lending companies in the next three years.

In summary, our Chinese market expansion strategy is underpinned by a holistic approach, combining internal expansion efforts, direct sales initiatives, participation in bidding processes, and strategic collaborations. We expect this strategy will position us to deepen our engagement with existing users but while enabling us to enter new markets and foster enduring partnerships with industry leaders.

Prioritize the American market as a strategic focus for rapid growth.

The North American market, being the largest customer contact market globally, exhibits a high propensity among U.S. businesses to embrace SaaS solutions. Despite this, the saturation of AI-driven customer contact assistants is surprisingly low, which suggests a substantial opportunity for Helport AI. As newcomers to this market, we concentrate on vertical markets with substantial user bases, including insurance sales, real estate brokerage, family wealth management, and mortgage lending intermediation. In addition to providing AI software, we also provide AI+BPO services to these clients. We aim to rapidly expand in these sectors by forming strategic alliances with major platform enterprises and key players within the selected industries.

Partner with BPO contact centers around the world to expand in scale.

Based on various market research reports, in 2022, there were over 3 million BPO call center seats in China, over 2 million seats in the United States, and over 1.5 million call center seats in the Philippines. These BPO customer contact centers are Helport’s target customer base, especially BPO companies with a significant volume of outbound telesales operations, who would have the need to increase sales revenue, improve work efficiency, and reduce costs. We are in the process of forging strategic partnerships with such BPO companies, aiming to both provide them with access to our software products and nurture them to become our sales affiliates.

We believe that collaborating with BPO companies is instrumental in bridging the U.S. and Southeast Asian markets through our “AI + BPO” model, thereby maximizing synergy and enhancing our competitive differentiation. This strategic alliance not only leverages the strengths of both parties but also paves the way for further innovative solutions that could improve operational efficiency and reduce costs.

Global Collaboration with Cloud Vendors

We aim to collaborate with major cloud vendors to provide AI services to enterprises worldwide. We utilize IaaS and PaaS platforms provided by cloud providers such as AWS, Google Cloud, and Microsoft Asure to support our SaaS products. By harnessing the extensive global network of these cloud providers, we intend to expand into new regional markets, offering AI software and services to enterprises globally within the next three years. We anticipate that this strategic move will allow us to extend our reach and deliver our AI solutions to a broader client base.

Direct Online Promotion/Search Engine Optimization (SEO)

We expect to initiate online promotional campaigns for our AI software and AI+BPO solutions by January 2025. By employing internet marketing strategies, such as search engine optimization for relevant keywords and strategic banner advertising, we aim to enhance the exposure of our products, generate a higher volume of leads, and thereby expedite our business growth.

As of the date of this annual report, we have leased offices in Southeast Asia and North America, and have employees based in Singapore, the Philippines, China, and the U.S. to pursue the foregoing growth strategies, however, there is no assurance that these goals will be accomplished as anticipated on the anticipated timeframes.

The Business Model

As an AI technology company, we specialize in delivering intelligent products and services designed to enhance customer engagement, boost work efficiency, and optimize sales performance. Our core offerings comprise AI software and AI+BPO services. During the fiscal years 2022 and 2023, we also offered medical consulting services, which accounted for 0.30% and 3.80% of our annual revenue, respectively. However, we discontinued these medical consulting services as of January 2023.

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

AI+BPO

Launched in July 2024, our AI+BPO service offering is an AI-powered online BPO service for customer contact, and aims to maximize the effective utilization of our AI Assist product. For clients in need of customer engagement professionals, we offer our AI Assist product, coupled with the provision of BPO service. Through our BPO partners, we provide our enterprise clients with the customer engagement professionals required, who then utilize the AI Assist software in performing their tasks. In this way, we are able to provide our customers with 24/7 BPO services worldwide, in multiple languages, with flexible time frames and seating arrangements. In such ourtsourced business processes, our AI technology and digital platform enable real-time remote monitoring of the customer engagement professionals, compliance and quality checks of their work, and knowledge base construction to facilitate customer engagement, thereby ensuring and improving the quality of work of such outsourced professionals. Leveraging our AI software and a global network of BPO partners, we help clients enhance sales performance while minimizing costs.

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

Medical Consulting Services (Discontinued)

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

Revenue and Pricing Model

As of the date of this annual report, our primary source of revenue is generated by AI services derived from AI Assist and certain other services. Helphub did not generate revenue in the fiscal years ended June 30, 2022, 2023, and 2024, as it remains under test operation as of the date of this annual report.

AI Assist

AI Assist includes an array of software functions such as Agent Assistant, Supervisor Assistant, QA Assistant, and Knowledge Base Assistant. We primarily bill our clients using a subscription fee plus commission fee model. We bill our customers on a monthly basis for software packages chosen by customers, plus any commission fees based on task outcomes, typically negotiated to be at a rate of 7% to 15% of the Gross Service Fee (“GSF”), representing service income earned by agents who use AI Assist in delivering services. The base fee for calculating the average monthly GSF per seat is agreed upon in contracts. If the monthly GSF exceeds the agreed upon base fee, the actual service income will be used in the calculation. We usually grant our customers a credit term between 180 and 365 days. If customers demand customized development or have other special requests, we will enter into separate fee arrangements with customers, based on the type and volume of services required by such customers.

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

For the fiscal year ended June 30, 2024, we had revenue of $29.58 million, and net income of $7.37 million. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 100% for the fiscal year ended June 30, 2024. For the fiscal years ended June 30, 2023 and 2022, we had revenue of $12.73 million and $2.67 million, respectively, and net income of $4.81 million and $0.82 million, respectively. Among our revenue sources, the revenue generated from AI services contributed 99.70% and 96.20% of our revenue for the fiscal year ended June 30, 2023 and 2022, respectively; revenue generated from medical consulting service contributed 0.30% and 3.80%, respectively, for the same periods.

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

Major Supplier

To expedite the product development cycle and manage R&D costs, we rely heavily on third-party R&D providers. Among them, we recognize Youfei Shuke as our supplier, for accounting purposes. While we recognize other third-party providers as R&D expenses, since their services have not yet reached the requirements to be classified as assets or costs supportive to generate revenue, they are not shown as suppliers in this section. We engage in collaborative development for AI training models and our products AI Assist and Helphub with Youfei Shuke, which also provides AI operation services to us.

For the AI operation services, Youfei Shuke entered into an AI Operation Service Agreement with us. The AI operation services include AI environment setup, knowledge base setup, and product enhancement. Youfei Shuke will provide AI operation service, ensure normal and stable operation of the system, and provide technical support, but it will not intervene in any transactions with users or assume any transaction responsibilities. The operation service fee is reconciled on a quarterly basis. Youfei Shuke and we have confidentiality obligations to each other. If either party breaches the agreement, the breaching party shall be liable for compensation and any related expenses, and the non-breaching party can immediately terminate the contract. The contract is valid for one year and will be automatically renewed for an additional year if either party fails to send a written notice of termination within 60 days before the expiration of the term, and the extension can be repeated indefinitely. The contract term was from the original term of March 6, 2022 to March 5, 2023. It was extended for one year to March 5, 2024, and was extended again to March 5, 2025, by automatic renewal. As of the date of this annual report, we have no reason to expect that the AI Operation Service Agreement will not be extended following the expiration of the current term.

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

In fiscal year ended in June 30, 2024, for AI training service, Youfei Shuke entered into 13 AI training service agreements with us. We outsourced several development tasks to Youfei Shuke to train and develop small models applicable to different industries, improving the applicability and accuracy of AI technology. We provide business scenario requirements, while Youfei Shuke provides models, related development personnel, and underlying AI capabilities. We own intellectual property rights of the models developed. Both parties have confidentiality obligations. If either party breaches the agreement, the breaching party is liable for compensation and any related expenses, and the non-breaching party can immediately terminate the contract.

In fiscal year ended in June 30, 2024, another research and development effort of the company focused on improving the fine-tuning capabilities of our large AI models, enabling them to adapt more rapidly to diverse application scenarios. Continuous feedback collection and iterative upgrades were integral parts of this development process. The development was outsourced to Youfei Shuke for ongoing updates and continuous development of products and systems. We provide business scenario requirements, while Youfei Shuke provides models, related development personnel, and underlying AI capabilities. We own intellectual property rights of the development. Both parties have confidentiality obligations. If either party breaches the agreement, the breaching party is liable for compensation and any related expenses, and the non-breaching party can immediately terminate the contract.

Because we do not have an operating entity or office in the PRC, and for ease and timely performance of rights and obligations, we have an Agreement of Authorization for Payment with Xinsheng Technology (Tianjin) Co., Ltd. (“Xinsheng”), who will make payments on behalf of us to Youfei Shuke. See “ITEM 3. Key Information—D. Risk Factors—Risks Related to Helport Doing Business in the PRC—Each of our customers and suppliers has entered into an Authorization for Payment Agreement with our Singapore operating entity and a third- party agent. Our financial condition and liquidity position may be subject to credit risks of the third-party agent.”

Below are the lists of our supplier for the fiscal years ended June 30, 2024, 2023 and 2022.

●	Fiscal year ended June 30, 2024

Supplier	Purchase Amount (USD); Percentage	Major Contract Terms
Youfei Shuke	$13,849,773; 100%

AI Operation Service Agreement:

Youfei Shuke provides AI operation service to us. The contract term was from March 5, 2023 to March 5, 2024, and was extended to March 5, 2025 by automatic renewal.

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

Youfei Shuke

AI Training Service Agreements:

We entered into 13 of such agreements with Yourfei Shuke from January 2024 to June 2024. Youfei Shuke provided training, generation, updating, and data annotation services for our AI models applied to 13 various industries settings and scenarios. The contract terms are generally for one year from the effective date and require delivery within 6 months.

Youfei Shuke

Information System Development Agreements

We entered into seven of such agreements with Yourfei Shuke from January 2024 to June 2024. Youfei Shuke was responsible for requirements analysis, system design, development, testing, and ultimately delivering a system product that would meet the contractual requirements.

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

The major factors that we evaluate when selecting suppliers are their industry experience, fee quotes, easiness of communication, and payment terms. We selected Youfei Shuke as our supplier by a comprehensive evaluation of products, services, and settlement. We maintain a long-term partnership with our supplier and rarely change it. See “ITEM 3. Key Information—D. Risk Factors — Risks Related to Helport’s Business — Our business may rely on a primary supplier or a few customers that account for more than 10% of our total purchases. Any interruption in operations in such major clients or suppliers may have an adverse effect on our business, financial condition, and results of operations."

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

During the fiscal years ended June 30, 2024, 2023, and 2022, we had nine, five and four AI services customers, respectively. Our top five customers for the fiscal years ended June 30, 2024, 2023, and 2022 were all BPO companies.

For the fiscal year ended June 30, 2024, our top two customers, Shenyang Pengbosheng Network Technology Co., Ltd. (“Pengbosheng”) and Beijing Baojiang Science and Technology Co., Ltd. (“Baojiang”) represented approximately 37.5% and 26.9% of our total revenue, respectively.

For the fiscal year ended June 30, 2023, our top two customers, Pengbosheng and Baojiang, represented approximately 46.3% and 28.4% of our total revenue.

For the year ended June 30, 2022, our top two customers, Pengbosheng and Baojiang, represented approximately 51.4% and 34% of our total revenue.

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

Employees

We had 52, 23, and 15 employees as of June 30, 2024, 2023, and 2022, respectively. Specifically, we had five founders, 10 full-time employees, two consultants, 10 interns and 25 outsourced technology staff members as of June 30, 2024; five founders, one full-time employee, three consultants, and 14 outsourced technology staff as of June 30, 2023; and four founders, one consultant, 10 outsourced technology staff and no full-time employees as of June 30, 2022. Helport manages and oversees the outsourced technology team, and is responsible for product planning, requirements, and the research and development of core algorithms. The following tables set forth the detailed number of our employees in the past three fiscal years, respectively:

Function	Number of Employees as of June 30, 2024	Number of Employees as of June 30, 2023	Number of Employees as of June 30, 2022
Operation	6	2	1
Management	4	1	1
Research and Development*	35	18	12
Sales and Marketing	7	2	1
Total	52	23	15

*	This number includes our outsourced technology staff.

Our full-time employees typically enter into standard employment contracts with us. As of the date of this annual report, we have one employee employed by Helport Singapore based in the Philippines, two employees employed by Helport Singapore based in Singapore, one employee employed by Helport AI Limited and four employees employed by Helport AI, Inc primarily based in the U.S., as well as one employee employed by Helport AI Limited and one employee employed by Helport Limited primarily based in China.

As provided under Singapore’s laws and regulations, employees working in Singapore and who are either Singapore citizens or Singapore permanent residents are, along with their employer, required to contribute to the Central Provident Fund (CPF). The CPF is a mandatory social security savings scheme funded by contributions from employers and employees in Singapore. As of the date of this annual report, Helport Singapore has paid all due CPF contributions in respect of its employee who is based in Singapore, as required under Singaporean laws and regulations. Helport Singapore is not required to pay CPF contributions in respect of its employee who is based in the Philippines.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Insurance

As of the date of this annual report, we have maintained director liability insurance since August 2, 2024, Helport Singapore has purchased employee health insurance for our full time employees in Singapore, and Helport U.S. has purchased Business Owner Policy, which protects its business from risks such as property damage, liability claims, and business interruptions. Helport U.S. has also purchased workers’ compensation insurance, which covers work-related injuries or illnesses of employees.

We believe that we are covered by adequate insurance policies. As of the date of this annual report, we have not made any material insurance claims in relation to our business. Our management evaluates the adequacy of our insurance coverage from time to time and may purchase additional insurance policies as needed. However, there is no assurance that our insurance coverage will be adequate to cover all losses that may occur.

Property

As of the date of this annual report, we lease three (3) offices which are located in Singapore, the Philippines, and the U.S. with an aggregate gross floor area of approximately 18,397 square feet. The areas of the leased premises are based on the figures specified in the corresponding lease agreements or estimated based on the actual usage area of shared office spaces. The following table shows notable information for the properties we lease as of the date of this annual report:

Location	Area (Square Feet)	Current Use	Term of Use	Annual Rent
9 Temasek Boulevard #07-00 Suntec Tower Two Singapore (038989)	753	Office	March 28, 2024 to March 27, 2025	SGD 68,670
23rd Floor Office A and Office B, IBM Plaza Building, Eastwood City Cyberpark, 188 E. Rodriguez Jr. Avenue, Bagumbayan, Quezon City, Philippines	14,318	Office	October 16, 2024 until October 31, 2030	PHP 3,454,080
9171 Towne Centre Dr.,Ste 335, San Diego, CA 92122, United States	3,326	Office	October 1, 2024 to September 30, 2029	$129,714 for the first year

We believe that the facilities that we currently lease are generally adequate to meet our needs for the foreseeable future.

Research & Development (“R&D”)

Our R&D plan is to add and improve functionalities of our existing products, AI Assist and Helphub.

In the fiscal years ended June 30, 2022,2023, and 2024, we co-developed AI Assist and Helphub with Youfei Shuke. We developed the following technologies that bring us competitive advantages in the industry: Real-time QA technology, which solves the technical problem of large-scale concurrent real-time QA for more than 1000 seats, and realized the commercialization of real-time QA for large contact centers for the first time; list matching enhancement technology, which optimizes the list distribution mechanism and improves the conversion rate by 5%-10%; and the technology knowhow that is not patented and kept secret from the public - the knowledge base and algorithmic model that improves agent performance.

In the fiscal year ended June 30, 2024, we developed and trained small models across various industry settings to enhance the applicability and accuracy of our AI technology. This involved collecting industry-specific data, performing preprocessing, and annotation tasks. We then tested and validated the small models through training, optimizing their performance and improving accuracy and efficiency. The development was co-performed with Youfei Shuke.

In the fiscal year ended June 30, 2024, another research and development effort focused on improving the fine-tuning capabilities of our large AI models, enabling them to adapt more rapidly to diverse application scenarios. Continuous feedback collection and iterative upgrades were integral parts of this development process. The development was outsourced to Youfei Shuke.

As of the date of this annual report, our R&D team consists of 35 members, with three founder, one consultant, three employees, five interns and twenty-three outsourced contractors from Youfei Shuke. Those outsourced contractors currently work for us under purchase agreements with Youfei Shuke to develop new products and improve existing ones. Our R&D team is primarily responsible for developing new products and enhancing the functionalities of existing ones. Youfei Shuke provides technical research support on a project by project basis. We retain full intellectual property rights to any creations or inventions developed resulting from such agreements. Our R&D engineers possess extensive experience in operations research, AI, machine learning, and natural language processing, and their efforts have resulted in 7 patents currently under the application review process in Singapore related to various AI contact center technologies.

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

In the fiscal years 2022, 2023, and 2024, our research and development costs were nil, US$375,410, and US$4,303,490, respectively, accounting for nil, 18.3%, and 48.6% of our total operating costs.

Intellectual Property

Patent Information

As of the date of this annual report, we have applied for 7 patents as follows:

Title	Patent Owner	Application Number	Application Date	Jurisdiction
Method and System for Processing Scripted Text with Audio File	Helport	10202302982U	10/23/2023	Singapore
Method and System for Implementing Quality Inspection for Customer Service Voice Data	Helport	10202302981W	10/23/2023	Singapore
Method and System for Evaluating the Gain from Agent and Customer Matching	Helport	10202302919U	10/16/2023	Singapore
Method And System For Real Time Recommendation	Helport	10202302918P	10/16/2023	Singapore
Method and System for Distributing Outbound Call Data	Helport	0202302877T	10/10/2023	Singapore
Method and System for Identifying Optimal Response in Multimodal Interaction	Helport	10202401018W	07/04/2024	Singapore
Question-and-Answer Generation System Based on Cross-Validation with Multiple Intelligent Processing	Helport	10202401878P	06/25/2024	Singapore

These applications are being processed and we expect them to be approved in twelve months.

Domain Name

As of the date of this annual report, we have one registered domain name as follows:

Domain Name	Date of Registration	Date of Expiration	Domain Holder	Jurisdiction
Helport.ai	8/31/2023	August 31, 2025	Helport	USA

As of the date of this annual report, we have 35 staff employees that are responsible for research and development and developing our intellectual property.

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

As of the date of this annual report, we have not been subject to any material disputes or claims for infringement upon third parties’ trademarks, licenses, and other intellectual property rights in Singapore.

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

C. Organizational Structure

Upon consummation of the Business Combination, Helport and Tristar became a wholly owned subsidiary of Helport AI. The following simplified diagram illustrates the ownership structure of Helport AI.

Unless otherwise noted, all entities are British Virgin Islands companies.

D. Property, Plants and Equipment

Helport leases the property for its principal executive office, which is located at 9 Temasek Boulevard #07-00 Suntec Tower Two, Singapore 038989. In addition, Helport leases one office of 14,318 square feet in the Philippines and one office of 3,326 square feet in the United States. Such properties are described herein in the section entitled “ITEM 4. Infromation of the Company — Business Overview” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We conduct business through Helport and its subsidiaries. You should read the following discussion and analysis of the financial condition and results of operations of Helport in conjunction with its combined financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results of Helport and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “ITEM 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

Overview

We are a pioneering and leading AI technology company based in Singapore dedicated to serving enterprises’ customer contact centers with intelligent products, solutions, and a digital platform, aiming to enhance communication efficiency with customers, streamline processes, and ensure consistent operations and customer satisfaction. Our software, Helport AI Assist (“AI Assist”), provides tailored AI-powered guidance and oversight for contact center interactions and customer experience, with functions including Agent Assistant, Quality Assurance (“QA”) Assistant, Supervisor Assistant, and Knowledge Base Assistant. In addition to AI Assist, we also operate our AI+BPO Platform, which is an AI integrated contact center business process outsourcing (BPO) platform that serves both companies providing and seeking BPO services. We also provided medical consulting services since commencement in 2020, and we started to provide AI service when we launched our key SaaS product, AI Assist, in April 2022, which has become our business focus ever since. For the fiscal years ended June 30, 2024, 2023 and 2022, we had revenue of $29.58 million, $12.73 million, and $2.67 million, respectively, and net income of $7.37 million, $4.81 million, and $0.82 million, respectively. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 100.00%, 99.70%, and 96.20% for the fiscal years ended June 30, 2024, 2023, and 2022, respectively; revenue generated from the medical consulting service contributed nil, 0.30%, and 3.80%, respectively.

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

Key Components of Results of Operations

Revenues

We generate revenues from (i) AI service and (ii) medical consulting service. For the years ended June 30, 2024, 2023, and 2022, our revenues were US$29,575,625, US$12,728,313, and US$2,667,914, respectively. Since the commencement of AI service in April, 2022, we are dedicated to offering enterprise customers services including system functional modules, efficiency management service, custom development service and operation outsourcing services in the form of our integrated AI service tools —— AI Assist. We also provide medical consulting service to customers occasionally, which contributes a trivial percentage in our total revenue.

Cost of revenues

Our cost of revenues primarily consists of (i) amortization of software; (ii) outsourced operation costs; and (iii) server costs. For the years ended June 30, 2024, 2023, and 2022, our cost of revenues were US$10,998,011, US$4,882,792 and US$1,246,701, respectively.

Selling expenses

Our selling expenses mainly consist of payroll expense, marketing and promotion expense and etc. For the years ended June 30, 2024, 2023, and 2022, our selling expenses were US$97,984, US$50,830 and US$99,817, respectively. We expect our selling expenses will also continue to increase in absolute amount as we diversify, optimize and leverage our marketing channels to expand user community and explore more potential customers.

General and administrative expenses

Our general and administrative expenses mainly consist of withholding tax, professional service fees, payroll expense and other office miscellaneous fees. For the years ended June 30, 2024, 2023, and 2022, our general and administrative expenses were US$4,979,382, US$1,625,887 and US$340,625, respectively. We expect that our general and administrative expenses will continue to increase in absolute amount in the foreseeable future as we further grow our existing business lines, and we will incur increased costs related to complying with our reporting obligations after we become a public company under U.S. securities laws. We also seek to optimize the cost structure of our company to control the relative level of general and administrative expenses as percentage of our revenues.

Research and development expenses

Our research and development (“R&D”) expenses primarily consist of AI training service fee, product development fee, and technology service fees paid to external consultant. For the years ended June 30, 2024, 2023, and 2022, our research and development expenses were US$4,303,490, US$375,410 and nil, respectively. We believe that our continued investment in research and development is critical to our growth and expect that our research and development expenses will continue to increase in absolute amount as we seek to upgrade our technologies to support our business growth.

Financial expenses, net

Our financial expenses, net primarily consist of interest expenses, bank service charges and foreign exchange gain or loss.

Results of Operations

The following tables set forth a summary of our combined results of operations for the years ended June 30, 2024, 2023, and 2022, in absolute amount and as a percentage of our revenues. This information should be read together with our combined financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended June 30,
	FY2024		FY2023		FY2022
	US$	%	US$	%	US$	%
Revenues	29,575,625	100.00	12,728,313	100.00	2,667,914	100.00
Cost of revenues	(10,998,011)	(37.19)	(4,882,792)	(38.36)	(1,246,701)	(46.73)
Gross profit	18,577,614	62.81	7,845,521	61.64	1,421,213	53.27

Operating expenses:
Selling expenses	(97,984)	(0.33)	(50,830)	(0.40)	(99,817)	(3.74)
General and administrative expenses	(4,979,382)	(16.84)	(1,625,887)	(12.77)	(340,625)	(12.77)
Research and development expenses	(4,303,490)	(14.55)	(375,410)	(2.95)	-	-
Total operating expenses	(9,380,856)	(31.72)	(2,052,127)	(16.12)	(440,442)	(16.51)
Operating income	9,196,758	31.09	5,793,394	45.52	980,771	36.76

Financial expenses, net	(226,713)	(0.77)	(7,936)	(0.06)	(5,894)	(0.22)
Other income, net	1,007	-	-	-	-	-
Income before income tax expense	8,971,052	30.32	5,785,458	45.46	974,877	36.54
Income tax expense	(1,601,933)	(5.42)	(970,755)	(7.63)	(152,917)	(5.73)
Net income	7,369,119	24.90	4,814,703	37.83	821,960	30.81

Comparison of Years Ended June 30, 2024 and 2023

Revenues

Our revenues increased by approximately US$16.85 million, or 132.36%, from US$12.73 million for the year ended June 30, 2023 to US$29.58 million for the year ended June 30, 2024. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the years ended June 30,				Variance
	FY2024		FY2023		Amount	Percentage
	US$	%	US$	%	US$	%
Revenues:
AI service	29,575,625	100.00	12,689,750	99.70	16,885,875	133.07
Medical consulting service	-	-	38,563	0.30	(38,563)	(100.00)
Total revenues	29,575,625	100.00	12,728,313	100.00	16,847,312	132.36

Revenues from AI service increased by approximately US$16.89 million, or 133.07%, from US$12.69 million for the year ended June 30, 2023 to US$29.58 million for the year ended June 30, 2024. The significant increase was primarily attributable to the average monthly subscribed seats increased from 2,192 for the year ended June 30, 2023 to 5,475 for the year ended June 30, 2024, which was driven by (i) our efforts in continuous optimization and development in our service offerings and platform, (ii) our capabilities to increase overall cost performance for customers in their business management process, and (iii) the growing demands in professional technology services market.

Cost of revenues

Our cost of revenues increased by approximately US$6.12 million, or 125.24%, from US$4.88 million for the year ended June 30, 2023 to US$11.00 million for the year ended June 30, 2024. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the periods indicated.

	For the years ended June 30,				Variance
	FY2024		FY2023		Amount	Percentage
	US$	%	US$	%	US$	%
Cost of revenues:
AI service	10,998,011	100.00	4,881,250	99.97	6,116,761	125.31
Medical consulting service	-	-	1,542	0.03	(1,542)	(100.00)
Total cost of revenues	10,998,011	100.00	4,882,792	100.00	6,115,219	125.24

Cost of revenues related to AI service increased by approximately US$6.12 million, or 125.31%, from US$4.88 million for the year ended June 30, 2023 to US$11.00 million for the year ended June 30, 2024. The growth rate of cost of revenue is proportionally lower than that of revenue, primarily because we a had relatively high percentage of fixed costs in our cost structure for the year ended June 30, 2024, which would present increased marginal revenue as revenue growth is mainly driven by the number of subscription accounts.

Cost of revenues related to medical consulting service were nil and US$1,542 for the year ended June 30, 2024 and 2023.

Gross profit and margin

The following table sets forth a breakdown of our gross loss, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross loss for the periods indicated.

	For the years ended June 30,
	2024			2023
	US$	Margin	%	US$	Margin	%
Gross profit and margin:
AI service	18,577,614	62.81	100.00	7,808,500	61.53	99.53
Medical consulting service	-	-	-	37,021	96.00	0.47
Total	18,577,614	62.81	100.00	7,845,521	61.64	100.00

As a result of the foregoing, we recorded a gross profit of US$18.58 million and US$7.85 million for the years ended June 30, 2024 and 2023, respectively, representing gross profit margin of 62.81% and 61.64% for each corresponding periods, which indicates that as our sales increased, we were also able to optimize cost structure and achieve economic scale effect in the improvement of our gross profit margin performance.

Operating expenses

Our operating expenses increased from US$2.05 million for the year ended June 30, 2023 to US$9.38 million for the year ended June 30, 2024, representing a period-on-period increase of 331.81%, primarily due to the following:

Selling expenses

The following table sets forth a breakdown of our selling expenses by categories, expressed as an absolute amount and as a percentage of the total selling expenses, for the periods indicated.

	For the years ended June 30,				Variance
	FY2024		FY2023		Amount	Percentage
	US$	%	US$	%	US$	%
Selling expenses:
Payroll expense	90,394	92.25	50,830	100.00	39,564	77.84
Marketing expense	7,590	7.75	-	-	7,590	N/A
Total selling expenses	97,984	100.00	50,830	100.00	47,154	92.77

*	N/A represents non-applicable

Our selling expenses increased by 92.77% from US$50,830 for the year ended June 30, 2023 to US$97,984 for the year ended June 30, 2024, which was mainly due to the increase of payroll expenses since our marketing director for overseas business development was employed since January, 2023. Marketing expense incurred during the year ended June 30, 2024 was due to payment to third-party providers for public relation promotion on internet platforms for our brand and services.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses by categories, expressed as an absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated.

	For the years ended June 30,				Variance
	FY2024		FY2023		Amount	Percentage
	US$	%	US$	%	US$	%
General and administrative expenses:
Withholding tax	2,957,562	59.40	1,268,975	78.05	1,688,587	133.07
Professional service fees	1,388,585	27.89	241,887	14.88	1,146,698	474.06
Payroll and other office fees	633,235	12.71	115,025	7.07	518,210	450.52
Total general and administrative expenses	4,979,382	100.00	1,625,887	100.00	3,353,495	206.26

Our general and administrative expenses increased by 206.26% from US$1.63 million for the year ended June 30, 2023 to US$4.98 million for the year ended June 30, 2024, which was primarily attributable to: (i) an increase of US$1.69 million in withholding tax incurred from our AI service provided to customers in the PRC subject to a 10% withholding tax rate, our overseas revenue from AI service provided in the PRC and elsewhere significantly increased from $12.69 million for the year ended June 30, 2023 to $29.58 million for the year ended June 30, 2024, primarily driven by the increase in average monthly subscribed seats per customer, and the average monthly revenue earned for each overseas customer increased from $0.23 million to $0.41 million; (ii) an increase of US$1.15 million in professional service fees such as advisory fees, audit fees and legal fees for overseas listing; (iii) an increase of US$0.52 million in payroll and other office fees

Research and development expenses

The following table sets forth a breakdown of our research and development expenses by categories, expressed as an absolute amount and as a percentage of the total research and development expenses, for the periods indicated.

	For the years ended June 30,				Variance
	FY2024		FY2023		Amount	Percentage
	US$	%	US$	%	US$	%
Research and development expenses
AI training service fee	3,383,400	78.62	-	-	3,383,400	N/A
Product development fee	828,000	19.24	-	-	828,000	N/A
Technology service consulting fee	92,090	2.14	375,410	100.00	(283,320)	(75.47)
Total research and development expenses	4,303,490	100.00	375,410	100.00	3,928,080	1,046.34

*	N/A represents non-applicable

Our research and development expenses increased by US$3.93 million from US$0.38 million for the year ended June 30, 2023 to US$4.30 million for the year ended June 30, 2024. The significant increase was attributable to the addition of US$3.38 million AI training service fee and US$0.83 million product development fee incurred during the year ended June 30, 2024 in order to enhance our core competence to differentiate and diversify in products and services offerings with competitive technology, especially related to the development of AI technology application scenarios.

Financial expenses, net

Our financial expenses, net increased from US$7,936 for the year ended June 30, 2023 and US$226,713 in financial expenses, net for the year ended June 30, 2024, which was primarily attributable to the increase in interest expenses accrued for convertible promissory notes and loan from a third party of US$0.16 million and the increase in foreign exchange loss of $0.05 million.

Income tax expense

As a result of our operating income position for the years ended June 30, 2024 and 2023, we incurred income tax expense of US$1.60 million and US$0.97 million for the years ended June 30, 2024 and 2023, respectively.

Net income

As a result of the foregoing, our net income increased by US$2.55 million, or 53.05%, from US$4.81 million for the year ended June 30, 2023 to US$7.37 million for the year ended June 30, 2024.

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

Revenues from AI service increased by approximately US$10.12 million, or 394.45%, from US$2.57 million for the year ended June 30, 2022 to US$12.69 million for the year ended June 30, 2023. The significant increase was primarily attributable to: (i) the commencement of AI service in April, 2022, which only has three-month revenue contribution for the year ended June 30, 2022; (ii) the average monthly subscribed seats increased from 1,773 for the year ended June 30, 2022 to 2,192 for the year ended June 2023, which was driven by (i) our efforts in continuous optimization and development in our service and platform, (ii) our capabilities to increase overall cost performance for customers in their business management process, and (iii) the growing demands in professional technology services market.

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

As a result of the foregoing, we recorded a gross profit of US$7.85 million and US$1.42 million for the year ended June 30, 2023 and 2022, respectively, representing gross profit margin of 61.64% and 53.27% for each corresponding periods, which indicates that as our sales increased, we were also able to optimize cost structure and achieve economic scale effect in the improvement of our gross profit margin performance.

Operating expenses

Our operating expenses increased from US$0.44 million for the year ended June 30, 2022 to US$2.05 million for the year ended June 30, 2023, representing a period-on-period increase of 365.65%, primarily due to the following:

Selling expenses

The following table sets forth a breakdown of our selling expenses by categories, expressed as an absolute amount and as a percentage of the total selling expenses, for the periods indicated.

	For the years ended June 30,				Variances
	2023		2022		Amount	Percentage
	US$	%	US$	%	US$	%
Selling expenses:
Payroll expense	50,830	100.00	-	-	50,830	N/A*
Marketing expense	-	-	99,817	100.00	(99,817)	(100.00)
Total selling expenses	50,830	100.00	99,817	100.00	(48,987)	(49.08)

*	N/A represents non-applicable

Our selling expenses decreased by 49.08% from US$99,817 for the year ended June 30, 2022 to US$50,830 for the year ended June 30, 2023. Marketing expense incurred during the year ended June 30, 2022 was payment to third-party providers for promotion activities on internet platforms for medical consulting service. Since the commencement of AI service, we incurred US$50,830 payroll expenses in employing marketing personnel for maintaining customer relationship and expanding potential customer base, during the year ended June 30, 2023. The decrease in selling expense reflected the change in our marketing strategy responding to different business lines.

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

Our general and administrative expenses increased by 377.32% from US$0.34 million for the year ended June 30, 2022 to US$1.63 million for the year ended June 30, 2023, which was primarily attributable to: (i) an increase of US$1.01 million in withholding tax incurred from our AI service provided to customers in the PRC subject to a 10% withholding tax rate, our overseas revenue from AI service, which started in April, 2022, significantly increased from $2.57 million for the year ended June 30, 2022 to $12.69 million for the year ended June 30, 2023, primarily driven by the increase in average monthly subscribed seats per customer, and the average monthly revenue earned each overseas customer increased from $0.21 million to $0.23 million; and (ii) an increase of US$0.19 million in professional service fees such as advisory fees and legal fees for listing.

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

We had a cash balance of US$2,581,086 and US$142,401 as of June 30, 2024 and June 30, 2023. Our positive working capital was approximately US$10.63 million and US$1.60 million as of June 30, 2024 and June 30, 2023, respectively. We usually grant our customers a credit term between 180 days and 365 days in payment arrangements. Our days sales outstanding (“DSO”) was 221 days, 244 days and 169 days, for the years ended June 30, 2024, 2023, and 2022, respectively. The increase in DSO during 2024 and 2023, compared to 2022, and was primarily due to the accumulation of aging due balance, because we choose to grant a relatively longer credit term in order to retain and attract a customer base in the start-up stage of our AI service.

On March 15, 2024, we entered into Line of Credit Agreements with two existing shareholders of Helport, Hades Capital Limited and Stony Holdings Limited (collectively, the “Helport Shareholders”), which provided us with unsecured lines of credit in the principal maximum amount of $4,000,000 and $2,000,000, respectively. The principal indebtedness under the Line of Credit Agreements will mature on the third anniversary of the date the Line of Credit Agreements were entered into, at an interest rate of 0% per annum. To date, an aggregate of $84,991 was drawn from such lines of credit. On April 26, 2024, Helport AI, Tristar and Helport also entered into amended Lock-up Agreements with Helport Shareholders, which stipulated that if each Helport Shareholder provided a credit facility pursuant to each respective Line of Credit Agreement, any Lock-up Securities held by the applicable Helport Shareholder shall be subject to early release thereunder on the date that would be 12 months following the closing date of the Business Combination.

Our future capital requirements depend on many factors, including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending in research and development, our efforts to strengthen our services abilities, the expansion of our sales and marketing activities, and the expansion and penetration of our business into different geographies and markets. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended June 30,
	2024	2023	2022
	US$	US$	US$
Net cash provided by/(used in) operating activities	5,033,630	(454,121)	(83,780)
Net cash used in investing activity	(7,410,933)	-	-
Net cash provided by financing activities	4,770,128	590,502	81,923
Effects of exchange rate changes on cash	45,860	(2,380)	-
Net change in cash	2,438,685	134,001	(1,857)
Cash at the beginning of the year	142,401	8,400	10,257
Cash at the end of the year	2,581,086	142,401	8,400

Operating activities

For the year ended June 30, 2024, our net cash provided by operating activities was US$5.03 million, which was primarily attributable to net income of US$7.37 million, as adjusted for (1) non-cash item including amortization of intangible assets of US$2.35 million; (2) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of US$3.70 million in accrued expenses and other liabilities mainly due to the increased loan from a third party, an increase of US$1.60 million in income tax payable; partially offset by (3) changes in working capital that negatively affected the cash flow from operating activities, primarily including an increase of US$6.81 million in accounts receivable in line with the revenue growth, due to the increased monthly subscribed seats, a decrease of US$3.16 million in accounts payable, due to timely payment to our supplier.

For the year ended June 30, 2023, our net cash used in operating activities was US$0.45 million, which was primarily attributable to net income of US$4.82 million, as adjusted for (1) non-cash items including amortization of intangible assets of US$2.33 million, (2) changes in working capital that negatively affected the cash flow from operating activities, primarily including an increase of US$12.08 million in accounts receivable mainly due to the increased aging balance which was later collected in September, 2023; partially offset by (3) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of US$2.55 million in accounts payable for software development and outsourced operation service fees due to the fast revenue growth in AI service; an increase of US$0.95 million in accrued expenses and other payables mainly due to the increase of other tax payable and professional service fees as a result of business development; an increase of US$0.97 million in income tax payable; and US$0.01 million in amounts due to related parties.

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

Investing activity

For the year ended June 30, 2024, our net cash provided by investing activities was US$7.41 million, which was attributable to the settlement of purchase of intangible assets.

For the years ended June 30, 2023 and 2022, we did not have cash flow in investing activities.

Financing activities

For the year ended June 30, 2024, our net cash provided by financing activities was US$4.77 million, which was primarily attributable to proceeds from convertible promissory notes of US$4.89 million and a loan from a third party of US$0.98 million; offset by payment for listing costs of US$0.82 million and repayment of a loan from a third party of US$0.63 million.

For the year ended June 30, 2023, our net cash provided by activities was US$0.59 million, which was primarily attributable to loans from related parties of US$0.57 million and a loan from a third party of US$0.07 million; offset by repayment of loans from related parties of US$0.05 million.

For the year ended June 30, 2022, our net cash provided by activities was US$0.08 million, which was primarily attributable to loans from related parties of US$0.20 million; offset by repayment of loans from related parties of US$0.11 million.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with the purchase or external development costs of intangible assets. We settled the payment of US$7.00 million to Youfei Shuke in September, 2023 for the acquisition of intangible assets which were incurred in April, 2022. Our capital expenditures were US$0.41 million for the addition of intangible assets during the year ended June 30, 2024.

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

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2024:

	Payment due to schedule
	Less than one year	Total
	US$	US$
Short-term office rental fees	169,902	169,902

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2024.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us, or engages in leasing, hedging or product development services with us.

Holding Company Structure

Helport AI is the holding company of Helport and its subsidiaries. Helport AI has no material operations of its own and conducts a substantial majority of its operations through its indirect operating subsidiary in Singapore. As a result, Helport AI’s ability to pay dividends depends largely upon dividends paid by its Singapore subsidiary. If our existing Singapore subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, Helport AI is as an emerging growth company (“EGC”). As such, Helport AI is eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

Helport AI will remain an EGC until the earliest of (1) the last day of its fiscal year during which it has total annual gross revenues of at least US$1.235 billion; (2) the last day of its fiscal year following the fifth anniversary of the closing of the Business Combination; (3) the date on which Helport AI has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which Helport AI is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if Helport AI has been a public company for at least 12 months and the market value of its ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter.

Foreign Private Issuer Status

Helport AI qualifies as a “foreign private issuer” as defined under SEC rules. Even after Helport AI no longer qualifies as an emerging growth company, as long as Helport AI continues to qualify as a foreign private issuer under SEC rules, Helport AI is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

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

Notwithstanding these exemptions, Helport AI will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

Helport AI may take advantage of these exemptions until such time as Helport AI is no longer a foreign private issuer. Helport AI would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of its executive officers or directors are U.S. citizens or residents, (2) more than 50% of its assets are located in the United States or (3) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if Helport AI no longer qualifies as an emerging growth company, but remains a foreign private issuer, Helport AI will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because Helport AI qualifies as a foreign private issuer under SEC rules, Helport AI is permitted to follow the corporate governance practices of BVI (the jurisdiction in which Helport AI is organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to Helport AI. For example, under BVI securities laws, Helport AI is not required to have a board of directors comprised of a majority of directors meeting the independence standards described in Nasdaq listing standards. In addition, under BVI securities laws, Helport AI is not required to have a compensation committee or a nominations committee that is comprised solely of independent directors.

If at any time Helport AI ceases to be a foreign private issuer, Helport AI will take all action necessary to comply with the SEC and Nasdaq listing rules.

Internal Control of Financial Reporting

Prior to the consummation of the Business Combination, we were not required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we were, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. In preparing our combined financial statements as of and for the year ended June 30, 2024, we have not identified any material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. In reaching this conclusion, our management has taken into account various factors, including that we have recruited financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, that we have hired independent directors with financial expertise, and that we have established a competent audit committee.

However, we cannot assure that we will be able to maintain an effective system of internal controls. See “ITEM 3. Key Information—D. Risk Factors— If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected."

As a company with less than US$1.235 billion in revenue for its last fiscal year, Helport AI qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

The critical accounting policies, judgments and estimates that we believe to have the most significant impacts on our combined financial statements are described below, which should be read in conjunction with our combined financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

When reading our combined financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include (1) revenue recognition, (2) credit losses and (3) income taxes. See Note 2—Summary of Significant Accounting Policies to our combined financial statements for the disclosure of these accounting policies.

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

Credit losses

Our accounts receivable, amounts due from related parties and other receivables which included prepaid expenses and other current assets line item in the balance sheet are within the scope of ASC Topic 326. We use an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, we make the assessment based on various factors, including aging of receivable balances, historical experience, credit-worthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect our ability to collect form the debtors. We also apply current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses are indicated in general and administrative expenses in the combined statements of operations and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

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

We review for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized for the amount by which the carrying value of the asset exceeds its fair value. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Taxations

British Virgin Islands (“BVI”)

The Company and its subsidiary, Helport BVI, are incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Helport Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Singapore

Helport Singapore is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first $7,379 (SGD 10,000) taxable income and 50% of the next $140,201 (SGD 190,000) taxable income are exempted from income tax.

United States

Helport U.S. is incorporated in the United States is subject to state income tax and federal income tax depending upon taxable income levels. It did not have taxable income and no income tax expense was provided for the years ended June 30, 2024, 2023 and 2022.

Quantitative and Qualitative Disclosure about Market Risks

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2024, 2023, and 2022.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address our directors and executive officers is 9 Temasek Boulevard #07-00, Suntec Tower Two, Singapore 038989.

Name	Age	Position
Executive Officers
Guanghai Li	56	Chief Executive Officer, Executive Director and Chairman
Tao Ke	52	Chief Financial Officer
Non-Executive Directors
Xiaoma (Sherman) Lu	58	Independent Non-Executive Director
Jun Ge	52	Independent Non-Executive Director
Xinyue (Jasmine) Geffner	52	Independent Non-Executive Director

Mr. Kia Hong Lim served as our independent director from August 2, 2024 to August 12, 2024. On August 12, 2024, Mr. Lim ceased to be a director due to his passing away. As of the date of this annual report, we are still actively and carefully vetting candidates for the vacancy on our board of directors.

Executive Officers

Mr. Guanghai Li. Mr. Li has served as the Chief Executive Officer and chairman of the board of Helport AI since August 2024. Mr. Li has served as the Chief Executive Officer of Helport since September 2023. Mr. Li has also served as the Chief Strategy Officer of ENN Natural Gas Ltd. from September 2021 to August 2023, where he was responsible for the developing and overseeing of the company’s strategic direction and ensuring its alignment with the company’s long-term goals. From September 2020 to August 2021, Mr. Li served as the Chief Strategy Officer of ENN Group, the principal business of which was the development of hardware, software and applications. From July 2012 to August 2020, Mr. Li served as the Managing Director of Accenture plc, where he was responsible for driving client engagements and building sustainable client relationships, as well as leading project teams to deliver high-quality consulting services. Mr. Li received his dual-major bachelor’s degree in Economics and Thermal Engineering in 1991 and his master’s degree in Thermal Engineering in 1994, both from Tsinghua University. In 2000, Mr. Li received his master’s degree in Technology and Policy from the Massachusetts Institute of Technology.

Mr. Tao Ke. Mr. Ke has served as the Chief Financial Officer of Helport AI since August 2024. Mr. Ke has served as the Chief Financial Officer of Helport since January 2024. Mr. Ke has also served as the Managing Director of Strategy of Accenture plc from May 2017 to March 2023, where he architected business strategy for various technology, software and internet platforms, including designing and co-leading a $1 billion cross-selling program at a cloud platform and architecting a 10-year, multi-billion-dollar-per-year research and development strategy and technology roadmap for a high-tech company. From June 2013 to May 2016, Mr. Ke  was the founder and Chief Executive Officer of iKidsTV.com, where he oversaw the launching of an educational application for children. From November 2012 to May 2013, Mr. Ke served as the Global Vice President and Head of Strategy of Greater China at the Walt Disney Company, where he led the company’s strategical development with regard to consumer licensing, TV, movie, and Disney English, and coordinated the opening of the Shanghai Disneyland Park. From June 2007 to October 2012, Mr. Ke served as Principal at Booz & Company, where he led the development of strategy for various businesses and financial institutes. From June 2002 to May 2007, Mr. Ke served in several roles at Bain & Company, including as Senior Manager, where he developed the China business strategy for global businesses. From January 1999 to December 2001, Mr. Ke served as Associate and Engagement Manager at McKinsey & Company, where he led strategy development for businesses in various sectors, including finance and energy. Mr. Ke received his bachelor’s degree in chemistry in 1993 from the University of Science and Technology and his Ph.D. degree in Computational and Biological Chemistry in 1998 from the Massachusetts Institute of Technology.

Non-Executive Directors

Mr. Xiaoma (Sherman) Lu. Mr. Lu has served as an independent director of Helport AI since August 2024. Mr. Lu is a founding partner and has been a managing director of East Stone Capital Limited, a private equity firm focusing on emerging industries, since October 2017. From September 2023 to August 2024 when the Business Combination was consummated, Mr. Xiaoma (Sherman) Lu served as the Chief Executive Officer of Tristar Acquisition I Corp. From January 2017 to November 2017, Mr. Lu served as the executive vice president of Kangde Investment Group, a Chinese company engaging in new energy and financial services and capital investment. From May 2015 to December 2016, Mr. Lu served as the chief executive officer of Wanda Investment Company and vice president of Wanda Financial Group, the investment and financial arms of Wanda Group, a Chinese multinational conglomerate in the real estate, hospitality, retailing, entertainment and heath care industries, responsible for business expansion, capital investment, and cross board merger and acquisition in commercial real estate and entertainment business. From November 2012 to May 2015, Mr. Lu served as the executive vice president of Shenzhen Stock Exchange, one of the two primary stock exchanges in China, overseeing public company governance, product development and international businesses. Mr. Lu was a full-time non-executive board director at China Construction Bank from August 2010 to November 2012. Mr. Lu has also served in various positions and in different functions at State Street Corporation (NYSE: STT) from May 2005 to August 2010, a financial services and bank holding company headquartered in Boston with operations worldwide. Currently, Mr. Lu serves as independent director on the boards of Forgame Holdings Limited (0484.HK), a China-based gaming, trading and development company, Sailing Henan Investment, a private investment company, and Bank of China International (China) Co, Limited (601696.SH), an affiliate of Bank of China, which offers investment banking and securities brokerage services in China. From June 2017 to August 2022, Mr. Lu served as an independent director on the board of Yango Group Co., Ltd. (000671.SZ), a China-based company principally engaged in real estate development. Mr. Lu received his bachelor’s and master’s degree in thermal engineering from Tsinghua University in Beijing, China and an MBA degree from Boston College.

Mr. Jun Ge. Mr. Ge has served as an independent director of Helport AI since August 2024. Since December 2022, Mr. Ge has served as the Advisor to Chairman of Sun YeFang Economic Science Foundation and a director of Shanghai GUOYAN Wealth Management Research Institute. Since August 2022, he has served as a director of Business Operation Technologies PTE. LTD. From August 2018 to December 2022, he served as an executive director of China Institute for Innovation & Development Strategy. He acted as the President of Pudong Innovation Institute and joined Shanghai Advanced Institute of Finance, Shanghai Jiao Tong University as Associate Dean in 2017. Prior to that, Mr. Ge worked at China Europe International Business School as the Administrative Manager, Deputy Director of Corporate and Public Affairs Department, Director of the President Office, the Secretary General of Foundation, and the Assistant President. Mr. Ge has also been an independent non-executive director and member of the audit committee of China Mengniu Dairy Co. Ltd. (2319.HK) since December 2021, as an independent director of Shenzhen Aisidi Co., Ltd. (Shenzhen Stock Exchange:002416) since October 2022, and as an independent director and member of the audit committee of Huize Holding Limited since February 2020. Mr. Ge was an independent director of Focus Media Information Technology Co., Ltd. (Shenzhen Stock Exchange:002027) from February 2019 to November 2021. Mr. Ge was also an independent director of Meinian Onehealth Healthcare Holdings Co., Ltd. (Shenzhen Stock Exchange: 002044) from October 2018 to October 2021. Mr. Ge received his bachelor’s in science degree in physical chemistry from Xiamen University in July 1993.

Ms. Xinyue (Jasmine) Geffner. Ms. Geffner has served as an independent director of Helport AI since August 2024. Ms. Geffner is Chief Financial Officer of Dorsett Hospitality International Services Limited (part of HKSE: 0035.HK) since February 2019. She has been a director and the audit committee chair of China Finance Online Co. Limited (Nasdaq: JRJC) since May 2021. Ms. Geffner has been an independent director and the audit committee chair of Tristar Acquisition I Corp (NYSE:TRIS) since August 2023 and an independent director of NWTN INC. and sits on the compensation committee as well as the strategy and environmental social and governance (ESG) committee since November 2022. She led the successful IPO of GreenTree Hospitality Group Limited (NYSE: GHG) in March 2018 and served as Chief Financial Officer from October 2017 to December 2018 at GreenTree. She served as a vice president in charge of corporate finance and development with Asia Pacific in LeEco from October 2016 to August 2017. She was an independent director of AG Semiconductor (Hong Kong) Ltd. from April 2013 to April 2017. From August 2014 to March 2016, she served as Chief Financial Officer of Carnival Group International Holdings Limited (HKSE: 0996.HK). From November 2008 to January 2011, she served as a director of corporate and institutional banking in ANZ Hong Kong. From March 2005 to February 2008, she worked for HSBC as a head of China business development and as a vice president of the consumer and retail group in New York. Ms. Geffner received a bachelor’s degree in international marketing and finance from the City University of New York in February 1994 and an MBA degree from the Stern School of Business at New York University in September 1997. She is a Certified Public Accountant (CPA) in Washington State, USA and qualified as a CFA.

B. Compensation

For the fiscal year ended June 30, 2024, none of Helport AI’s directors or executive officers has received any compensation for services rendered, and no cash compensation has accrued to Helport AI’s director and executive officers who were employed by Helport AI or its subsidiaries.

Helport AI intends to develop an executive compensation program that is consistent with existing compensation policies and philosophies of Nasdaq-listed peer companies, which are designed to align the interest of executive officers with those of its stakeholders, while enabling Helport AI to attract, motivate and retain individuals who contribute to the long-term success of Helport AI. The initial determinations with respect to director and executive compensation after the Business Combination have not been determined by the compensation committee of the Helport AI Board.

2024 Equity Incentive Plan

Under Helport AI’s 2024 Equity Incentive Plan, which we refer to herein as the “Incentive Plan,” a number of our Ordinary Shares equal to 15% of the aggregate number of our Ordinary Shares issued and outstanding immediately after the Closing, or 5,569,945 our Ordinary Shares, have been authorized for issuance pursuant to awards under the Incentive Plan.

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

Authorized Shares. The Incentive Plan provides for the issuance of up to fifteen percent (15%) of the aggregate number of Ordinary Shares issued and outstanding immediately after the Closing, or 5,569,945 our Ordinary Shares, subject to adjustment upon changes in capitalization of Helport AI and the automatic evergreen annual increase described above. Any Ordinary Shares covered by an award (or portion of an award) which are forfeited, canceled, or expire (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Ordinary Shares which may be issued under the Incentive Plan. Ordinary Shares that actually have been issued under the Incentive Plan pursuant to an award shall not be returned to the Incentive Plan and shall not become available for future issuance under the Incentive Plan, except that if unvested Ordinary Shares are forfeited or repurchased by Helport AI, such Ordinary Shares shall become available for future grant under the Incentive Plan. To the extent not prohibited by the applicable law and the listing requirements of the applicable stock exchange or national market system on which the Ordinary Shares are traded, any Ordinary Shares covered by an award which are surrendered (i) in payment of the award exercise or purchase price or (ii) in satisfaction of tax withholding obligations incident to the exercise of an award shall be deemed not to have been issued for purposes of determining the maximum number of Ordinary Shares which may be issued pursuant to all awards under the Incentive Plan, unless otherwise determined by the administrator. During the term of the Incentive Plan, Helport AI will at all times reserve and keep available a sufficient number of Ordinary Shares available for issue to satisfy the requirements of the Incentive Plan.

Plan Administration. The Incentive Plan shall be administrated by the Helport AI Board or any committee authorized by the Helport AI Board and formed in accordance with applicable stock exchange rules, unless otherwise determined by the Helport AI Board.

Eligibility. Helport AI may grant awards to its employees, directors, and consultants. An employee, director, or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award. Each award under the Incentive Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by Helport AI and the grantee, including any amendments thereto.

Conditions of Award. The administrator of the Incentive Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Transferability of Award. Subject to the applicable laws, awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, only to the extent and in the manner approved by the Administrator. Notwithstanding the foregoing, the grantee may designate one or more beneficiaries in the event of the grantee’s death.

Exercise of Award. Any award granted under the Incentive Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the Incentive Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to Helport AI in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination of the Incentive Plan. The Helport AI Board may amend, suspend, or terminate the Incentive Plan; provided, however, that no such amendment, suspension, or termination shall be made without the approval of the Helport AI’s shareholders to the extent such approval is required by applicable laws or if such amendment would change any of the provisions of the section of the Incentive Plan on the amendment, suspension or termination of the Incentive Plan.

Employment Agreements with Executive Officers

Helport AI has entered into written employment agreements with each of its executive officers. Pursuant to employment agreements, we agreed to employ each of our executive officers for an initial term of one (1) year. Upon expiration of the one (1)-year term, the employment shall be automatically extended for successive 1-year terms unless either party gives the other party hereto a one (1)-month prior written notice to terminate the employment prior to the expiration of the then current term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one month’s prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

C. Board Practices

Risk Oversight

The Helport AI Board is responsible for overseeing Helport AI’s risk management process. The Helport AI Board focuses on Helport AI’s general risk management strategy, the most significant risks facing Helport AI, and oversight of the implementation of risk mitigation strategies by the management of Helport AI. Helport AI’s audit committee is also responsible for discussing Helport AI’s policies with respect to risk assessment and risk management.

The Helport AI Board appreciates the evolving nature of its business and industry and is actively involved with monitoring new threats and risks as they emerge.

Committees of the Board of Directors

Helport AI has established a separately standing audit committee, nomination committee and compensation committee. The Helport AI Board has adopted a charter for each of these committees. Helport AI intends to comply with future Nasdaq requirements to the extent they will be applicable to Helport AI.

Audit Committee

Helport AI’s audit committee is composed of Mr. Jun Ge, Ms. Xinyue (Jasmine) Geffner, and Xiaoma (sherman) Lu with Mr. Jun Ge serving as chairperson. Helport AI’s Board has determined that all such directors meet the independence requirements under the rules of the Nasdaq and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly listed companies. In arriving at this determination, the Helport AI Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Nomination Committee

Helport AI’s nomination committee is composed of Xiaoma (Sherman) Lu and Guanghai Li. The nomination committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors, and other governance issues. Mr. Kia Hong Lim served as the chairperson of the nomination committee from August 2, 2024 to August 12, 2024. On August 12, 2024, Mr. Lim ceased to be a member of the nomination committee due to his passing away. We are actively and carefully vetting candidates for a director nominee position, whom we expect will fill the vacancy on the nomination committee.

Compensation Committee

Helport AI’s compensation committee is composed of Xiaoma (Sherman) Lu, Xinyue (Jasmine) Geffner, and Jun Ge, with Xiaoma (Sherman) Lu serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to the Helport AI Board regarding its compensation policies for its officers and all forms of compensation. The compensation committee also administers Helport AI’s equity-based and incentive compensation plans and make recommendations to the Helport AI Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

Code of Ethics

Helport AI adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes Helport AI’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at Helport AI Limited, 9 Temasek Boulevard #07-00, Suntec Tower Two, Singapore 038989, attention Mr. Guanghai Li, Chief Executive Officer, for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of Helport AI. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

D. Employees

As of June 30, 2024, Helport had 52 employees, consisting of five founders, ten full-time employees, two consultants, 10 interns, and 14 outsourced technology staff.

E. Share Ownership

Ownership of Helport AI’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in ITEM 7.A of this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 37,132,968 Ordinary Shares issued and outstanding as of the date of this annual report.

Name and Address of Beneficial Owner*	Number of Ordinary Shares	% of Ordinary Shares
Directors and Executive Officers Post-Business Combination:
Guanghai Li	-	-
Tao Ke	-	-
Xiaoma (Sherman) Lu	-	-
Jun Ge	-	-
Xinyue (Jasmine) Geffner	-	-
All directors and executive officers as a group	0	0%

Five Percent Holders:
Helport Holdings Limited(1)	19,410,760	52.27%
Hades Capital Limited(2)	2,974,389	8.01%
Asymptotica Limited(3)	2,523,387	6.80%
Extra Technology Limited(4)	2,135,188	5.75%
Chunyi (Charlie) Hao(5)	2,907,500	7.83%

*	Unless otherwise noted, the business address of each of the following entities or individuals is 9 Temasek Boulevard #07-00, Suntec Tower Two, Singapore 038989.

(1)	Represents 19,410,760 Ordinary Shares held by Helport Holdings Limited, a British Virgin Islands company wholly owned by Helport Z Limited, a British Virgin Islands company and controlled by the Silver Ocean Trust, of which Fan Yu is the settlor with the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Helport Holdings Limited in Helport AI.
(2)	Represents 2,974,389 Ordinary Shares held by Hades Capital Limited, a British Virgin Islands company wholly owned by Ying Chen, who has voting and dispositive control over the securities owned by Hades Capital Limited.
(3)	Represents 2,523,387 Ordinary Shares held by Asymptotica Limited, a British Virgin Islands company wholly owned by Shuangchi He, who has voting and dispositive control over the securities owned by Asymptotica Limited.
(4)	Represents 2,135,188 Ordinary Shares held by Extra Technology Limited, a British Virgin Islands company wholly owned by Cong Shi, who has voting and dispositive control over the securities owned by Extra Technology Limited.
(5)	Represents 2,907,500 Ordinary Shares beneficially owned by Chunyi (Charlie) Hao. The shares beneficially owned include: (i) 715,125 Ordinary Shares held by Navy Sail International Limited, a British Virgin Islands company wholly owned by Mr. Hao, who has voting and dispositive control over the securities owned by Navy Sail International Limited; and (ii) 2,192,375 Ordinary Shares held directly by Mr. Hao. The business addresses of Navy Sail International Limited and Chunyi (Charlie) Hao is 2 Burlington Woods Drive, Suite 100, Burlington, MA 01803.

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “ITEM 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements with Executive Officers.”

Share Incentive Plans

See “ITEM 6. Directors, Senior Management and Employees—B. Compensation—2024 Equity Incentive Plan.”

Helport Related Party Transactions

The table below sets forth the major related parties and their relationships with Helport as of June 30, 2024, 2023 and 2022:

No.	Related Parties	Relationship
1	Ufintek Group Pte. Ltd.	Wang Yizhou, Financial Director of Helport Singapore, serves as the Executive Director of Ufintek Group Pte. Ltd.
2	Stony Holdings Limited	Shareholder of the Company
3	Ms. Fan Yu	Chairman of the Board of Directors of the Company
4	Ms. Yizhou Wang	Financial Director of Helport Singapore

(a)	Helport entered into the following transactions with related parties:

	For the years ended June 30,
	2024	2023	2022
Nature
Loan from related parties
Stony Holdings Limited	$84,991	$-	$-
Ufintek Group Pte. Ltd.	$-	$561,703	$18,229
Yu Fan	$269,986	$7,356	$178,159

Advance payment from a related party
Wang Yizhou	$-	$1,524	$-

Reimbursement for advance payment from a related party
Wang Yizhou	$1,524	$-	$-

Service fees paid to a related party
Wang Yizhou	$-	$751	$-

Loans repayment to related parties
Ufintek Group Pte. Ltd.	$3,638	$-	$-
Yu Fan	$-	$45,102	$114,465

(b)	Helport had the following balances with related parties:

	As of June 30,
	2024	2023
Amount due to related parties:
Ufintek Group Pte. Ltd. (1)	$604,084	$584,558
Yu Fan (1)	276,701	6,715
Stony Holdings Limited (2)	84,991	-
Wang Yizhou (1)	-	1,524
Total	$965,776	$592,797

(1)	The balance represents the advance funds received from related parties for daily operational purposes.
(2)	On March 15, 2024, the Group entered into Line of Credit Agreements with two existing shareholders, Hades Capital Limited and Stony Holdings Limited (collectively “Helport Shareholders”), which provides us with unsecured lines of credit in the principal maximum amount of $4,000,000 and $2,000,000, respectively. The principal indebtedness under the Line of Credit Agreements will mature on the third anniversary of the date the Line of Credit Agreements were entered into, at an interest rate of 0% per annum. As of June 30, 2024, an aggregate of $84,991 was drawn from such lines of credit.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Combined Statements and Other Financial Information

We have appended combined financial statements filed as part of this annual report. See “ITEM 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

The holders of Ordinary Shares are entitled to such dividends as may be declared by our board of directors, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of Helport AI’s assets will exceed its liabilities and PuCo will be able to pay its debts as they fall due.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited combined financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue a maximum of 500,000,000 shares of a single class each with a par value of US$0.0001. As of October 31, 2024, there were 37,132,968 Ordinary Shares of outstanding. There were also 18,844,987 warrants outstanding, each to purchase one Ordinary Share at a price of $11.50 per share.

Certain of our shareholders are subject to lock-up as described in the section entitled “ITEM 4. Information on the Company — A. History and Development of the Company — Business Combination with Tristar—Related Agreements—Lock-Up Agreements.”

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, Exhibits 3.1 and 3.2, and the description of differences in corporate laws contained in our registration statement on Form F-4 (File No. 333-276940), as amended, initially filed with the SEC on February 7, 2024.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “ITEM 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Under the laws of the British Virgin Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Ordinary Shares.

E. Taxation

Material U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences of owning and disposing of our Ordinary Shares Warrants. This discussion applies only to our Ordinary Shares and Warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:

●	brokers, dealers and other investors that do not own our Ordinary Shares or warrants as capital assets;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

●	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

●	U.S. expatriates or former long-term residents of the United States;

●	persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of our Ordinary Shares;

●	partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities;

●	persons holding our Ordinary Shares or warrants as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

●	persons required to accelerate the recognition of any item of gross income with respect to our Ordinary Shares or our Warrants as a result of such income being recognized on an applicable financial statement;

●	persons whose functional currency is not the U.S. dollar;

●	persons that received our Ordinary Shares or our Warrants as compensation for services; or

●	controlled foreign corporations or passive foreign investment companies.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of our Ordinary Shares or our Warrants. We have not and do not intend to seek any rulings from the IRS regarding the Business Combination. There is no assurance that the IRS will not take positions concerning the tax consequences of the Business Combination that are different from those discussed below, or that any such different positions would not be sustained by a court.

ALL HOLDERS OF HELPORT AI ORDINARY SHARES AND HELPORT AI WARRANTS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF HELPORT AI ORDINARY SHARES AND HELPORT AI WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

Ownership and Disposition of Our Ordinary Shares and Our Warrants by U.S. Holders

Distributions on Our Ordinary Shares

This section is subject to further discussion under “— Passive Foreign Investment Company Consequences” below.

Distributions paid by Helport AI out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in our Ordinary Shares and thereafter as capital gain. However, Helport AI does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by Helport AI with respect to its shares will be treated as ordinary dividend income. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. U.S. holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from Helport AI.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if our Ordinary Shares are readily tradable on an established securities market in the United States. There can be no assurance that our Ordinary Shares will be considered “readily tradable” on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Helport AI’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Helport AI will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See discussion below under “— Passive Foreign Investment Company Rules.” U.S. holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares.

Subject to certain exceptions, dividends on our Ordinary Shares will generally constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Helport AI with respect to our Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

Sale, Exchange, Redemption or Other Taxable Disposition of Our Ordinary Shares and Our Warrants

This section is subject to further discussion under “— Passive Foreign Investment Company Rules,” below.

A U.S. holder generally would recognize gain or loss on any sale, exchange, redemption or other taxable disposition of our Ordinary Shares or our Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such our Ordinary Shares or such our Warrants, as applicable. Any gain or loss recognized by a U.S. holder on a taxable disposition of our Ordinary Shares or our Warrants generally will be capital gain or loss. A non-corporate U.S. holder, including an individual, who has held our Ordinary Shares or our Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. holders should consult their tax advisors regarding the ability to claim a foreign tax credit.

Exercise or Lapse of a Helport AI Warrant

A U.S. holder generally will not recognize gain or loss upon the acquisition of a Helport AI Ordinary Share on the exercise of a Helport AI Warrant for cash. A U.S. holder’s initial tax basis in its Ordinary Shares received upon exercise of the Helport AI Warrant generally would be an amount equal to the sum of the U.S. holder’s tax basis in the Purchaser Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Helport AI Ordinary Share received upon exercise of the Helport AI Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Helport AI Warrant and will not include the period during which the U.S. holder held the Helport AI Warrant. If a Helport AI Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Helport AI Warrant.

The tax consequences of a cashless exercise of a Helport AI Warrant are not clear under current tax law. Subject to the PFIC rules discussed under “— Passive Foreign Investment Company Rules” below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. holder’s basis in our Ordinary Shares received would equal the holder’s basis in our Warrants exercised therefor. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in our Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of our Warrants. If the cashless exercise were treated as a recapitalization, the holding period of our Ordinary Shares would include the holding period of our Warrants exercised therefor.

It is also possible that a cashless exercise of a Helport AI Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth under “— Sale, Exchange, Redemption or Other Taxable Disposition of our Ordinary Shares and our Warrants.” In such event, a U.S. holder could be deemed to have surrendered warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the discussion below under “— Passive Foreign Investment Company Rules", the U.S. holder would recognize capital gain or loss with respect to our Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of our Ordinary Shares that would have been received in a regular exercise of our Warrants deemed surrendered, net of the aggregate exercise price of such our Warrants and (ii) the U.S. holder’s tax basis in such our Warrants. In this case, a U.S. holder’s aggregate tax basis in our Ordinary Shares received would equal the sum of (i) such U.S. holder’s tax basis in our Warrants deemed exercised and (ii) the aggregate exercise price of such our Warrants. A U.S. holder’s holding period for our Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of our Warrants and will not include the period during which the U.S. holder held our Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, including when a U.S. holder’s holding period would commence with respect to the Helport AI Ordinary Share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of our Warrants.

Possible Effect of the Change in the Helport AI Warrant Conversion Ratio

In some circumstances, the conversion ratio of our Warrants is subject to adjustment. For U.S. federal income tax purposes, U.S. holders of our Warrants will be treated as having received a constructive distribution, resulting in ordinary income to the extent of the Helport AI’s current or accumulated earnings and profits if certain adjustments in the conversion ratio occur (particularly an adjustment to reflect a taxable dividend to holders of our Ordinary Shares) to increase the proportionate interest of a U.S. holder of a Helport AI Warrant in the fully diluted our Ordinary Shares, whether or not the U.S. holder ever exercises the Helport AI Warrant. Generally, a U.S. holder’s tax basis in a Helport AI Warrant will be increased by the amount of any such constructive distribution. The rules with respect to such adjustments are complex and U.S. holders should consult their own tax advisers regarding the applicability of such rules.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders of our Ordinary Shares could be materially different from that described above if Helport AI is treated as a PFIC for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules (the “PFIC income test”), or (ii) more than 50% of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such non-U.S. corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years (unless the U.S. holder makes a deemed sale election with respect to our Ordinary Shares once Helport AI ceases to satisfy either of the qualification tests).

We believe that it is likely that Helport AI will meet the PFIC income test for our current taxable year. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us will not be known until after the close of our current taxable year. Based on the projected composition of Helport AI’s assets, including unbooked goodwill as valued based on the projected market value of Helport AI’s equity, Helport AI is not expected to be meet the PFIC asset test for its taxable year that includes the date of the Business Combination or in the foreseeable future. However, Helport AI’s possible status as a PFIC must be determined annually after the close of each taxable year, and therefore may be subject to change. This determination will depend on the composition of Helport AI’s income and assets, and the fair market value of its assets from time to time, including its unbooked goodwill, which may be determined by reference to Helport AI’s share price (which could fluctuate significantly). In addition, Helport AI’s possible status as a PFIC will also depend on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Because Helport AI has valued its goodwill based on the projected market value of its equity, a decrease in the price of its shares may also result in Helport AI becoming a PFIC. The composition of Helport AI’s assets will also be affected by Helport AI’s holding of significant cash balances. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that Helport AI is a PFIC for the taxable year that includes the date of the Business Combination or in a future year.

If Helport AI is or becomes a PFIC during any year in which a U.S. holder holds our Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a non-U.S. corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If you do not make a QEF election or a mark-to-market election, as described below, you will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of your our Ordinary Shares, and (ii) any “excess distribution” you receive on your our Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on our Ordinary Shares during the preceding three years or your holding period, whichever is shorter). Generally, under this excess distribution regime:

(a)	the gain or excess distribution will be allocated ratably over the period during which you held your our Ordinary Shares;

(b)	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Helport AI is a PFIC, will be taxed as ordinary income; and

(c)	the amount allocated to each of the other taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of your our Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

QEF Regime. If Helport AI is a PFIC, a U.S. holder of our Ordinary Shares (but not our Warrants) may avoid taxation under the excess distribution rules described above by making a QEF election. However, a U.S. holder may make a QEF election with respect to our Ordinary Shares only if Helport AI provides U.S. holders on an annual basis with certain financial information specified under applicable U.S. Treasury Regulations. Because Helport AI currently does not intend to provide U.S. holders with such information on an annual basis, U.S. holders generally would not be able to make a QEF election with respect to our Ordinary Shares.

Mark-to-Market Regime. Alternatively, a U.S. holder of our Ordinary Shares (but not our Warrants) may also avoid taxation under the excess distribution rules by making a mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. The Ordinary Shares, which are listed on Nasdaq, qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that they will be “regularly traded” for purposes of these rules. If a U.S. holder makes a valid mark-to-market election with respect to our Ordinary Shares, such U.S. holder will include as ordinary income each year, the excess, if any, of the fair market value of our Ordinary Shares at the end of the taxable year of the U.S. holders adjusted basis in our Ordinary Shares. Such U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of such holder’s adjusted basis in our Ordinary Shares over the fair market value of such our Ordinary Shares at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in our Ordinary Shares will be adjusted to reflect any such income or loss amounts. Any gain that is recognized on the sale or other taxable disposition of our Ordinary Shares would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. A mark-to-market election cannot be made for any lower-tier PFICs. U.S. holders should consult their tax advisers regarding the application of the PFIC rules to their indirect ownership of shares in any lower-tier PFICs.

PFIC Reporting Requirements. A U.S. holder who owns, or who is treated as owning, PFIC stock during any taxable year in which Helport AI is classified as a PFIC may be required to file IRS Form 8621. U.S. holders of our Ordinary Shares should consult their tax advisors regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of an applicable dollar threshold are required to report information to the IRS relating to our Ordinary Shares, subject to certain exceptions (including an exception for our Ordinary Shares held in an account maintained with a U.S. financial institution), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold our Ordinary Shares. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our Ordinary Shares.

F. Dividends and Paying Agents

We have no current plans to pay dividends. We do not currently have a paying agent.

G. Statement by Experts

Not applicable.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “ITEM 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

No applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section entitled “ITEM 5. Operating and Financial Review and Prospects— Quantitative and Qualitative Disclosure about Market Risk.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Following the consummation of the Business Combination, we have assumed all outstanding Tristar warrants and converted such into corresponding warrants to purchase Ordinary Shares (the “Warrants”). Each such Warrant entitles the holder thereof to purchase one (1) Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Ordinary Shares. There are 18,844,987 Warrants outstanding as of August 8, 2024. For details of the Warrants, please refer to Exhibit 2.2 to this annual report.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “ITEM 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management has concluded that, as of June 30, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our executive officers and directors, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Each of Mr. Jun Ge and Ms. Xinyue (Jasmine) Geffner qualifies as an “audit committee financial expert” as defined in ITEM 16A of Form 20-F. Mr. Jun Ge and Ms. Xinyue (Jasmine) Geffner satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Enrome LLP, our independent registered public accounting firm for the periods indicated.

For the years ended June 30,	2024	2023
	in USD
Audit fees (1)	$238,000	$399,371
Audit-related fees (2)	-	-
Tax fees (3)	8,720	-
All other fees	-	-
Total	$238,720	$399,371

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a BVI company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

There are currently no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

ITEM 16K. CYBERSECURITY

1. Integration into the Comprehensive Risk Management Framework

We have fully integrated cybersecurity risk assessment, identification, and management processes into our overall risk management framework. These processes focus not only on the direct risks of cybersecurity threats but also consider their potential impact on the Company’s reputation, customer trust, and business continuity. We conduct regular assessments of these risks and adjust our security strategies and measures based on the evaluation results. These processes are regularly reviewed internally by our management to ensure their effectiveness and adaptability, enabling us to respond to the ever-evolving cybersecurity threat landscape.

Once a security incident is identified, the reporting process includes the following steps:

When a network security threat or incident is detected, initial analysis is conducted to confirm its authenticity, scope of impact, and potential risks, such as data breaches and system downtime.

The detected incidents are then categorized, such as malware, infection, data breach, and any other intrusion, and any such incident is then prioritized based on the impact range, severity of the attack, and urgency, to ensure that serious events are prioritized for handling and reporting. Incidents are usually reported up the chain of command via email or phone. Major security incidents are reported directly to management.

After management has received the reports, dedicated personnel will be assigned to follow up on the investigation and disposal process of the incident. Such personnel will be responsible for ensuring that the incident is effectively controlled and resolved. The management will also receive regular updates on the progress and adjust the cybersecurity strategy based on the development of the incident.

2. Leveraging Third-Party Expertise

We actively collaborate with professional third-party experts to enhance our cybersecurity defenses. These third-party experts provide us with independent cybersecurity assessments, penetration testing, and other services, helping us identify potential security vulnerabilities and threats. Their expert advice and recommendations are critical to the development and implementation of our cybersecurity strategy.

3. Cybersecurity Oversight of Third-Party Service Providers

We have established stringent processes for managing and overseeing third-party service providers. When selecting service providers, our management conduct rigorous reviews of their cybersecurity capabilities, including their security policies, control measures, and incident response plans. During the course of our collaboration, we continuously monitor their cybersecurity performance and require them to provide regular security audit reports for our management. If any potential security risks are identified, we are prepared to take immediate action, including working with the service provider to resolve the issue or terminating the partnership if necessary.

Cybersecurity incidents could have a significant impact on our business. However, due to our cybersecurity risk assessment, identification, and management processes, as well as our rigorous oversight of third-party service providers, we have not experienced any cybersecurity incidents that have materially affected our business strategy, operational results, or financial condition, as of the date of this annual report. Nevertheless, we remain highly vigilant and will continue to strengthen our cybersecurity defenses to address potential cybersecurity threats. We believe that through our ongoing efforts and continuous improvement, we can ensure the Company’s cybersecurity and protect the interests of our customers, employees, and shareholders.

Part III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to ITEM 18.

ITEM 18. FINANCIAL STATEMENTS

The combined financial statements of Helport AI Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 1.1 to Registrant’s shell company report on Form 20-F (File No. 001-42205), filed with the Securities and Exchange Commission on August 9, 2024)
2.1	Specimen of Warrant (incorporated herein by reference to Exhibit 2.1 to Registrant’s shell company report on Form 20-F (File No. 001-42205), filed with the Securities and Exchange Commission on August 9, 2024)
2.2	Form of Assignment, Assumption and Amendment to Warrant Agreement (incorporated by reference to Exhibit 10.11 of the Registrant’s registration statement on Form F-4 (File No. 333-276940), filed with the SEC on June 28, 2024)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 4.18 to Registrant’s shell company report on Form 20-F (File No. 001-42205), filed with the Securities and Exchange Commission on August 9, 2024)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 4.19 to Registrant’s shell company report on Form 20-F (File No. 001-42205), filed with the Securities and Exchange Commission on August 9, 2024)
4.3	Business Combination Agreement, dated Novermber 12, 2023 (incorporated by reference to Annex A of Registrant’s registration statement on Form F-4 (File No. 333-276940), filed with the SEC on June 28, 2024)
4.4	Form of First Amendment to Registration Rights Agreement (incorporated by reference to Exhibit 10.12 of the Registrant’s registration statement on Form F-4 (File No. 333-276940), filed with the SEC on June 28, 2024)
4.5	Registration Rights Agreement, dated as of October 13, 2021, by and between Tristar, the Prior Sponsor and certain securityholders named therein (incorporated by reference to Exhibit 10.3 of Tristar’s Form 8-K filed with the SEC on October 19, 2021).
4.6	Second Amendment to Insider Letter, dated as of November 12, 2023, by and among Tristar Acquisition I Corp., Tristar Holdings I, LLC, Helport AI Limited, Helport Limited, Navy Sail International Limited, and the individuals party thereto (incorporated by reference to Exhibit 10.3 of Tristar’s Form 8-K filed with the SEC on November 16, 2023).
4.7	Form of Non-Competition and Non-Solicitation Agreement, dated as of November 12, 2023, by and among Helport AI Limited, Tristar Acquisition I Corp., Helport Limited, Navy Sail International Limited and the Subject Parties party thereto (incorporated by reference to Exhibit 10.4 of Tristar’s Form 8-K filed with the SEC on November 16, 2023).
4.8	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.7 of the Registrant’s registration statement on Form F-4 (File No. 333-276940), filed with the SEC on June 28, 2024)
4.9	Lock-Up Agreement, dated as of April 26, 2024, by and among Helport Limited, Helport AI Limited, Tristar Acquisition I Corp., Navy Sail International Limited and the Helport Shareholders party thereto (incorporated by reference to Exhibit 2.1 of Tristar’s Form 8-K filed with the SEC on May 2, 2024).

4.10	Lock-Up Agreement, dated as of April 26, 2024, by and among Helport Limited, Helport AI Limited, Tristar Acquisition I Corp., Navy Sail International Limited and the Helport Shareholders party thereto (incorporated by reference to Exhibit 2.2 of Tristar’s Form 8-K filed with the SEC on May 2, 2024).
4.11	May Amended Lock-Up Agreement, dated as of May 23, 2024, by and among Helport Limited, Helport AI Limited, Tristar Acquisition I Corp., Navy Sail International Limited and the Helport Shareholders party thereto (incorporated by reference to Exhibit 10.1 of Tristar’s Form 8-K filed with the SEC on May 24, 2024).
4.12	Form of PIPE Subscription Agreement, by and among Tristar Acquisition I Corp, Helport AI Limited and the undersigned PIPE Investor thereto (incorporated by reference to Exhibit 10.1 of Tristar’s Form 8-K filed with the SEC on May 22, 2024).
8.1	List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to Registrant’s shell company report on Form 20-F (File No. 001-42205), filed with the Securities and Exchange Commission on August 9, 2024)
10.1	Purchase Agreement dated January 4, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.18 of Registrant’s Form F-4, as amended, initially filed with the SEC on February 8, 2024)
10.2	Purchase Agreement dated January 4, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.19 of Registrant’s Form F-4, as amended, initially filed with the SEC on February 8, 2024)
10.3	Service Agreement dated March 6, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.20 of Registrant’s Form F-4, as amended, initially filed with the SEC on February 8, 2024)
10.4	Supplementary Agreement dated June 15, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.21 of Registrant’s Form F-4, as amended, initially filed with the SEC on March 12, 2024)
10.5	Supplementary Agreement dated June 15, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.22 of Registrant’s Form F-4, as amended, initially filed with the SEC on March 12, 2024)
10.6	The Registrant’s 2024 Equity incentive Plan(incorporated herein by reference to Exhibit 4.17 to Registrant’s shell company report on Form 20-F (File No. 001-42205), filed with the Securities and Exchange Commission on August 9, 2024)
11.1*	Code of Business Conduct and Ethics of the Registrant
11.2*	Insider Trading Compliance Manual of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Unaudited pro forma condensed combined financial statements of Helport AI Limited
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Helport AI Limited

	By:	/s/ Guanghai Li
Guanghai Li
Executive Chairwoman and Executive Director
(Principal Executive Officer)

Date: October 31, 2024

HELPORT AI LIMITED

INDEX TO COMBINED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Helport AI Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Helport AI Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, the related combined statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years ended June 30, 2024, 2023 and 2022 and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended June 30, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore

October 31, 2024

HELPORT AI LIMITED

COMBINED BALANCE SHEETS

(Amounts in and U.S. dollars (“US$"), except share data)

	As of June 30,
	2024	2023
Cash	$2,581,086	$142,401
Accounts receivable	21,313,735	14,545,921
Deferred offering costs	817,871	-
Prepaid expenses and other receivables	41,966	-
Total current assets	24,754,658	14,688,322

Intangible assets, net	2,425,694	4,083,333
Total non-current asset	2,425,694	4,083,333
Total assets	$27,180,352	$18,771,655

Accounts payable	$284,067	$10,158,729
Income tax payable	2,724,998	1,123,065
Amount due to related parties	965,776	592,797
Convertible promissory notes	4,889,074	-
Accrued expenses and other liabilities	5,263,239	1,212,985
Total current liabilities	14,127,154	13,087,576
Total liabilities	14,127,154	13,087,576

Commitments and contingencies

Ordinary shares (US$1 par value per share; 50,000 authorized as of June 30, 2024, and 2023; 156 issued and outstanding as of June 30, 2024 and 2023, respectively)*	156	156
Additional paid-in capital	7,556	7,556
Subscription receivables	(156)	(156)
Retained earnings	13,045,642	5,676,523
Shareholders’ equity	13,053,198	5,684,079
Total liabilities and shareholders’ equity	$27,180,352	$18,771,655

*	The shares and per share information are presented on a retroactive basis to reflect the shares reorganization (Note 10).

The accompanying notes are an integral part of these combined financial statements.

HELPORT AI LIMITED

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in and U.S. dollars (“US$"), except share data)

	For the years ended June 30,
	2024	2023	2022
Revenues	$29,575,625	$12,728,313	$2,667,914
Cost of revenues	(10,998,011)	(4,882,792)	(1,246,701)
Gross profit	18,577,614	7,845,521	1,421,213

Selling expenses	(97,984)	(50,830)	(99,817)
General and administrative expenses	(4,979,382)	(1,625,887)	(340,625)
Research and development expenses	(4,303,490)	(375,410)	-
Total operating expenses	(9,380,856)	(2,052,127)	(440,442)

Income from operation	9,196,758	5,793,394	980,771

Financial expenses, net	(226,713)	(7,936)	(5,894)
Other income, net	1,007	-	-
Income before income tax expense	8,971,052	5,785,458	974,877
Income tax expense	(1,601,933)	(970,755)	(152,917)
Net income	$7,369,119	$4,814,703	$821,960

Total comprehensive income	$7,369,119	$4,814,703	$821,960

Earnings per ordinary share
Basic	47,238	30,863	5,269
Diluted	47,238	30,863	5,269
Weighted average number of ordinary shares outstanding*
Basic	156	156	156
Diluted	156	156	156

*	The shares and per share information are presented on a retroactive basis to reflect the shares reorganization (Note 10).

The accompanying notes are an integral part of these combined financial statements.

HELPORT AI LIMITED

COMBINED STATEMENTS OF CHANGES IN EQUITY

(Amounts in and U.S. dollars (“US$"), except share data)

	Ordinary Shares		Additional paid-in	Subscription	Retained	Total shareholders’
	Shares*	Amount	capital	receivables	earnings	equity
		US$	US$	US$	US$	US$
Balance as of June 30, 2021	156	156	7,556	(156)	39,860	47,416
Net income	-	-	-	-	821,960	821,960
Balance as of June 30, 2022	156	156	7,556	(156)	861,820	869,376
Net income	-	-	-	-	4,814,703	4,814,703
Balance as of June 30, 2023	156	156	7,556	(156)	5,676,523	5,684,079
Net income	-	-	-	-	7,369,119	7,369,119
Balance as of June 30, 2024	156	156	7,556	(156)	13,045,642	13,053,198

*	The shares and per share information are presented on a retroactive basis to reflect the shares reorganization (Note 10).

The accompanying notes are an integral part of these combined financial statements.

HELPORT AI LIMITED

COMBINED STATEMENTS OF CASH FLOWS

(Amounts in and U.S. dollars (“US$"), except share data)

	For the years ended June 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,369,119	$4,814,703	$821,960
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	2,352,639	2,333,334	583,333
Changes in operating assets and liabilities:
Accounts receivable	(6,813,674)	(12,079,780)	(2,463,761)
Prepaid expenses and other receivables	(41,966)	-	-
Accounts payable	(3,158,729)	2,547,916	610,813
Amount due to related parties	21,640	7,626	16,450
Accrued expenses and other liabilities	3,702,668	951,932	194,508
Income tax payable	1,601,933	970,148	152,917
Net cash provided by/(used in) operating activities	5,033,630	(454,121)	(83,780)

CASH FLOWS FORM INVESTING ACTIVITY
Purchase of intangible assets	(7,410,933)	-	-
Net cash used in investing activity	(7,410,933)	-	-

CASH FLOWS FORM FINANCING ACTIVITIES
Payment for listing costs	(817,871)	-	-
Proceeds from convertible promissory notes	4,889,074	-	-
Loan from a third party	977,156	66,545	-
Repayment of loan from a third party	(629,570)	-	-
Loan from related parties	354,977	569,059	196,388
Repayment of loan from related parties	(3,638)	(45,102)	(114,465)
Net cash provided by financing activities	4,770,128	590,502	81,923

Effect of exchange rate changes	45,860	(2,380)	-

Net change in cash	2,438,685	134,001	(1,857)

Cash at the beginning of the year	142,401	8,400	10,257
Cash at the end of the year	$2,581,086	$142,401	$8,400

The accompanying notes are an integral part of these combined financial statements.

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

1.	Organization and Principal Activities

Description of Business and Corporate History

Helport Limited (“Helport”) was incorporated under the law of the British Virgin Island (“BVI”) as an exempted company with limited liability on June 5, 2023. Helport Limited, through its Singapore-based wholly-owned subsidiary, Helport Pte. Ltd. (collectively, the “Group”), is principally engaged in the development of software and applications and mainly providing software-as-a-service (“SaaS”) platform and artificial intelligent (“AI”) tools to customers in the contact center industry currently.

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

2023 Reorganization

In 2023, the Founding Shareholder undertook an equity restructuring in order to re-domicile its business from Singapore to the British Virgin Islands (the “2023 Reorganization”), which was executed in the following steps:

1)	In June 2023, Helport Limited was incorporated in the British Virgin Islands to be the holding company of the Group. On November 14, 2023, Helport established Helport Group Limited (“Helport BVI”) also in the British Virgin Islands, a wholly owned subsidiary to be the intermediate holding company.

2)	Effective on December 22, 2023, Helport Limited through Helport BVI acquired 100% of the equity interest of Helport Singapore from the Founding Shareholder, thus Helport Singapore became a wholly owned subsidiary of Helport Limited.

The main purpose of the 2023 Reorganization was to establish a BVI holding company for the existing business in preparation for an overseas initial public offering. Immediately before and after the 2023 Reorganization as described above, Helport together with its subsidiaries were effectively under common control; therefore, the 2023 Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a combined and consolidated basis for all periods to which such entities were under common control. The consolidation of Helport Limited and its subsidiaries, has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements.

Reversal Merger

On August 2, 2024 (the “Closing Date”), Helport Limited consummated the transaction pursuant to the First Amendment to the Business Combination Agreement, dated December 18, 2023, (and as may be further amended, collectively “Business Combination Agreement”) with Tristar Acquisition I Corp. (“Tristar”), Merger I Limited, a British Virgin Islands business company and a wholly-owned subsidiary of Helport AI Limited (“the Company” or “PubCo”) (the “First Merger Sub”), Merger II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of PubCo (the “Second Merger Sub”).

The merger was carried out in two steps:

(1)	First Merger: The First Merger Sub will merge with and into Helport Limited (the “First Merger”), with Helport Limited surviving the First Merger as a wholly-owned subsidiary of PubCo and the outstanding securities of Helport Limited being converted into the right to receive securities of PubCo.

(2)	Second Merger: Following the First Merger, the Second Merger Sub will merge with and into Tristar (the “Second Merger”, and together with the First Merger, the “Mergers”), with Tristar surviving the Second Merger as a wholly-owned subsidiary of PubCo and the outstanding securities of Tristar being converted into the right to receive securities of PubCo

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

1.	Organization and Principal Activities (Continued)

Consideration of $355 million was paid to Helport Limited’s shareholders, subject to net debt and working capital adjustments, and will be paid entirely in newly issued ordinary shares of PubCo, with each share valued at the Per Share Price.

Details of the Group’s subsidiaries are as follows:

Name:	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Helport Limited (“Helport”)	June 5, 2023	British Virgin Islands	100%	Holding company
Helport Group Limited (“Helport BVI”)	November 14, 2023	British Virgin Islands	100%	Holding company
Helport Pte. Ltd. (“Helport Singapore”)	September 27, 2020	Singapore	100%	Development of software and applications
Helport AI Inc. (“Helport AI”)	September 15, 2023	United States	100%	Development of software and applications

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying combined financial statements are summarized below.

(b)	Principle of combination

The combined financial statements presented herein represent prior to the Business Combination which was consummated on August 2, 2024, the financial statements of Helport AI Limited and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon combination.

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

The reporting currency of the Group is the U.S. dollar (“USD” or “$"). The functional currency of the Company and its subsidiary located in Singapore is the U.S. dollar.

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

(e)	Deferred offering costs

The Group complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of legal, advisory, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Business Combination transaction with Tristar for overseas listing. Deferred offering costs would be charged to shareholders’ equity upon the completion of the Business Combination. Should the Business Combination prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2024, and 2023, the Group capitalized $817,871 and nil of deferred offering costs, respectively.

(f)	Cash

Cash consists of cash in bank only. As of June 30, 2024 and 2023, cash balances were $2,581,086 and $142,401, respectively.

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Credit losses

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

The Group’s accounts receivable and other receivables included prepaid expenses and other current assets line item in the balance sheet are within the scope of ASC Topic 326. The Group uses an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Group makes the assessment based on various factors, including aging of receivable balances, historical experience, credit-worthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect the Group’s ability to collect form the debtors. The Group also applies current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are indicated in general and administrative expenses in the combined statements of operations and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

(h)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful receivable. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers factors in assessing the collectability of its receivables, such as historical bad debts, changes in customers’ payment patterns, credit-worthiness and financial conditions of the customers, current economic trends and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. No allowance for credit losses were recorded for the years ended June 30, 2024, 2023 and 2022.

(i)	Intangible assets, net

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

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(j)	Impairment of long-lived assets

The Group reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized for the amount by which the carrying value of the asset exceeds its fair value. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group did not record any impairment charge for the years ended June 30, 2024, 2023 and 2022.

(k)	Fair value measurement

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

(l)	Accounts and other payables

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

(m)	Related party

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Group discloses all related party balance and transactions.

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(n)	Revenue recognition

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

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

These criteria as they relate to each of the following major revenue generating activities are described below.

Revenues are presented net of value added taxes (“VAT”).

	For the years ended June 30,
	2024	2023	2022
AI services	$29,575,625	$12,689,750	$2,566,418
Others	-	38,563	101,496
Total revenues	$29,575,625	$12,728,313	$2,667,914

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

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(n)	Revenue recognition (continued)

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

Contract balance

When the obligation in service contract has been performed, the Group presents the contract in the combined balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. The Group did not have any contract assets as of June 30, 2024 and 2023.

The contract liability represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group did not have any contract liabilities as of June 30, 2024 and 2023.

(o)	Cost of revenues

Cost of revenues primarily consists of amortization of software, payment to a third-party service provider for outsourced operation and server costs.

(p)	Selling expenses

Selling expenses mainly consist of payroll expense, marketing and promotion expense and etc.

(q)	General and administrative expenses

General and administrative expenses mainly consist of withholding tax, professional service fees, payroll expense, and other office miscellaneous fees.

(r)	Research and development expenses

Research and development expenses consist primarily consist of AI training service fee, product development fee, and technology service fees paid to external consultant.

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(s)	Income taxes

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

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of income for the years ended June 30, 2024, 2023 and 2022.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(t)	Commitments and contingencies

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

(u)	Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260"). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Group by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the years ended June 30, 2024, 2023 and 2022, there were no dilution impact.

(v)	Segment reporting

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

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(w)	Recent accounting pronouncements

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

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s combined financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Group expects the adoption of this ASU will not have a material effect on the combined financial statements.

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

2.	Summary of Significant Accounting Policies (Continued)

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group expects the adoption of this ASU will not have a material effect on the combined financial statements.

The Group did not identify other recent accounting pronouncements that could potentially have a material impact to the Group’s combined results of operations or financial position.

3.	Accounts Receivable

Accounts receivable consists of the following:

	As of June 30,
	2024	2023
Accounts receivable	$21,313,735	$14,545,921
Accounts receivable	$21,313,735	$14,545,921

As of the date of issuance of the combined financial statements, the Group has collected $10,057,693 in the balance of accounts receivable from customers. The uncollected balance of accounts receivable accounts for 52.81% of the total balance of accounts receivable as of June 30, 2024, which are all aged within six months and the credit term granted to the customers.

4.	Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consists of the following:

	As of June 30,
	2024	2023
Prepaid operation expenses	$27,396	$-
Deposits	13,198	-
Others	1,372	-
Prepaid expenses and other receivables	$41,966	$-

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

5.	Intangible Assets, Net

Intangible assets, net, consists of the following:

	As of June 30,
	2024	2023
Software	$7,695,000	$7,000,000
Accumulated amortization	(5,269,306)	(2,916,667)
Intangible assets, net	$2,425,694	$4,083,333

Amortization expense was $2,352,639, $2,333,334 and $583,333 for the years ended June 30, 2024, 2023 and 2022.

6.	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	As of June 30,
	2024	2023
Payables to third parties	$3,793,161	$297,700
VAT payable (1)	1,333,470	909,710
Interest payable	95,326	-
Payroll payable	41,282	5,575
Accrued expenses and other liabilities	$5,263,239	$1,212,985

(1)	The balance of VAT payable is due to the service revenues generated in the PRC, which is subject to 6% of VAT rate.

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

7.	Convertible Promissory Notes

The balance of convertible promissory notes as of June 30, 2024 and 2023 consisted of the following:

	As of June 30,
	2024	2023
Debt from SIS SPAC INVESTMENT FUND PTE. LTD.	$1,000,000	$-
Debt from Song Diego Corporation	1,000,000	-
Debt from Shan Ling Ge	850,000	-
Debt from Kia Hong Lim	550,000	-
Debt from SIS GLOBAL FUND VCC	500,000	-
Debt from Simon Meng	335,000	-
Debt from Ling Fei Yen	250,000	-
Debt from Lik Qi Lim	200,000	-
Debt from Ah Lian Ng	104,074	-
Debt from Hwee Hai Lim	100,000	-
Total Convertible Promissory Notes	$4,889,074	$-

On March 6, 2024, March 8, 2024, March 12, 2024, May 15, 2024, May 17, 2024 and May 26, 2024, the Group successively issued $1,550,000, $550,000, $1,000,000, $2,000,000, $500,000 and $  439,074 (a total of $6,039,074) convertible promissory notes, respectively, to total ten lenders. The principal plus interest accrued (“Outstanding Balance”) of such convertible promissory notes is automatically converted into the Ordinary Shares of the Company at a price of $10.80 per share upon consummation of the Business Combination with Tristar. The convertible promissory notes are all subject to an interest rate of 8% per annum, with a maturity date on December 31, 2024.

On June 20, 2024, the Group (“Borrower”) amended one Form of Convertible Promissory Note (“the Note” and collectively, “the Notes”) of $2,000,000 issued on May 15, 2024, to one lender named Shanling Ge (“Lender”), pursuant to which, by mutual consent, the Borrower and the Lender agree that the issuance amount of the Note shall change to $850,000 from $2,000,000, with all the other terms previously stipulated in the Note remaining the same (“Amendment to the Note”). As of June 20, 2024, the Group has received all the funds of $4,889,074 from the issuance of convertible promissory notes subject to the Notes as well as the Amendment to the Note. The Group accounted for these convertible debt as a liability, which is stated at amortized cost with any difference between the initial carrying value and the debt issuance costs using the effective interest method over the period from the issuance date to the maturity date.

Interest expense accrued for convertible promissory notes was $95,326, nil and nil for the years ended June 30, 2024, 2023 and 2022.

On August 2, upon consummation of the Business Combination with Tristar, the outstanding balance of the total convertible promissory notes is automatically converted into the 464,838 Ordinary Shares of the Company at a price of $10.80 per share.

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

8.	Related Parties Transactions

The table below sets forth the major related parties and their relationships with the Group as of June 30, 2024 and 2023:

No.	Related Parties	Relationship
1	Ufintek Group Pte. Ltd.	Wang Yizhou, Financial Director of Helport Singapore, serves as the Executive Director of Ufintek Group Pte. Ltd.
2	Stony Holdings Limited	Shareholder of Helport Limited
3	Ms. Fan Yu	Chairman of the Board of Directors of Helport Limited
4	Ms. Yizhou Wang	Financial Director of Helport Singapore

(a) The Group entered into the following transactions with related parties:

	For the years ended June 30,
	2024	2023	2022
Nature
Loan from related parties
Stony Holdings Limited	$84,991	$-	$-
Ufintek Group Pte. Ltd.	$-	$561,703	$18,229
Yu Fan	$269,986	$7,356	$178,159

Advance payment from a related party
Wang Yizhou	$-	$1,524	$-

Reimbursement for advance payment from a related party
Wang Yizhou	$1,524	$-	$-

Service fees paid to a related party
Wang Yizhou	$-	$751	$-

Loan repayment to related parties
Ufintek Group Pte. Ltd.	$3,638	$-	$-
Yu Fan	$-	$45,102	$114,465

(b) The Group had the following balances with related parties:

	As of June 30,
	2024	2023
Amount due to related parties:
Ufintek Group Pte. Ltd. (1)	$604,084	$584,558
Yu Fan (1)	276,701	6,715
Stony Holdings Limited (2)	84,991	-
Wang Yizhou (1)	-	1,524
Total	$965,776	$592,797

(1)	The balance represents the advance funds received from related parties for daily operational purposes.

(2)	On March 15, 2024, the Group entered into Line of Credit Agreements with two existing shareholders, Hades Capital Limited and Stony Holdings Limited (collectively “Helport Shareholders”), which provides us with unsecured lines of credit in the principal maximum amount of $4,000,000 and $2,000,000, respectively. The principal indebtedness under the Line of Credit Agreements will mature on the third anniversary of the date the Line of Credit Agreements were entered into, at an interest rate of 0% per annum. As of June 30, 2024, an aggregate of $84,991 were drawn from such lines of credit.

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

9.	Taxation

British Virgin Islands (“BVI”)

Helport AI Limited and its subsidiaries, Helport Limited and Helport BVI, are incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Helport Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by Helport AI Limited to its shareholders, no BVI withholding tax will be imposed.

Singapore

Helport Singapore is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first $7,379 (SGD10,000) taxable income and 50% of the next $140,201 (SGD190,000) taxable income are exempted from income tax.

United States

Helport AI is incorporated in the United States is subject to state income tax and federal income tax depending upon taxable income levels. It did not have taxable income and no income tax expense was provided for the years ended June 30, 2024, 2023 and 2022.

The following table sets forth current and deferred portion of income tax expense of the Company’s subsidiaries:

	2024	2023	2022
Current income tax expense	$1,601,933	$970,755	$152,917
Deferred income tax	-	-	-
Total income tax expense	$1,601,933	$970,755	$152,917

A reconciliation between the Group’s actual provision for income taxes and the provision at the Singapore statutory rate is as follows:

	For the years ended June 30,
	2024	2023	2022
Income before income tax expenses	$8,971,052	$5,785,458	$974,877
Income tax expenses at the Singapore statutory rate	1,525,079	983,528	165,729
Impact of different tax rates in other jurisdictions	95,670	-	-
Effect of preferential tax rate	(18,816)	(12,773)	(12,812)
Total income tax expenses	$1,601,933	$970,755	$152,917

The Group did not recognize any deferred tax assets as of June 30, 2024 and 2023.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group does not believe that its uncertain tax benefits position will materially change over the next twelve months. As of June 30, 2024, income for tax returns for the tax years from 2020 to 2023 remain open for statutory examination.

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

10.	Ordinary Shares

Upon the establishment of Helport Limited on December 22, 2023, Helport Limited issued 156 ordinary shares, par value $1 per share to seven BVI companies, which were wholly-owned by a group of individual shareholders, who were the proportionate former individual shareholders of Helport Singapore before the Reorganization.

As a result of the recapitalization, all share and per share data in the combined financial statements have been retrospectively adjusted to all periods presented.

The subscription receivables present the receivable for the issuance of ordinary shares of Helport Limited and is reported as a deduction of equity and presented on a retroactive basis before the incorporation of Helport Limited. Subscription receivables have no payment terms nor any interest receivables accrual.

11.	Earnings Per Share

Basic and diluted earnings per share is calculated as follows:

	For the years ended June 30,
	2024	2023	2022
Numerator:
Net income	$7,369,119	$4,814,703	$821,960
Denominator:
Weighted average number of ordinary shares outstanding
Basic	156	156	156
Diluted	156	156	156

Earnings per ordinary share
Basic	$47,238	$30,863	$5,269
Diluted	$47,238	$30,863	$5,269

12.	Concentration

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

The following table sets forth a summary of single customer who represent 10% or more of the Group’s total accounts receivable:

	As of June 30,
	2024	2023
Customer A	35.3%	47.1%
Customer B	27.5%	29.2%
Total	62.8%	76.3%

The following table sets forth a summary of single customer who represent 10% or more of the Group’s total revenue:

	For the years ended June 30,
	2024	2023	2022
Customer A	37.5%	46.3%	51.4%
Customer B	26.9%	28.4%	34.0%
Total	64.4%	74.7%	85.4%

HELPORT AI LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$"), except share data)

The following table sets forth a summary of single supplier who represent 10% or more of the Group’s total accounts payable:

	As of June 30,
	2024	2023
Supplier A	100.0%	100.0%
Total	100.0%	100.0%

13.	Commitments and contingencies

Lease Commitments

The total future minimum lease payments under the short-term lease with respect to the office as of June 30, 2024 are payable as follows:

	Payment due to schedule
	Less than one year	Total
	US$	US$
Short-term office rental fees	169,902	169,902

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2024 and through the issuance date of these combined financial statements.

14.	Subsequent Event

Reversal Merger

On August 2, 2024 (the “Closing Date”), Helport Limited consummated the transaction pursuant to the First Amendment to the Business Combination Agreement, dated December 18, 2023, (and as may be further amended, collectively “Business Combination Agreement”) with Tristar Acquisition I Corp. (“Tristar”), Merger I Limited, a British Virgin Islands business company and a wholly-owned subsidiary of PubCo (the “First Merger Sub”), Merger II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of PubCo (the “Second Merger Sub”).

The merger was carried out in two steps:

(3)	First Merger: The First Merger Sub will merge with and into Helport Limited (the “First Merger”), with Helport Limited surviving the First Merger as a wholly-owned subsidiary of PubCo and the outstanding securities of Helport Limited being converted into the right to receive securities of PubCo.

(4)	Second Merger: Following the First Merger, the Second Merger Sub will merge with and into Tristar (the “Second Merger”, and together with the First Merger, the “Mergers”), with Tristar surviving the Second Merger as a wholly-owned subsidiary of PubCo and the outstanding securities of Tristar being converted into the right to receive securities of PubCo

Consideration of $355 million was paid to Helport Limited’s shareholders, subject to net debt and working capital adjustments, and will be paid entirely in newly issued ordinary shares of PubCo, with each share valued at the Per Share Price. After the closing of the Business Combination on August 2, 2024, PubCo has 37,132,968 ordinary shares and 18,844,987 warrants issued and outstanding.

Lease Commitments

As of the date of issuance of the combined financial statements, the Group entered into two long-term operating leases for office spaces subsequently. One is located in the Philippines, with a lease term from October 16, 2024 to October 31, 2030, and an annual rental payment of PHP3,454,080 ($59,064). The other lease is located in the United States, with a lease term from October 1, 2024 to September 30, 2029, and the calculation of rental payments, as stipulated in the lease agreement, will totally amount to $710,034 during the entire lease term.

Subsequent Collection of Accounts Receivable

As of the date of issuance of the combined financial statements, the Group has collected $10,057,693 in the balance of accounts receivable from customers. The uncollected balance of accounts receivable accounts for 52.81% of the total balance of accounts receivable as of June 30, 2024, which are all aged within six months and the credit term granted to the customers. The collection of accounts receivable has immediately used to settle the accounts payable, mainly include the contract fee payable for the development of intangible assets.

The Group has evaluated subsequent events through June 30, 2024, the date of issuance of the combined financial statements, other than the events as disclosed above, and did not identify any other subsequent events with material financial impact on the Group’s combined financial statements.