Form 20-F
period 2025-06-30
Helport AI Ltd
filed 2025-11-17
CIK 2001699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

As of June 30, 2025, the issuer had 37,430,968 ordinary shares and 18,844,987 warrants issued and outstanding. As of the date of this annual report, the issuer has 37,430,968 ordinary shares and 18,844,987 warrants issued and outstanding.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“AI” means artificial intelligence;

●	“BPO” means business process outsourcing;

●	“Business Combination Agreement” means the Business Combination Agreement, dated as of November 12, 2023, as amended by the First Amendment to the Business Combination Agreement, by and among Tristar, Helport AI, First Merger Sub, Second Merger Sub, Helport, Purchaser Representative, and Seller Representative (as defined below);

●	“Business Combination” or “Transactions” means, collectively, the transactions contemplated by the Business Combination Agreement, including the First Merger and the Second Merger, which were consummated on August 2, 2024;

●	“BVI” means British Virgin Islands;

●	“BVI Companies Act” means the BVI Business Companies Act (as amended);

●	“Closing” means the closing of the Transactions;

●	“Contact center seats” or “Seats” means the number of workstations or positions available within a contact center where customer service representatives or agents interact with customers through various communication channels like phone calls, emails, live chat, or social media platforms, a metric which indicates the capacity or scale of a contact center in terms of the simultaneous interactions it can handle or the number of customer service representatives it can accommodate at any given time to address customer inquiries, provide support, or handle incoming communication channels;

●	“First Amendment to the Business Combination Agreement” means the first amendment to the Business Combination Agreement, dated as of December 18, 2023, by and among Tristar, Helport AI, First Merger Sub, Second Merger Sub, Helport, Purchaser Representative and Seller Representative;

●	“First Merger Sub” means Merger I Limited, a British Virgin Islands business company, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Helport AI prior to the consummation of the Business Combination;

●	“Group” are to Helport AI (defined below) and its subsidiaries, collectively;

●	“Helport AI” are to Helport AI Limited, a British Virgin Islands business company;

●	“Helport” are to Helport Limited, a British Virgin Islands business company, which is a wholly owned subsidiary of Helport AI;

●	“Helport Singapore” are to Helport Pte. Ltd., an exempt private company limited by shares incorporated in Singapore, which is a wholly owned subsidiary of Helport Limited;

●	“Helport U.S.” are to Helport AI Inc., a limited liability company incorporated in the state of Delaware, on September 15, 2023, and an indirectly wholly-owned subsidiary of our Company;

●	“Indonesian Rupiah” and “IDR” are to the legal currency of Indonesia;

●	“Ordinary Shares” or “Helport AI Ordinary Shares” are to the ordinary shares of Helport AI Limited, par value $0.0001 per share;

●	“PHP” are to the Philippines peso, the legal currency of the Philippines;

●	“Second Merger Sub” means Merger II Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Helport AI prior to the consummation of the Business Combination;

●	“Singapore dollars,” “SGD,” and “S$” are to the legal currency of Singapore;

●	“Tristar” or “Purchaser” means Tristar Acquisition I Corp., a Cayman Islands exempted company;

●	“U.S. dollars,” “US$,” “$,” and “dollars” are to the legal currency of the United States;

●	“Warrants” or “Helport AI Warrants” means the 18,844,987 warrants of Helport AI, each entitling the holder thereof to purchase one Ordinary Share at a purchase price of $11.50 per whole share; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to one or more of Helport AI and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. Certain dollar references are based on the exchange rate of Singapore dollars to U.S. dollars, as well as the exchange rate of the PHP to U.S. dollars, in each case determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain amounts in Singapore dollars and the PHP into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

As of and for the fiscal years ended June 30,
US$ Exchange Rate	2025	2024	2023
At the end of the year – SGD	SGD1.2719 to $1.00	SGD1.3552 to $1.00	SGD1.3523 to $1.00
Average rate for the year – SGD	SGD1.3248 to $1.00	SGD1.3482 to $1.00	SGD 1.3642 to $1.00
At the end of the year – PHP	PHP 56.6889 to $1.00	-	-
Average rate for the year – PHP	PHP 57.7734 to $1.00	-	-

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

As a company incorporated under the laws of the British Virgin Islands, we conduct our operations through our subsidiary in Singapore, but are reliant upon customers who are based in China. In addition, three out of Helport AI’s five directors and officers, namely Guanghai Li, Di Shen, and Xinyue (Jasmine) Geffner, reside in the PRC. All or a substantial portion of the assets of Helport AI’s directors and officers are located outside the United States. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against Helport AI and its officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against Helport AI or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

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

As part of our global expansion strategy, we have engaged customers located in countries other than the PRC, which began generating revenue in the fiscal year 2024. However, for the fiscal years ended June 30, 2025 and 2024, substantially all of our revenue was still generated from customers located in the PRC, even though we have no operating entity in the PRC. Our products do not collect personal data from contact center activities, nor do we store any data from such activities. Therefore, as of the date of this annual report, neither Helport AI nor any subsidiaries thereof have received any notice from any authorities requiring Helport AI or any of its subsidiaries to undergo cybersecurity review or network data security review. However, since the use of our AI Assist software involves the collection of data and information contained in the contact center operations of our customers in the PRC, we may be subject to certain laws and regulations in China in the future. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on our operations. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During any such review, Helport may be required to suspend its operations or experience other disruptions to its operations. Cybersecurity review and network data security review could also result in negative publicity with respect to Helport AI, and diversion of its managerial and financial resources, which could materially and adversely affect its business, financial conditions, and results of operations.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

Although we have no operating entity in the PRC, a significant portion of our customers are located in the PRC. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources.

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

Although we have no operating entity in the PRC, currently a significant portion of the Company’s customers are located in China. Therefore, from time to time, we and our subsidiaries may have to resort to administrative and court proceedings in China to enforce their legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we and our subsidiaries enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we and our subsidiaries may not be aware of their violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of their contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

During the fiscal years ended June 30, 2025, 2024, and 2023, our sales to the China market accounted for substantially all of our revenue. Our sales to customers located in the PRC are denominated in the U.S. dollar, with the actual settlement amount converted to an amount denominated in Renminbi (“RMB”) at the time of payment. Our Singapore operating entity’s functional currency is the Singapore dollar. The functional currency of the Philippines branch of our Singapore operating entity is the PHP. The functional currency of our Indonesian subsidiary is the IDR. As a result, fluctuations in the exchange rate among the U.S. dollar, the Singapore dollar, the PHP, the IDR, and RMB will affect the relative purchasing power, in the Singapore dollar, the PHP, the IDR,or RMB terms, of our U.S. dollar assets. Gains and losses from the re-measurement of assets and liabilities receivable or payable in the Singapore dollar, the PHP, the IDR, or RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations.

A fluctuation in the value of the Singapore dollar, the PHP, the IDR, or RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in U.S. dollars. In the event that we decide to convert our Singapore dollar, PHP, IDR, or RMB into U.S. dollars to make payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Singapore dollar, the PHP, the IDR, or RMB will harm the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

It is difficult to predict how market forces or any Singapore, Philippines, Indonesia, PRC, or U.S. government policy may impact the exchange rate among the U.S. dollar, the Singapore dollar, the PHP, the IDR, and RMB in the future. Any significant appreciation or depreciation of the Singapore dollar, the PHP, the IDR, or RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. If the exchange rate between the U.S. dollar, the Singapore dollar, the PHP, the IDR, and RMB fluctuates in an unanticipated manner, our business, financial condition, and results of operations could be materially adversely affected.

Each of our customers and suppliers has entered into an Authorization for Payment Agreement with our Singapore and U.S. operating entity and a third- party agent. Our financial condition and liquidity position may be subject to credit risks of the third-party agent.

Since we have not yet established relevant entities or subsidiaries in the PRC, and because a significant portion of our customers and suppliers are located in the PRC, each of our customers and suppliers has entered into an Authorization for Payment Agreement (collectively, the “Agreements”) with our operating entities, Helport Singapore and Helport US, and a third party agent, Xinsheng Technology (Tianjin) Co., Ltd. (“Xinsheng”), through whom we make payments to our suppliers and receive payments from our customers. The payment amount in each of the Agreements is denoted in U.S. dollars. For details, see “ITEM 4. Information of the Company—B. Business Overview—Major Supplier” and “ITEM 4. Information of the Company—B. Business Overview—Customers, Sales, and Marketing.” As of the date of this annual report, Xinsheng has fulfilled its obligations to transfer the payments guaranteed in each of the Agreements. However, there is no assurance that, in the future, we will be able to successfully enforce Xinsheng’s guarantee, or any other such payment agents’ guarantee. Third-party agents subject to such payment agreements are subject to their own unique operational and financial risks, which are beyond our control. In the event that such agents fail to function properly or breach or terminate their cooperation with us, we may be unable to recover payment from our customers or transfer payment to our suppliers in a timely manner, or at all. This could disrupt our cash flow and lead to a breakdown of our contractual relationship with customers and suppliers. If we are unable to address these issues in a timely and cost-effective manner, our business, financial condition, and results of operations may be adversely affected.

If the PRC government imposes further restrictions and limitations on our PRC customers’ ability to transfer or distribute cash overseas., our business, financial condition, and results of operations could be materially adversely affected.

The PRC government has imposed controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing forms, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. There is no guarantee that the PRC government will not further intervene or impose other restrictions on our PRC customers’ ability to transfer or distribute cash outside the PRC. In the event that the foreign exchange control system prevents our PRC customers from remitting their payments to Singapore, we may not be able to receive a substantial portion of our revenue. As a result, our business, financial condition, and results of operations may be adversely affected.

Risks Related to Our Business

Our failure to anticipate or successfully implement new technologies could render our contact-center solution services less competitive and reduce our revenue and market share.

We provide data-driven AI technologies to our customers endeavoring to maximize the revenue-generation and customer-retention potential capacities of their contact centers. See “ITEM 4. Information of the Company—B. Business Overview—Competitive Strengths,” As of the date of this annual report, we have two pending patent applications in Singapore. These applications are currently awaiting approval from the authorities. We have also designed and developed effective systems of Gateways to integrate our AI Assist software into contact centers. Nonetheless, the AI Contact Integrated Solutions Industry is characterized by rapid technological advancement, constant improvement of AI products’ learning capabilities and resultant heightening of customers’ expectations, disruption by innovative entrants, and evolving business models and industry standards. This requires us to anticipate well in advance, which technologies we must implement and take advantage of to make our AI products and services competitive in the market. As such, we need to continue to invest significant financial resources in research and development to keep pace with technological advances in order to make our technologies competitive in the market, especially those relating to the intelligence and analytic capability of our core AI product. However, development activities are inherently uncertain, and our expenditures on research and development may not generate commensurate benefits. Given the fast pace with which AI technology has been and will continue to be developed, we may not be able to timely upgrade our data analytics and AI-based technologies, or the algorithm or engines required thereby in an efficient and cost-effective manner, or at all. New technologies in our industry could render the technologies and services that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenues and market share.

Our reliance on developer partners for AI product and system development is significant. If these third parties, or their critical staff members, are unable or unwilling to continue their cooperation with us, it could have a detrimental effect on our business.

The business model we have implemented depends upon our collaboration with our developer partners. We currently rely on one key developer partner, Tianjin Youfei Shuke Technology Group (“Youfei Shuke”), to develop AI-driven products applied to our contact center solutions and our BPO platform. Our partnership typically involves co-modeling and co-developing efforts based on our designs of the AI product and its expected application, and Youfei Shuke’s provision of basic AI infrastructure. For details, see “ITEM 4. Information of the Company—B. Business Overview—Major Supplier.” While we retain a significant level of control over the core technology involved and the development process, the heavy involvement of our developer partner and the technical staff Youfei Shuke provides means that our engagement with them may expose us to risks beyond our control. For instance, miscommunication between our technical team and that of Youfei Shuke could result in the developed software deviating from our original design, leading to functional discrepancies or unforeseen issues arising only in the later stages of a development process, or only during real-world application scenarios. In such circumstances, the resolution of these potential issues could cost us in extra expenses, resources and time. This could also jeopardize our research and development efforts, or could potentially harm the reputation of our brand, which may negatively impact our revenue and results of operations.

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

We engaged Youfei Shuke in three three-year service agreements in 2022. In 2025, we entered into 29 new one-year agreements with Youfei Shuke relating to general system developments, and, additionally, three individual one-year agreements were entered into for AI model training services, each tailored to a particular industry scenario for which a model will be applied. However, there is no assurance that we will continue to maintain our cooperation with Youfei Shuke after the term of the current agreements expire. Similar uncertainties may apply to our potential engagement with other developer partners in the future. However, as of the date of this annual report, we can provide no assurance that we will successfully enter into such engagements. Any such third-party developer partners will be subject to their own unique operational and financial risks, which will be beyond our control. If any such third-party developer partners fail to function properly or breach or terminate their cooperation with us, we must secure substitute developer partners to maintain our business. If we are unable to address these issues in a timely and cost-effective manner, our business, financial condition, and results of operations may be adversely affected.

We are in the highly competitive AI Contact Integrated Solutions Industry, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

The contact-center AI technology industry worldwide is competitive and rapidly evolving, with new companies increasingly joining the competition in recent years. AI products and service models in the industry are constantly evolving to adopt new technologies, improve cost efficiency, and meet customers’ rising expectations for more intelligent products. We compete with a value proposition centered on increasing customers’ profitability, enhancing managerial efficiency, and reducing agent mistakes in customers’ contact centers. These metrics are often influenced by factors such as AI efficiency, system integration abilities and industry experience. As of the date of this annual report, we believe that we are well-positioned to effectively compete in the AI contact-center solutions industry primarily due to (i) our AI technology; (ii) our professional knowledge base; (iii) our industry experience and client base; and (iv) our business model and product offerings. See “ITEM 4. Information of the Company—B. Business Overview—Competition.” Nonetheless, as advancement in AI technology is often accompanied by revolutionary effects on its application, sudden and intensive competition can take place unexpectedly in the future. The increased competition may lead to increased costs for customer acquisition and retention, which may result in reduced margins and a loss of market share for us. We compete with other competitors on the following bases:

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

We take steps to ensure that our proprietary solutions are not combined with, and do not incorporate, open-source software in ways that would require our proprietary solutions to be subject to many of the restrictions in an open-source license. However, the manner in which these licenses may be interpreted and enforced is subject to some uncertainty. Additionally, we rely on software programmers, including the technical staff of Youfei Shuke, to design our proprietary technologies, and although we take steps to prevent our programmers from including objectionable open-source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated such open-source software into our proprietary solutions and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open-source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations and prospects.

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

Alternatively, we may need to re-engineer our products or discontinue using portions of the functionality provided by our products. In addition, the terms of open-source software licenses may require us to provide software that we develop using such software to others on unfavorable terms, such as by precluding us from charging license fees, requiring us to disclose our source code, requiring us to license certain of our own source code under the terms of the applicable open-source license or requiring us to provide notice on our products using such code. Any such restriction on the use of our own software, or our inability to use open-source or third-party software, could result in disruptions to our business or operations, or delays in our development of future products or enhancements of our existing products, including the AI Assist software and the Helphub Crowdsourcing Platform (“Helphub”), which could impair our business.

Our business may rely on a primary supplier or a few customers that each account for more than 10% of our total purchases. Interruptions in operations in such major clients or supplier may have an adverse effect on our business, financial condition, and results of operations.

We rely on a few customers that each account for more than 10% of our total sales, who are all contact-center BPO companies for whom we provide our AI Assist product. For the fiscal year ended June 30, 2025, we had three significant customers, namely Beijing Baojiang Science and Technology Co., Ltd. (“Baojiang”), Shenyang Pengbosheng Network Technology Co., Ltd. (“Pengbosheng”), and Shenyang Blue Legend Information Technology Co., Ltd. (“Blue Legend”), which accounted for 27.5%, 25.8% and 16.2% of our total sales, respectively. For the fiscal year ended June 30, 2024, we had two significant customers, Baojiang and Pengbosheng, which accounted for 26.9% and 37.5% of our total sales, respectively. For the fiscal year ended June 30, 2023, we had two significant customers, Baojiang and Pengbosheng, which accounted for 28.4% and 46.3% of our total sales, respectively. No other customers accounted for more than 10% of our total sales during the fiscal years ended June 30, 2025, 2024, and 2023.

As an example of a typical transaction, in accordance with a System Information Technology Service Agreement dated February 1, 2022 between Baojiang and Helport Singapore, our Singapore operating entity, Helport Singapore is required to provide to Baojiang system functional modules for contact centers, as well as custom development and efficiency management services that accompany the modules. For details, see “ITEM 4. Information of the Company—B. Business Overview—The Business Model”. The final and billable service fees will be invoiced to Baojiang every month, and the invoiced amount shall be confirmed by Baojiang within three business days. The agreement includes a six-month trial period. If Baojiang decides to continue engaging Helport Singapore’s service after the trial period ends, the fees generated during the trial will become payable.

We also rely on Youfei Shuke as our provider of AI infrastructure and developer partner, who has been our primary technology supplier for the fiscal years ended June 30, 2025, 2024, and 2023. Our partnership typically involves co-modeling and co-developing efforts based on our designs of the AI product and its expected application, and Youfei Shuke’s provision of AI infrastructure. In the fiscal year ended June 30, 2025, there were 29 service agreements between Youfei Shuke and Helport Singapore, all of which relate to the development of AI-driven products designed to enhance our existing products and systems.

Since Youfei Shuke is our primary supplier, our engagement with it may expose us to risks beyond our control. There is the risk that Youfei Shuke may breach or terminate its contracts with us or experience significant disruptions to its operations, causing our contractual relationship to end with little or no prior notice. Since we retain significant control over the development process and the core technology involved, disruptions to our business operations and development efforts in such circumstances would be limited to some extent. However, the heavy involvement of Youfei Shuke in our research and development (“R&D”) projects as our developer partner, including the technical staff they provide, means that in the event Youfei Shuke disengages from us, we would need to find other technology suppliers as a substitute. If we cannot immediately engage alternative suppliers capable of providing and substituting all of Youfei Shuke’s functions after its potential disengagement, the process of our product development efforts could be delayed, disrupted, or even discontinued. This could render us less competitive and potentially reduce our market share and revenue. As a result, we are actively communicating with other capable suppliers with a view to diversifying our supply source.

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

As a product for assisting contact-center agents, AI Assist only collects data from the contact center operating agents but does not collect any data from consumers who engage with the agents. Typically, the product collects data on agents’ operational activities, such as the actions they take and the length and frequency of call, and agents’ basic information, such as their name and contacts. These are common data collected for the type of business we are engaged in. Because AI Assist is installed on our customers’ own cloud database, the data collected by our product is stored on our customers’ cloud database. Our access to customers’ systems is limited, and we have no access to any of their operational data and confidential information. As a result, we do not store any customer or agent data. Data of contact center conversations is transmitted directly to providers of Automatic Speech Recognition technology such as AWS. Our technical staff in charge of assisting customers to build our AI technology into their system only operate on the premises of the customers and on their computer systems. For details, see “ITEM 4. Information of the Company—B. Business Overview—Data Privacy and Security.”

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

The legislative and regulatory landscape for data privacy and security continues to evolve in jurisdictions worldwide, with an increasing focus on privacy and data protection issues with the potential to affect our business. In the United States, such privacy and data security laws and regulations include federal laws and regulations such as the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act (“CANPAM Act”), the Telephone Consumer Protection Act, the Do-Not-Call Implementation Act, and rules and regulations promulgated under the authority of the Federal Trade Commission and state laws like the California Consumer Privacy Act (“CCPA”) and the varying data breach notification laws that have been enacted in all 50 U.S. states and the District of Columbia. Further, there currently are a number of additional proposals related to data privacy or security pending before federal, state, and foreign legislative and regulatory bodies, including in a number of U.S. states considering consumer protection laws similar to the CCPA. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, and in June 2021, Colorado passed the Colorado Privacy Act, both of which are comprehensive privacy statutes that share similarities with the CCPA and CPRA and became effective on January 1, 2023 and July 1, 2023, respectively. Such legislation may add complexity, variation in requirements, restrictions, and potential legal risk, require additional investment in resources to compliance programs, may also impact strategies and availability of previously useful data, and could result in increased compliance costs and/or changes in business practices and policies.

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

The proper functioning of our technology and analytics systems and platforms, such as the AI Assist software, Helphub, and the Gateways that allow our data to seamlessly flow to our customers’ systems, is essential to improve the efficiency of our administrative processes and product publishing services. See “ITEM 4. Information of the Company—B. Business Overview—The Business Model.” The satisfactory performance, reliability, and availability of our information technology systems are critical to our ability to maintain efficient and well-functioning contact centers for our customers and our own BPO platform, as these factors affect the ability of our software and platform to analyze user data in order to better understand both contact center interactions and platform user needs. Our technology or infrastructure, however, may not function properly at all times. Any system interruptions caused by computer viruses, hacking, or other attempts to harm the systems could result in the unavailability or a slowdown of our system or platforms and compromise the quality of the AI assistance services provided thereon. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, which could lead to system interruptions, software slowdown or unavailability, or loss of data. Any of such occurrences could cause severe disruption to the operational functioning of our software products. As such, our reputation may be materially and adversely affected, our market share could decline, and we could be subject to liability claims.

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

Our business has grown substantially since our inception, and we expect it to continue to grow in terms of scale and diversity of operations. While our customers are currently mostly located in the PRC, we have engaged customers in the U.S. and Southeast Asia. This expansion increases the complexity of our operations and may cause strain on our managerial, operational, and financial resources. We must continue to hire, train, and effectively manage new employees. In the event that our new hires fail to perform as expected, or if we fail to hire, train, manage, and integrate new employees, our business, financial condition, and results of operations may be materially adversely affected. The expansion of our services will also require us to maintain consistency in the quality of our services so that our market reputation is not damaged by any deviations in quality, whether actual or perceived.

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

As of the date of this annual report, we own one domain name, Helport.ai. As of the date of this annual report, we have two pending patent applications in Singapore, which are currently awaiting approval from the authorities. We regard our intellectual property as important to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-disclosure agreements, to protect our proprietary rights. For details, please see “ITEM 4. Information of the Company—B. Business Overview—Intellectual Property.”

Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Since our customers are currently mainly located in the PRC, we are also in the process of applying for patents in the PRC to protect our technological achievements. However, maintaining and enforcing intellectual property rights may be difficult in the PRC. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment, and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. In addition, we may face challenges when defending our intellectual property rights outside Singapore and the PRC. We plan to expand our businesses to other markets across the globe, including, but not limited to, North America and Southeast Asia, and the process for applying for and registering intellectual property rights varies within each jurisdiction. We may not be able to timely protect our intellectual property rights in these jurisdictions if the expansion of our operations and ensuing intellectual property right infringements take place before we have managed to register our intellectual property rights. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in all jurisdictions.

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

Our business may be negatively impacted by the fear of, exposure to, or actual effects of a disease outbreak, epidemic, pandemic, or similar widespread public health concern, including travel restrictions or recommendations or mandates from governmental authorities as a result of the COVID-19 pandemic, the threat of the virus, or the emergence of any variants. During the fiscal year ended June 30, 2022, our business was moderately impacted by the COVID-19 pandemic. Our revenue is mainly generated in the PRC, and in March 2022, a new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, or travel restrictions was imposed upon different provinces or cities in China by the relevant local government authorities. Due to these restrictions, the billable number of contact center seats employed by our customers using our AI Assist product was reduced, causing a reduction in our revenue. Since the end of 2022, the Chinese government has lifted the COVID-19 restrictions, and we gradually recovered from the negative impact of the COVID-19 pandemic on our results of operations. During the fiscal year ended June 30, 2023, our business was moderately impacted by the COVID-19 pandemic. During the fiscal years ended June 30, 2025 and 2024, our business was no longer impacted by the COVID-19 pandemic. However, there is no assurance that a disease outbreak, such as COVID-19 and any similar diseases or natural disasters will not occur in the future. The extent to which diseases or natural disasters may impact us in the future will depend on future developments, which are highly uncertain and cannot be predicted, including the duration, severity, and the recurrence of any such disease outbreaks,natural disasters,  the effectiveness of mitigation strategies, and third-party actions taken to contain their spread and mitigate their public health effects. Any of these factors may materially and adversely affect our business, financial condition, and results of operations.

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

In preparing our consolidated financial statements as of and for the fiscal year ended June 30, 2025, we and our independent registered public accounting firm have not identified any material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. In reaching this conclusion, our management has taken into account various factors, including that we have recruited financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, that we have hired independent directors with financial expertise, and that we have established a competent audit committee.

Helport AI is subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires that Helport AI include a report from management on the effectiveness of Helport AI’s internal control over financial reporting in Helport AI’s annual report on Form 20-F beginning with Helport AI’s second annual report on Form 20-F after becoming a public company. In addition, once Helport AI ceases to be an “emerging growth company,” as defined in the JOBS Act, Helport AI’s independent registered public accounting firm must attest to and report on the effectiveness of Helport AI’s internal control over financial reporting. Moreover, even if Helport AI’s management concludes that Helport AI’s internal control over financial reporting is effective, Helport AI’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with Helport AI’s internal controls or the level at which Helport AI’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from Helport AI. In addition, Helport AI’s reporting obligations may place a significant strain on Helport AI’s management, operational and financial resources and systems for the foreseeable future. Helport AI may be unable to timely complete its evaluation testing and any required remediation.

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

The price of our Ordinary Shares may fluctuate significantly due to the general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, Helport AI’s general business condition and the release of its financial reports. Additionally, if our Ordinary Shares become delisted from Nasdaq, the liquidity and price of our securities may be more limited than if we were listed on Nasdaq or another national securities exchange. The lack of an active market may impair your ability to sell your Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling securities and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

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

Our U.S. shareholders may suffer adverse tax consequences if Helport AI is classified as a “passive foreign investment company.”

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of Helport and its subsidiaries and certain factual assumptions, Helport does not expect to be treated as a PFIC for the taxable year ending December 31, 2025. Because the value of its gross assets is likely to be determined in part by reference to its market capitalization, a decline in the value of our Ordinary Shares may result in Helport becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “ITEM 10. Additional Information — E. Taxation”) holds its Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them. See “ITEM 10. Additional Information — E. Taxation.”

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

On August 2, 2024, the parties consummated the Business Combination (the “Closing Date”).

B. Business Overview

Overview

We are an AI technology company dual-headquartered in Singapore and San Diego, California, U.S. We are committed to assisting enterprises in accelerating sales growth and improving customer satisfaction through cutting-edge AI-powered customer engagement. Our proprietary offering, Helport AI Assist software (“AI Assist”), offers real-time intelligent guidance for customer engagement professionals in business settings. In addition, we provide AI+BPO (Business Process Outsourcing) services to facilitate customer engagement, assisting our clients in achieving optimal sales performance and cost reduction.

For the fiscal year ended June 30, 2025, we introduced new product offerings to further expand our portfolio of AI-driven solutions. “HelportGo”, is our flagship mobile application designed to improve productivity for on-the-go professionals. Extending enterprise-grade AI capabilities directly to individual users on demand, HelportGo is designed to offer immediate, transformative call assistance to facilitate conversion into structured, actionable business intelligence.

“Helport Remote”, the second product we introduced in 2025, is a workforce monitoring and management tool designed to support the evolving needs of remote contact centers. Engineered specifically for large-scale, multinational contact center operations, Helport Remote aims to empower management teams to achieve greater visibility, control, compliance, and efficiency in an increasingly decentralized workforce environment.

Finally, we are introducing “HyperX”, a digital, autonomous agent platform that transforms enterprise knowledge into action. Trained on companies’ proprietary data, HyperX enables one-click deployment of digital, expert AI agents capable of understanding complex operations, executing tasks, and interacting with users across digital environments.

“AI Assist” is software that targets professionals as its users, which include enterprises’ customer contact center representatives as well as other sales professionals, such as real estate sales brokers, insurance sales brokers, and mortgage sales brokers, etc. AI Assist features four primary functions, including “Agent Assistant”, “QA Assistant”, “Supervisor Assistant”, and “Knowledge Base Assistant”. “Agent Assistant” is a feature that provides real-time speech guidance to customer engagement agents and professionals. It also has features such as flexible learning, training, testing, and certification, designed to shorten the training time of newly hired customer engagement agents and reduce enterprises’ costs of training and hiring customer engagement staff. The “QA Assistant” feature ensures that the agents’ conversations with customers are legally compliant and conform to internal company standards, while also providing real-time alerts for non-compliant situations and suggestions for remedial corrections for the agents. The “Supervisor Assistant” function offers supervisors with real-time, quantitative visibility of all team members. The “Knowledge Base Assistant” function enables rapid construction of knowledge bases (utilizing large language models) and the continuous upgrading of such knowledge bases, which is one of our key capabilities for AI training and labeling. With these functions, we believe that AI Assist is an all-in-one tool that helps companies enhance customer engagement efficiency and can assist them in their efforts to achieve exceptional sales performance.

For clients in need of customer engagement professionals, we offer our AI+BPO service, which combines AI software with customer contact agents. With this offering, we provide customer contact agents who utilize our AI Assist software to perform their tasks. In this way, we help clients enjoy flexible, outsourced professional services while showcasing the efficacy of our AI software. Our AI technology and digital platform enable real-time remote monitoring of the customer engagement professionals, compliance and quality checks of their work, and knowledge base construction to facilitate customer engagement. Our AI+BPO offering is designed for reducing agent training time while accelerating AI deployment and delivering higher operational and economic efficiency.

We have also made progress on “Helphub”, which is an AI integrated contact center BPO platform that serves both companies providing and seeking BPO services. Helphub is a crowdsourcing digital platform for contact center operations, providing enterprise clients with the flexibility to post tasks/jobs on Helphub and monitor the execution process anytime and anywhere. BPO providers, on the other hand, can view and take on projects that fit their expertise, while benefiting from AI-assisted management software. Helphub aims to address the challenges faced by companies as they scale, such as longer training cycles, lack of agent proficiency, and talent shortages. We are continuously refining Helphub across key strategic pillars—including target customer segmentation, quality management methodologies, and partnership models—to lay a foundation for its commercial scaling.

For the fiscal year ended June 30, 2025, we had revenue of $34.9 million, and net income of $1.9 million. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 99.4% for the fiscal year ended June 30, 2025. For the fiscal year ended June 30, 2024, we had revenue of $29.5 million, and net income of $7.37 million. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 100% for the fiscal year ended June 30, 2024. For the fiscal years ended June 30, 2023, we had revenue of $12.73 million and net income of $4.81 million. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 99.70% for the fiscal years ended June 30, 2023 and the revenue generated from medical consulting service contributed 0.30%. The medical consulting business was discontinued after January 2023. We started providing AI service when we launched our key Software as a Service (“SaaS”) product, AI Assist, in April 2022, which has become our business focus ever since. For the fiscal years ended June 30, 2025, the revenue generated from AI+BPO was $0.2 million. For the fiscal years ended June 30, 2024, and 2023, we did not generate any revenue from AI+BPO.

Competitive Strengths

We believe that the following competitive strengths are essential for our success and differentiate us from our competitors:

Artificial Intelligence Technology

We apply operations research theory and AI technology to create intelligent algorithms and tools underlying the functions of AI Assist, including Agent Assistant, Supervisor Assistant, QA Assistant, and Knowledge Base Assistant. These functions allow for real-time communication assistance, real-time sales guidance, intelligent visibility of agent performance, and fast knowledge-base configuration. For instance, AI Assist can steer customer contact agents through their customer interactions, furnish them with industry-specific insights, offer tailored script prompts, and oversee adherence to standard procedures and regulations. Our AI software is designed to enhance the efficiency of enterprise-customer communications and the overall customer experience by bolstering agent performance.

Our products have self-learning capabilities, allowing them to continuously adjust and optimize based on user behaviors and new data. The system automatically verifies and annotates the AI-generated responses according to the customer representatives’ adoption rate. Furthermore, the system assesses the efficacy of the generated responses by taking into account metrics such as call duration, customer sentiment, order success status, and additional relevant indicators. Consequently, it continually refines the quality of the responses it generates. Quality control involves monitoring accuracy through a combination of software analysis and human review, focusing on metrics such as quality assurance accuracy and knowledge base response accuracy. These metrics are usually kept at a level of more than 90% accuracy for the models. If these metrics fall below expected values, algorithm engineers and knowledge base operations personnel adjust rules, annotations, and other aspects to optimize the model. Our algorithm engineers possess expertise in data structures and foundational algorithms and are skilled in versatile high-level programming languages like C++ and Python. They are adept at coding and have a deep understanding of Natural Language Processing (“NLP”)1 and associated algorithms and technologies, including the training of large-language models. Our knowledge base operations team, equipped with an understanding of AI technology and relevant domain industry expertise, can tailor prompt strategies for our models to meet specific customer needs and satisfy the quality requirements of AI-generated outputs. Typically, the initial deployment of AI Assist spans from one week to one month, with optimization sessions performed throughout this period to train the AI and improve performance.

Unique AI training and Labeling Capabilities

We have built a specialized team with deep expertise in AI training and calibration. Leveraging large language model technology, we developed a proprietary toolkit, “KnowForge,” which enhances our AI training capabilities, enabling us to quickly and accurately construct custom business knowledge bases for clients and perform high-efficiency AI calibration using real operational data. The result is a reduction in both AI deployment timelines and training costs, forming what we believe is a core competitive advantage.

Drawing on the industry experience and expertise of our founding team, we have developed more than 100 sets of dialog libraries, quality control knowledge bases, algorithm models, and training tools. These cover real-world scenarios such as credit card installment billing services, debt collection, insurance product sales, education company class scheduling, new customer acquisition, and more.

We refine our AI models with industry-specific practices and knowledge derived from our professional team’s extensive client engagements across various sectors. Our AI models are designed to be versatile and applicable to a wide range of industry needs. By contrast, new AI companies may face challenges in effectively training their AI models due to limited industry exposure, a scarcity of scenario-specific expertise and data, and the absence of a comprehensive domain knowledge base. These limitations can act as significant barriers to entry for new market entrants and emerging AI firms, leading to increased costs associated with resource allocation, market exploration, and the protracted trial-and-error phase.

[1]	NLP is a machine learning technology that gives computers the ability to interpret, manipulate, and comprehend human language.

Strong Business Model and Products

We achieved profitability in the fiscal years ended June 30, 2025, 2024, and 2023. For the fiscal year ended June 30, 2025, we had revenue of $34.86 million, and net income of $1.86 million. For the fiscal year ended June 30, 2024, we had revenue of $29.58 million, and net income of $7.37 million. For the fiscal year ended June 30, 2023, we had revenue of $12.73 million, and net income of $4.81 million. We believe that our ability to achieve profitability and continuous growth demonstrates our strong business model.

We have developed SaaS products specifically tailored to customer interaction based on years of customer service experience and data accumulated by Helport and its team members. These products include CTI gateways, AI gateways, and CRM gateways through iterative refinement based on real-world implementations across various sectors.

A gateway is essential for facilitating data exchange between different devices, networks, or systems that may use different protocols or languages. Our proprietary gateways are designed to integrate seamlessly with a variety of software, hardware, and enterprise databases for swift deployment of AI Assist within our clients’ systems, enabling data exchange, reducing data transmission lags, minimizing device memory usage, and lowering computational power consumption. By doing so, we aim to enhance the customer experience while keeping product deployment costs to a minimum.

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

Prioritize the North American and Southeast Asian markets as engines for rapid growth.

The North American market is the largest customer contact market globally and exhibits a high propensity to embrace AI solutions. Despite this, the adoption rate of AI-driven customer contact assistants remains low, which suggests a substantial opportunity for Helport AI. As newcomers to this market, we are concentrating on verticals with substantial user bases, including insurance sales, real estate brokerage, and mortgage lending intermediation. In addition to providing AI software, we also provide AI+BPO services to some of these clients. We aim to expand in these sectors by forming strategic alliances with major platform enterprises and key players within the selected industries.

Southeast Asia is another key growth engine for our business. Since opening our Philippines office in January 2025, our operations have expanded, driven largely by demand from customers in the consumer financing space. The Philippines represents a global hub for BPO contact center services and is now home to our “Global Center of Excellence for AI Training and Operations,” which houses our expanding AI+BPO operations. Other countries in this region also offer promising markets for future growth, with large numbers of young, working age people and economic policies that encourage the establishment of businesses that offer job opportunities and technological innovation.

The global advancement in artificial general intelligence technology is fueling growing demand for AI-powered customer service across both North American and Southeast Asian markets, creating opportunities for Helport AI. We anticipate that our dual-model strategy, offering both AI SaaS and AI+BPO solutions, positions us to capitalize on this momentum.

Partner with BPO contact centers around the world to expand in scale.

BPO customer contact centers are another target customer base of ours, particularly BPO operators with a significant volume of outbound telesales operations, that have the need to increase sales revenue, improve work efficiency, and reduce costs. We are endeavoring to forge strategic partnerships with such BPO companies, aiming to both provide them with access to our software products and encourage them to become our sales affiliates.

We believe collaborating with BPO companies will be instrumental in bridging the U.S. and Southeast Asian markets through our “AI + BPO” model, thereby maximizing synergies and enhancing our competitive differentiation. By means of such strategic alliances we hope to leverage the strengths of both parties while paving the way for further innovative solutions that may improve operational and cost efficiencies.

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

Direct Online Promotion/Search Engine Optimization (SEO)

We began online promotional campaigns for our AI software and AI+BPO solutions in calendar year 2025. By employing internet marketing strategies, such as search engine optimization for relevant keywords and strategic banner advertising, we aim to enhance the exposure of our products, generate a higher volume of leads, and thereby expedite our business growth.

As of the date of this annual report, we have leased offices in Southeast Asia and North America, and have employees based in Singapore, the Philippines, China, and the U.S. to pursue the foregoing growth strategies, however, there is no assurance that these goals will be accomplished as anticipated on the anticipated timeframes.

The Business Model

As an AI technology company, we specialize in delivering intelligent software and services designed to enhance customer engagement, boost work efficiency, and optimize sales performance. Our core offerings comprise AI software and AI+BPO services. During the fiscal year 2023, we also offered medical consulting services, which accounted for 3.80% of our annual revenue. However, we discontinued medical consulting services as of January 2023.

AI Assist

AI Assist is an intelligent product designed for contact center management and customer service assistance. It serves as a multifaceted marketing and sales tool, incorporating essential features for online personnel management, AI-driven quality inspection, process navigation, intelligent knowledge base construction, data monitoring, and outbound marketing calls. AI Assist harnesses the power of Real-Time Communication (RTC) to efficiently manage various dimensions of contact center operations. This includes online agent monitoring, marketing process control, AI-driven quality inspection, and real-time data visualization. This comprehensive approach is designed to enhance managerial efficiency and standardize operations. AI Assist also empowers agents with quick access to common process nodes, scripted dialogues, and real-time alerts and guidance. This streamlined approach allows agents to focus on their tasks, enabling efficient workflow. AI Assist’s real-time monitoring and listening capabilities provide insights into each agent’s performance. AI Assist is designed to enhance user experience by using an industry client portal adaptable to all operating environments. This ensures a seamless transition for clients while providing an unchanged, intuitive experience. Additionally, AI Assist offers a suite of intelligent services aimed at expediting business processes, boosting revenue, improving quality control, and reducing overall workload.

The following are descriptions of the four primary functions of AI Assist, accompanied by snapshots of the respective functions.

●	Agent Assistant

Agent Assistant provides real-time guidance and real-time alerts to contact center agents. It also has features, such as AI speech recognition and speech navigation, which can help agents better understand customer needs. Agent Assistant directs and supervises the complete agent workflow, delivering real-time prompts derived from best practices, standardized processes, and compliance standards. Agents follow these prompts and scripts, ensuring customer communications are conducted in an efficient and effective manner.

In 2025, we have enhanced the “call summary” feature to help agents review conversations and support structured self-learning and correction. It also allows them to easily send custom-formatted summaries via email or SMS, boosting both operational efficiency and customer satisfaction.

●	QA Assistant

QA Assistant provides real-time alerts and feedback on compliance. It also provides intelligent monitoring of agent behaviors and QA reporting. When an agent deviates from the prescribed process or fails to meet compliance requirements, QA Assistant promptly issues reminders to the agent and notifies the supervisor accordingly. Additionally, it offers recovery solutions for both agents and supervisors to mitigate potential losses and correct mistakes in real-time.

Our AI technology and services are deployed in highly regulated industries such as consumer financing/debt collection, insurance, and banking, making compliance a critical factor for our clients. As such, our QA Assistant can help improve compliance and reduce liability for customer contact agents and operators. We now offer this QA function as a standalone solution to improve inspection accuracy and efficiency while reducing headcount and labor costs for QA teams.

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

●	KnowForge

KnowForge is our enterprise “knowledge factory” that turns documents, transcripts, call/video recordings, and web content into a knowledge base used to power AI assistants and agent workflows. This tool is designed to deliver fast, consistent answers with source visibility, supporting guided workflows for new or non-expert users, and scales across teams and languages. KnowForge may reduce manual curation of materials and client onboarding time, improving AI accuracy and compliance, while lowering operating costs, enabling the efficient deployment of AI-driven solutions.

KnowForge Snapshot

Services and Operational Flow

We provide tailored AI contact center services to our enterprise users through our core product AI Assist, which includes specific functions such as agent assistance, QA assistance, supervisor assistance, and knowledge base assistance. Below is our operational flow chart that describes our flow of AI Assist services and operations for clients, with the entire process typically spanning from one to eight weeks. The customary implementation time-frame for a cloud-based platform takes one week, while private deployment requires four to eight weeks.

●

Pre-sales technical communication

The pre-sales technical communication includes discussion on product functionality, business impact, operational demonstrations, implementation feasibility assessment, and quotation proposals.

●

Deployment kick-off – private deployment or cloud deployment

During this stage, we discuss implementation plans with customers. We design technical solutions for product implementation based on customer requirements; this could involve public cloud, hybrid cloud, or private deployment. Private deployment means AI Assist will be deployed locally in a customer’s contact center environment without using cloud servers. Cloud deployment means AI Assist will be deployed using cloud servers.

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

AI+BPO

Launched in July 2024, our AI+BPO service offering is an AI-powered BPO service for customer contact, designed to maximize the effective utilization of our AI Assist product. For clients in need of customer engagement professionals, we offer our AI Assist product, coupled with customer contact agents. Using this model, we are able to provide our customers with a flexible solution that quickly demonstrates the efficacy of our AI software in actual customer-driven jobs/scenarios. In such outsourced business processes, our AI technology and digital platform enable real-time remote monitoring of the customer engagement professionals, compliance and quality checks of their work, and knowledge base construction to facilitate customer engagement, thereby ensuring and improving the quality of work of such outsourced professionals.

Revenue and Pricing Model

As of the date of this annual report, our primary source of revenue is generated by AI services derived from the sale of AI Assist software, which accounted for revenue of approximately $34.6 million, or 99.4% of total revenue for the fiscal year ended June 30, 2025. Our new AI+BPO service generated revenue of approximately $212,600 (0.6% of total revenue) for the same period.

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

AI+BPO

In addition to AI Assist, we also provide AI+BPO service. For clients in need of customer engagement professionals, we offer our AI Assist product coupled with customer contact agents. Using this model, we are able to provide our customers with a flexible solution that quickly demonstrates the efficacy of our AI software in actual customer-driven jobs/scenarios. Our AI technology and digital platform enable real-time remote monitoring of the customer engagement professionals, compliance and quality checks of their work, and knowledge base construction to facilitate customer engagement, thereby ensuring and improving the quality of work of the customer contact agents.

For the fiscal year ended June 30, 2025, we had revenue of $34.86 million, and net income of $1.86 million. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 100% for the fiscal year ended June 30, 2025. For the fiscal year ended June 30, 2024, we had revenue of $29.58 million, and net income of $7.37 million. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 100% for the fiscal year ended June 30, 2024. For the fiscal year ended June 30, 2023, we had revenue of $12.73 million and net income of $4.81 million. Among our revenue sources, the revenue generated from AI services contributed 99.70% of our revenue for the fiscal year ended June 30, 2023, and the revenue generated from medical consulting service contributed 0.30% for the same period.

Data Privacy and Security

Helport’s AI products are deployed within the client’s exclusive IT environment and cloud infrastructure. User data, along with operational data from the contact center, is stored exclusively on the client’s servers and storage devices, and is accessible only by client’s staff. We do not access or store sensitive data beyond the client’s private environments. Certain data, such as voice stream data, requires transmission to the public cloud for voice recognition and text conversion. This data is strictly confined to the exchange between the client’s IT system and its public cloud, and we are not involved in the process. When our customer support staff operates on the client’s premises, they may engage with sensitive client data under the close supervision of client staff and, under such circumstances, support staff are required to strictly adhere to our security and privacy agreements with such clients.

Meanwhile, in order to ensure data security and compliance when clients use Helport AI products, we require all of our technology development and implementation service providers to possess high-level, client-recognized data security qualifications.

Major Supplier

To expedite the product development cycle and manage R&D costs, we rely on third-party R&D providers. Among them, we recognize Youfei Shuke as our supplier, for accounting purposes. While we recognize other third-party providers as R&D expenses, since their services have not yet reached the requirements to be classified as assets or costs supportive to generate revenue, they are not shown as suppliers in this section. We engage in collaborative development for AI training models and our products with Youfei Shuke, which also provides AI operation services to us.

For the AI operation services, Youfei Shuke entered into an AI Operation Service Agreement with us. The AI operation services include AI environment setup, knowledge base setup, and product enhancement. Youfei Shuke will provide AI operation service, ensure normal and stable operation of the system, and provide technical support, but it will not intervene in any transactions with users or assume any transaction responsibilities. The operation service fee is reconciled on a quarterly basis. Youfei Shuke and we have confidentiality obligations to each other. If either party breaches the agreement, the breaching party shall be liable for compensation and any related expenses, and the non-breaching party can immediately terminate the contract. The contract is valid for one year and will be automatically renewed for an additional year if either party fails to send a written notice of termination within 60 days before the expiration of the term, and the extension can be repeated indefinitely. The contract term was from the original term of January 1, 2025 to December 31, 2025.

In fiscal year ended June 30, 2025, for AI training service, Youfei Shuke entered into three AI training service agreements with us. We outsourced several development tasks to Youfei Shuke to train and develop small models applicable to different industries, improving the applicability and accuracy of AI technology. We provide business scenario requirements, while Youfei Shuke provides models, related development personnel, and underlying AI capabilities. We own intellectual property rights of the models developed. Both parties have confidentiality obligations. If either party breaches the agreement, the breaching party is liable for compensation and any related expenses, and the non-breaching party can immediately terminate the contract.

In fiscal year ended June 30, 2025, another research and development effort of the company focused on improving the fine-tuning capabilities of our large AI models, enabling them to adapt more rapidly to diverse application scenarios. Continuous feedback collection and iterative upgrades were integral parts of this development process. The development was outsourced to Youfei Shuke for ongoing updates and continuous development of products and systems. We provide business scenario requirements, while Youfei Shuke provides related development personnel, and underlying AI capabilities. We own intellectual property rights of the development. Both parties have confidentiality obligations. If either party breaches the agreement, the breaching party is liable for compensation and any related expenses, and the non-breaching party can immediately terminate the contract.

Because we do not have an operating entity or office in the PRC, and for ease and timely performance of rights and obligations, we have an Agreement of Authorization for Payment with Xinsheng, who will make payments on behalf of us to Youfei Shuke. See “ITEM 3. Key Information—D. Risk Factors—Risks Related to Helport Doing Business in the PRC—Each of our customers and suppliers has entered into an Authorization for Payment Agreement with our Singapore and U.S. operating entity and a third- party agent. Our financial condition and liquidity position may be subject to credit risks of the third-party agent.”

Below are the lists of our supplier for the fiscal years ended June 30, 2025, 2024, and 2023.

●	Fiscal year ended June 30, 2025

Supplier	Purchase Amount (USD); Percentage	Major Contract Terms
Youfei Shuke	$31.017,078.80; 99.9%

AI Operation Service Agreement:

Youfei Shuke provides AI operation service to us. The contract term was from January 1, 2025 to December 31, 2025, and was extended to December 31, 2026 by automatic renewal.

Software Asset Development Agreement：

Software assets that support the operation of revenue-generating products and services. We entered into five of such agreements with Youfei Shuke from July 2024 to June 2025. The contract terms are generally within one year and the agreements do not contain renewal provisions.

Youfei Shuke

AI Training Service Agreements:

We entered into three of such agreements with Youfei Shuke from July 2024 to June 2025. Youfei Shuke provided training, generation, updating, and data annotation services for our AI models applied to three various industries settings and scenarios. The contract terms are generally for one year from the effective date and require delivery within 6 months. The agreements do not contain renewal provisions.

Youfei Shuke

Information System Development Agreements

We entered into 21 of such agreements with Youfei Shuke from July 2024 to June 2025. Youfei Shuke was responsible for development, testing, and ultimately delivering a system product that would meet the contractual requirements. The contract terms are generally within one year and the agreements do not contain renewal provisions.

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

Youfei Shuke

AI Training Service Agreements:

We entered into 13 of such agreements with Youfei Shuke from January 2024 to June 2024. Youfei Shuke provided training, generation, updating, and data annotation services for our AI models applied to 13 various industries settings and scenarios. The contract terms are generally for one year from the effective date and require delivery within 6 months.

Youfei Shuke

Information System Development Agreements

We entered into seven of such agreements with Youfei Shuke from January 2024 to June 2024. Youfei Shuke was responsible for requirements analysis, system design, development, testing, and ultimately delivering a system product that would meet the contractual requirements.

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

The major factors that we evaluate when selecting suppliers are their industry experience, fee quotes, easiness of communication, and payment terms. We selected Youfei Shuke as our supplier by a comprehensive evaluation of products, services, and settlement. We maintain a long-term partnership with our supplier and rarely change it. See “ITEM 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business may rely on a primary supplier or a few customers that account for more than 10% of our total purchases. Any interruption in operations in such major clients or suppliers may have an adverse effect on our business, financial condition, and results of operations.”

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

Typically, we engage partnerships with enterprise clients and BPO clients via system information technology service agreements. These agreements are meant for enterprises and BPO companies aiming to enhance the automation capability and productivity of contact centers. The term of these agreements is 1 year, and if either party fails to give written notice of termination of these agreements to the other party within 60 days prior to the expiration of the term, the term of the agreements shall be automatically extended for 1 year, with no limit on the number of extensions. Because we do not have operating entity or office in the PRC and for the ease and timely performance of rights and obligations, we have a Delegated Payment Agreement with Xinsheng, which will collect payments on behalf of us from our customers. Upon the completion of the delegated collection of payment by Xinsheng, we will pay Xinsheng a service fee of 2% of the total payment amount.

During the fiscal years ended June 30, 2025, 2024, and 2023, we had 28, nine, and five customers, respectively. Our top five customers for the fiscal years ended June 30, 2025, 2024, and 2023 were all BPO companies.

For the fiscal year ended June 30, 2025, our top three customers, Baojiang, Pengbosheng, and Blue Legend represented approximately 27.5%, 25.8%, and 16.2% of our total revenue, respectively.

For the fiscal year ended June 30, 2024, our top two customers, Pengbosheng and Baojiang, represented approximately 37.5% and 26.9% of our total revenue, respectively.

For the fiscal year ended June 30, 2023, our top two customers, Pengbosheng and Baojiang, represented approximately 46.3% and 28.4% of our total revenue, respectively.

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

Employees

We had 348, 52, and 23 employees as of June 30, 2025, 2024, and 2023, respectively. Specifically, we had two founders, 302 full-time employees, nine consultants, eight interns and 26 outsourced technology staff members as of June 30, 2025; five founders, 10 full-time employees, two consultants, 10 interns and 25 outsourced technology staff members as of June 30, 2024; and five founders, one full-time employee, three consultants, and 14 outsourced technology staff as of June 30, 2023. Helport manages and oversees the outsourced technology team, and is responsible for product planning, requirements, and the research and development of core algorithms. The following tables set forth the detailed number of our employees in the past three fiscal years, respectively:

Function	Number of Employees as of June 30, 2025	Number of Employees as of June 30, 2024	Number of Employees as of June 30, 2023
Operation	16	6	2
Management	6	4	1
Research and Development*	58	35	18
Sales and Marketing	16	7	2
Deployment/BPO Support	252
Total	348	52	23

*	This number includes our outsourced technology staff.

Our full-time employees typically enter into standard employment contracts with us. As of the date of this annual report, we have 272 employees employed by Helport Singapore based in the Philippines, six employees employed by Helport Singapore based in Singapore, 15 employees employed by Helport Singapore based in the PRC, two employees employed by Helport AI Limited, and 27 employees employed by Helport AI, Inc primarily based in the U.S.

As provided under Singapore’s laws and regulations, employees working in Singapore and who are either Singapore citizens or Singapore permanent residents are, along with their employer, required to contribute to the Central Provident Fund (“CPF”). The CPF is a mandatory social security savings scheme funded by contributions from employers and employees in Singapore. As of the date of this annual report, Helport Singapore has paid all due CPF contributions in respect of its employees based in Singapore, except for the June 2025 contribution, which was paid on July 25, 2025, as required under Singaporean laws and regulations. Helport Singapore is not required to pay CPF contributions in respect of its employees based in the Philippines.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Insurance

As of the date of this annual report, we have maintained director liability insurance since August 2, 2024, Helport Singapore has purchased employee health insurance for our full-time employees in Singapore, and Helport U.S. has purchased Business Owner Policy, which protects its business from risks such as property damage, liability claims, and business interruptions. Helport U.S. has also purchased workers’ compensation insurance, which covers work-related injuries or illnesses of employees.

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

Property

As of the date of this annual report, we lease six offices which are located in Singapore, the Philippines, the U.S., Thailand, Indonesia, and Mexico, with an aggregate gross floor area of approximately 35,559 square feet. The areas of the leased premises are based on the figures specified in the corresponding lease agreements or estimated based on the actual usage area of shared office spaces. The following table shows notable information for the properties we lease as of the date of this annual report:

Location	Area (Square Feet)	Current Use	Term of Use	Annual Rent
9 Temasek Boulevard #07-00 Suntec Tower Two Singapore (038989)	753	Office	March 28, 2025 to April 15, 2026	SGD 68,670
23rd Floor Office A and Office B, IBM Plaza Building, Eastwood City Cyberpark, 188 E. Rodriguez Jr. Avenue, Bagumbayan, Quezon City, Philippines	14,316	Office	February 16, 2025 to October 15, 2030	Average PHP 5.93m
9171 Towne Centre Dr., Ste 335, San Diego, CA 92122, United States	3,326	Office	October 1, 2024 to September 30, 2029	Average USD 142,000
66 Tower, Level 24, Unit 2402-2404, 2556 Sukhumvit Rd, Bang Na Nuea, Bang Na, Bangkok 10260	5,253	Office	September 1, 2025 until August 31, 2028	THB 3.81m
Jl. Kyai Tapa No.1, RT.10/RW.10, Tomang, Kec. Grogol petamburan, Kota Jakarta Barat, Daerah Khusus Ibukota Jakarta 11440	2,051	Office	August 1, 2025 to July 31, 2026	IDR 171.45m
Paseo de la Reforma 93, Colonia Tabacalera, Alcaldía Cuauhtémoc, Mexico City	9,860	Office	October 10, 2025 until December 10, 2028	USD 234,000

We believe that the facilities that we currently lease are generally adequate to meet our needs for the foreseeable future.

R&D

Our R&D plan is to add and improve functionalities of our existing products.

In the fiscal years ended June 30, 2023, 2024, and 2025, we co-developed AI Assist and other products. We developed the following technologies that bring us competitive advantages in the industry:

I.	Real-time QA technology, which solves the technical problem of large-scale concurrent real-time QA for more than 1000 seats, and realized the commercialization of real-time QA for large contact centers for the first time;

II.	List matching enhancement technology, which optimizes the list distribution mechanism and improves the conversion rate by 5%-10%;

III.	The technology knowhow that is not patented and kept secret from the public - the knowledge base and algorithmic model that improves agent performance; and

IV.	HyperX, a SaaS platform for businesses and professionals that transforms stored knowledge into intelligent services by using expert knowledge replication, communication style modeling, and automated agent deployment, to build high-quality private AI agents in three hours.

In the fiscal year ended June 30, 2025, we developed and trained small models across various industry settings to enhance the applicability and accuracy of our AI technology. This involved collecting industry-specific data, performing preprocessing, and annotation tasks. We then tested and validated the small models through training, optimizing their performance and improving accuracy and efficiency.

In the fiscal year ended June 30, 2025, another research and development effort focused on improving the fine-tuning capabilities of our large AI models, enabling them to adapt more rapidly to diverse application scenarios. Continuous feedback collection and iterative upgrades were integral parts of this development process.

As of the date of this annual report, our R&D team consists of 58 members, among whom 36 are engaged in AI operations and 22 work in product development. The labor contracts of 21 employees in the R&D team have been executed with Youfei Shuke. Our R&D team is primarily responsible for developing new products and enhancing the functionalities of existing ones. Youfei Shuke provides technical research support on a project-by-project basis. We retain full intellectual property rights to any creations or inventions developed resulting from such agreements. Our R&D engineers possess extensive experience in operations research, AI, machine learning, and natural language processing, and their efforts have resulted in two patents currently under the application review process in Singapore related to various AI contact center technologies.

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

In the fiscal years 2023, 2024, and 2025, our research and development costs were US$375,410, US$4,303,490, and US$6,316,962, respectively, accounting for 18.3%, 48.6%, and 38.6% of our total operating costs.

Intellectual Property

Patent Information

As of the date of this annual report, we have two pending patent applications in Singapore:

Title	Patent Owner	Application Number	Application Date	Jurisdiction
Method and System for Real Time Recommendation	Helport Singapore	10202302918P	10/23/2023	Singapore

A System for and Method of Constructing A Response Knowledge Base	Helport Singapore	10202500892T	04/02/2025	Singapore

These applications are being processed. Six patent applications disclosed in our annual report for the fiscal year ended June 30, 2024 have been withdrawn, and we are preparing to resubmit those applications in the U.S.

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

As of the date of this annual report, we have not been subject to any material disputes or claims for infringement upon third parties’ trademarks, licenses, and other intellectual property rights.

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

Helport Holding Limited (British Virgin Islands)
Hades Capital Limited (British Virgin Islands)
Asymptotica Limited (British Virgin Islands)
Chunyi (Charlie) Hao
Extra Technology Limited (British Virgin Islands)
Other minority shareholders, each holding less than 5% of aggregate outstanding shares
Public shareholders
51.8%
7.94%
6.73%
5.4%
5.16%
18.55%
4.42%
Percentage of Equity Interests (including shares held in escrow)
Helport AI Limited (British Virgin Islands)
100%
Helport Limited (British Virgin Islands)
Tristar Acquisition I Corp. (Cayman Islands)
100%
Helport Group Limited (British Virgin Islands)
100%
Helport Pte. Ltd. (Singapore)
100%
100%
49%
Helport AI Inc. (Delaware, U.S.)
PT Helport Callconnect Solutions (Indonesia)
Helport (Thailand) Co., Ltd
81.48%
MHELPORT, S.A. DE C.V. (Mexico)

D. Property, Plants and Equipment

Helport leases the property for its dual principal executive offices, which are located at both 9 Temasek Boulevard #07-00 Suntec Tower Two, Singapore 038989, and 9171 Towne Centre Dr., Ste 335, San Diego, CA 92122, United States. In addition, Helport leases one office of 14,316 square feet in the Philippines, one office of 5,253 square feet in Thailand, one office of 2,051 square feet in Indonesia, and one office of 9,860 square feet in Mexico. Such properties are described herein in the section entitled “ITEM 4. Information of the Company — Business Overview” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We conduct business through Helport and its subsidiaries. You should read the following discussion and analysis of the financial condition and results of operations of Helport in conjunction with its consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results of Helport and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “ITEM 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

Overview

We are a global technology company serving enterprise clients with intelligent customer communication software and services. Our flagship software, AI Assist, is a real-time, AI-driven “co-pilot” providing intelligent guidance for customer contact professionals across industries such as banking, insurance, mortgage, and consumer financing. Our AI+BPO service model combines our AI software with our in-house customer contact agents, designed for rapid AI deployment and improved operational and economic efficiency for our clients.

For the fiscal years ended June 30, 2025, 2024, and 2023, we had revenue of US$34.86 million, US$29.58 million, and US$12.73 million, respectively, and net income of US$1.86 million, US$7.37 million, and US$4.81 million, respectively. Among our revenue sources, the revenue generated from AI services provided under AI Assist contributed 99.39%, 100.00%, and 99.70% for the fiscal years ended June 30, 2025, 2024, and 2023, respectively; the revenue generated from the medical consulting service contributed nil, nil, and 0.30%, respectively, for such fiscal years; and the revenue generated from AI+BPO service contributed 0.61%, nil, and nil, respectively, for such fiscal years.

We believe we have been able to distinguish ourselves in the AI integrated contact center business via our proprietary AI technologies, such as real-time communication assistance, real-time sales guidance, real-time quality assurance, knowledge base construction, knowledge base script generalization, real-time voice interaction, language simulation, and more. We utilize cloud computing infrastructure providers, AI technology service providers, and telecom operators to develop and operate our products. These infrastructure service providers offer IaaS and PaaS, upon which we build SaaS products such as AI Assist.

Quality is of utmost importance in the products and services we provide. We implement strict quality control in our R&D investment activities, and in our strategic collaboration with Youfei Shuke. Under the collaborative framework, Youfei Shuke provides operational support and maintenance in accordance with our business requirements to ensure the reliability and stability of software developed.

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

Specific Factors Affecting Our Results of Operations

In addition to the general factors aforementioned, our business and results of operations are also affected by specific factors, including the following major factors:

Our ability to retain existing customers and consolidate our leader position in the AI contact center industry

The direct customers of Helport are BPO firms such as Pengbosheng and Baojiang, not banks or insurance companies. Banking, insurance, and Internet are the main industries in which AI Assist operate. Presently, through our BPO customers, our products are deployed with enterprises across those diverse industries, such as banking and insurance. We plan to grow our business by initiating sales to existing end users directly when they increase the size of their existing contact centers or decide to establish new contact centers, making sales by way of word-of-mouth referrals from existing users, participating in bidding, industry forums and seminars, and developing strategic cooperation to leverage partner relationships and brand influence. This strategy will allow us to sustain our engagement with existing BPO customers and enterprise users, and at the same time will enable us to enter new markets and foster partnerships with enterprise from banking, insurance and Internet sectors.

Our ability to expand in the BPO market and grow our customer base

We intend to work with small and medium-sized businesses, particularly those located in North America and Southeast Asia, to expand our customer base for our AI+BPO business line. We plan to concentrate on high-value verticals, such as insurance, mortgage, and consumer financing and develop industry-specific tools and expertise that will allow us to maintain a competitive advantage within these sectors. We expect to continue to grow our sales teams in these markets to drive new customer signings that translate into more seats/agents for our in-house AI+BPO operations.

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

Key Components of Results of Operations

Revenues

We generate revenues from (i) AI service; (ii) AI+BPO service; and (iii) medical consulting service. For the fiscal years ended June 30, 2025, 2024, and 2023, our revenues were US$34,856,807, US$29,575,625, and US$12,728,313, respectively. Since the commencement of AI service in April 2022, we have been dedicated to offering enterprise customers services including system functional modules, efficiency management service, custom development service and operation outsourcing services in the form of our integrated AI service tools, AI Assist. We further expanded our service portfolio in January 2025 with the launch of our AI+BPO service. We provided medical consulting service to customers occasionally during fiscal year 2023, which contributed a small percentage of our total revenue and was discontinued in January 2023.

Cost of revenues

Our cost of revenues primarily consists of (i) amortization of software; (ii) outsourced operation costs; (iii) server costs; and (iv) payroll costs. For the fiscal years ended June 30, 2025, 2024, and 2023, our cost of revenues were US$15,732,419, US$10,998,011, and US$4,882,792, respectively.

Selling expenses

Our selling expenses mainly consist of payroll expense, share-based compensation expense related to selling and marketing functions, marketing and promotion expense, etc. For the fiscal years ended June 30, 2025, 2024, and 2023, our selling expenses were US$1,152,197, US$97,984, and US$50,830, respectively. We expect our selling expenses will also continue to increase in absolute amount as we diversify, optimize and leverage our marketing channels to expand user community and explore more potential customers.

General and administrative expenses

Our general and administrative expenses mainly consist of withholding tax, professional service fees, share-based compensation expense related to general and administrative functions, payroll expense, insurance expense, rental expense, and other office miscellaneous fees. For the fiscal years ended June 30, 2025, 2024, and 2023, our general and administrative expenses were US$8,907,597, US$4,979,382, and US$1,625,887, respectively. We expect that our general and administrative expenses will continue to increase in absolute amount in the foreseeable future as we further grow our existing business lines. We also seek to optimize the cost structure of our company to control the relative level of general and administrative expenses as percentage of our revenues.

Research and development expenses

Our R&D expenses primarily consist of product development fees, AI training service fees, payroll expense, and technology service fees paid to external consultant. For the fiscal years ended June 30, 2025, 2024, and 2023, our research and development expenses were US$6,316,962, US$4,303,490, and US$375,410, respectively. We believe that our continued investment in research and development is critical to our growth and expect that our research and development expenses will continue to increase in absolute amount as we seek to upgrade our technologies to support our business growth.

Financial expenses, net

Our financial expenses, net primarily consist of interest expenses, net, bank service charges, and foreign exchange gain or loss.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the fiscal years ended June 30, 2025, 2024, and 2023, in absolute amount and as a percentage of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal years ended June 30,
	2025		2024		FY2023
	US$	%	US$	%	US$	%
Revenues	34,856,807	100.00	29,575,625	100.00	12,728,313	100.00
Cost of revenues	(15,732,419)	(45.13)	(10,998,011)	(37.19)	(4,882,792)	(38.36)
Gross profit	19,124,388	54.87	18,577,614	62.81	7,845,521	61.64

Operating expenses:
Selling expenses	(1,152,197)	(3.31)	(97,984)	(0.33)	(50,830)	(0.40)
General and administrative expenses	(8,907,597)	(25.55)	(4,979,382)	(16.84)	(1,625,887)	(12.77)
Research and development expenses	(6,316,962)	(18.12)	(4,303,490)	(14.55)	(375,410)	(2.95)
Total operating expenses	(16,376,756)	(46.98)	(9,380,856)	(31.72)	(2,052,127)	(16.12)
Operating income	2,747,632	7.89	9,196,758	31.09	5,793,394	45.52

Financial expenses, net	(112,311)	(0.32)	(226,713)	(0.77)	(7,936)	(0.06)
Other income, net	(1,550)	-	1,007	-	-	-
Change in fair value of warrant liability	(237,055)	(0.68)	-	-	-	-
Income before income tax expense	2,396,716	6.89	8,971,052	30.32	5,785,458	45.46
Income tax expense	(538,146)	(1.54)	(1,601,933)	(5.42)	(970,755)	(7.63)
Net income	1,858,570	5.35	7,369,119	24.90	4,814,703	37.83

Use of Non-GAAP Financial Measures

We consider adjusted net income, a non-GAAP financial measure, as a supplemental measure to review and assess our operating performance. We define adjusted net income for a specific period as net income in the same period excluding share-based compensation expenses and changes in fair value of warrant liabilities.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Accordingly, we believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net income and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. We also believe that the use of the non-GAAP financial measure facilitates investors’ assessment of our operating performance, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

The non-GAAP financial measure should not be considered in isolation from or construed as an alternative to its most directly comparable financial measure prepared in accordance with GAAP. Investors are encouraged to review the historical non-GAAP financial measure in reconciliation to its most directly comparable GAAP financial measure. As the non-GAAP financial measure has material limitations as an analytical metric and may not be calculated in the same manner by all companies, such measure may not be comparable to other similarly titled measure used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measure as a substitute for, or superior to, its most directly comparable financial measure prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net income for the periods indicated to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income.

	For the fiscal years ended June 30,
	2025	2024	2023
	US$	US$	US$
Net income	1,858,570	7,369,119	4,814,703
Add:
Share-based compensation expenses	584,150	-	-
Change in fair value of warrant liabilities	237,055	-	-
Total	2,679,775	7,369,119	4,814,703

Comparison of Fiscal Years Ended June 30, 2025 and 2024

Revenues

Our revenues increased by approximately US$5.28 million, or 17.86%, from US$29.58 million for the fiscal year ended June 30, 2024 to US$34.86 million for the fiscal year ended June 30, 2025. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the fiscal years ended June 30,				Variance
	2025		2024		Amount	Percentage
	US$	%	US$	%	US$	%
Revenues:
AI service	34,644,203	99.39	29,575,625	100.00	5,068,578	17.14
AI+BPO service	212,604	0.61	-	-	212,604	N/A
Total revenues	34,856,807	100.00	29,575,625	100.00	5,281,182	17.86

*	N/A represents non-applicable

Revenues from AI service increased by approximately US$5.07 million, or 17.14%, from US$29.58 million for the fiscal year ended June 30, 2024 to US$34.64 million for the fiscal year ended June 30, 2025. Since January 2025, we have refined our settlement terms, in which the basis for settlement has been revised from subscribed seats to subscribed users, with a corresponding adjustment to the unit sales price. The revenue growth was primarily driven by the in-depth expansion of our core customer base: six key customers recorded positive growth in user numbers, with two top-tier customers achieving a growth rate exceeding 50%. The increase in average monthly subscribed users was driven by (i) our efforts in continuous optimization and development in our service offerings and software platform, (ii) our abilities to improve overall cost performance for customers in their business management process, and (iii) the growing demand for AI software in the professional technology services market. During the fiscal year ended June 30, 2025, we entered the U.S. market and secured several customers.

Since January 2025, we further expanded our service portfolio with the launch of our AI+BPO service and for the fiscal year ended June 30, 2025, revenue generated from AI+BPO service was US$212,604.

Cost of revenues

Our cost of revenues increased by approximately US$4.73 million, or 43.05%, from US$11.00 million for the fiscal year ended June 30, 2024 to US$15.73 million for the fiscal year ended June 30, 2025. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the periods indicated.

	For the fiscal years ended June 30,				Variance
	2025		2024		Amount	Percentage
	US$	%	US$	%	US$	%
Cost of revenues:
AI service	15,544,983	98.81	10,998,011	100.00	4,546,972	41.34
AI+BPO service	187,436	1.19	-	-	187,436	N/A
Total cost of revenues	15,732,419	100.00	10,998,011	100.00	4,734,408	43.05

*	N/A represents non-applicable

Cost of revenues related to AI services increased by approximately US$4.55 million, or 41.34%, from US$11.00 million for the fiscal year ended June 30, 2024 to US$15.54 million for the fiscal year ended June 30, 2025, mainly due to the corresponding rise in outsourced operation costs as revenue increased. The growth rate of cost of revenue is proportionally higher than that of revenue, primarily driven by the increased amortization of software, a fixed cost, resulting from our higher investments in software to serve new markets and application scenarios. These investments enable us to enhance our product and service offerings with differentiated, competitive technology, particularly through the development of industry-specific application scenarios. These tailored solutions are essential for entering new sectors such as insurance, mortgage sales, and government services, as well as for localizing our platform to meet the regulatory and operational demands of new geographic regions like North America and Southeast Asia.

Cost of revenues related to AI+BPO services were US$187,436 and nil for the fiscal years ended June 30, 2025 and 2024, respectively.

Gross profit and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross profit for the periods indicated.

	For the fiscal years ended June 30,
	2025			2024
	US$	Margin	%	US$	Margin	%
Gross profit and margin:
AI service	19,099,220	55.13	99.87	18,577,614	62.81	100.00
AI+BPO service	25,168	11.84	0.13	-	-	-
Total	19,124,388	54.87	100.00	18,577,614	62.81	100.00

We recorded a gross profit of US$19.12 million and US$18.58 million for the fiscal years ended June 30, 2025 and 2024, respectively. This reduction of gross profit margin from 62.81% to 54.87% is the result of the aforementioned elevated amortization costs from software and increased outsourcing of operation fees, which we believe are necessary for our future growth and profitability.

Operating expenses

Our operating expenses increased from US$9.38 million for the fiscal year ended June 30, 2024 to US$16.38 million for the fiscal  year ended June 30, 2025, representing a year-over-year increase of 74.58%.

Selling expenses

The following table sets forth a breakdown of our selling expenses by categories, expressed as an absolute amount and as a percentage of the total selling expenses, for the periods indicated.

	For the fiscal years ended June 30,				Variance
	2025		2024		Amount	Percentage
	US$	%	US$	%	US$	%
Selling expenses:
Payroll expense	831,341	72.15	90,394	92.25	740,947	819.69
Share-based compensation expense	180,800	15.69	-	-	180,800	N/A
Marketing expense	80,218	6.96	7,590	7.75	72,628	956.89
Other selling expense	59,838	5.20	-	-	59,838	N/A
Total selling expenses	1,152,197	100.00	97,984	100.00	1,054,213	1,075.90

*	N/A represents non-applicable

Our selling expenses increased from US$97,984 for the fiscal year ended June 30, 2024 to US$1.15 million for the fiscal  year ended June 30, 2025, which was mainly due to (i) an increase of payroll expenses of US$0.74 million, primarily driven by the establishment and ramp-up of dedicated sales and marketing teams in our U.S. subsidiary and Philippines office; and (ii) an increase of share-based compensation expense of US$0.18 million, resulting from share grants under the Company’s 2024 Equity Incentive Plan. The U.S. team expansion is part of our broader international growth strategy, aimed at strengthening our presence in North America, a key strategic market. As part of this effort, we expanded our U.S. office presence, increasing headcount to support go-to-market execution, client onboarding, business development, and marketing in the region. In February 2024, we established the U.S. team, and by June 2025, it had expanded to 27 staff, among whom 11 were engaged in selling and marketing activities.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses by categories, expressed as an absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated.

	For the fiscal years ended June 30,				Variance
	2025		2024		Amount	Percentage
	US$	%	US$	%	US$	%
General and administrative expenses:
Withholding tax	3,462,049	38.87	2,957,562	59.40	504,487	17.06
Professional service fees	3,133,494	35.18	1,388,585	27.89	1,744,909	125.66
Share-based compensation expense	403,350	4.53	-	-	403,350	N/A
Payroll expense	789,279	8.86	255,394	5.13	533,885	209.04
Insurance expense	400,187	4.49	3,142	0.06	397,045	12,636.70
Rental expense	225,554	2.53	130,853	2.63	94,701	72.37
Other office fees	493,684	5.54	243,846	4.89	249,838	102.46
Total general and administrative expenses	8,907,597	100.00	4,979,382	100.00	3,928,215	78.89

*	N/A represents non-applicable

Our general and administrative expenses increased by 78.89% from US$4.98 million for the fiscal year ended June 30, 2024 to US$8.91 million for the fiscal year ended June 30, 2025, which was primarily attributable to (i) an increase of US$1.74 million in professional service fees, such as advisory fees, audit fees, and legal fees associated with the Closing of the Business Combination in August 2024, (ii) an increase of US$0.53 million in payroll expenses resulting from the expansion of the management team’s headcount, (iii) an increase of US$0.5 million in withholding tax incurred from 10% withholding tax on AI services provided to our customers in China, (iv) an increase of share-based compensation expense of US$0.40 million to award the core employee and executives as well as certain strategic external consultants, and (v) an increase of US$0.40 million in insurance expenses.

Research and development expenses

The following table sets forth a breakdown of our research and development expenses by categories, expressed as an absolute amount and as a percentage of the total research and development expenses, for the periods indicated.

	For the fiscal years ended June 30,				Variance
	2025		2024		Amount	Percentage
	US$	%	US$	%	US$	%
Research and development expenses
Product development fees	4,415,000	69.89	828,000	19.24	3,587,000	433.21
Technology service consulting fees	901,917	14.28	92,090	2.14	809,827	879.39
AI training service fees	807,700	12.79	3,383,400	78.62	(2,575,700)	(76.13)
Other expenses	192,345	3.04	-	-	192,345	N/A
Total research and development expenses	6,316,962	100.00	4,303,490	100.00	2,013,472	46.79

*	N/A represents non-applicable

Our research and development expenses increased by US$2.01 million from US$4.30 million for the fiscal year ended June 30, 2024 to US$6.32 million for the fiscal year ended June 30, 2025. The increase was attributable to (i) an increase of US$3.59 million in product development fees, allowing us to better differentiate and diversify our product and service offerings with competitive technologies, (ii) an increase of US$0.81 million in technology service consulting fees for further improvement in our system development and platform optimization, and offset by a decrease of US$2.58 million in AI training service fees, as the AI model development during the fiscal year ended June 30, 2024 had already met short-term application scenarios, thereby reducing the related service fees.

Financial expenses, net

Our financial expenses, net decreased from US$0.23 million in financial expenses, net for the fiscal year ended June 30, 2024 to US$0.11 million for the fiscal year ended June 30, 2025, which was primarily attributable to a decrease of US$0.07 million in interest expenses accrued for convertible promissory notes, which were automatically converted into the Ordinary Shares of the Company on August 2, 2024, and a decrease of US$0.06 million in foreign exchange gain.

Income tax expense

As a result of our operating income position for the fiscal years ended June 30, 2025 and 2024, we incurred income tax expense of US$0.54 million and US$1.60 million for such fiscal years, respectively.

Net income

As a result of the foregoing, our net income decreased by US$5.51 million from US$7.37 million for the fiscal year ended June 30, 2024 to US$1.86 million for the year ended June 30, 2025.

Comparison of Fiscal Years Ended June 30, 2024 and 2023

Revenues

Our revenues increased by approximately US$16.85 million, or 132.36%, from US$12.73 million for the fiscal year ended June 30, 2023 to US$29.58 million for the fiscal year ended June 30, 2024. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the fiscal years ended June 30,				Variance
	FY2024		FY2023		Amount	Percentage
	US$	%	US$	%	US$	%
Revenues:
AI service	29,575,625	100.00	12,689,750	99.70	16,885,875	133.07
Medical consulting service	-	-	38,563	0.30	(38,563)	(100.00)
Total revenues	29,575,625	100.00	12,728,313	100.00	16,847,312	132.36

Revenues from AI service increased by approximately US$16.89 million, or 133.07%, from US$12.69 million for the fiscal year ended June 30, 2023 to US$29.58 million for the fiscal year ended June 30, 2024. The significant increase was primarily attributable to the average monthly subscribed seats increased from 2,192 for the fiscal year ended June 30, 2023 to 5,475 for the fiscal year ended June 30, 2024, which was driven by (i) our efforts in continuous optimization and development in our service offerings and platform, (ii) our capabilities to increase overall cost performance for customers in their business management process, and (iii) the growing demands in professional technology services market.

Cost of revenues

Our cost of revenues increased by approximately US$6.12 million, or 125.24%, from US$4.88 million for the fiscal year ended June 30, 2023 to US$11.00 million for the fiscal year ended June 30, 2024. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the periods indicated.

	For the fiscal years ended June 30,				Variance
	FY2024		FY2023		Amount	Percentage
	US$	%	US$	%	US$	%
Cost of revenues:
AI service	10,998,011	100.00	4,881,250	99.97	6,116,761	125.31
Medical consulting service	-	-	1,542	0.03	(1,542)	(100.00)
Total cost of revenues	10,998,011	100.00	4,882,792	100.00	6,115,219	125.24

Cost of revenues related to AI service increased by approximately US$6.12 million, or 125.31%, from US$4.88 million for the fiscal year ended June 30, 2023 to US$11.00 million for the fiscal year ended June 30, 2024. The growth rate of cost of revenue is proportionally lower than that of revenue, primarily because we had relatively high percentage of fixed costs in our cost structure for the fiscal year ended June 30, 2024, which would present increased marginal revenue as revenue growth is mainly driven by the number of subscription accounts.

Cost of revenues related to medical consulting service were nil and US$1,542 for the fiscal year ended June 30, 2024 and 2023.

Gross profit and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross profit for the periods indicated.

	For the fiscal years ended June 30,
	2024			2023
	US$	Margin	%	US$	Margin	%
Gross profit and margin:
AI service	18,577,614	62.81	100.00	7,808,500	61.53	99.53
Medical consulting service	-	-	-	37,021	96.00	0.47
Total	18,577,614	62.81	100.00	7,845,521	61.64	100.00

As a result of the foregoing, we recorded a gross profit of US$18.58 million and US$7.85 million for the fiscal years ended June 30, 2024 and 2023, respectively, representing gross profit margin of 62.81% and 61.64% for each corresponding periods, which indicates that as our sales increased, we were also able to optimize cost structure and achieve economic scale effect in the improvement of our gross profit margin performance.

Operating expenses

Our operating expenses increased from US$2.05 million for the fiscal year ended June 30, 2023 to US$9.38 million for the fiscal year ended June 30, 2024, representing a period-on-period increase of 331.81%, primarily due to the following:

Selling expenses

The following table sets forth a breakdown of our selling expenses by categories, expressed as an absolute amount and as a percentage of the total selling expenses, for the periods indicated.

	For the fiscal years ended June 30,				Variance
	FY2024		FY2023		Amount	Percentage
	US$	%	US$	%	US$	%
Selling expenses:
Payroll expense	90,394	92.25	50,830	100.00	39,564	77.84
Marketing expense	7,590	7.75	-	-	7,590	N/A
Total selling expenses	97,984	100.00	50,830	100.00	47,154	92.77

*	N/A represents non-applicable

Our selling expenses increased by 92.77% from US$50,830 for the fiscal year ended June 30, 2023 to US$97,984 for the fiscal year ended June 30, 2024, which was mainly due to the increase of payroll expenses since our marketing director for overseas business development was employed since January, 2023. Marketing expense incurred during the fiscal year ended June 30, 2024 was due to payment to third-party providers for public relation promotion on internet platforms for our brand and services.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses by categories, expressed as an absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated.

	For the fiscal years ended June 30,				Variance
	FY2024		FY2023		Amount	Percentage
	US$	%	US$	%	US$	%
General and administrative expenses:
Withholding tax	2,957,562	59.40	1,268,975	78.05	1,688,587	133.07
Professional service fees	1,388,585	27.89	241,887	14.88	1,146,698	474.06
Payroll and other office fees	633,235	12.71	115,025	7.07	518,210	450.52
Total general and administrative expenses	4,979,382	100.00	1,625,887	100.00	3,353,495	206.26

Our general and administrative expenses increased by 206.26% from US$1.63 million for the fiscal year ended June 30, 2023 to US$4.98 million for the fiscal year ended June 30, 2024, which was primarily attributable to: (i) an increase of US$1.69 million in withholding tax incurred from our AI service provided to customers in the PRC subject to a 10% withholding tax rate, our overseas revenue from AI service provided in the PRC and elsewhere significantly increased from $12.69 million for the fiscal year ended June 30, 2023 to $29.58 million for the fiscal year ended June 30, 2024, primarily driven by the increase in average monthly subscribed seats per customer, and the average monthly revenue earned for each overseas customer increased from $0.23 million to $0.41 million; (ii) an increase of US$1.15 million in professional service fees such as advisory fees, audit fees and legal fees for overseas listing; (iii) an increase of US$0.52 million in payroll and other office fees.

Research and development expenses

The following table sets forth a breakdown of our research and development expenses by categories, expressed as an absolute amount and as a percentage of the total research and development expenses, for the periods indicated.

	For the fiscal years ended June 30,				Variance
	FY2024		FY2023		Amount	Percentage
	US$	%	US$	%	US$	%
Research and development expenses
AI training service fees	3,383,400	78.62	-	-	3,383,400	N/A
Product development fees	828,000	19.24	-	-	828,000	N/A
Technology service consulting fees	92,090	2.14	375,410	100.00	(283,320)	(75.47)
Total research and development expenses	4,303,490	100.00	375,410	100.00	3,928,080	1,046.34

*	N/A represents non-applicable

Our research and development expenses increased by US$3.93 million from US$0.38 million for the fiscal year ended June 30, 2023 to US$4.30 million for the fiscal year ended June 30, 2024. The significant increase was attributable to the addition of US$3.38 million AI training service fees and US$0.83 million product development fees incurred during the fiscal year ended June 30, 2024 in order to enhance our core competence to differentiate and diversify in products and services offerings with competitive technology, especially related to the development of AI technology application scenarios.

Financial expenses, net

Our financial expenses, net increased from US$7,936 for the fiscal year ended June 30, 2023 and US$226,713 in financial expenses, net for the fiscal year ended June 30, 2024, which was primarily attributable to the increase in interest expenses accrued for convertible promissory notes and loan from a third party of US$0.16 million and the increase in foreign exchange loss of $0.05 million.

Income tax expense

As a result of our operating income position for the fiscal years ended June 30, 2024 and 2023, we incurred income tax expense of US$1.60 million and US$0.97 million for the fiscal years ended June 30, 2024 and 2023, respectively.

Net income

As a result of the foregoing, our net income increased by US$2.55 million, or 53.05%, from US$4.81 million for the fiscal year ended June 30, 2023 to US$7.37 million for the fiscal year ended June 30, 2024.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements mainly from cash flow from operations and third-party borrowings.

We had a cash balance of US$152,051 and US$2,581,086 as of June 30, 2025 and June 30, 2024, respectively. Our positive working capital was approximately US$4.68 million and US$10.63 million as of June 30, 2025 and June 30, 2024, respectively. We usually grant our customers a credit term between 180 days and 365 days in payment arrangements. Our days sales outstanding (“DSO”) was 234 days, 221 days and 244 days, for the fiscal years ended June 30, 2025, 2024, and 2023, respectively, which remained stable in the past three years.

On March 15, 2024, we entered into Line of Credit Agreements with two existing shareholders of Helport, Hades Capital Limited and Stony Holdings Limited (collectively, the “Helport Shareholders”), which provided us with unsecured lines of credit in the principal maximum amount of $4,000,000 and $2,000,000, respectively. The principal indebtedness under the Line of Credit Agreements will mature on the third anniversary of the date the Line of Credit Agreements were entered into, at an interest rate of 0% per annum. As of the date of this annual report, no amount is outstanding from such lines of credit. On April 26, 2024, we also entered into amended Lock-up Agreements with Helport Shareholders, which stipulated that if each Helport Shareholder provided a credit facility pursuant to each respective Line of Credit Agreement, any Lock-up Securities held by the applicable Helport Shareholder shall be subject to early release thereunder on the date that would be 12 months following the closing date of the Business Combination.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the fiscal years ended June 30,
	2025	2024	2023
	US$	US$	US$
Net cash provided by/(used in) operating activities	9,067,013	5,033,630	(454,121)
Net cash used in investing activities	(14,661,372)	(7,410,933)	-
Net cash provided by financing activities	3,171,098	4,770,128	590,502
Effects of exchange rate changes on cash	(5,774)	45,860	(2,380)
Net change in cash	(2,429,035)	2,438,685	134,001
Cash at the beginning of the year	2,581,086	142,401	8,400
Cash at the end of the year	152,051	2,581,086	142,401

Operating activities

For the fiscal year ended June 30, 2025, our net cash provided by operating activities was US$9.07 million, which was primarily attributable to net income of US$1.86 million, as mainly adjusted for (1) non-cash items including (i) amortization of intangible assets of US$4.40 million, (ii) recognition of deferred income tax liabilities of US$0.55 million, (iii) share-based compensation of US$0.58 million, and (iv) the changes in fair value of warrant liabilities of US$0.24 million; (2) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of US$3.19 million in accounts payable for outsourced operation service costs due to the revenue growth in AI service; partially offset by (3) changes in working capital that negatively affected the cash flow from operating activities, primarily including an increase of US$2.15 million in accounts receivable, in line with the revenue growth, and a decrease of US$1.40 million in income tax payable.

For the fiscal year ended June 30, 2024, our net cash provided by operating activities was US$5.03 million, which was primarily attributable to net income of US$7.37 million, as adjusted for (1) non-cash item including amortization of intangible assets of US$2.35 million; (2) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of US$3.70 million in accrued expenses and other liabilities mainly due to the increased loan from a third party, an increase of US$1.60 million in income tax payable; partially offset by (3) changes in working capital that negatively affected the cash flow from operating activities, primarily including an increase of US$6.81 million in accounts receivable in line with the revenue growth, due to the increased monthly subscribed seats, a decrease of US$3.16 million in accounts payable, due to timely payment to our supplier.

For the fiscal year ended June 30, 2023, our net cash used in operating activities was US$0.45 million, which was primarily attributable to net income of US$4.82 million, as adjusted for (1) non-cash items including amortization of intangible assets of US$2.33 million, (2) changes in working capital that negatively affected the cash flow from operating activities, primarily including an increase of US$12.08 million in accounts receivable mainly due to the increased aging balance which was later collected in September, 2023; partially offset by (3) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of US$2.55 million in accounts payable for software development and outsourced operation service fees due to the fast revenue growth in AI service; an increase of US$0.95 million in accrued expenses and other payables mainly due to the increase of other tax payable and professional service fees as a result of business development; an increase of US$0.97 million in income tax payable; and US$0.01 million in amounts due to related parties.

Investing activities

For the fiscal year ended June 30, 2025, our net cash used in investing activities was US$14.66 million, which was mainly attributable to the settlement of the purchase of intangible assets of US$14.65 million.

For the fiscal year ended June 30, 2024, our net cash used in investing activities was US$7.41 million, which was attributable to the settlement of the purchase of intangible assets.

For the fiscal years ended June 30, 2023, we did not have cash flow in investing activities.

Financing activities

For the fiscal year ended June 30, 2025, our net cash provided by financing activities was US$3.17 million, which was primarily attributable to proceeds from equity investments of US$2.6 million and cash inflow from reverse recapitalization of US$1.14 million; partly offset by repayment of loans from related parties of US$0.47 million, payment of deferred offering costs of US$0.21 million, repayment of sponsor loans of US$0.20 million, and repayment of a loan from a third party of US$0.20 million.

For the fiscal year ended June 30, 2024, our net cash provided by financing activities was US$4.77 million, which was primarily attributable to proceeds from convertible promissory notes of US$4.89 million and a loan from a third party of US$0.98 million; offset by payment for listing costs of US$0.82 million and repayment of a loan from a third party of US$0.63 million.

For the fiscal year ended June 30, 2023, our net cash provided by activities was US$0.59 million, which was primarily attributable to loans from related parties of US$0.57 million and a loan from a third party of US$0.07 million; offset by repayment of loans from related parties of US$0.05 million.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with the purchase or external development costs of intangible assets. Our capital expenditures were US$14.65 million for the addition of intangible assets during the fiscal year ended June 30, 2025.

In September 2023, we settled the payment of US$7.00 million to Youfei Shuke for the acquisition of intangible assets which were purchased in April 2022. Other than the aforementioned cash flow, our capital expenditures were US$0.41 million for the addition of intangible assets during the fiscal year ended June 30, 2024.

For the fiscal year ended June 30, 2023, we did not incur any capital expenditures since we have been given a credit period for the purchase of intangible assets.

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

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2025:

	Payment due to schedule
	Less than one year	One to three years	Above three years	Total
	US$	US$	US$	US$
Short-term office rental fees	51,503	-	-	51,503
Long-term office rental fees	45,431	126,766	155,830	328,027
Lease liabilities	183,992	390,859	319,955	894,806

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2025.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us, or engages in leasing, hedging or product development services with us.

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

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

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

The critical accounting policies, judgments and estimates that we believe to have the most significant impacts on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include (1) revenue recognition, (2) credit losses and (3) income taxes. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies.

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

Credit losses

Our accounts receivable, amounts due from a related party and other receivables which included prepaid expenses and other current assets line item in the balance sheet are within the scope of ASC Topic 326. We use an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, we make the assessment based on various factors, including aging of receivable balances, historical experience, credit-worthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect our ability to collect form the debtors. We also apply current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses are indicated in general and administrative expenses in the consolidated statements of operations and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

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

Singapore

Helport Singapore is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first $7,862 (SGD 10,000) taxable income and 50% of the next $149,383 (SGD 190,000) taxable income are exempted from income tax.

United States

Helport U.S. is incorporated in the United States is subject to state income tax and federal income tax depending upon taxable income levels. It did not have taxable income and no income tax expense was provided for the fiscal years ended June 30, 2025, 2024, and 2023.

Indonesia

PT Helport Callconnect Solutions incorporated in Indonesia during the fiscal year of 2025, is governed by the income tax law of Indonesia and is subject to a Corporate Income Tax (“CIT”) rate of 22% on their taxable income generated from operations in Indonesia, for the fiscal year ended June 30, 2025.

Quantitative and Qualitative Disclosure about Market Risks

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the fiscal years ended June 30, 2025, 2024, and 2023.

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

Foreign exchange risk

Our reporting currency is the United States dollar. Our subsidiaries incorporated in Singapore and the United States also use the US$ as functional currencies, and the branches or subsidiaries incorporated in the Philippines and Indonesia use the respective local currencies as functional currencies, including the Philippine peso and the Indonesian Rupiah. We are exposed to foreign exchange risk in respect of our operating activities when purchase of services in Singapore or other areas is using transaction currency other than USD.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address our directors and executive officers is 9 Temasek Boulevard #07-00, Suntec Tower Two, Singapore 038989.

Name	Age	Position
Executive Officers
Guanghai Li	56	Chief Executive Officer, Executive Director and Chairman
Di Shen	55	Interim Chief Financial Officer and Executive Director
Non-Executive Directors
Xiaoma (Sherman) Lu	58	Independent Non-Executive Director
Geoffrey Bonnycastle	52	Independent Non-Executive Director
Xinyue (Jasmine) Geffner	52	Independent Non-Executive Director

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

Ms. Di Shen. Ms. Di Shen has experience in accounting. She has been the secretary of the Company since July 2023. From June 2020 to June 2023, Ms. Shen served as a senior product director at Beijing Sincere Digits Co., Ltd. Ms. Shen obtained a master’s degree in accountancy from George Washington University in 2012, and a bachelor’s degree in economics from Xiamen University in 2009.

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

Mr. Geoffrey Bonnycastle . Mr. Bonnycastle has experience in corporate management. He is the founder and has been the president at Alius Corporation since 1998. He obtained a master’s degree in political science from University of Toronto in 1989, and a bachelor’s degree in East Asian studies in 1985 from University of Toronto.

Ms. Xinyue (Jasmine) Geffner. Ms. Geffner has served as an independent director of Helport AI since August 2024. Ms. Geffner has more than 20 years of experience in management, financing, fund raising and mergers and acquisitions. Ms. Geffner is currently an executive director and chief executive officer of Hang Sang (Siu Po) International Holding Company Limited (HKSE: 3626) since May 2025. She is also the managing director and responsible officer of Hong Kong-based Austen Capital International Limited, a Securities and Futures Commission licensed corporation specializing in investment advisory and asset management. Ms. Geffner was previously an independent director of NWTN Inc. (Nasdaq: NWTN) from November 2022 to December 2024, Tristar Acquisition I Corp. (NYSE: TRIS) from August 2023 to August 2024, and China Finance Online Co. Limited (Nasdaq: JRJC) from May to November 2021, respectively. She had served as chief financial officer of various listed companies, including (i) Dorsett Hospitality International Services Limited (part of Far East Consortium International Limited (HKSE: 035), from February 2019 to March 2025; (ii) GreenTree Hospitality Group Limited (NYSE: GHG), from October 2017 to December 2018; and (iii) Carnival Group International Holdings Limited (HKSE: 0996, delisted on December 7, 2023), from August 2014 to March 2016. She served as the vice president in charge of corporate finance and development in Asia Pacific with LeEco from October 2016 to August 2017. Apart from the aforementioned work experiences, Ms. Geffner also has experiences working in regional and international banks such as ANZ Hong Kong, HSBC, and Crédit Agricole. Ms. Geffner received a bachelor’s degree in international marketing and finance from Baruch College at the City University of New York in February 1994 and an MBA degree from the Stern School of Business at New York University in September 1997. She is a Certified Public Accountant of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants, and a Chartered Financial Analyst.

B. Compensation

For the fiscal year ended June 30, 2025, we paid an aggregate of $323,548 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of directorship. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

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

Audit Committee

Helport AI’s audit committee is composed of Xinyue (Jasmine) Geffner, Xiaoma (Sherman) Lu, and Geoffrey Bonnycastle. Helport AI’s Board has determined that all such directors meet the independence requirements under the rules of the Nasdaq and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly listed companies. In arriving at this determination, the Helport AI Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Nomination Committee

Helport AI’s nomination committee is composed of Xinyue (Jasmine) Geffner, Xiaoma (Sherman) Lu, and Guanghai Li, with Guanghai Li serving as the chairperson. The nomination committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors, and other governance issues.

Compensation Committee

Helport AI’s compensation committee is composed of Xiaoma (Sherman) Lu, Xinyue (Jasmine) Geffner, and Geoffrey Bonnycastle, with Xiaoma (Sherman) Lu serving as the chairperson. The compensation committee is responsible for reviewing and making recommendations to the Helport AI Board regarding its compensation policies for its officers and all forms of compensation. The compensation committee also administers Helport AI’s equity-based and incentive compensation plans and make recommendations to the Helport AI Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

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

D. Employees

As of June 30, 2025, Helport had 348 employees, consisting of two founders, 302 full-time employees, nine consultants, eight interns and 26 outsourced technology staff members.

E. Share Ownership

Ownership of Helport AI’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in ITEM 7.A of this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 37,430,968 Ordinary Shares issued and outstanding as of the date of this annual report.

Name and Address of Beneficial Owner*	Number of Ordinary Shares	% of Ordinary Shares
Directors and Executive Officers Post-Business Combination:
Guanghai Li	-	-
Di Shen	-	-
Xiaoma (Sherman) Lu	-	-
Geoffrey Bonnycastle	-	-
Xinyue (Jasmine) Geffner	-	-
All directors and executive officers as a group	0	0%

Five Percent Holders:
Helport Holdings Limited(1)	19,388,669	51.80%
Hades Capital Limited(2)	2,971,003	7.94%
Asymptotica Limited(3)	2,520,515	6.73%
Extra Technology Limited(4)	1,932,758	5.40%
Chunyi (Charlie) Hao(5)	2,738,000	7.07%

*	Unless otherwise noted, the business address of each of the following entities or individuals is 9 Temasek Boulevard #07-00, Suntec Tower Two, Singapore 038989.

(1)	Represents 19,388,669 Ordinary Shares held by Helport Holdings Limited, a British Virgin Islands company wholly owned by Helport Z Limited, a British Virgin Islands company and controlled by the Silver Ocean Trust, of which Fan Yu is the settlor with the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Helport Holdings Limited in Helport AI.

(2)	Represents 2,971,003 Ordinary Shares held by Hades Capital Limited, a British Virgin Islands company wholly owned by Ying Chen, who has voting and dispositive control over the securities owned by Hades Capital Limited.

(3)	Represents 2,520,515 Ordinary Shares held by Asymptotica Limited, a British Virgin Islands company wholly owned by Shuangchi He, who has voting and dispositive control over the securities owned by Asymptotica Limited.

(4)	Represents 1,932,758 Ordinary Shares held by Extra Technology Limited, a British Virgin Islands company wholly owned by Cong Shi, who has voting and dispositive control over the securities owned by Extra Technology Limited.

(5)	Represents 2,738,000 Ordinary Shares beneficially owned by Chunyi (Charlie) Hao. The shares beneficially owned include: (i) 715,125 Ordinary Shares held by Navy Sail International Limited, a British Virgin Islands company wholly owned by Mr. Hao, who has voting and dispositive control over the securities owned by Navy Sail International Limited; and (ii) 2,022,875 Ordinary Shares held directly by Mr. Hao. The business addresses of Navy Sail International Limited and Chunyi (Charlie) Hao is 2 Burlington Woods Drive, Suite 100, Burlington, MA 01803.

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “ITEM 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements with Executive Officers.”

Share Incentive Plans

See “ITEM 6. Directors, Senior Management and Employees—B. Compensation—2024 Equity Incentive Plan.”

Helport Related Party Transactions

The table below sets forth the major related parties and their relationships with Helport as of June 30, 2025, 2024, and 2023:

No.	Related Parties	Relationship
1	Ufintek Group Pte. Ltd.	Wang Yizhou, Financial Director of Helport Singapore, serves as the Executive Director of Ufintek Group Pte. Ltd.
2	Stony Holdings Limited	Shareholder of Helport AI Limited
3	Ms. Fan Yu	Chairman of the Board of Directors of Helport Limited
4	Ms. Yizhou Wang	Financial Director of Helport Singapore
5	Helport (Thailand) Co., Ltd	Equity investments with 49% shareholding
6	Ms. Michelle Zhang	Spouse of key management
7	Mr. Chunyi Hao	Shareholder of Helport AI Limited

(a)	Helport entered into the following transactions with related parties:

	For the fiscal years ended June 30,
	2025	2024	2023
Nature

Loan to a related party
Helport (Thailand) Co., Ltd	$10,372	$-	$-

Loan from related parties		-	-
Stony Holdings Limited	$-	$84,991	$-
Ufintek Group Pte. Ltd.	$-	$-	$561,703
Yu Fan	$-	$269,986	$7,356
Michelle Zhang	$545,576	$-	$-

Advance payment from a related party
Wang Yizhou	$-	$-	$1,524

Reimbursement for advance payment from a related party
Wang Yizhou	$-	$1,524	$-
Yu Fan	$160,025	$-	$-

Service fees paid to a related party
Wang Yizhou	$-	$-	$751

Loans repayment to related parties
Ufintek Group Pte. Ltd.	$74,261	$3,638	$-
Yu Fan	$109,961	$-	$45,102
Michelle Zhang	$199,582	$-	$-
Stony Holdings Limited	$84,991	$-	$-

(b)	Helport had the following balances with related parties:

	As of June 30,
	2025	2024
Amount due to related parties:
Chunyi Hao (1)	$1,300,000	$-
Michelle Zhang (2)	764,447	-
Ufintek Group Pte. Ltd. (3)	558,213	604,084
Yu Fan (3)	6,715	276,701
Helport (Thailand) Co., Ltd (4)	30,181	-
Stony Holdings Limited (5)	-	84,991
Total	$2,659,556	$965,776

(1)	As of the Closing Date, US$1,500,000 remained outstanding under the Tristar promissory notes held by Mr. Chunyi Hao. In connection with the closing of the Business Combination, Tristar, the Company, and Mr. Chunyi Hao, entered into a letter agreement, pursuant to which the Tristar promissory notes were forgiven by Mr. Chunyi Hao in exchange for the issuance of new promissory notes issued by the Company in the aggregate principal amount of $1,500,000 (the “New Promissory Notes”). The New Promissory Notes are unsecured and shall be due and payable on August 2, 2025. The New Promissory Notes do not bear any interest pursuant to the terms of the related contract. As of the date of this annual report, the Group was engaged in negotiations with Mr. Chunyi Hao to work out an arrangement for overdue payments. As of June 30, 2025, the outstanding aggregate principal of the New Promissory Notes was $1,300,000.

(2)	The balance represents the amount outstanding from the interest-bearing loan provided by the related party, with an annual interest rate of 5.5%.

(3)	The balance represents the advance funds received from related parties for daily operational purposes.

(4)	The balance represents the capital contribution that the Company is obligated to pay to related parties.

(5)	On March 15, 2024, the Group entered into Line of Credit Agreements with two existing shareholders, Hades Capital Limited and Stony Holdings Limited (collectively, “Helport Shareholders”), which provide the Group with unsecured lines of credit in the principal maximum amount of $4,000,000 and $2,000,000, respectively. The principal indebtedness under the Line of Credit Agreements will mature on the third anniversary of the date the Line of Credit Agreements were entered into, at an interest rate of 0% per annum. As of June 30, 2024, an aggregate of $84,991 was drawn from such lines of credit. As of June 30, 2025, the Group had fully settled the outstanding balance.

	As of June 30,
	2025	2024	2023
Amount due from a related party:
Michelle Zhang (1)	$10,372	$-	$
Total	$10,372	$-		$-

(1)	The balance represents the advance funds paid on behalf of the related party for its daily operational purposes.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “ITEM 18. Financial Statements.”

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

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue a maximum of 500,000,000 shares of a single class each with a par value of US$0.0001. As of the date of this annual report, there were 37,430,968 Ordinary Shares of outstanding. There were also 18,844,987 warrants outstanding, each to purchase one Ordinary Share at a price of $11.50 per share.

Certain of our shareholders are subject to lock-up as described in the section entitled “ITEM 4. Information on the Company —A. History and Development of the Company—Business Combination with Tristar—Related Agreements—Lock-Up Agreements.”

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Following the consummation of the Business Combination, we have assumed all outstanding Tristar warrants and converted such into corresponding warrants to purchase Ordinary Shares (the “Warrants”). Each such Warrant entitles the holder thereof to purchase one (1) Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Ordinary Shares. There are 18,844,987 Warrants outstanding as of the date of this annual report. For details of the Warrants, please refer to Exhibit 2.2 to this annual report.

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

Based upon this evaluation, our management has concluded that, as of June 30, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our executive officers and directors, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2025. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2025.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Xinyue (Jasmine) Geffner qualifies as an “audit committee financial expert” as defined in ITEM 16A of Form 20-F. Mr. Xiaoma (Sherman) Lu, Mr. Geoffrey Bonnycastle, and Ms. Xinyue (Jasmine) Geffner satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

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

For the fiscal years ended June 30,	2025	2024
	in USD
Audit fees (1)	$334,940	$238,000
Audit-related fees (2)	-	-
Tax fees (3)	5,000	8,720
All other fees	-	-
Total	$339,940	$238,720

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

Nasdaq Listing Rule 5605(e)(1) generally provides that director nominees of companies listed on Nasdaq must either be selected, or recommended for the board of directors’ selection, either by:

(A)	independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or

(B)	a nominations committee comprised solely of independent directors.

In addition, Nasdaq Listing Rule 5620 generally provides that companies listed on Nasdaq are required to hold an annual meeting of shareholders no later than one year after the end of its fiscal year-end.

Notwithstanding these general requirements, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these requirements.

As of the date of this annual report, the Company has elected to follow certain home country practices in lieu of these requirements. The director nominees of the Company are selected by a nominations committee comprised of two independent directors and one executive director. In addition, the Company has elected to not hold an annual meeting of shareholders for the fiscal year ending June 30, 2026. As advised by the Company’s BVI counsel, Ogier, such practices are not prohibited by:

(a)	the terms of the Company’s Amended and Restated Memorandum and Articles of Association; or

(b)	the laws of the BVI as they apply to the Company.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Helport AI Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 1.1 to Registrant’s shell company report on Form 20-F (File No. 001-42205), filed with the Securities and Exchange Commission on August 9, 2024)
2.1	Specimen of Warrant (incorporated herein by reference to Exhibit 2.1 to Registrant’s shell company report on Form 20-F (File No. 001-42205), filed with the Securities and Exchange Commission on August 9, 2024)
2.2	Form of Assignment, Assumption and Amendment to Warrant Agreement (incorporated by reference to Exhibit 10.11 of the Registrant’s registration statement on Form F-4 (File No. 333-276940), filed with the SEC on June 28, 2024)
2.3	Description of Securities (incorporated by reference to Exhibit 2.3 of the Registrant’s annual report on Form 20-F (File No. 001-42205), filed with the SEC on October 31, 2024)
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 4.18 to Registrant’s shell company report on Form 20-F (File No. 001-42205), filed with the Securities and Exchange Commission on August 9, 2024)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 4.19 to Registrant’s shell company report on Form 20-F (File No. 001-42205), filed with the Securities and Exchange Commission on August 9, 2024)
4.3	Business Combination Agreement, dated November 12, 2023 (incorporated by reference to Annex A of Registrant’s registration statement on Form F-4 (File No. 333-276940), filed with the SEC on June 28, 2024)
4.4	Form of First Amendment to Registration Rights Agreement (incorporated by reference to Exhibit 10.12 of the Registrant’s registration statement on Form F-4 (File No. 333-276940), filed with the SEC on June 28, 2024)
4.5	Registration Rights Agreement, dated as of October 13, 2021, by and between Tristar, the Prior Sponsor and certain securityholders named therein (incorporated by reference to Exhibit 10.3 of Tristar’s Form 8-K filed with the SEC on October 19, 2021).
4.6	Second Amendment to Insider Letter, dated as of November 12, 2023, by and among Tristar Acquisition I Corp., Tristar Holdings I, LLC, Helport AI Limited, Helport Limited, Navy Sail International Limited, and the individuals party thereto (incorporated by reference to Exhibit 10.3 of Tristar’s Form 8-K filed with the SEC on November 16, 2023).
4.7	Form of Non-Competition and Non-Solicitation Agreement, dated as of November 12, 2023, by and among Helport AI Limited, Tristar Acquisition I Corp., Helport Limited, Navy Sail International Limited and the Subject Parties party thereto (incorporated by reference to Exhibit 10.4 of Tristar’s Form 8-K filed with the SEC on November 16, 2023).
4.8	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.7 of the Registrant’s registration statement on Form F-4 (File No. 333-276940), filed with the SEC on June 28, 2024)
4.9	Lock-Up Agreement, dated as of April 26, 2024, by and among Helport Limited, Helport AI Limited, Tristar Acquisition I Corp., Navy Sail International Limited and the Helport Shareholders party thereto (incorporated by reference to Exhibit 2.1 of Tristar’s Form 8-K filed with the SEC on May 2, 2024).

4.10	Lock-Up Agreement, dated as of April 26, 2024, by and among Helport Limited, Helport AI Limited, Tristar Acquisition I Corp., Navy Sail International Limited and the Helport Shareholders party thereto (incorporated by reference to Exhibit 2.2 of Tristar’s Form 8-K filed with the SEC on May 2, 2024).
4.11	May Amended Lock-Up Agreement, dated as of May 23, 2024, by and among Helport Limited, Helport AI Limited, Tristar Acquisition I Corp., Navy Sail International Limited and the Helport Shareholders party thereto (incorporated by reference to Exhibit 10.1 of Tristar’s Form 8-K filed with the SEC on May 24, 2024).
4.12	Form of PIPE Subscription Agreement, by and among Tristar Acquisition I Corp, Helport AI Limited and the undersigned PIPE Investor thereto (incorporated by reference to Exhibit 10.1 of Tristar’s Form 8-K filed with the SEC on May 22, 2024).
8.1	List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to Registrant’s shell company report on Form 20-F (File No. 001-42205), filed with the Securities and Exchange Commission on August 9, 2024)
10.1	Purchase Agreement dated January 4, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.18 of Registrant’s Form F-4, as amended, initially filed with the SEC on February 8, 2024)
10.2	Purchase Agreement dated January 4, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.19 of Registrant’s Form F-4, as amended, initially filed with the SEC on February 8, 2024)
10.3	Service Agreement dated March 6, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.20 of Registrant’s Form F-4, as amended, initially filed with the SEC on February 8, 2024)
10.4	Supplementary Agreement dated June 15, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.21 of Registrant’s Form F-4, as amended, initially filed with the SEC on March 12, 2024)
10.5	Supplementary Agreement dated June 15, 2022, by and between Healthport Medical Consulting Pte. Ltd. and Tianjin Youfei Digital Technology Group Co., Ltd. (incorporate by reference to Exhibit 10.22 of Registrant’s Form F-4, as amended, initially filed with the SEC on March 12, 2024)
10.6	The Registrant’s 2024 Equity incentive Plan (incorporated herein by reference to Exhibit 4.17 to Registrant’s shell company report on Form 20-F (File No. 001-42205), filed with the Securities and Exchange Commission on August 9, 2024)
10.7*	English Translation for the Lease Agreement of Helport (Thailand) Co., Ltd., dated July 23, 2025
10.8*	English Translation for the Lease Agreement of PT Helport Callconnect Solutions., dated July 25, 2025
10.9*	English Translation for the Lease Agreement of MHELPORT, S.A. DE C.V., dated October 10, 2025
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to Registrant’s registration statement on Form F-1 (File No. 333-284005), filed with the Securities and Exchange Commission on December 23, 2024)
11.2	Insider Trading Compliance Manual of the Registrant (incorporated by reference to Exhibit 11.2 of the Registrant’s annual report on Form 20-F (File No. 001-42205), filed with the SEC on October 31, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Unaudited pro forma condensed combined financial statements of Helport AI Limited (incorporated by reference to Exhibit 15.1 of the Registrant’s annual report on Form 20-F (File No. 001-42205), filed with the SEC on October 31, 2024)
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of the Registrant’s annual report on Form 20-F (File No. 001-42205), filed with the SEC on October 31, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Helport AI Limited

	By:	/s/ Guanghai Li
Guanghai Li
Executive Chairwoman and Executive Director
(Principal Executive Officer)

Date: November 17, 2025

HELPORT AI LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Helport AI Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Helport AI Limited (the “Company”) and its subsidiaries (the “Group”) as of June 30, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the fiscal years ended June 30, 2025, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the fiscal years ended June 30, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore

November 17, 2025

HELPORT AI LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“US$”), except share data)

	As of June 30,
	2025	2024

Cash	$152,051	$2,581,086
Accounts receivable	23,466,286	21,313,735
Deferred offering costs	-	817,871
Amount due from a related party	10,372	-
Prepaid expenses and other receivables	137,669	41,966
Total current assets	23,766,378	24,754,658

Long-term investment	29,643	-
Intangible assets, net	12,680,011	2,425,694
Right-of-use assets, net	705,522	-
Total non-current assets	13,415,176	2,425,694
Total assets	$37,181,554	$27,180,352

Accounts payable	$3,478,345	$284,067
Income tax payable	1,321,935	2,724,998
Amount due to related parties	2,659,556	965,776
Convertible promissory notes	-	4,889,074
Warrant liabilities	4,683,834	-
Loans due to third parties	1,625,000	-
Accrued expenses and other liabilities	4,639,213	5,263,239
Lease liabilities	134,331	-
Deferred tax liabilities	548,889	-
Total current liabilities	19,091,103	14,127,154

Lease liabilities	625,080	-
Total non-current liability	625,080	-
Total liabilities	19,716,183	14,127,154

Commitments and contingencies

Ordinary shares (US$0.0001 par value per share; 500,000,000 authorized as of June 30, 2025 and 2024; 37,430,968 and 30,280,768 issued and outstanding as of June 30, 2025 and 2024, respectively)*	3,743	3,028
Additional paid-in capital*	2,562,548	4,528
Accumulated other comprehensive loss	(5,132)	-
Retained earnings	14,904,212	13,045,642
Shareholders’ equity	17,465,371	13,053,198
Total liabilities and shareholders’ equity	$37,181,554	$27,180,352

*	Par value of Ordinary Shares, additional paid-in capital, and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

HELPORT AI LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars (“US$”), except share data)

	For the fiscal year ended June 30,
	2025	2024	2023

Revenues	$34,856,807	$29,575,625	$12,728,313
Cost of revenues	(15,732,419)	(10,998,011)	(4,882,792)
Gross profit	19,124,388	18,577,614	7,845,521

Selling expenses	(1,152,197)	(97,984)	(50,830)
General and administrative expenses	(8,907,597)	(4,979,382)	(1,625,887)
Research and development expenses	(6,316,962)	(4,303,490)	(375,410)
Total operating expenses	(16,376,756)	(9,380,856)	(2,052,127)

Income from operation	2,747,632	9,196,758	5,793,394

Financial expenses, net	(112,311)	(226,713)	(7,936)
Other (loss)/income, net	(1,550)	1,007	-
Change in fair value of warrant liabilities	(237,055)	-	-
Income before income tax expenses	2,396,716	8,971,052	5,785,458
Income tax expenses	(538,146)	(1,601,933)	(970,755)
Net income	$1,858,570	$7,369,119	$4,814,703
Other comprehensive income, net of tax:
Net change in foreign currency translation adjustment	(5,132)	-	-
Total comprehensive income	$1,853,438	$7,369,119	$4,814,703

Earnings per ordinary share
Basic	0.05	0.24	0.16
Diluted	0.05	0.24	0.16
Weighted average number of ordinary shares outstanding*
Basic	37,430,968	30,280,768	30,280,768
Diluted	37,430,968	30,280,768	30,280,768

*	Share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

HELPORT AI LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. dollars (“US$”), except share data)

	Ordinary Shares		Additional paid-in	Retained	Accumulated comprehensive	Total shareholders’
	Shares*	Amount*	capital*	earnings	loss	equity
		US$	US$	US$	US$	US$
Balance as of June 30, 2022	30,280,768	3,028	4,528	861,820	-	869,376
Net income	-	-	-	4,814,703	-	4,814,703
Balance as of June 30, 2023	30,280,768	3,028	4,528	5,676,523	-	5,684,079
Net income	-	-	-	7,369,119	-	7,369,119
Balance as of June 30, 2024	30,280,768	3,028	4,528	13,045,642	-	13,053,198
Reverse recapitalization	5,878,103	588	(7,515,333)	-	-	(7,514,745)
Equity financing through Private Placement	509,259	51	5,499,949	-	-	5,500,000
Conversion from Convertible Promissory Notes	464,838	46	5,020,207	-	-	5,020,253
Offering costs in the Business Combination	-	-	(1,030,923)	-	-	(1,030,923)
Share-based compensation	298,000	30	584,120	-	-	584,150
Net income	-	-	-	1,858,570	-	1,858,570
Foreign currency translation adjustment	-	-	-	-	(5,132)	(5,132)
Balance as of June 30, 2025	37,430,968	3,743	2,562,548	14,904,212	(5,132)	17,465,371

*	Share data and additional paid-in capital have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

HELPORT AI LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“US$”), except share data)

	For the fiscal year ended June 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,858,570	$7,369,119	$4,814,703
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	4,396,683	2,352,639	2,333,334
Amortization of right-of-use assets	101,838	-	-
Share-based compensation	584,150	-	-
Investment loss	539	-	-
Interest expenses on loans from related parties	45,131	-	-
Deferred income tax	548,889	-	-
Change in fair value of warrant liabilities	237,055	-	-
Changes in operating assets and liabilities:
Accounts receivable	(2,152,551)	(6,813,674)	(12,079,780)
Prepaid expenses and other receivables	46,018	(41,966)	-
Accounts payable	3,194,278	(3,158,729)	2,547,916
Amount due to related parties	(160,025)	21,640	7,626
Accrued expenses and other liabilities	1,854,267	3,702,668	951,932
Income tax payable	(1,403,063)	1,601,933	970,148
Lease liabilities	(84,766)	-
Net cash provided by/(used in) operating activities	9,067,013	5,033,630	(454,121)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible assets	(14,651,000)	(7,410,933)	-
Loans to related parties	(10,372)	-	-
Net cash used in investing activities	(14,661,372)	(7,410,933)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Payment for listing costs	(213,052)	(817,871)	-
Loan from a third party	-	977,156	66,545
Repayment of loan from a third party	(199,582)	(629,570)	-
Loans from related parties	515,576	354,977	569,059
Repayment of loans from related parties	(468,795)	(3,638)	(45,102)
Proceeds from convertible promissory notes	-	4,889,074	-
Cash inflow from reverse recapitalization	1,136,951	-	-
Proceeds from PIPE investments	2,600,000	-	-
Repayment of sponsor loans	(200,000)	-	-
Net cash provided by financing activities	3,171,098	4,770,128	590,502

Effect of exchange rate changes	(5,774)	45,860	(2,380)

Net change in cash	(2,429,035)	2,438,685	134,001
Cash at the beginning of the year	2,581,086	142,401	8,400
Cash at the end of the year	$152,051	$2,581,086	142,401

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$10,145	$59,414	$-
Cash paid for income tax expenses	$1,398,306	$-	$-

SUPPLEMENTAL SCHEDULE OF NON-CASH ITEM
Lease liabilities arising from obtaining right-of-use assets	$807,360	$-	$-
Net assets acquired from Reverse recapitalization	7,514,745	-	-
Financing funds received by a third party on behalf of the Group	2,900,000	-	-
Conversion from Convertible Promissory Notes	5,020,253	-	-
Offering costs recognized as additional paid-in capital	1,030,923	-	-
Issuance of New Promissory Notes to replace the Tristar’s original Sponsor Loans	3,125,000	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1.	Organization and Principal Activities

Helport AI Limited (the “Company” or “HPAI”) was incorporated under the laws of the British Virgin Islands (“BVI”) on October 3, 2023. The Company was formed to facilitate the merger between Tristar Acquisition I Corp. (“Tristar”), a special purpose acquisition company with its securities traded on the New York Stock Exchange (under the symbol “TRIS”), and Helport Limited, a British Virgin Island exempted company (“Helport”) pursuant to the Business Combination Agreement (as defined below) dated December 18, 2023, and the public listing of Helport.

On December 18, 2023, Helport entered into a Business Combination Agreement (as amended, the “Business Combination Agreement”) with Tristar, HPAI, Merger I Limited, a British Virgin Islands business company and a wholly-owned subsidiary of HPAI (the “First Merger Sub”), Merger II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of HPAI (the “Second Merger Sub”), Navy Sail International Limited, a British Virgin islands company, as the purchaser representative, and Extra Technology Limited, a British Virgin Islands business company, as the seller representative.

Pursuant to the Business Combination Agreement, the mergers contemplated by the Business Combination Agreement (the “Business Combination,” or the “Transaction,” and the consummation of such mergers, the “Closing”) were carried out in two steps:

(i)	First Merger: The First Merger Sub merged with and into Helport (the “First Merger”), with Helport surviving the First Merger as a wholly-owned subsidiary of HPAI, and the outstanding securities of Helport being converted into the right to receive securities of HPAI.

(ii)	Second Merger: Following the First Merger, the Second Merger Sub merged with and into Tristar (the “Second Merger”), with Tristar surviving the Second Merger as a wholly-owned subsidiary of HPAI, and the outstanding securities of Tristar being converted into the right to receive securities of HPAI.

The Business Combination was consummated on August 2, 2024 (the “Closing Date”), and the Company’s securities started trading on the Nasdaq under the ticker symbol “HPAI” on August 5, 2024. The Company, through its wholly-owned subsidiaries (collectively, the “Group”), are primarily engaged in the development of software and applications and mainly provide software-as-a-service (“SaaS”) platform and artificial intelligent (“AI”) tools to customers in the contact center industry.

As of June 30, 2025, the Company’s subsidiaries are as follows:

Name:	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities
Helport Limited (“Helport”)	June 5, 2023	British Virgin Islands	100%	Holding company
Helport Group Limited (“Helport BVI”)	November 14, 2023	British Virgin Islands	100%	Holding company
Helport Pte. Ltd. (“Helport Singapore”)	September 27, 2020	Singapore	100%	Development of software and applications
Helport AI Inc. (“Helport US”)	September 15, 2023	United States	100%	Development of software and applications
PT Helport Callconnect Solutions (“Helport Indonesia”)	May 9, 2025	Indonesia	100%	Business Process Outsourcing (“BPO”) solutions provider
Tristar Acquisition I Corp. (“Tristar”)	March 5, 2021	Cayman Islands	100%	Holding company

1.	Organization and Principal Activities (Continued)

Reverse Recapitalization

Following the consummation of the Transaction, with Helport and Tristar as wholly-owned subsidiaries of the Company, and the outstanding shares of Helport and Tristar being converted into the right to receive ordinary shares of the Company, the combined company retained its name as “Helport AI Limited.” No goodwill or intangible assets were recorded following the consummation of the Transaction.

Helport is determined to be the accounting acquirer, given that it effectively controlled the combined entity after the Transaction. The Transaction is not determined as a business combination for the purpose of accounting because Tristar was not a business. The Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Helport for the net monetary assets of the Company, accompanied by a recapitalization, based on the following factors:

●	Helport’s former shareholders hold a majority ownership interest in the Company;

●	Helport’s former shareholders have the right to nominate, appoint, and remove the majority of the members on the board of directors of the Company;

●	Helport’s existing senior management team comprise senior management of the Company;

●	Helport is the larger entity in terms of substantive operations and employee base; and

●	Helport’s operations comprise the ongoing operations of the Company.

Under this method of accounting, Helport is determined as the accounting acquirer and the historical financial statements of Helport became the Company’s historical financial statements, with retrospective adjustments to give effect to the reverse recapitalization. All of the ordinary shares of Helport that were issued and outstanding immediately prior to the Transaction were cancelled and converted into an aggregate of 30,280,768 ordinary shares of the Company, which has been restated retrospectively to reflect the equity structure of the Company. Net income per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares changed from $1 to $0.0001, and the par value of ordinary shares, additional paid-in capital, and share data were adjusted retrospectively as of June 30, 2024.

The consolidated statements of changes in shareholders’ equity for the fiscal years ended June 30, 2024 and 2023 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was adjusted retrospectively from 156 to 30,280,768 and 30,280,768 for the fiscal years ended June 30, 2024 and 2023.

The net income per ordinary share before and after the retrospective adjustments of comparative historical period are as follows:

	For the fiscal years ended June 30,
	2024		2023
Net income per ordinary share	Before Adjustment	After Adjustment	Before Adjustment	After Adjustment
—Basic and diluted	$47,238	$0.24	$30,863	$0.16

2023 Reorganization

The Group’s history began in September 2020 with the establishment of Helport Singapore, a limited liability company established in Singapore by Ms. Fan Yu (known as the “Founding Shareholder”). Prior to the Business Combination, Helport undertook an equity restructuring in order to re-domicile its business from Singapore to the British Virgin Islands (the “2023 Reorganization”), which was executed in the following steps:

(1)	In June 2023, Helport Limited was incorporated in the British Virgin Islands to be the holding company of the Group. On November 14, 2023, Helport established Helport Group Limited in the British Virgin Islands, a wholly owned subsidiary to be the intermediate holding company.

(2)	Effective on December 22, 2023, Helport Limited, through Helport BVI, acquired 100% of the equity interest of Helport Singapore from the Founding Shareholder, and thus, Helport Singapore became a wholly owned subsidiary of Helport Limited.

The main purpose of the 2023 Reorganization was to establish a BVI holding company for the existing business in preparation for an overseas business combination. Immediately before and after the 2023 Reorganization as described above, Helport’s business continued to be carried out by its operating subsidiaries without change in control.

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Principle of consolidation

The consolidated financial statements presented herein represent the financial statements of Helport AI Limited and its subsidiaries after the Business Combination which was consummated on August 2, 2024. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to allowance for credit losses, useful lives and impairment of long-lived assets, and fair value measurement of warrant liabilities. Changes in facts and circumstances may result in revised estimates. The effects of material revisions in estimates, if any, will be reflected in the CFS prospectively from the date of change in estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign currency translation

The Group’s reporting currency is United States dollars (“US$” or “$”). The Group’s subsidiaries incorporated in Singapore and the United States also use US$ as their functional currencies, and the branches or subsidiaries incorporated in the Philippines and Indonesia use their respective local currencies as their functional currencies, including the Philippine Peso (“PHP”) and the Indonesian Rupiah (“IDR”). The determination of the respective functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as foreign currency exchange gain or loss included in “Financial expenses, net” in the consolidated financial statements of operations and comprehensive income.

The Group entities with functional currencies other than the US$, translate their operating results and financial position into US$, the Group’s reporting currency. Assets and liabilities in foreign currencies are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into US$ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ deficit. The rates are obtained from H.10 statistical release of the U.S. Federal Reserve Board.

	June 30, 2025		June 30, 2024		June 30, 2023
	Year-end spot rate	Average rate	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against PHP	56.6889	57.7734	N/A*	N/A*	N/A*	N/A*
US$ against IDR	32.4700	33.9550	N/A*	N/A*	N/A*	N/A*

*	The Philippines’ branch and Indonesia’s subsidiary were incorporated in 2025.

2.	Summary of Significant Accounting Policies (Continued)

(e)	Deferred offering costs

The Group complies with the requirement of the Accounting Standards Codification (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of legal, advisory, listing and printing fees and other costs incurred through the balance sheet date that are directly related to the Business Combination transaction with Tristar for overseas listing. Deferred offering costs would be charged against shareholders’ equity upon the consummation of the Business Combination. As of June 30, 2024, the Group capitalized deferred offering costs of $817,871, and all the deferred offering costs were charged against shareholders’ equity upon consummation of the Business Combination on August 2, 2024.

(f)	Cash

Cash consists of cash at bank which is highly liquid investments with original maturities less than three months, which are unrestricted as to withdrawal or use. Cash consists of cash in bank only. As of June 30, 2025 and 2024, cash balances were $152,051 and $2,581,086, respectively.

(g)	Credit losses

On July 1, 2023, the Group adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments — Credit Losses” (Topic 326). Measurement of Credit Losses on Financial Instruments,” by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on the Group’s financial statements.

The Group’s accounts receivable and other receivables included in the line item of prepaid expenses and other current assets in the balance sheet, are within the scope of ASC Topic 326. The Group uses an aging schedule method in combination with current situation adjustment to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Group makes the assessment based on various factors, including aging of receivable balances, historical experience, credit-worthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect the Group’s ability to collect form the debtors. The Group also applies current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are indicated in general and administrative expenses in the consolidated statements of operations and comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Accounts receivable are stated at the original amount less an allowance for credit losses. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers factors in assessing the collectability of its receivables, such as historical bad debts, changes in customers’ payment patterns, credit-worthiness and financial conditions of the customers, current economic trends and other specific circumstances related to the accounts. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. No allowance for credit losses was recorded for the fiscal years ended June 30, 2025, 2024 and 2023.

(h)	Long-term investment

Long-term investments are the Group’s equity investments in privately held companies accounted for equity method.

Equity investments are comprised of investments in privately held companies. The Group uses the equity method to account for an equity investment over which it has the ability to exert significant influence but does not otherwise have control. The Group records equity method investments at the cost of acquisition, plus the Group’s share in undistributed earnings and losses since acquisition. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used.

The Group assesses its equity investment and loans to equity investees for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, cash burt rate, and other company-specific information including recent financing rounds. If it has been determined that the equity investment is less than its related fair value and that is decline is other-than-temporary, the carrying value of the investment and loan to equity investee is adjusted downward to reflect these declines in value.

2.	Summary of Significant Accounting Policies (Continued)

(i)	Intangible assets, net

Intangible assets with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Estimated useful lives by intangible asset classes are as follows:

Category	Estimated useful lives
Software	3-5 years

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.

(j)	Impairment of long-lived assets

The Group reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized for the amount by which the carrying value of the asset exceeds its fair value. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group did not record any impairment charge for the fiscal years ended June 30, 2025, 2024, and 2023.

(k)	Warrants

The Group evaluated its public warrants (“Public Warrants”) and private warrants (“Private Placement Warrants”, together with the Public Warrants, the “Warrants”), in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”), and concluded that a provision in the Warrant Agreement, dated October 13, 2021, by and between Tristar and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815-40, the Warrants are recorded as derivative liabilities on the accompanying balance sheets and measured at fair value at inception (on the date of Tristar’s initial public offering) and at each reporting date in accordance with FASB ASC Topic 820, “Fair Value Measurement” (“ASC 820”), with changes in fair value recognized in the statement of operations in the period of change.

The Private Placement Warrants were initially measured at fair value using a modified Black-Scholes Option Pricing Model. As the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Group determines that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant. The fair value of the Public and Private Placement Warrants as of June 30, 2025 is based on observable listed prices. The Private Placement Warrants have the same value as the Public Warrants since they are also subject to the make-whole provisions, per the warrant agreement. For the fiscal year ended June 30, 2025, the Group recognized changes of fair value of the warrant liabilities of $237,055.

2.	Summary of Significant Accounting Policies (Continued)

(l)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of the fair value hierarchy under ASC 820 are as follows:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, prepaid expenses and other receivables, accounts payable, amounts due to related parties, accrued expenses and other current liabilities and warrant liabilities. As of June 30, 2025 and 2024, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments. The warrant liabilities were measured at fair value using unobservable inputs and were categorized in Level 3 of the fair value hierarchy.

The Group’s non-financial assets, such as software and equipment, would be measured at fair value only if they were determined to be impaired.

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of June 30, 2025 and August 2, 2024.

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of August 2, 2024	$2,484,000	$-	$1,962,779	$4,446,779
As of June 30, 2025	$2,524,247	$-	$2,159,587	$4,683,834

The fair value of the Public Warrants is considered a Level 1 valuation and is determined by their public trading price. The fair value of the Private Warrants is considered a Level 3 valuation and is determined using the Black-Scholes valuation model. As of June 30, 2025, the total fair value of the Public Warrants and Private Warrant was $2,524,247 and $2,159,587, respectively, both with an exercise price of $11.50. The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

Warrants
Fair value as of August 2, 2024	$4,446,779
Change in fair value	237,055
Fair value as of June 30, 2025	$4,683,834

The significant unobservable inputs used in the measurement of fair value of Warrants as of June 30, 2025 are as follows:

As of June 30, 2025
Expected term (in years)	4.09
Volatility	38.44%
Risk-free interest rate	3.86%
Dividend yield	-

2.	Summary of Significant Accounting Policies (Continued)

(m)	Accounts and other payables

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

(n)	Related party

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

(o)	Revenue recognition

On July 1, 2020, the Group adopted ASC606 using the modified retrospective approach.

The Group recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

These criteria as they relate to each of the following major revenue generating activities are described below.

Revenues are presented net of value added taxes (“VAT”).

	For the fiscal years ended June 30,
	2025	2024	2023
AI services	$34,644,203	$29,575,625	$12,689,750
AI+ Business Process Outsourcing (“AI+BPO”) services	212,604	-	38,563
Total revenues	$34,856,807	$29,575,625	$12,728,313

AI services

The Group enters into System Information Technology Service Agreements with customers, to provide a series of services in the form of integrated AI service tools, AI Assist, which includes system functional modules, efficiency management services, custom development services, and operation outsourcing services. The Group identifies one performance obligation in the licensed usage of AI Assist because a series of services are delivered through the ultimate integrated functions within AI Assist, and cannot be separated from each other. The service consideration is reconciled on a monthly basis, which is calculated based on the monthly average subscribed seats. The Group usually grants the customers a credit term between 180 days and 365 days in the payment arrangement. Since the customers simultaneously receive and consume the benefits through the usage of AI Assist as the Group maintains technical support and ensure the normal function of AI Assist, revenues are recognized ratably over the contract term.

2.	Summary of Significant Accounting Policies (Continued)

Certain contracts with promises to provide additional customization or request may include multiple performance obligations when the promises are separately identifiable with one another and are indicated with standalone selling price. For such arrangements, the Group allocates transaction price to each performance obligation based on its relative standalone selling price. The Group generally determines the standalone selling prices based on the prices charged to customers. Revenue from such additional customization or request is recognized at a point in time when the service deliverables are completed and achieve the requirements of the customers.

AI+BPO services

The Group enters into service agreements with customers to provide AI+BPO services where it manages specified business processes—such as inbound customer support, outbound debt collection, and outbound customer engagement/sales—by deploying trained personnel supported by the Group’s AI tools under client guidance. Such contract usually involves one performance obligation, where the Group commits to providing designated number of personnels and technological support to perform the business processes or operations as required by customers. Service fees are structured under either a per-agent monthly model or performance-based pricing tied to measurable outcomes. The Group typically collects monthly instalment from customer over contract period in AI+BPO services. Revenues from AI+BPO services are recognized over the contract term based on the amount in revenue statement, which is reconciled with and confirmed by the customers on a monthly basis.

Principal versus agent considerations

The Group has entered into contracts with a third-party service provider for outsourced operation, in which the third-party service provider is obliged to conduct certain technical supporting activities, including IT environment maintenance, software module optimization, industrial database update, servers setting, etc. The Group has evaluated the terms with the third-party service provider and considers itself a principal and recognizes revenue on a gross basis in services as it controls the services through the following key considerations:

●	The Group owns its brand and intellectual property, directs the third-party service provider to conduct a series of outsourced operation activities on its behalf, and reserves the right to accept or reject any customer contracts without involvement of the third-party service provider. The Group assumes primary responsibility for controlling the quality of service deliverables.

●	The Group has discretion in setting the price. The third-party service provider is only entitled to the fixed outsourced operation fees settled monthly for their performance obligation and do not participate in profit sharing for the revenue from services.

Contract balance

When the obligation in a service contract has been performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. The Group did not have any contract assets as of June 30, 2025 and 2024.

The contract liability represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group did not have any contract liabilities as of June 30, 2025 and 2024.

(p)	Cost of revenues

Cost of revenues primarily consists of amortization of purchased software, payment to a third-party service provider for outsourced operation, and server costs.

(q)	Selling expenses

Selling expenses mainly consist of payroll expenses, share-based compensation expenses, marketing and promotion expenses, and other miscellaneous expenses.

(r)	General and administrative expenses

General and administrative expenses mainly consist of withholding tax, professional service fees, payroll expenses, insurance expenses, share-based compensation expenses, and other office miscellaneous fees.

(s)	Research and development expenses

Research and development expenses primarily consist of payroll expenses, AI training service fees, and product development fees.

2.	Summary of Significant Accounting Policies (Continued)

(t)	Leases

The Group enters into lease agreements to lease office spaces. On July 1, 2024, the Group adopted ASU No. 2016-02 (Topic 842) “Leases” using the optional transition method. Results and disclosure requirements for reporting periods beginning after July 1, 2024 are presented under Topic 842, while the Group had not commenced any leases subject to Topic 842 until October 2024. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The Group accounts for short-term leases with terms less than 12 months in accordance with ASC 842-20-25-2 to recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The adoption of the standard did not have a significant impact on the Group’s consolidated financial statements.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Operating lease ROU assets

The right-of-use assets are initially measured at cost, which comprise the initial amounts of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. The Group will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined not to be recoverable and is in excess of the estimated fair value, the Group will record an impairment loss in other expenses in the consolidated statements of operations. For the fiscal years ended June 30, 2025, 2024, and 2023, the Group did not recognize impairment loss on its operating lease ROU assets.

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available on lease commencement date in determining the present value of lease payments. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

(u)	Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s grants of share-based awards were classified as equity awards and are recognized in the financial statements based on their grant date fair values.

The Group has elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting over the requisite service period. For awards with performance conditions, the Group would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved. The Group has also elected to account for forfeitures as they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited.

2.	Summary of Significant Accounting Policies (Continued)

(v)	Income taxes

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

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of income for the fiscal years ended June 30, 2025, 2024 and 2023.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(w)	Commitments and contingencies

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

(x)	Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Group by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the fiscal years ended June 30, 2025, 2024, and 2023, there was no dilution impact.

(y)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer.

CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income when making decisions about allocating resources and assessing performance of the segment, and hence, the Group has only one single principal reportable segment, i.e. AI services, which is considered as the primary revenue source of the Group.

The primary measure of segment revenue and profitability for the Group’s operating segment is considered to be consolidated revenue and net income. Significant segment expenses reviewed by the CODM on a regular basis included within net income include cost of sales, selling and marketing expenses, general and administrative expenses, and research and development expenses, which are separately presented on the Group’s consolidated statements of operations and comprehensive income. Other segment items within net income include financial expenses, net, other income or loss, net, and income tax expense. CODM uses segment profit or loss to monitor budget versus actual results, and also in competitive analysis by benchmarking to the Group’s competitors at the same development stage.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are all located in Singapore, and the Group’s revenues are substantially derived from PRC customers, no geographical segment information is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

For operating results of segment provided to and reviewed by CODM, please refer to the consolidated statements of operations and comprehensive income.

2.	Summary of Significant Accounting Policies (Continued)

(z)	Recent accounting pronouncements

The Group expects to be an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

Recently issued accounting pronouncements adopted

In March 2023, the FASB issued ASU No. 2023-01, “Leases (Topic 842): Common Control Arrangements”, which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. In addition, the ASU amends the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Group has adopted ASU 2023-01 from July 1, 2024. The Group evaluates that the impact of adoption of this ASU is immaterial to consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group has adopted ASU 2023-07 for the fiscal year of 2025 since July 1, 2024. The Group evaluates that the impact of adoption of this ASU and has amended disclosure to segment reporting for single reportable segment in the consolidated financial statements.

Recently issued accounting pronouncements issued but not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is also permitted, and entities may apply the amendments in this update prospectively or retrospectively to all prior periods presented in the financial statements. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

On November 4, 2024, the FASB has released ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business (“PBEs”) entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. PBEs shall apply the amendments in this update either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

2.	Summary of Significant Accounting Policies (Continued)

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Group is evaluating the impact of the adoption of this guidance.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which provides guidance for entities that apply the practical expedient and accounting policy election, if applicable, when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this guidance.

In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

3.	Accounts Receivable

Accounts receivable consists of the following:

	As of June 30,
	2025	2024
Accounts receivable	$23,466,286	$21,313,735
Accounts receivable	$23,466,286	$21,313,735

As of the date of issuance of the consolidated financial statements, the Group has collected $2,220,175 in the balance of accounts receivable from customers. The uncollected balance of accounts receivable accounts for 90.5% of the total balance of accounts receivable as of June 30, 2025, which are all aged within one year.

4.	Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consist of the following:

	As of June 30,
	2025	2024
Deposits	$81,815	$13,198
Prepaid operation expenses	51,664	27,396
Others	4,190	1,372
Prepaid expenses and other receivables	$137,669	$41,966

5.	Long-term investment

	As of June 30,
	2025	2024
Investments accounted for using the equity method:
Helport (Thailand) Co., Ltd (1)	$29,643	$-
Total	$29,643	$-

(1)	In April 2025, Helport Singapore established Helport (Thailand) Co., Ltd., in which it holds a 49% equity interest. Helport Singapore accounts for this equity investment using the equity method, as it has the ability to exert significant influence over the investee but does not possess control.

6.	Intangible Assets, Net

Intangible assets, net, consists of the following:

	As of June 30,
	2025	2024
Software	$22,346,000	$7,695,000
Accumulated amortization	(9,665,989)	(5,269,306)
Intangible assets, net	$12,680,011	$2,425,694

Amortization expense was $4,396,683, $2,352,639, and $2,333,334 for the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

7.	Loans due to third parties

	As of June 30,
	2025	2024
New Promissory Notes (1)	$1,625,000	$-
Loans due to third parties	$1,625,000	$-

(1)	As of the Closing Date, US$1,625,000 remained outstanding under Tristar’s promissory notes (“the Tristar Promissory Notes”). In connection with the closing of the Business Combination, Tristar, the Company and the noteholders, entered into a letter agreement, pursuant to which the Tristar Promissory Notes were forgiven by the noteholders in exchange for the issuance of new promissory notes issued by the Company in the aggregate principal amount of $1,625,000 (the “New Promissory Notes”). The New Promissory Notes are unsecured and shall be due and payable on August 2, 2025. The New Promissory Notes do not bear any interest pursuant to the terms of the related contract. As of the date of this annual report, the Group was engaged in negotiations with its creditors to work out an arrangement for overdue payments. As of June 30, 2025, the outstanding aggregate principal of the New Promissory Notes was $1,625,000.

8.	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	As of June 30,
	2025	2024
Payables to third parties	$2,896,341	$3,793,161
VAT payable (1)	1,471,133	1,333,470
Interest payable	-	95,326
Payroll payable	241,739	41,282
Others	30,000	-
Accrued expenses and other liabilities	$4,639,213	$5,263,239

(1)	The balance of VAT payable is due to the service revenues generated in the PRC, which is subject to a 6% VAT rate.

9.	Leases

The Group leases office space under multiple non-cancelable operating lease agreements, which will expire between August 2028 to October 2030.

A summary of supplemental information related to the operating lease as of June 30, 2025 is as follows:

	As of June 30,
	2025	2024
Operating right-of-use assets	$807,360	$-
Amortization of right-of-use assets	(101,838)	-
Right-of-use assets, net	$705,522	$-

Operating lease liabilities, current portion	$134,331	$-
Operating lease liabilities, non-current portion	625,080	-
Total operating lease liabilities	$759,411	$-

Weighted average remaining lease term	4.65 years	-
Weighted average discount rate*	7.11%	-

*	The U.S. prime rate was applied as an alternative to the discount rate for lease assets located in the U.S., and the Philippines overnight lending rate was applied as an alternative to the discount rate for lease assets located in the Philippines, given the fact that the rate implicit in the Group’s leases is not readily determinable, and that as of June 30, 2025, the Group had no bank loans.

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive income and supplemental cash flow information related to operating leases is as follows:

	For the fiscal years ended June 30,
	2025	2024	2023
Operating lease expense excluding short-term lease expense	$138,781	$-	$-
Short-term lease expense	97,593	130,853	-
Total	$236,374	$130,853	$-

Cash paid for operating leases	84,766	-	-

Future lease payments under lease liabilities as of June 30, 2025 were as follows:

For the fiscal years ending June 30,	Amount
2026	$183,992
2027	191,016
2028	199,843
2029	209,197
2030 and thereafter	110,758
Total operating lease payments	$894,806
Less: Imputed interest	(135,395)
Present value of operating lease liabilities	$759,411

10.	Convertible Promissory Notes

The balance of convertible promissory notes as of June 30, 2025 and 2024 consisted of the following:

	As of June 30,
	2025	2024
Debt from SIS SPAC Investment Fund Pte. Ltd.	$-	$1,000,000
Debt from Song Diego Corporation	-	1,000,000
Debt from Shan Ling Ge	-	850,000
Debt from Kia Hong Lim	-	550,000
Debt from SIS GLOBAL FUND VCC	-	500,000
Debt from Simon Meng	-	335,000
Debt from Ling Fei Yen	-	250,000
Debt from Lik Qi Lim	-	200,000
Debt from Ah Lian Ng	-	104,074
Debt from Hwee Hai Lim	-	100,000
Total Convertible Promissory Notes	$-	$4,889,074

On March 6, 2024, March 8, 2024, March 12, 2024, May 15, 2024, May 17, 2024 and May 26, 2024, the Group successively issued $1,550,000, $550,000, $1,000,000, $2,000,000, $500,000 and $439,074 (a total of $6,039,074) worth of convertible promissory notes, respectively, to a total of ten holders. The principal plus interest accrued (“Outstanding Balance”) of such convertible promissory notes was automatically converted into the ordinary shares of the Company at a price of $10.80 per share upon consummation of the Business Combination with Tristar. The convertible promissory notes were all subject to an interest rate of 8% per annum, with a maturity date on December 31, 2024.

On June 20, 2024, the Group (“Borrower”) amended one convertible promissory note (the “Note” and collectively with other convertible notes issued from March 2024 to May 2024, “the Notes”) of $2,000,000 issued on May 15, 2024, to a lender named Shanling Ge (“Lender”), pursuant to which, by mutual consent, the Borrower and the Lender agreed that the amount of the Note shall be changed to $850,000 from $2,000,000, with all the other terms previously stipulated in the Note remaining the same (“Amendment to the Note”). As of June 20, 2024, the Group has received all the funds of $4,889,074 from the issuance of the Notes, as amended. The Group accounted for these convertible notes as a liability, which is stated at amortized cost with any difference between the initial carrying value and the debt issuance costs using the effective interest method over the period from the issuance date to the maturity date.

On August 2, 2024, the outstanding balances of the total convertible promissory notes were automatically converted into the 464,838 ordinary shares of the Company at a price of $10.80 per share upon consummation of the Business Combination.

Interest expense accrued for the convertible promissory notes was $35,853, $95,326, and nil for the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

11.	Related Parties Transactions

The table below sets forth the major related parties and their relationships with the Group as of June 30, 2025 and 2024:

No.	Related Parties	Relationship
1	Ufintek Group Pte. Ltd.	Wang Yizhou, Financial Director of Helport Singapore, serves as the Executive Director of Ufintek Group Pte. Ltd.
2	Stony Holdings Limited	Shareholder of Helport AI Limited
3	Ms. Fan Yu	Chairman of the Board of Directors of Helport Limited
4	Ms. Yizhou Wang	Financial Director of Helport Singapore
5	Helport (Thailand) Co., Ltd	Equity investments with 49% shareholding
6	Ms. Michelle Zhang	Spouse of key management
7	Mr. Chunyi Hao	Shareholder of Helport AI Limited

11.	Related Parties Transactions (Continued)

(a)	The Group entered into the following transactions with related parties:

	For the fiscal years ended June 30,
	2025	2024	2023
Nature

Loan to a related party
Helport (Thailand) Co., Ltd	$10,372	$-	$-

Loan from related parties
Stony Holdings Limited	$-	$84,991	$-
Ufintek Group Pte. Ltd.	$-	$-	$561,703
Yu Fan	$-	$269,986	$7,356
Michelle Zhang	$515,576	$-	$-

Advance payment from a related party
Wang Yizhou	$-	$-	$1,524

Reimbursement for advance payment from a related party
Wang Yizhou	$-	$1,524	$-
Yu Fan	$160,025	$-	$-

Service fees paid to a related party
Wang Yizhou	$-	$-	$751

Loans repayment to related parties
Ufintek Group Pte. Ltd.	$74,261	$3,638	$-
Yu Fan	$109,961	$-	$45,102
Michelle Zhang	$199,582	$-	$-
Stony Holdings Limited	$84,991	$-	$-

(b)	The Group had the following balances with related parties:

	As of June 30,
	2025	2024
Amount due from a related party:
Helport (Thailand) Co., Ltd (1)	10,372	-
Total	$10,372	$-

(1)	The balance represents the advance funds paid on behalf of the related party for its daily operational purposes.

11.	Related Parties Transactions (Continued)

	As of June 30,
	2025	2024
Amount due to related parties:
Chunyi Hao (1)	$1,300,000	$-
Michelle Zhang (2)	764,447	-
Ufintek Group Pte. Ltd. (3)	558,213	604,084
Yu Fan (3)	6,715	276,701
Helport (Thailand) Co., Ltd (4)	30,181	-
Stony Holdings Limited (5)	-	84,991
Total	$2,659,556	$965,776

(1)	As of the Closing Date, US$1,500,000 remained outstanding under the Tristar Promissory Notes held by Mr. Chunyi Hao. In connection with the closing of the Business Combination, Tristar, the Company and Mr. Chunyi Hao, entered into a letter agreement, pursuant to which the Tristar Promissory Notes were forgiven by Mr. Chunyi Hao in exchange for the issuance of the New Promissory Notes. The New Promissory Notes are unsecured and shall be due and payable on August 2, 2025. The New Promissory Notes do not bear any interest pursuant to the terms of the related contract. As of the date of this annual report, the Group was engaged in negotiations with Mr. Chunyi Hao to work out an arrangement for overdue payments. As of June 30, 2025, the outstanding aggregate principal of the New Promissory Notes was $1,300,000.

(2)	The balance represents the amount outstanding from the interest-bearing loan provided by the related party, with an annual interest rate of 5.5%. For the year ended June 30, 2025, the interest expenses were $16,742.

(3)	The balance represents the advance funds received from related parties for daily operational purposes.

(4)	The balance represents the capital contribution that the Company is obligated to pay to related parties.

(5)	On March 15, 2024, the Group entered into Line of Credit Agreements with two existing shareholders, Hades Capital Limited and Stony Holdings Limited (collectively “Helport Shareholders”), which provide the Group with unsecured lines of credit in the principal maximum amount of $4,000,000 and $2,000,000, respectively. The principal indebtedness under the Line of Credit Agreements will mature on the third anniversary of the date the Line of Credit Agreements were entered into, at an interest rate of 0% per annum. As of June 30, 2024, an aggregate of $84,991 were drawn from such lines of credit. As of June 30, 2025, the Group had fully settled the outstanding balance.

12.	Taxation

British Virgin Islands (“BVI”)

Helport AI Limited and its subsidiaries, Helport Limited and Helport BVI, were incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Helport Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by Helport AI Limited to its shareholders, no BVI withholding tax will be imposed.

Singapore

Helport Singapore is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first $7,862 (SGD 10,000) taxable income and 50% of the next $149,383 (SGD 190,000) taxable income being exempted from income tax.

United States

Helport US was incorporated in the United States and is subject to state income tax and federal income tax depending upon taxable income levels. It did not have taxable income and no income tax expense was provided for the fiscal years ended June 30, 2025, 2024, and 2023.

Indonesia

Helport Indonesia incorporated in Indonesia during the fiscal year of 2025, is governed by the income tax law of Indonesia and is subject to a CIT rate of 22% on their taxable income generated from operations in Indonesia, for the fiscal year ended June 30, 2025.

The following table sets forth current and deferred portion of income tax expense of the Company’s subsidiaries:

	For the fiscal years ended June 30,
	2025	2024	2023
Current income tax expense	$385,710	$1,601,933	$970,755
Deferred income tax expense	152,436	-	-
Total income tax expense	$538,146	$1,601,933	$970,755

12.	Taxation (Continued)

Since Helport Singapore, the largest subsidiary of the Group incurred the majority of revenue and retained earnings historically, a reconciliation between the income tax expense determined at the Singaporean statutory tax rate and the actual income tax expense of the Group is as follows:

	For the fiscal years ended June 30,
	2025	2024	2023
Income before income tax expenses	$2,396,716	$8,971,052	$5,785,458
Computed income tax expense with statutory tax rate*	551,299	1,525,079	983,528
Impact of different tax rates in other jurisdictions	-	95,670	-
Effect of preferential tax rate	(13,153)	(18,816)	(12,773)
Total income tax expenses	$538,146	$1,601,933	$970,755

*	The statutory rate of Helport Singapore, which stands at 17%, is applied.

The Group recognized deferred tax liabilities of $548,889 and nil as of June 30, 2025 and 2024 due to the temporary difference caused by the accelerated amortization of intangible assets required by Singapore Tax Policy. The Group did not recognize any deferred tax assets as of June 30, 2025 and 2024.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group does not believe that its uncertain tax benefits position will materially change over the next twelve months. As of June 30, 2025, income for tax returns for the tax years from 2021 to 2024 remain open for statutory examination.

13.	Share-based Compensation

2024 Equity Incentive Plan

Effective on August 6, 2024, the board of directors of the Company approved the 2024 Equity Incentive Plan (the “Plan”), under which certain eligible independent contractors and external consultants (the “Participants”), or a total of four Participants, were granted 166,000 restricted ordinary shares for their services provided to the Group.

On October 1, 2024, November 1, 2024, and January 17, 2025, each of three external consultants was granted 60,000 restricted shares, respectively, among which 20,000 shall vest upon each anniversary of the service inception date during the three-year service period.

On October 21, 2024, 26,000 restricted shares were granted to one external consultant, among which 6,500 shall vest on December 21, 2024, 6,500 shall vest on January 21, 2025, and 13,000 shall vest on October 21, 2025.

On November 28, 2024, 20,000 restricted shares were granted to an independent contractor, which shall vest upon the achievement of the agreed-upon performance goal as set out in the independent contractor agreement.

On January 1, 2025, 72,000 restricted shares were granted to one advisor, among which 24,000 vest upon each anniversary of the service inception date during the three-year service period.

On January 1, 2025, 450,000 restricted shares were granted to the Chief Financial Officer of the Company, which shall vest upon the achievement of the agreed-upon performance goal as set out in the employee agreement.

On January 1, 2025, 100,000 restricted shares were granted to two directors of the Company, respectively, corresponding to a service period of 8 months commencing January 1, 2025. Additionally, 10,000 ordinary shares will be granted annually on the first anniversary of the service year commencing September 1, 2025, subject to the grantee’s continuous service.

If the Participants terminate their services during the vesting period, they will automatically forfeit the restricted shares that are not vested as of the date of termination of the services.

13.	Share-based Compensation (Continued)

The estimated fair value of restricted shares granted under the Plan were the closing prices prevailing on each grant date.

A summary of activities of the restricted shares for the fiscal year ended June 30, 2025 is as follow:

	Number of nonvested restricted shares	Weighted average FV per ordinary share on the grant date
Unvested as of June 30, 2024	-	$
Granted	768,000		5.57
Vested	(33,000)		5.38
Unvested as of June 30, 2025	735,000		$5.58

Share-based compensation expenses of $584,150 were recognized for the restricted shares during the fiscal year ended June 30, 2025. As of June 30, 2025, there was unrecognized share-based compensation expenses of $3,696,150 in relation to the restricted shares, which is expected to be recognized over a weighted average period of 2.37 years.

The allocation of total share-based compensation expenses is set forth as follows:

	For the fiscal years ended June 30,
	2025	2024	2023
Sales and marketing expenses	$180,800	$-	$-
General and administrative expenses	403,350	-	-
Total	$584,150	$-	$-

14.	Warrant Liabilities

On August 2, 2024, Tristar, the Company, and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), entered into the Assignment, Assumption and Amendment to Warrant Agreement (the “Warrant Amendment”) which amended that certain Warrant Agreement, dated as of October 13, 2021, relating to the Tristar warrants (the “Warrant Agreement”), filed with the SEC on October 13, 2021. Pursuant to the Warrant Amendment,

(i)	the Company has assumed the obligations of Tristar under the Warrant Agreement, such that, among other things, Helport has been added as a party thereto; and

(ii)	references to Tristar Class A ordinary shares in the Warrant Agreement means the ordinary shares of the Company.

As of June 30, 2025, there were 18,844,987 Warrants outstanding (including 11,499,987 Public Warrants and 7,345,000 Private Placement Warrants). The Warrants have the same terms as the Tristar warrants. Each Warrant entitles the holder thereof to purchase one ordinary share at a price of $11.50 per share. The exercise period of Public Warrants and Private Placement Warrants commenced on the completion of the Company’s initial business combination, terminating on the earlier to occur if (i) five years after the completion of the initial business combination (August 1, 2029), and (ii) the date fixed for redemption of the Warrants. The Warrants may only be exercised for a whole number of shares and in no event will the Company be required to net cash settle any Warrant.

The Company also permits Warrant holders to exercise their Warrants on a cashless basis under the circumstances specified in the Warrant Agreement. If the ordinary shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”), the Company may, at its option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Warrants became exercisable on the completion of the Business Combination, and will expire five years after the consummation of the Business Combination or earlier upon redemption.

14.	Warrant Liabilities (Continued)

The Company may redeem the Public Warrant, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each Warrant holder;

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (subject to adjustment for splits, dividends, recapitalizations, and other similar events), for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to Warrant holders, and;

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and the Company issues a notice of redemption, each Warrant holder can exercise his or her Warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $18.00 trigger price as well as the $11.50 Warrant exercise price per full share after the redemption notice is issued and not limit the Company’s ability to complete the redemption. The redemption criteria for the Public Warrants have been established at a price which is intended to provide Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of the Company’s redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants are non-redeemable (except as described below) so long as they are held by the sponsor of Tristar or its permitted transferees. If the Private Placement Warrants are held by someone other than the sponsor of Tristar or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

The Company accounts for the 18,844,987 Warrants (including 11,499,987 Public Warrants and 7,345,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the Warrants do not meet the criteria for equity treatment thereunder, each Warrant must be recorded as a liability. The Private Placement Warrants have a provision whereby the Private Placement Warrants if transferred to persons other than permitted transferees shall upon transfer cease to be Private Placement Warrants and shall become Public Warrants. Because of this provision, the Private Placement Warrants settlement amounts are dependent on the Warrant holder, and the Private Placement Warrants are not considered indexed to the Company’s ordinary shares, therefore precluding equity classification. The Public Warrant tender provisions do not provide for the Warrant holders and the underlying shareholders to receive the same pro rata settlement amount. Because of this tender offer provision, it requires the Public Warrants to be classified as a liability because the settlement amount received by the Warrant holder could be greater than the holder of the Company’s ordinary shares.

The accounting treatment of derivative financial instruments requires that the Company record the Warrants as derivative liabilities at fair value upon the closing of the Business Combination. These warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to its current fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the Warrants will be reclassified as of the date of the event that causes the reclassification.

15.	Ordinary Shares

The Company is authorized to issue a maximum of 500,000,000 ordinary shares with par value of $0.0001.

Upon consummation of the Business Combination, 5,878,103 ordinary shares of Tristar (including 128,103 public shares and 5,750,000 founder shares) remained issued and outstanding, which had been replaced by ordinary shares of the Company. Along with the consummation of the Business Combination, the Company issued 509,259 and 464,838 ordinary shares to PIPE investors and holders of convertible promissory notes, respectively. 30,280,768 ordinary shares were issued to Helport shareholders as the consideration of the Business Combination. Since Helport is determined as the accounting acquirer, the historical financial statements of Helport became the Company’s historical financial statements, with retrospective adjustments to give effect to the reverse recapitalization. All of the ordinary shares of Helport that were issued and outstanding immediately prior to the Business Combination were cancelled and converted into an aggregate of 30,280,768 ordinary shares of the Company, which has been restated retrospectively to reflect the equity structure of the Company.

During the fiscal year ended June 30, 2025, 298,000 restricted shares were issued and outstanding under the Plan.

There were 37,430,968 and 30,280,768 ordinary shares issued and outstanding as of June 30, 2025 and 2024, respectively.

16.	Earnings Per Share

Basic and diluted earnings per share is calculated as follows:

	For the fiscal years ended June 30,
	2025	2024	2023
Numerator:
Net income	$1,858,570	$7,369,119	$4,814,703
Denominator:
Weighted average number of ordinary shares outstanding*
Basic and diluted	37,430,968	30,280,768	30,280,768

Earnings per ordinary share
Basic and diluted	$0.05	$0.24	$0.16

*	Share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

17.	Concentration

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of customers who each represents 10% or more of the Group’s total accounts receivable for the years presented:

	As of June 30,	As of June 30,
	2025	2024
Customer A	25.2%	35.3%
Customer B	23.1%	*
Customer C	18.7%	27.5%
Customer D	12.6%	*
Customer E	10.4%	*
Total	90.0%	62.8%

*	The percentage is below 10%.

17.	Concentration (Continued)

The following table sets forth a summary of customers who each represents 10% or more of the Group’s total revenue for the years presented.

	For the fiscal years ended June 30,
	2025	2024	2023
Customer C	27.5%	26.9%	28.4%
Customer A	25.8%	37.5%	46.3%
Customer B	16.2%	*	*
Total	69.5%	64.4%	74.7%

*	The percentage is below 10%.

The following table sets forth any supplier who represents 10% or more of the Group’s total accounts payable for the years presented:

	As of June 30,
	2025	2024
Supplier A	99.4%	100.0%
Total	99.4%	100.0%

The following table sets forth a summary of suppliers who each represents 10% or more of the Group’s total purchase for the years presented:

	For the fiscal years ended June 30,
	2025	2024	2023
Supplier A	99.9%	100.0%	100.0%
Total	99.9%	100.0%	100.0%

18.	Commitments and Contingencies

Lease Commitments

The total future minimum lease payments under the short-term lease and long-term operating leases with respect to the office as of June 30, 2025 are payable as follows:

	Payment due to schedule
	Within one year	One to three years	Above three years	Total
	US$	US$	US$	US$
Short-term office rental fees	51,503	-	-	51,503
Long-term office rental fees	45,431	126,766	155,830	328,027

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2025 and through the issuance date of the consolidated financial statements.

19.	Subsequent Events

Subsequent Collection of Accounts Receivable

As of the date of issuance of the consolidated financial statements, the Group has collected $2,220,175 in the balance of accounts receivable from customers. The uncollected balance of accounts receivable accounts for 90.5% of the total balance of accounts receivable as of June 30, 2025, which are all aged within one year. The collection of accounts receivable was immediately used to settle the accounts payable, which mainly included the contract fees payable for the development of intangible assets.

Ordinary Share Subscription Agreements

On October 2, 2025, the Company entered into a subscription agreement (the “Youth Spring Subscription Agreement”) with Youth Spring Limited, a Samoa company (“Youth Spring”). Pursuant to the Youth Spring Subscription Agreement, Youth Spring agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Youth Spring, Ordinary Shares of the Company, par value US$0.0001 per share, for an aggregate purchase price of $500,000, in accordance with Regulation S under the Securities Act of 1933, as amended (“Regulation S”).

On October 20, 2025, the Company entered into a subscription agreement (the “Fulberto Subscription Agreement”) with Fulberto Limited, a British Virgin Islands company (“Fulberto”). Pursuant to the Fulberto Subscription Agreement, Fulberto agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Fulberto, Ordinary Shares of the Company, par value US$0.0001 per share, for an aggregate purchase price of $1,000,000, in accordance with Regulation S.

On November 15, 2025, the Company entered into a subscription agreement (the “Fountain Subscription Agreement”) with FountainX Ltd., a British Virgin Islands company (“FountainX”). Pursuant to the Fountain Subscription Agreement, FountainX agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to FountainX, Ordinary Shares of the Company, par value US$0.0001 per share, for an aggregate purchase price of $1,240,000, in accordance with Regulation S.

The Group has evaluated the impact of events that have occurred subsequent to June 30, 2025, through November 17, 2025, the issuance date of consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except for the event as discussed above.